Exhibit 99.1

[This document is an English translation provided for informational purposes only. In event of any discrepancy between this translated document and the Spanish original, the original should prevail.]

INFORMATION STATEMENT ON INTERNALIZATION

July 13, 2026

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Bosque de Alisos 47-A, 4th Floor

Col. Bosques de las Lomas, Cuajimalpa de Morelos

Postal Code 05120, Mexico City, Mexico

Listing Markets: Bolsa Mexicana de Valores, S.A.B. de C.V. and New York Stock Exchange

Ticker Symbol on the BMV: ASUR

NYSE Ticker Symbol: ASR

This Information Statement is being made available to the shareholders of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) regarding certain matters that will be presented to our shareholders at the Extraordinary General Shareholders’ Meeting to be held on August 20, 2026.

Summary of the Transaction

Business Combination

Our management constantly evaluates strategic business and growth opportunities. For several years, our management has explored various ideas with the aim of advancing ASUR’s business evolution, and on this occasion, we are proposing to our shareholders the combination of the business providing technical assistance services and technology transfer, which, since our inception, have been outsourced to our strategic partner, ITA.

Currently, pursuant to the Technical Assistance Agreement with ITA, ITA provides us with management and consulting services and transfers technical, technological, and industrial know-how and expertise to us in exchange for an annual fee paid by our subsidiaries. The Technical Assistance Agreement grants us an exclusive license in Mexico to use all technical assistance and industry know-how transferred by ITA or its shareholders during the term of the agreement. ITA provides us with assistance in various areas, including, among others, training; assistance with airport management to ensure proper operations, administration, and planning; the development of commercial activities; assistance in preparing master development programs for each airport; the preparation of market studies; and the implementation of initiatives aimed at increasing passenger traffic and improving airport operations. We believe that the technical assistance provided by ITA is a high-value specialized service that, since we began operations as a private airport group, has provided fundamental benefits to ASUR, is necessary for the operation of our airports, and should be continued now internally given that ASUR has now reached the size and level of maturity sufficient for internalization. If the integration is approved, ASUR would be the entity providing the described services directly to its airports, which would continue to benefit airport operations. Our recent expansion which includes the commercial operations in certain terminals at John F. Kennedy International Airport, Los Angeles International Airport, and Chicago O’Hare International Airport reflects our current scale and our need for integration and efficient growth.

Increase in Capital Stock

Pursuant to the Integration, if approved by our shareholders, it is estimated that ASUR would issue and put into circulation 7,251,236 net new shares representing its capital stock, subject to adjustments and, therefore, its outstanding shares would increase from 300,000,000 to approximately 307,251,236. These shares will be delivered to the direct or indirect shareholders of ITA as a result of the merger involved in the Integration.

Amendment to the Bylaws

We propose to our shareholders an amendment to our bylaws. First, to update and adjust them to the current regulatory framework and, second, should the Integration be approved by our shareholders, to adjust them to what our situation would be, eliminating unnecessary complexities and historical obsolescence. This, while preserving its basic capital structure and the minority rights provided for by law.

Characteristics of the Securities

If completed in accordance with its terms, the Integration would entail a capital increase. The securities representing the shares will be adjusted to reflect the proposals contained in this Information Statement, if approved, including the amendment to the bylaws.

THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL SECURITIES IN MEXICO OR IN THE UNITED STATES OF AMERICA, NOR IN ANY OTHER JURISDICTION; RATHER, IT HAS BEEN PREPARED AND IS MADE AVAILABLE TO THE ISSUER’S SHAREHOLDERS AND THE GENERAL PUBLIC SOLELY TO PROVIDE SHAREHOLDERS WITH INFORMATION, IN ACCORDANCE WITH MEXICAN SECURITIES LAW, THE MEXICAN GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER SECURITIES MARKET PARTICIPANTS, AND OTHER APPLICABLE LEGISLATION.

The shares representing the capital stock of Grupo Aeroportuario del Sureste, S.A.B. de C.V. are registered in the National Securities Registry maintained by the National Banking and Securities Commission and are listed on the Mexican Stock Exchange, S.A.B. de C.V., under the ticker symbol “ASUR.” Registration in the National Securities Registry does not imply any certification regarding the quality of the securities, the issuer’s solvency, or the accuracy or truthfulness of the information contained in this Information Statement, nor does it validate any acts that may have been carried out in violation of the law.

ASUR makes this document available to its shareholders through the company’s website (https://www.asur.com.mx/) in the “Investors” section, or through the BMV website (www.bmv.com.mx), or through the Securities and Exchange Commission website (www.sec.gov).

ASUR will publish an English translation of this Information Statement for informational purposes only, which will be available for review on ASUR’s website and on the SEC’s website at www.sec.gov as a Form 6-K filing. ASUR is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from compliance with the proxy rules set forth in the Securities Exchange Act of 1934. The English version of this document is provided solely for informational purposes and to comply with the disclosure obligations set forth in said legislation.

THIS DOCUMENT IS NOT AN INFORMATION STATEMENT FOR CORPORATE RESTRUCTURINGS, AS REFERRED TO IN ART. 35 OF THE MEXICAN GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER SECURITIES MARKET PARTICIPANTS, GIVEN THAT THE CONDITIONS REFERRED TO IN SAID PROVISION ARE NOT MET. THE SOLE PURPOSE OF THIS DOCUMENT IS TO PROVIDE INFORMATION TO OUR SHAREHOLDERS THAT MAY SUPPORT THEIR DECISION-MAKING PROCESS, CONSISTENT WITH OUR CULTURE OF TRANSPARENCY AND RESPECT FOR OUR SHAREHOLDERS.

ASUR IS NOT REQUESTING PROXY LETTERS TO EXERCISE VOTING RIGHTS

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LETTER FROM THE CHIEF EXECUTIVE OFFICER	3
FORWARD-LOOKING STATEMENTS	4
INCORPORATION BY REFERENCE	5
GLOSSARY OF TERMS AND DEFINITIONS	6
EXECUTIVE SUMMARY	7
CONSIDERATIONS OF THE BOARD OF DIRECTORS	9
STRATEGIC REASONS	10
DETAILED INFORMATION ON THE TRANSACTION	11
TECHNICAL ASSISTANCE AND TECHNOLOGY TRANSFER SERVICES	18
GOVERNMENT AUTHORIZATIONS	20
BACKGROUND AND PREVIOUS CORPORATE ACTIONS	21
PARTIES TO THE TRANSACTION	23
QUESTIONS AND ANSWERS	26
RISK FACTORS	30
MATTERS TO BE RESOLVED	35
SHARES TO BE ISSUED BY ASUR	37
FINANCIAL INFORMATION	38
MATERIAL AGREEMENTS	43
ANALYSIS BY EXTERNAL FINANCIAL ADVISORS	44
ANNEXES	45

Annex 1.	Merger Agreement.

Annex 2.	Draft Resolutions.

Annex 3.	Voting Procedures for ADSs.

Annex 4.	Proposed Bylaw Amendments.

4.A. Amendment for updating purposes.
4.B. Amendment resulting from the merger, if approved.

Annex 5.	Financial information of the merging and merged companies.

The Annexes attached to this Information Statement form an integral part thereof.

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LETTER FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholder:

It is an honor to address you on this occasion to share an initiative that we consider fundamental to the future of our Company and to continuing our sustainable growth.

ASUR is entering a new phase of growth and expansion, as evidenced by our upcoming integration of 20 airports, 17 in Brazil, Ecuador, Costa Rica, and Curaçao. We have added four new markets in Latin America and the Caribbean, including Brazil, the largest aviation market in Latin America in terms of passengers, to our already established presence in Mexico, Colombia, and Puerto Rico. In addition, we have taken over commercial operations in certain terminals at John F. Kennedy International Airport, Los Angeles International Airport, and Chicago O’Hare International Airport. We intend to continue consolidating our position as a leading operator in the Americas and, therefore, we continually evaluate strategic business opportunities, efficiency improvements, and growth alternatives.

For some time now, we have been analyzing the possibility of internalizing the technical assistance services that we currently receive from external providers. Since our inception in 1998, we have relied on ITA to provide our airports with technical assistance and technology transfer services, which we consider essential to the operation of our airports and which have enabled us to grow to where we are today. If the Integration described in this document is approved by our shareholders, ASUR would continue to provide these services to our airports in-house.

We believe we have reached sufficient size and maturity to bring technical assistance and technology transfer services in-house, and we consider it optimal to ensure their continuity for the benefit of our airports. Furthermore, we believe that integrating these services would allow us, among other things, to increase our operational efficiency and adapt more flexibly to the needs of the airports we operate.

Following careful analysis and deliberation, our corporate governing bodies decided to submit this initiative, conceived by our management and led by the Audit and Corporate Practices Committee, which is composed exclusively of independent members of proven professionalism, to our shareholders, so that they may freely decide on the integration described in this document. In the spirit of transparency and respect for our shareholders, which have always characterized us, we are providing the information contained in this document to support your independent decision-making process.

Furthermore, we are proposing to our shareholders an amendment to our bylaws, to update them in accordance with the current regulatory framework and, should the internalization be approved, an amendment to the bylaws resulting from it. We consider essential that ASUR have bylaws that, in addition to aligning with the context of the integration, eliminate historical obsolescence and adapt to the current legal framework. This, while preserving our basic capital structure and the minority rights provided for by law.

We reiterate that we consider communication with our shareholders to be essential, and we kindly ask them to reach out to us through the institutional channels we have made available to address any questions or comments.

Sincerely,

Adolfo Castro Rivas

Chief Executive Officer

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FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements. Words such as “intend,” “attempt,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “advise,” “aim,” “may,” “plan,” “potential,” “forecast,” “seek,” “should,” “would,” as well as similar expressions, are intended to identify forward-looking statements, but are not the only means of identifying such projections and statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections, and other forward-looking statements may not be realized. We caution investors that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed or implied in such statements. If one or more of these factors or uncertainties were to materialize, or if the underlying assumptions were to prove incorrect, actual results could differ substantially from those described in this document as anticipated, considered, estimated, expected, forecasted, or intended.

These forward-looking statements are made only as of the date of this Information Statement, and we assume no obligation to update or revise any forward-looking projection or statement, whether as a result of new information or future events or developments. Additional factors affecting our business may arise at any time, and we are unable to predict all such factors, nor can we assess their impact on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement. We cannot guarantee that our plans, intentions, or expectations will be realized. Additionally, statements regarding past trends or activities should not be interpreted as assertions that such trends or activities will continue in the future. All forward-looking statements whether written, oral, or electronic that may be attributed to us or to persons acting on our behalf are expressly subject in their entirety to this Information Statement.

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INCORPORATION BY REFERENCE

We are “incorporating by reference” documents that we have filed with the National Banking and Securities Commission, which means that we are disclosing important information to you by referring to those documents. The information incorporated by reference in this document is considered part of this information statement, and we may amend or supplement this information statement by filing materials with the National Banking and Securities Commission and the Mexican Stock Exchange, S.A.B. de C.V. We incorporate by reference the following documents:

•	our annual report for the fiscal year ended December 31, 2025, filed on April 16, 2026.
•	our material event notices, filed from April 17, 2026 through the date of this document.
•	our most recent quarterly report for the three-month period ended March 31, 2026.

These documents may be accessed on the website of the Mexican Stock Exchange, S.A.B. de C.V., at www.bmv.com.mx, and on the Issuer’s website at www.asur.com.mx.

We are also “incorporating by reference” documents that we have filed with the U.S. Securities and Exchange Commission, which means that we are disclosing important information by referring to those documents. The information incorporated by reference in this document is considered part of this information statement, and we may amend or supplement this information statement by filing materials with the U.S. Securities and Exchange Commission. We incorporate by reference the following documents:

•	our annual report on “Form 20-F” for the fiscal year ended December 31, 2025, filed on April 16, 2026.
•	our material events on “Form 6-K,” filed from April 17, 2026 through the date of this document.
•	our most recent quarterly report for the three-month period ended March 31, 2026.

These documents are available on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the Issuer’s website at www.asur.com.mx.

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GLOSSARY OF TERMS AND DEFINITIONS

Unless otherwise defined herein, the capitalized terms used in this Information Statement and listed below shall have the following meanings, which shall apply equally to the singular and plural forms of such terms:

Term	Definition
“Technical Assistance Agreement” or “TAA”	Means the Technical Assistance and Technology Transfer Agreement signed on December 18 of 1998, among others, by ITA, ASUR, and ASUR subsidiaries, and each of the concessionary subsidiaries in Mexico, to receive from the latter the technical assistance and technology transfer necessary for the operation of the assigned airports, in exchange for consideration.

“Issuer,” “Company,” or “ASUR”	Means Grupo Aeroportuario del Sureste, S.A.B. de C.V.

“Dollars” or “USD” or “US$”	Means dollars, the legal tender of the United States of America.

“IFRS” or “NIIF”	Means International Financial Reporting Standards, as defined by the International Accounting Standards Board (IASB), also known as IFRS.

“Information Statement”	Means this information statement regarding the Integration.

“Integration”	Means the integration into ASUR of the business providing technical assistance and technology transfer services through a merger of ITA, our Strategic Partner, into ASUR.

“ITA”	Means Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.

“Pesos” or “$” or “Ps.”	Means pesos, the legal tender of the United Mexican States.

“Annual Report”	Means the Issuer’s annual information statement for the fiscal year ended December 31, 2025, which may be accessed on the Issuer’s website at www.asur.com.mx and on the website of the Mexican Stock Exchange, S.A.B. de C.V., at www.bmv.com.mx.

“Quarterly Report”	Means the Issuer’s quarterly information statement for the quarter ended March 31, 2026, which can be accessed on the Issuer’s website at www.asur.com.mx and on the website of the Mexican Stock Exchange, S.A.B. de C.V., at www.bmv.com.mx.

"EBITDA"	Means earnings before financing, taxes, depreciation, and amortization.

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EXECUTIVE SUMMARY

The following is a summary providing a brief description of the most relevant aspects of the transaction described in this document. This summary is not intended to be exhaustive nor to contain all information that may be relevant to the transaction; therefore, it is supplemented by the detailed information and financial information included in other sections of this Information Statement.

This Information Statement should be read carefully in its entirety, including the sections titled “Risk Factors,” and “Detailed Information on the Transaction”, as well as our Pro Forma Financial Statements and the notes thereto, included in this Information Statement, which is supplemented by the information provided in the Issuer’s Annual Report and Quarterly Report, both of which are incorporated by reference into this Information Statement. These documents may be consulted on the website of the Mexican Stock Exchange, S.A.B. de C.V., at www.bmv.com.mx, and on the Issuer’s website at www.asur.com.mx.

Business Combination

Our management constantly evaluates strategic business and growth opportunities. For several years, our management has explored various ideas with the aim of driving ASUR’s business evolution, and on this occasion, we are proposing to our shareholders the integration of the technical assistance and technology transfer services business, which, since our inception, has been provided on an outsourced basis by our strategic partner, ITA.

Currently, pursuant to the Technical Assistance Agreement with ITA, our airports receive technical assistance services as well as technical expertise from ITA. Our subsidiaries pay ITA an annual fee in return. The Technical Assistance Agreement grants us an exclusive license in Mexico to use all technical assistance and industry knowledge transferred by ITA or its shareholders for the duration of the agreement. ITA provides us with assistance in various areas, including, among others, training; assistance with airport management to ensure proper operations, administration, and planning; the development of commercial activities; assistance in preparing master development programs for each airport; the preparation of market studies; and the implementation of initiatives aimed at increasing passenger traffic and improving airport operations. We believe that the technical assistance provided by ITA is a high-value specialized service that, since we began operations as a private airport group, has provided fundamental benefits to ASUR, is necessary for the operation of our airports, and should be continued now internally given that ASUR has now reached the size and level of maturity sufficient for internalization. If the Integration is approved, ASUR would be the entity providing the described services directly to its airports, which would continue to benefit airport operations. Our recent expansion which includes the operation of 20 airports, 17 in Brazil, Ecuador, Costa Rica, and Curaçao, as well as the commercial operations in certain terminals at John F. Kennedy International Airport, Los Angeles International Airport, and Chicago O’Hare International Airport reflects our current scale and our need for integration and efficient growth.

For more information regarding the provision of technical assistance and technology transfer services, see “Technical Assistance and Technology Transfer Services” in this document.

Increase in Capital Stock

Pursuant to the Integration, if approved by our shareholders, it is estimated that ASUR would issue and put into circulation 7,251,236 net new shares representing its capital stock, subject to adjustments and, therefore, its outstanding shares would increase from 300,000,000 to approximately 307,251,236. These shares will be delivered to the direct or indirect shareholders of ITA as a result of the merger involved in the Integration.

Attached as Annex 1 to this Information Statement is a copy of the merger agreement between ASUR, ITA, and its shareholders, which contains the material terms of the merger and is subject to approval by ASUR’s Extraordinary General Meeting of Shareholders.

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It is proposed to delegate broad authority to ASUR’s Board of Directors to determine the final terms of the merger prior to, or on, its effective date.

Amendment of the Bylaws

It is proposed to our shareholders that we amend our Bylaws. First, to update and adjust them to the current regulatory framework and, second, should the Integration be approved by our shareholders, to adjust them to what our situation would be, eliminating unnecessary complexities and historical obsolescence. This is to be done while preserving its basic capital structure and the minority rights provided for by law.

The Issuer

The information corresponding to this section may be found in the Issuer’s Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents can be accessed on the website of the Mexican Stock Exchange, S.A.B. de C.V., at www.bmv.com.mx, and on the Issuer’s website at www.asur.com.mx.

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CONSIDERATIONS OF THE BOARD OF DIRECTORS

Our Board of Directors, following the opinion of our Audit and Corporate Practices Committee composed exclusively of independent directors and taking into account various factors, including analytical work supported by external advisors, resolved to submit the Integration Proposal for consideration and, if appropriate, approval by our Extraordinary General Shareholders’ Meeting.

ASUR and its Board of Directors believe that our shareholders should make an informed decision, freely and without any coercion, and, consistent with our historical conduct, we respect and will continue to respect the will of our shareholders as expressed in accordance with the law and our bylaws.

The development of the proposal presented to our shareholders involved in-depth analysis and vigorous negotiations led by our Audit and Corporate Practices Committee, supported by management and by the independent external advisors engaged for this purpose. For further information on the background and work of our corporate bodies regarding the transaction described in this Information Statement, see the section titled “Background and Prior Corporate Actions” in this Information Statement.

Among the many quantitative and qualitative factors considered that led our management and Audit and Corporate Practices Committee with the support of their independent external advisors, each within their respective areas of expertise to present the initiative described in this Information Statement to the Board of Directors, and for the Board, in turn, to present it to the Extraordinary General Meeting of Shareholders, are, among others, without establishing any order of priority among them or assigning them a specific weight:

•	It was considered that the transaction described in this Information Statement would create long-term value for ASUR and all its shareholders, without benefiting any particular shareholder or group of shareholders to the detriment of the other shareholders.

•	It was considered that the proposals were consistent with a comprehensive strategic plan for expansion, evolution, and risk diversification.

•	It was considered that technical assistance and technology transfer services have been fundamental to the development, operation, and sustained growth of the group’s airports, and that ASUR has reached a level of maturity and scale that enables and makes it advisable for it to directly assume these functions, which will allow, among other things: ensure the continuity of key capabilities for airport operations, internally incorporate the technical knowledge accumulated since ASUR’s founding, and more nimbly adapt support services to the specific needs of each airport under direct management.

•	It was considered that the integration would, among other things, allow for the consolidation of the technical, commercial, and strategic activities of the internalized businesses under a single corporate framework; and reduce costs and administrative burdens associated with the separate operation of various entities.

•	It was considered that directly assuming the services currently provided by ITA within our corporate structure would strengthen our capacity for planning, execution, and operational oversight. It is estimated that this, in turn, would contribute, among other things, to improving strategic alignment across the entire airport and logistics operation; and provide ASUR’s corporate bodies with greater visibility and control over key functions for future growth.

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STRATEGIC REASONS

The Integration is part of a comprehensive strategy for ASUR’s long-term corporate evolution and competitive positioning. Through the internalization of technical assistance services and technology transfer, the goal is to consolidate key capabilities within ASUR’s structure, generate operational efficiencies, strengthen oversight of strategic functions, and expand the Company’s geographic and functional scope.

The following describes the strategic reasons and considerations evaluated by our management, with the support of independent external financial advisors, in analyzing this initiative. This list is neither exclusive nor exhaustive, and no specific weight has been assigned to any of these factors. This summary contains forward-looking statements, the outcomes of which we cannot guarantee.

Internalizing technical assistance and technology transfer services represents a significant step forward in ASUR’s strategy to improve profitability and operational autonomy. By eliminating, on a consolidated basis, recurring payments for services to an external provider through 2048, the year in which ASUR’s airport concessions in Mexico expire, ASUR expects to generate annual consolidated savings equivalent to approximately 2.5% of EBITDA before the payment to the Strategic Partner, from its airport operations in Mexico, that is, around 403 million Mexican Pesos in 2025. These savings directly bolster ASUR’s results and free up additional capital to be reinvested in strategic capital allocation priorities.

Under the new structure, ASUR’s management will assume full responsibility for the technical assistance and technology transfer functions that were previously outsourced. This move ensures the continued operational excellence of ASUR’s airports, while fostering greater agility, accountability, and retention of institutional knowledge. Over time, ASUR expects to create a mutually reinforcing cycle of internal expertise, reducing dependence on external entities and embedding critical capabilities within the organization.

By consolidating control over key operational functions, ASUR will improve its ability to respond to changing market dynamics, implement innovation more quickly, and maintain consistent service standards across its airport network. The internalization of these services is a step in ASUR’s evolution toward becoming a more autonomous and strategically agile infrastructure operator.

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DETAILED INFORMATION ON THE TRANSACTION

Detailed Description

Business Combination

We propose to our shareholders the potential combination of the technical assistance and technology transfer services businesses, which, since our inception, have been provided on an outsourced basis by our strategic partner ITA, through a merger of ITA into ASUR.

In-House Technical Assistance Services

Currently, under the Technical Assistance Agreement with ITA, our airports receive management and consulting services, as well as technology transfer from ITA. Our subsidiaries pay ITA an annual fee in return. The Technical Assistance Agreement grants us an exclusive license in Mexico to use all technical assistance and industry knowledge transferred by ITA or its shareholders for the duration of the agreement. ITA provides us with assistance in various areas, including, among others, the development of commercial activities, assistance in preparing master development programs for each airport, the preparation of market studies, and the implementation of initiatives aimed at increasing passenger traffic and improving airport operations.

We believe that the technical assistance provided by ITA is a high-value specialized service that, since we began operations as a private airport group, has provided fundamental benefits to ASUR; it is necessary for the operation of our airports, and it is advisable to ensure its continuity internally now, considering that ASUR has reached a sufficient level of maturity and volume to support this internalization. If the integration described in this document is approved, the services currently received through outsourcing would continue to benefit airport operations, as ASUR would provide these services directly to its airports.

For more information regarding technical assistance and technology transfer services, see “Technical Assistance and Technology Transfer Services” in this document.

ASUR’s Capital stock

Pursuant to the Integration, if approved by our shareholders, it is estimated that ASUR would issue and put into circulation 7,251,236 net new shares representing its capital stock, subject to adjustments and, therefore, its outstanding shares would increase from 300,000,000 to approximately 307,251,236. These shares will be delivered to the direct or indirect shareholders of ITA as a result of the merger involved in the Integration.

ASUR would issue approximately 30,201,236 shares by virtue of the merger. However, it would receive 22,950,000 shares held by ITA prior to the merger, which would be cancelled. Therefore, the net new shares to be outstanding post-merger, if approved, would be 7,251,236.

The final amount of the capital increase, the final number of shares to be issued, and their proportion among the various series that make up our capital stock will be reported in due course. In addition, it is proposed that broad powers to ASUR’s Board of Directors be delegated to determine the terms of the merger, including the number of shares to be issued on its effective date.

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Merger Agreement

The merger agreement between ASUR and the merged company, ITA, subject to approval by ASUR’s Extraordinary General Meeting, would include, among other things: (i) the terms of the merger; (ii) certain representations by ITA and ASUR, including, among others: proper incorporation and existence, capacity, powers, and validity; compliance with applicable laws; ownership of its assets, absence of legal proceedings and material disputes, transactions with related parties, financial information, government authorizations, taxes, intellectual property, insurance, and capital stock; and (iii) an obligation on the part of the shareholders who would receive shares as a result of the merger and on the part of ASUR to be liable for undisclosed contingencies arising from the merged company, subject to certain limits and conditions.

A copy of the merger agreement is attached as Annex 1 to this Information Statement.

Amendment to the Bylaws

At ASUR’s next Extraordinary General Shareholders’ Meeting, an amendment to the bylaws will be proposed to align them to the current legal framework and, should the Integration be approved, a statutory amendment resulting from such approval.

Currently, our bylaws contain numerous historical references that are obsolete and may cause confusion and mislead the various audiences who consult them. In general, our bylaws date back to the late 1990s (with an amendment in 2007), when private capital was invited through a competitive bidding process to directly operate the airports. Since then, the legal context has been evolving, both specifically for ASUR and for Mexico and the world in general. However, our bylaws have remained stagnant and are increasingly out of step with market standards and the times.

In 1998, the Federal Government issued the General Guidelines for Opening the Mexican Airport System to Investment. In accordance with these guidelines, the SICT identified 35 of Mexico’s 58 major airports as eligible for investment. These 35 airports were divided into four groups: the Pacific Airport Group, or Grupo Pacífico (twelve Mexican airports); the Southeast Airport Group, or Grupo Sureste (nine airports); the Mexico City Airport Group, or the Mexico City Group (one airport), and the Central-North Airport Group, or the Central-North Group (thirteen airports). These guidelines established a two-stage program to allow private investment in these airport groups. In the first phase, public auctions would be held to award a minority stake in each airport group to a strategic partner, and in the second phase, all or part of the remaining stake in each airport group would be sold through public offerings in the Mexican and international capital markets.

In accordance with the General Guidelines for Opening the Mexican Airport System to Investment, in 1998, the Federal Government conducted a public auction as part of the first phase of its program to open airports to private investment. During this auction, the Government sold a 15% stake in ASUR to ITA and retained the remaining 85% of the shares through Nacional Financiera, S.N.C., acting as a trustee; these shares were subsequently offered to the investing public. In this context of opening up to private capital, various contracts were signed by ASUR, the Federal Government, and ITA, including a Participation Agreement and a Technical Assistance and Technology Transfer Agreement. These contracts had a term of fifteen years, in accordance with the terms established during the public bidding process. Unlike the Technical Assistance Agreement, the term of the Participation Agreement was not automatically extended; therefore, this agreement has not been in effect for more than 10 years. However, our bylaws still refer to it and contain other obsolete provisions and references stemming from the historical context of the phased privatization described above, which are no longer in effect today and cause unnecessary complexities and confusion.

Furthermore, our legislation governing commercial companies has been evolving since 2014, moving in a clear direction toward respecting contractual freedom and incorporating technological advancements. We believe it is beneficial for ASUR and all its shareholders to adopt these advancements and standardize our bylaws.

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We emphasize that the proposed reform would preserve both our basic capital structure and the standard minority rights provided for under applicable law.

Attached as Annex 4 is the draft amendment to the bylaws that will be proposed to our shareholders at the upcoming Extraordinary General Meeting.

Pursuant to our current bylaws, any amendment to the provisions set forth in Articles Ten, Eleven and Twelve of such bylaws and to the share distribution set forth in Article Six requires the affirmative vote of shares representing 85% of our capital stock.

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ASUR’s Corporate Structure Before and After the Integration

The following organizational charts show, in an abbreviated and simplified manner, ASUR’s corporate structure before and after the Integration:

Before the Integration:

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After the Integration:

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Objective

The Integration will allow us to consolidate the business of providing technical assistance and technology transfer within our organization, in order to strengthen the services currently provided to us by ITA, which we consider to be and have been indispensable to our development and success in the sector, and which will become increasingly so as we continue to grow. We believe that the Integration represents a step forward in our journey and expect it to create value for our shareholders.

Sources of Financing for the Transaction

Except for the costs associated with the integration, the integration does not involve any cash disbursements by ASUR.

We expect to cover the expenses associated with the Integration with our own funds.

Expenses Arising from the Merger

The costs associated with the legal and corporate acts constituting the Integration will be borne by the party that incurs them, except for those that, by their very nature, must be borne by a third party. These costs include, among others, the payment of duties, taxes, registration fees, notary fees, and fees for external legal, accounting, and financial advisors all of which are common in a transaction of this nature.

ASUR’s expenses arising from the Integration are expected not to exceed USD$1,000,000. The expenses mentioned above do not include those related to the payment of duties, taxes, and registration fees.

Differences in the Rights and Obligations of the Issuer’s Shares Resulting from the Integration

If completed in accordance with its terms, the Merger would result in an increase in the fixed portion of our capital stock, and the shares representing our capital stock will incorporate any amendments to our bylaws that may be approved. The rights and obligations of the shares issued by ASUR will not be affected by the Merger.

Accounting Treatment of the Integration

The Merger would be effectuated through a merger that will be accounted for in accordance with the principles established by IFRS. Management is currently analyzing the methodology applicable to the Merger under IFRS, which will be reflected in the financial information to be issued and disclosed by ASUR in accordance with applicable legal provisions. As a result of the Merger, the figures of the merged company will be included in the consolidated financial statements of the merging company, ASUR, and any balances and transactions that existed between the merged company and ASUR, as the merging company, will be eliminated to accurately reflect the financial position of the merged company.

ASUR’s management is currently in the process of identifying the differences between IFRS and the Financial Reporting Standards applicable in Mexico, as well as the accounting policies used by the merged company. As of the date of this Information Statement, this evaluation has not been completed, and the effect it may have on the merged company’s figures once converted and adjusted to ASUR’s accounting policies in accordance with IFRS, as issued by the International Accounting Standards Board is unknown.

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It is expected that the Integration will be treated as a business combination under IFRS 3 “Business Combinations” and that the merger of the merged company will be accounted for in accordance with the accounting principles for business combinations under common control, using the predecessor method. This method involves incorporating the historical book values of the assets and liabilities of the merging company, including goodwill recorded in the financial statements of the company to be merged. IFRS 3, “Business Combinations,” excludes business combinations under common control; however, it may be applied in certain respects since this is a merger, Furthermore, IFRS 8, “Accounting Policies, Changes in Accounting Estimates, and Errors,” is applied. Since there is no applicable standard for the transaction, management exercises its judgment in developing and applying an accounting policy to provide information that is i) relevant and ii) reliable, such as the predecessor’s method.

The decision on the method to be used will be determined by ASUR once its analyses, valuations, and calculations are completed.

Tax Consequences of the Merger

We believe that the Merger will not give rise to any tax liability for our shareholders. Under Mexican law, a merger is considered tax-neutral for federal tax purposes provided that both the merging and merged company are tax residents of Mexico, and the merging company (i) files a notice with the Mexican tax authorities, (ii) files the merged entity’s annual tax return for the fiscal year in which the Merger took place; and (iii) continues to carry out the activities previously conducted by both the merged and merging companies for a minimum period of one year following the Integration. Therefore, and assuming that ASUR, as the merging company, complies with each of the aforementioned requirements, the merger involved in the Integration would have no federal tax implications.

EACH SHAREHOLDER SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE CONSEQUENCES OF THE MERGER UNDER APPLICABLE MEXICAN LAWS.

Disclosure in Accordance with SEC Standards

If the transaction described herein were subject to comprehensive regulation by the U.S. Securities and Exchange Commission regulation, which it is not because ASUR is a foreign private issuer exempt from certain U.S. proxy rules, it would be governed by business combination disclosure requirements under the Securities Exchange Act of 1934, as amended. Specifically, if ASUR were required to file a proxy statement under Section 14(a) of the Exchange Act and the rules promulgated thereunder, the disclosure requirements of Regulation M-A would apply. Under Item 1005 of Regulation M-A (17 C.F.R. § 229.1005), ASUR would be required to disclose any contacts, transactions, negotiations or arrangements between ASUR and its management, directors or affiliates regarding the transaction, as well as any agreements, arrangements or understandings with respect to the securities that are the subject of the transaction.

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TECHNICAL ASSISTANCE AND TECHNOLOGY TRANSFER SERVICES

The technical assistance and technology transfer services currently received by the airports assigned to ASUR in Mexico are intrinsically linked to the privatization process of the Mexican airport industry. During the 1990s, the Federal Government began opening the national airport system to private investment. In April 1995, the Inter-Ministerial Commission on Divestiture was created, and in February 1998, the General Guidelines for Opening the Mexican Airport System to Investment were published. In accordance with these guidelines, the airports that had previously been operated by the Mexican government were grouped into various regional clusters, including the cluster corresponding to ASUR, comprising the airports of Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula, and Minatitlán.

The objective of the process outlined in the aforementioned guidelines was to open the airport network to private investment in order to maintain, modernize, and expand the existing infrastructure; raise safety and efficiency standards; improve the quality of airport, ancillary, and commercial services; ensure that such services are provided in a competitive and non-discriminatory manner for the benefit of users; promote the regional development of the aviation and airport industries; and guarantee the continuity of airport operations. The privatization process involved the gradual sale of shares representing the capital stock of the airport group’s holding company, first to a strategic partner selected through a public bidding process and, subsequently, through the placement of shares on the market, preferably via public offerings.

From the outset of the privatization plan, the strategic partner was required to actively participate in the development and modernization of the airports, transfer technology and know-how to the holding company and the concessionaires, train their staff, participate in the review and updating of each airport’s master development programs, and support the holding company in the share placement processes.

In this context, on December 18, 1998, ASUR entered into the Technical Assistance and Technology Transfer Agreement with ITA, which was conceived as a structural element of the privatization’s operational framework. Through this agreement, ITA, in its capacity as a strategic partner, undertook to provide us with technical assistance and technology transfer services. Although the original privatization instruments have been amended or have ceased to be in effect, the provision of technical assistance and technology transfer services has continuously supported the operation and growth of ASUR’s airports since their privatization.

Under the terms of the Technical Assistance and Technology Transfer Agreement, ITA provides management and consulting services and transfers industry knowledge and technology to ASUR in exchange for consideration. The agreement grants us a perpetual and exclusive license in Mexico to use all technical assistance and industry knowledge transferred by ITA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years, which is automatically renewed for successive five-year periods, unless one of the parties delivers a notice of termination to the other within a specified period prior to the scheduled expiration date. The agreement was renewed on June 29, 2018. ITA provides us with assistance in various areas, including: strategic planning, financial analysis and control, the development of ASUR’s commercial activities, the preparation of market studies aimed at increasing passenger traffic, political and regulatory matters, assistance in preparing the master development programs that ASUR is required to submit to the Ministry of Infrastructure, Communications, and Transportation with respect to each of its airports, construction scheduling, the study and analysis of new business opportunities, and improvements to our airport operations. The contract provides for the payment of an annual fee to ITA, which is covered by ASUR on a consolidated basis. This fee is determined by a fixed minimum amount in U.S. dollars, adjusted annually for inflation in the United States, and an additional variable component calculated as a percentage of the consolidated operating income of ASUR’s Mexican airports, calculated before deducting the technical assistance fee itself and depreciation and amortization, in accordance with applicable accounting standards. Historically, this percentage was 5 percent, and as of 2024, it was reduced to 2.5 percent. The contract also grants ITA the right to reimbursement for expenses incurred in connection with the provision of services.

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In fiscal years 2023, 2024, and 2025, ASUR recognized an expense of approximately $715 million Pesos, $401 million Pesos, and $401 million Pesos, respectively, in accordance with the Technical Assistance Agreement.

More than two decades have passed since ASUR and, consequently, the airports in Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula, and Minatitlán began receiving technical assistance and technology transfer services, which have been indispensable to their operation, growth, and value maximization. To date, ASUR believes it has reached a level of operational maturity and scale that allows it to internalize these services, with the goal of preserving operational continuity and excellence, strengthening the retention of institutional knowledge, and progressively reducing dependence on external services by integrating critical capabilities within the organization.

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GOVERNMENT AUTHORIZATIONS

Government Authorizations in Mexico

Except for the approvals of ASUR’s Extraordinary General Shareholders’ Meeting and the shareholders of ITA as the merged company, no material third-party authorizations are expected to be required in Mexico.

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BACKGROUND AND PREVIOUS CORPORATE ACTIONS

ASUR’s management constantly analyzes strategic opportunities and ideas for growth, efficiency, and evolution. For some time now, management, together with its external advisors, has intermittently reviewed the possibility of internalizing the advisory and technology transfer services that, to date and since its initial public offering, have been provided by ITA as its strategic partner.

Consequently, management had long since exchanged preliminary ideas with its external advisors and, on May 19 2026, presented the initiative to ASUR’s Audit and Corporate Practices Committee. This Committee, composed exclusively of independent members with no connection to the projects in question namely, Messrs. Guillermo Ortíz Martínez, Francisco Garza Zambrano, and Ms. Isabel Prieto Prieto welcomed the initiative and approved and ratified the engagement of J.P. Morgan Securities LLC. and/or any of its affiliates, and Bufete Robles Miaja, S.C., as external independent advisors, on the grounds that they submitted the best proposals overall and that their experience and credentials provided a solid basis for confidence in their credibility and capacity for this project. This Committee led and oversaw the analysis and processes leading up to the presentation of the initiative to ASUR’s shareholders’ meeting. The Committee led vigorous negotiations with the owners of ITA, retaining at all times the ability to reject or object to the Merger if it deemed it inconsistent with the best interests of the Company and all its shareholders, without benefiting a particular shareholder or group of shareholders to the detriment of the others.

Once the initiative was received with interest by the Audit and Corporate Practices Committee, from May 19, 2026, ASUR, together with the independent external advisors engaged for this purpose, focused on analyzing the potential viability of the internalizations. Preliminary discussions took place with the owners of the businesses to be potentially internalized to begin processes to gauge interest and facilitate the flow of information to ASUR, and to lay the groundwork for exploring a possible operational structure.

Beginning on June 18, 2026, negotiations happened with the ITA’s owners, under the leadership and supervision of our Audit and Corporate Practices Committee. After several rounds of discussions and exchanges, a potential agreement was presented to the Audit and Corporate Practices Committee on June 23, 2026, which incorporated feedback derived from various interactions with ITA’s owners. After extensive deliberations, the Committee determined that the potential agreement was reasonable to be presented to the Company’s Board of Directors.

On June 23, 2026, the potential arrangement was presented to the Board of Directors at a meeting which the corresponding part, directors who might have a relationship with the Company and/or the potential transaction abstained from attending, to avoid any perception of a conflict of interest. The Board of Directors was informed that the Audit and Corporate Practices Committee had previously determined that the terms of the proposed transaction were reasonable to present to the Company’s Board of Directors. After extensive deliberations, the Board of Directors determined that the potential arrangement was reasonable and that, therefore, it was appropriate to present the Integration proposal to the Company’s shareholders at a general meeting and to allow those shareholders to decide freely on the matter.

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On June 23 2026, ASUR issued the material event notice, a portion of which is transcribed below:

“ASUR PROPOSES TO ITS SHAREHOLDERS THE INTERNALIZATION OF TECHNICAL ASSISTANCE SERVICES, AN EXTRAORDINARY DIVIDEND, AND AN AMENDMENT TO THE COMPANY’S BYLAWS

Mexico City, Mexico, June 23, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V., (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the United States, and Colombia, announces that its Board of Directors has resolved to propose to our shareholders the integration of the technical assistance and technology transfer services business, which have been outsourced to our strategic partner, Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. “ITA,” since the start of our operations and which we consider essential.

Bringing these specialized technical assistance and technology transfer services in-house represents a significant step in our strategy to strengthen our profitability and streamline our operations. Under the new structure, ASUR would assume the technical assistance and technology transfer functions currently provided by ITA.

Our Board of Directors’ decision to submit this proposal to our shareholders for approval is based on an initiative by our management and was overseen and led by our Audit and Corporate Practices Committee, which, in turn, was supported by J.P. Morgan Securities LLC, “J.P. Morgan,” and Bufete Robles Miaja, S.C., as independent external advisors.

The internalization will be carried out through the merger of one or more entities into ASUR. The material terms of the internalization will be described in an information document that will soon be available to assist shareholders in their free and informed decision-making process on our website at the following address: www.asur.com.mx and on the website of the Mexican Stock Exchange, S.A.B. de C.V., at the following address: www.bmv.com.mx, once an Extraordinary General Shareholders’ Meeting is called.

As a result of this business combination, if approved by our shareholders, we would expect to issue and put into circulation approximately 7,251,000 new shares representing our capital stock, under the terms described in the aforementioned information document.

It was agreed to pay two extraordinary net cash dividends charged against the share repurchase reserve in the amount of Ps.10.00 (Ten Pesos 00/100, National Currency), each, payable in November and December 2026, to be paid in a single installment on each of the Series “B” and “BB” common shares representing paid-in capital that are issued, subscribed, paid up, and fully paid on that date, and (ii) the payment of any taxes payable by the Company in accordance with applicable tax provisions as a result of the payment of such dividend.

It was approved that payments of the extraordinary dividends be made through the Equities Division of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255, 3rd floor, Colonia Cuauhtémoc, 06500, in Mexico City, Monday through Friday from 9:30 a.m. to 1:00 p.m., beginning on November 24, 2026, and December 15, upon presentation of coupons “23” (twenty-three) and “24” (twenty-four) of the currently outstanding securities, under the terms to be notified to shareholders in due course.

It was agreed to publish the notice of payment of the aforementioned dividends when they are approved in the next Shareholders Meeting, in a widely circulated newspaper.

The Board of Directors also approved proposing to the Shareholders’ Meeting an amendment to the Company’s bylaws to bring them into compliance with the current regulatory framework and, should the internalization be approved, a bylaw amendment resulting therefrom.

THIS MATERIAL EVENT IS NOT AN OFFER TO SELL SECURITIES IN MEXICO, THE UNITED STATES OF AMERICA, OR ANY OTHER JURISDICTION…”

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PARTIES TO THE TRANSACTION

The Integration consists of the internalization of the business of providing technical assistance and technology transfer services through a merger. Consequently, the parties involved in the Integration would be: (i) ASUR, as the merging company; (ii) ITA, as the merged company that ceases to exist; and (iii) the owners of the merged company who would receive shares representing ASUR’s capital stock.

We believe that although the aforementioned parties have some relationship with either ASUR and/or ITA, the integration through merger is not a transaction that ASUR “enters into” with a related party. In this case, it would constitute a corporate event in which ASUR would be the subject, but not the counterparty. ASUR would not agree to the terms of the merger. These terms would be agreed upon by our shareholders and the shareholders of the merged company. In fact, ASUR would lack the authority to block or reject the decision of its shareholders. This is similar to what occurs in a capital increase. Notwithstanding the foregoing, we have decided to apply strict standards to avoid the perception of conflicts of interest and, consistent with our culture, to ensure the integrity of the processes leading up to the presentation of the proposal to our shareholders. In this regard, management’s proposal was presented by management to our Audit and Corporate Practices Committee, composed exclusively of independent members and advised by the independent external advisors, Bufete Robles Miaja, S.C., and to the full Board of Directors, with members who could be considered related to the potential merger abstaining from deliberations and voting and not being present.

Furthermore, the aforementioned Committee led and supervised rigorous analyses and negotiations with the owners of the company to be merged, maintaining, at all times, the ability to reject a potential transaction.

ASUR

Name of the Issuing Company

Grupo Aeroportuario del Sureste, S.A.B. de C.V., as the merging company, which would survive the merger.

Business Description.

History and Development

ASUR is a publicly traded corporation with variable capital incorporated in Mexico City on April 9, 1998, under Mexican law. Its corporate name is Grupo Aeroportuario del Sureste, S.A.B. de C.V., and it has a term of 99 years, in accordance with its bylaws.

ASUR holds concessions to operate, maintain, and develop nine airports in southeastern Mexico, six airports in Colombia, and two airports in the Commonwealth of Puerto Rico. In Mexico, ASUR operates the airports in Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula, and Minatitlán. As the operator of its concessions, the Company charges airport fees to airlines, passengers, and other users for the use of airport facilities, as well as rent and other revenue derived from non-aeronautical commercial activities, including the leasing of space to stores, restaurants, parking lots, advertising, and other complementary services.

Each of the Mexican airport concessions has a term of 50 years beginning on November 1, 1998, and may be extended by the Ministry of Infrastructure, Communications, and Transportation, under certain conditions, for an additional period of up to 50 years.

In Puerto Rico, ASUR, through an indirect subsidiary, operates Luis Muñoz Marín International Airport, located in San Juan, under a concession agreement granted by the Puerto Rico Ports Authority for a 40-year term that began on February 28, 2013, with an option to extend for an additional 10 years, subject to the fulfillment of certain conditions.

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In Colombia, ASUR participates in the operation of six airports through concessions granted by the Colombian Civil Aviation Authority, including the José María Córdova International Airport in Medellín, as well as the airports in Montería, Quibdó, Carepa, Corozal, and Tolú, under concession arrangements with terms defined in accordance with the respective contracts.

Additionally, ASUR is involved in activities related to the management, operation, and development of airport real estate and complementary services through various subsidiaries, which provide operational, commercial, and administrative support services at the airports under its control.

In the fourth quarter of 2025, ASUR entered into a purchase agreement with Motiva to acquire the entirety of its issued and outstanding equity interest in Companhia de Participações em Concessões (“CPC”), a wholly-owned subsidiary of Motiva, which holds equity interests in 20 airports with concessions in Brazil, Ecuador, Costa Rica, and Curaçao. The portfolio includes Quito International Airport in Quito, Ecuador; Juan Santamaría International Airport in San José, Costa Rica; Curaçao International Airport in Curaçao; Confins International Airport in Brazil; as well as Pampulha Airport, the Southern Block airports, and the Central Block airports in Brazil.

In addition, also in the fourth quarter of 2025, ASUR acquired URW Airports, LLC, the developer and operator of retail terminals at John F. Kennedy International Airport, Los Angeles International Airport, and Chicago O’Hare International Airport.

ASUR’s headquarters are located at Bosque de Alisos No. 47-A, 4th Floor, Colonia Bosques de las Lomas, Cuajimalpa de Morelos, ZIP Code 05120, Mexico City. ASUR’s phone number is (55) 5284-0400.

The information corresponding to this section can be found in the Annual Report, which is incorporated by reference into this Information Statement. The document can be accessed on the Stock Exchange’s website at www.bmv.com.mx and on the Issuer’s website at www.asur.com.mx/inversionistas.

Recent Developments and Events.

The information corresponding to this section can be found in the Annual Report, which is incorporated by reference into this Information Statement. The document can be accessed on the Stock Exchange’s website at www.bmv.com.mx and on the Issuer’s website at www.asur.com.mx/inversionistas.

Capital Structure.

The information for this section can be found in the Annual Report, which is incorporated by reference into this Information Statement. The document is available on the Stock Exchange’s website at www.bmv.com.mx and on the Issuer’s website at www.asur.com.mx/inversionistas.

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Significant Changes Since the Last Quarterly Report.

The information corresponding to this section can be found in the Annual Report, which is incorporated by reference into this Information Statement. The document can be accessed on the Stock Exchange’s website at www.bmv.com.mx and on the Issuer’s website at www.asur.com.mx/inversionistas.

Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”)

As part of the process of opening up the Mexican airport system to investment, in 1998 the federal government sold 15.0% of ASUR’s capital stock in the form of Series BB shares to ITA through a public tender. To date, ITA holds 7.65% of the Series BB shares representing our capital stock.

Pursuant to the Technical Assistance and Technology Transfer Agreement, subsidiaries from ASUR have received services from ITA since the start of its operations, including, among others, operational and airport security consulting, support in strategic and financial planning, commercial project development, identification and evaluation of investment opportunities, as well as assistance in the preparation, negotiation, and execution of master development programs and expansion projects.

For more information on ITA and its relationship with ASUR, see the Annual Report, which is incorporated by reference into this Information Statement. The document can be accessed on the Stock Exchange’s website at www.bmv.com.mx and on ASUR’s website at www.asur.com.mx/inversionistas.

Mr. Fernando Chico Pardo and members of his immediate family control 50% of the issued shares of ITA.

[Space intentionally left blank.]

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QUESTIONS AND ANSWERS

1.             What will be proposed to the shareholders at the meeting?

At ASUR’s upcoming Extraordinary General Shareholders’ Meeting, the proposal to be presented to shareholders will be, among others, to consider and, if appropriate, approve the integration into ASUR of the technical assistance services that, since ASUR was created, have been provided on an outsourced basis by our strategic partner, ITA. This business integration will be carried out through the merger of ITA into ASUR, under the terms described in this Information Statement.

Likewise, the proposal to our shareholders will include the amendment to our corporate bylaws to, first, update and adjust them to the current regulatory framework and, second, should the Integration be approved by our shareholders, adjust them to our situation following the Integration by eliminating unnecessary complexities and historical obsolescence. This will be done while preserving ASUR’s basic capital structure and the minority rights provided by law.

2.             What is the Board of Directors’ position regarding the Integration and other actions described in this Information Statement?

Our Board of Directors, following the opinion of our Audit and Corporate Practices Committee composed exclusively of independent directors and after considering various factors, including the analyses conducted by external advisors, resolved to submit the Integration proposal to our general shareholders’ meeting for consideration and approval. Our independent external financial advisor advised our Audit and Corporate Practices Committee without issuing a fairness opinion. For more information, see the “Considerations of the Board of Directors” section of this Information Statement.

3.             What is required for the Integration to take effect?

Primarily, the merger involved in the Integration must be approved by ASUR’s Extraordinary General Shareholders’ Meeting, and the corresponding merger agreement must be executed.

4.             With the amendment to the bylaws, will ASUR shareholders lose the minority rights granted to them by law?

The amendment proposed to our shareholders respects the minority rights granted by the General Law of Commercial Companies and the Securities Market Law. The objective of the proposed amendment to the bylaws is in no way to affect our minority shareholders, but rather to align ASUR to market standards and, especially, to our current historical and regulatory context; to make the bylaws easier to understand, avoiding unnecessary confusion and complexity; and to adapt them to developments in our legal system.

5.             What happens if the Integration is not approved by the shareholders?

If the Integration is not approved by the Extraordinary General Shareholders’ Meeting, ASUR will continue to operate under its current structure, and ASUR would not internalize the technical assistance and technology transfer services.

6.             Does the Integration involve a change of control at ASUR?

No. The Integration does not entail a change of control at ASUR. The resulting shareholding structure will ensure continuity in the Company’s management and corporate governance.

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7.             Does the Integration affect the rights attached to Series “B” or “BB” shares?

No. The Integration does not affect in any way the rights conferred by Series “B” or Series “BB” shares. Each series would retain the rights it currently holds, and ASUR’s capital structure would remain unchanged.

8.             Why is it now considered advisable to bring in-house the technical assistance services that have been outsourced to date?

As described in this document, ASUR’s management has continuously considered the possibility of bringing technical assistance services in-house, which are currently provided by our strategic partner ITA. We believe that ASUR has grown and will continue to grow, and that we have reached sufficient maturity to provide these services in-house; therefore, we consider this to be the optimal time for internalizing.

9.             If the Integration is approved, would the services currently outsourced to ITA cease?

No. If the Integration is completed, ASUR would provide technical assistance and technology transfer services to all its airports to support their operations. These services are fundamental to the operation of our airports, and maintaining them but within ASUR’s own organizational structure is an essential part of this proposal to our shareholders.

10.           How will the Integration affect ASUR’s dividend policy?

No immediate changes to ASUR’s dividend policy are anticipated as a direct result of the Integration. Any future modifications will be evaluated by the Board of Directors based on the Company’s financial situation and its growth prospects.

11.           How was the number of shares proposed for issuance pursuant to the Integration determined?

The number of shares proposed for issuance was deemed reasonable by our Board of Directors to be proposed to our shareholders, after consideration from the Audit and Corporate Practices Committee, which in turn was based on the analysis and proposal prepared by our management and supported by the independent external financial advisor. This proposal was formulated using various analytical methods and considering various endogenous and exogenous factors, without assigning particular weight to any of them, taking into account the analysis by J.P. Morgan Securities LLC or its affiliates, as independent external financial advisors, as well as the negotiations between the parties. For more information, see the sections titled “Shares to Be Issued by ASUR” in this Information Statement. We note that our independent external financial advisor did not provide a fairness opinion but rather provided advisory services to our Audit and Corporate Practices Committee.

12.           Is the number of shares to be issued by ASUR as described in this Information Statement fixed?

The number of shares to be issued by ASUR may be adjusted; however, it will not necessarily be adjusted subsequently to reflect changes in the market price of the shares representing ASUR’s capital stock, nor due to other external and/or internal factors affecting the merged company.

13.             Does the Integration result in dilution for ASUR’s current shareholders?

Yes. We expect the Integration to create long-term value for all our shareholders. However, upon the merger taking effect, we estimate that the number of outstanding shares representing our capital stock will increase by approximately 2.42%, and our current shareholders will experience a dilution.

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14.           How were potential perceptions of conflicts of interest addressed?

Given that the owners of the merged company have ties to ASUR and/or the Integration, in line with our commitment to transparency and respect for all our shareholders, we have taken and will continue to take measures to prevent even the mere perception of a conflict of interest. In this regard, management’s proposal was presented to the Audit and Corporate Practices Committee, composed exclusively of independent members and advised by independent external advisors J.P. Morgan Securities LLC, and Bufete Robles Miaja, S.C., and to the Board of Directors, with members who could be considered related to the potential Integration abstaining from the deliberation and not being present.

Furthermore, the aforementioned Committee, composed exclusively of independent members, led and supervised rigorous analysis and negotiations with the owners of the merged company, maintaining, at all times, the ability to reject a potential transaction.

15.           Are government approvals required to complete the Integration?

Except for the approvals of ASUR’s Extraordinary General Shareholders’ Meeting and the shareholders of ITA, it is not anticipated that any material third-party authorizations will be required in Mexico.

16.           How can holders of shares representing ASUR’s capital stock participate in the meeting?

Subject to the provisions of the immediately following paragraph, to be entitled to attend the meeting, shareholders must (i) be registered in the Company’s Share Register, or prove ownership of the shares or certificates in accordance with the Securities Market Law. The shareholder registry will be closed three business days prior to the date set for the meeting, and (ii) have obtained their admission pass.

To be entitled to attend the meeting, no later than the business day prior to the meeting date, (i) shareholders must deposit at the Company’s offices, at S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. ("Indeval"), or at a financial institution, their share certificates or the deposit receipts or certificates issued by any of said institutions, and (ii) brokerage firms and other depositors with Indeval must submit a list containing the name, address, nationality, and number of shares of the shareholders they will represent at the meeting. Upon submission of such documents, the Company will issue shareholders an admission pass and/or provide the forms they may use to be represented at the meeting in accordance with Section III of Article 49 of the Securities Market Law. To attend the meeting, shareholders must present the admission pass and/or corresponding form. Shares deposited with the Company to establish the right to attend the meeting will not be returned until after the meeting has been held, upon presentation of the receipt issued for such shares to the shareholder or their representative. Shareholders may attend the meeting in person or be represented by the person or persons authorized via a form in accordance with Section III of Article 49 of the Securities Market Law or through any other form of representation granted in accordance with the law.

We ask shareholders to review the notice of meeting to be published in accordance with applicable regulations, which will take precedence over the description above.

17.          “How can holders of ADSs (American Depositary Shares) vote?”

Holders of ADSs representing ASUR Series B shares may exercise their voting rights at the Extraordinary General Meeting by instructing the depositary, The Bank of New York, in accordance with the procedures set forth in the deposit agreement entered into with that institution. For further information on these procedures, including deadlines, formal requirements, and the treatment of uninstructed votes, ADS holders are invited to consult Annex 3, “ADS Voting Procedures,” which forms an integral part of this Information Statement, as well as to contact the depositary or their financial intermediary directly.

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18.           Where can I get more information or ask questions about the transaction?

For more information or to resolve any questions, shareholders may visit ASUR’s website (www.asur.com.mx/inversionistas ) and contact Adolfo Castro Rivas by phone at +52 55 5284 0408 and by email at acastro@asur.com.mx, and David Barlow by phone at +52 55 5284 0483.

19.             When will ASUR begin consolidating ITA for financial reporting purposes?

ASUR is expected to consolidate ITA into its financial statements as a merged entity as of the date it obtains control of ITA, in accordance with IFRS 10, which is expected to occur as of the date the merger becomes effective between the parties.

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RISK FACTORS

The following risk factors related to ASUR and the transaction have been identified. If any of the risks described below were to occur, it could have a material adverse effect on the transaction, as well as on ASUR’s business, financial condition, or results of operations. The risks described below are not the only ones that ASUR and the transaction generally face. Additional risks and uncertainties that are not known to the Issuer and that are not considered material may also have a material adverse effect on both the transaction and ASUR’s business, financial condition, or results of operations.

Risk Factors Related to the Issuer

The information corresponding to this section may be found in ASUR’s Annual Report, which is incorporated by reference into this Information Statement. That document may be accessed on the Stock Exchange’s website at www.bmv.com.mx and on the Issuer’s website at www.asur.com.mx/inversionistas.

Risk Factors Related to the Integration

We cannot guarantee that the Integration will be consummated or, if consummated, the timing for its completion.

As of the date of this Information Statement, ASUR cannot confirm that the Integration will in fact be completed or take effect, or, if it does, the timing for its consummation. Among other things, the Integration is subject to approval by the Company’s Extraordinary General Shareholders’ Meeting and to the signing of the merger agreement.

The expected benefits of the Integration may not be realized in full, at the expected pace, or to the anticipated extent.

The Integration involves the direct incorporation into ASUR of businesses that, to date, have operated through separate structures or specialized third parties. The success of the Integration will depend, in part, on ASUR’s ability to properly implement the operational integration of these businesses and to achieve the anticipated strategic and operational benefits, including efficiencies, growth, and improvements in profitability.

We cannot guarantee that the expected benefits of the Integration described in this document will be realized in full or at the expected pace. The internalization of support services requires substantial operational and administrative reorganization efforts. There are risks associated with adapting existing structures, integrating technical and commercial processes, and the need to adjust human, technological, and financial resources to fully absorb these functions. If these efforts are not executed in a timely or effective manner, the benefits may not materialize as anticipated.

Furthermore, ASUR will need to continue operating its current businesses while implementing the Integration, which could present additional challenges. If the expected benefits do not materialize as anticipated, or are delayed, ASUR’s operating results, financial condition, and share price could be adversely affected.

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The expected synergies may not materialize.

The Integration is expected to generate operational and financial synergies for ASUR, resulting from the integration of structures, consolidation of technical services, and coordination of operations. However, there is no guarantee that these synergies will be achieved in the amounts, timeframes, or under the anticipated conditions. Factors such as cost overruns, unresolved operational overlaps, or delays in the adoption of shared systems and processes could limit the effective realization of these expected benefits.

The expected growth of resulting business opportunities may not materialize.

There is no guarantee that the Integration will deliver the business growth opportunities, profit gains, cost savings, and other anticipated benefits for ASUR. We believe that the Integration is justified by the anticipated benefits; however, the expected benefits may not materialize, and other considerations on which the decision to proceed with the Integration was based may prove to be incorrect.

We may not be able to fully implement our business plans and strategies due to factors beyond our control. As a result, the anticipated benefits may not be realized as expected or may be delayed. To the extent that we incur additional costs, achieve lower profit margins, or realize fewer cost savings than expected, our operating results, financial condition, and stock price could be adversely affected.

Unforeseen operating costs.

ASUR and the other parties to the Integration will incur costs related to the Integration, primarily those arising from accounting, tax, legal, and other professional services, compensation, transition costs, and costs associated with consolidating assets and information systems. These costs, whether incurred before or after the Integration, could be higher than expected and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

ITA’s shareholders will continue to have significant influence over our operations, and their interests may differ from those of the other shareholders.

As of today, ITA continues to hold Series “BB” shares equivalent to 7.65% of our issued capital. Pursuant to the Integration, ITA will merge into ASUR and be dissolved, and therefore those shares will be canceled and cease to be outstanding. However, ASUR will issue new shares, which it will distribute to ITA’s shareholders. The Series “BB” shares carry special rights that confer significant influence over our operations. Series “BB” shares confer special rights with respect to our management. For example, in accordance with our bylaws, holders of “BB” shares have the right to propose to the Board of Directors the name or names of candidates for the position of CEO, the removal of the CEO, the appointment and removal of half of our executive officers, and the election of two members of our Board of Directors. Our bylaws also grant holders of “BB” shares a veto right over certain corporate actions (including some that require shareholder approval) as long as their Series BB shares represent at least 7.65% of our capital stock. The interests of shareholders holding Series “BB” shares may differ from those of our other shareholders.

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The merger agreement contains limited remedies in the event of contingencies arising from the integration of the company to be merged.

The merger agreement provides for limited remedies. In the event that, upon the merger taking effect, we discover unanticipated contingencies in the merged entity and/or arising from the merger, the remedies agreed upon with the owners of the merged company may not be sufficient to cover the damages and/or losses suffered by ASUR as the merging company that universally acquires the assets, rights, and liabilities of the company to be merged, which would be extinguished. If such contingencies significantly exceed the agreed-upon remedies, ASUR could experience a significant adverse effect on its operations, results, and/or business.

The market price of Series “B” common shares could decline in the future as a result of the sale of Series “B” common shares.

The shareholders who receive new shares representing our capital stock, in light of the Integration may attempt to sell them, as well as the shares they held prior to the Integration. Other shareholders may also attempt to sell the Series “B” common shares they hold following the Merger or in anticipation of it. These sales (or the perception that they may occur), together with the increase in the number of shares outstanding, could adversely affect the market and the market price of our shares.

The uncertainty arising from the business combination could make it difficult to retain key talent.

Implementing the integration will require adjustments to the organizational structure and the management of key functions, including those related to strategic planning, technical operations, and business development. This transition could create uncertainty among key employees currently working at the merged company who possess relevant technical, operational, or managerial experience. The departure of such employees or difficulties in attracting or retaining qualified personnel could adversely affect the execution of the integration plans and, consequently, ASUR’s consolidated performance.

Our efforts to integrate the businesses to be brought in-house may not be successful.

Our management will need to devote substantial time and attention to the integration process, which may reduce the time our management devotes to day-to-day operations, attracting new customers, and developing new services or strategies. If the integration process is not managed successfully, the quality of our services and our business activities may be affected; furthermore, relationships with our customers may deteriorate, integration costs may increase, and reputational damage may occur, among other consequences, which, in turn, may have an adverse effect on our results, financial condition, or stock price.

The Integration could affect the market price of ASUR’s shares or our credit ratings.

If the Integration is completed, the price of ASUR’s shares could fluctuate, and there is no guarantee that such fluctuations will be positive. We cannot assure that the market price of the shares issued by ASUR, or our credit ratings, will not be affected as a result of the Integration.

Differences between ASUR’s accounting policies and those of the merged company.

ITA’s financial statements use various accounting principles and financial reporting standards applicable in Mexico, whereas ASUR’s financial statements are prepared in accordance with IFRS. Our management is in the process of identifying the differences between the various accounting principles and the accounting policies used. As of this date, this evaluation has not been completed, and the effect it may have on the entity’s figures once converted and adjusted to ASUR’s accounting policies and on the accompanying pro forma condensed consolidated financial statements is unknown. Furthermore, the pro forma consolidated financial information included in this Information Statement may differ from that obtained once the evaluation is completed.

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The pro forma financial information presented is not necessarily indicative of future results and has not been audited.

This Information Statement contains an internal exercise of unaudited pro forma financial information included solely for illustrative purposes and does not represent the actual results of operations that would have been achieved had the Integration actually been completed within the estimated timeframe. The pro forma financial information presented in this document may not reflect our financial condition or results of operations. The consolidated financial statements as of the date on which the Integration becomes effective may differ substantially from the unaudited pro forma exercise included in this Information Statement.

The unaudited pro forma financial information included in this Information Statement was prepared based on the information available and on assumptions that our management considered reasonable, and is not intended to reflect the actual consolidated results of operations that would have been achieved had the Integration occurred on the assumed dates, nor is it intended to project our consolidated results of operations or financial condition. The unaudited consolidated pro forma financial information included in this Information Statement should be read together with the historical consolidated financial statements, the notes thereto, and the additional financial information included in our Annual Information Statement, as well as the interim financial information included in our Quarterly Report.

We are subject to regulatory risks that could increase as a result of the Integration. Changes in tax laws or other laws including securities and antitrust laws, as well as changes in their interpretation or differing interpretations, may consequently have a negative impact on the profitability of the Integration.

Our business is subject to constantly evolving tax laws in multiple jurisdictions, and changes in these laws or their interpretation, as well as challenges from tax authorities, could adversely affect our financial condition and results of operations. The Mexican government could implement changes to tax regimes that could increase the tax burden on corporations and consumers and may adversely impact our expectations regarding the businesses subject to the Integration. The effects of tax reforms cannot be quantified. In addition, we are subject to periodic reviews and audits by domestic and foreign tax authorities. As a result of the Integration, we will be subject to new tax laws and authorities. Any adverse outcome of such a review or audit could harm our financial condition and operating results, require adverse changes to our business practices, or subject us to additional litigation and regulatory investigations. Furthermore, tax laws are often subject to interpretation, and we are exposed to the risk that tax authorities in the jurisdictions where we operate or where we will operate as a result of the Integration may challenge our positions. If such challenges are successful, they could result in significant additional tax liabilities, which could negatively affect our cash flows, effective tax rate, and overall financial performance. The Integration could increase our exposure to the aforementioned risks. Furthermore, the implementation of the Integration involved various accounting, financial, and regulatory judgments, and our decisions although we believe them to be reasonable may involve uncertainty and could differ from a determination by authorities or from the need to obtain authorization, including but not limited to tax, securities, and antitrust authorities, which, in turn, may affect our financial results in the period or periods for which such a determination is made. This may have an impact on permits, concessions, tax returns, and other regulatory and administrative interactions.

We cannot guarantee that the number of shares to be issued by ASUR pursuant to the Integration will reflect the value of ITA, nor that this number will be considered by all our shareholders to be in ASUR’s best interest.

One or more shareholders may not agree with the terms of the agreements related to the Integration. Furthermore, there may be perceptions that the negotiations do not necessarily benefit all of the Company’s shareholders. We cannot assure that the number of shares to be issued by ASUR reflects the value of ITA, nor that such number will be considered by all of our shareholders to be in ASUR’s best interest. The proposal contained in this Information Statement takes into account various factors, some of which are discretionary and may not align with the views of one or more shareholders. Although the Audit and Corporate Practices Committee, with the support of the retained external financial advisor, considered the proposal reasonable enough to be presented to our shareholders, said external advisor did not issue nor does it intend to issue in the future a valuation opinion or a fairness opinion, but rather provided advisory services to the Audit and Corporate Practice Committee.

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Any assets that may be acquired as a result of the Integration could, in accordance with applicable accounting standards and principles, be subject to impairment; in such a case, we would have to recognize a loss.

International Accounting Standard 36 establishes the procedures an entity must follow to ensure that its assets are carried at an amount that does not exceed their recoverable amount. An asset is carried above its recoverable amount when its carrying amount exceeds the amount that can be recovered from it through use or sale. If this were the case, the asset would be considered impaired, and the Standard requires the entity to recognize an impairment loss on that asset. Recognizing an impairment loss on assets would negatively affect our financial information and results. We cannot assure, as of this date, whether any assets that may be included as a result of the Integration would, upon acquisition or in the future, be subject to impairment and, if so, the amount of the loss to be recognized.

Third parties could terminate or modify existing contracts or relationships with ASUR or the merged entity.

Customers, suppliers, vendors, lessors, licensees, and other business partners may attempt to terminate and/or modify contracts with ASUR and/or the merged entity as a result of the Integration, which could result in a loss of potential future revenue and significant rights for their respective businesses.

The number of shares to be issued by ASUR is substantially fixed and will not be adjusted in the event of a change in the price of ASUR’s shares or due to factors affecting ASUR or the merged entity.

The number of shares to be issued by ASUR pursuant to the Integration is set forth in the merger agreement. We do not expect that number to be adjusted subsequently to reflect changes in the market price of ASUR’s shares or other factors affecting ASUR or the merged entity. However, in addition to the foregoing, it is proposed that our shareholders delegate to ASUR’s Board of Directors the authority to determine the definitive terms of the merger on or before its effective date, including the number of shares to be issued. The final terms of the Merger may depend on various factors, some of which will be discretionary and may not align with the views of one or more ASUR shareholders.

Our shareholders will experience a dilution of their equity and voting rights as a result of the issuance of shares in connection with the Merger.

We expect the Integration referred to in this document to create long-term value for all our shareholders; however, as a result of the Integration taking effect, the number of outstanding shares representing our capital stock is estimated to increase by approximately 2.42%, and our current Series B shareholders will experience dilution.

Maturity of Term Obligations

If the merger is approved by ASUR’s Extraordinary General Shareholders’ Meeting and by the shareholders of the merged company, and as a result of such approval, an agreement would be reached to pay all of the merged company’s debts. Consequently, pursuant to Article 225 of the General Law of Commercial Companies, the merged company’s term debts will be deemed due, and ASUR would be obligated to settle them with the resources at its disposal.

Estimates and Associated Risks

The information included in this Information Statement reflects ASUR’s outlook regarding future events and may contain information on financial results, economic conditions, trends, and uncertain events. When evaluating such provisions or estimates, shareholders should take into account the factors described in this section and other cautions contained in this Information Statement or in any other document disclosed to the public in connection with the Integration. These risk factors and projections describe circumstances that could cause actual results to differ materially from those expected.

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MATTERS TO BE RESOLVED

At the Extraordinary General Shareholders’ Meeting, which this information statement makes reference to, our shareholders will be asked to discuss and, if appropriate, approve, among other matters:

A.	Amendment to the Bylaws: As a result of the need to update our bylaws and to amend them if the Integration is approved, in accordance with the terms set forth in Annex 4 attached to this Information Statement.

B.	Merger: The merger of ITA into ASUR, and other ancillary matters. It is proposed that the merger becomes fully effective between the parties upon execution of the merger agreement and it shall take full effect vis-à-vis third parties on the date of registration of the agreements merger by the merging and merged party in the corresponding Public Registry of Commerce, given that, as a result of the merger, the merged company and the merging party would agree to repay all outstanding debt to the creditors which have not consented to the merger in accordance with the provisions of Article 225 of the General Law of Commercial Companies.

ASUR, as the surviving company, shall assume the rights and obligations of ITA as the merged company and that, consequently, ASUR becomes the universal successor to all rights, property, obligations, assets, and liabilities of ITA, except for those assets (if any) that are extinguished at the time of the merger.

The system for extinguishing liabilities arising from the merger shall consist of ASUR assuming all obligations and claims of any nature or character whether principal, derivative, or ancillary that constitute the liabilities of the merged company at the time the merger takes full effect. All such liabilities shall be extinguished through their unconditional, timely, and prompt fulfillment by ASUR on the payment dates established in the legal instruments that gave rise to them or as required by law.

By virtue of the merger, new shares representing ASUR’s capital stock shall be issued to the shareholders of the merged company.

That broadest possible powers be delegated to the Company’s Board of Directors to define the terms of the merger.

C.	Balance Sheet: Approve the balance sheet as of December 31, 2025, which will be used as a reference for carrying out the merger. The figures in said balance sheet will be updated and adjusted to the amounts actually obtained on the date the merger takes effect.

The merger shall be based on the internal balance sheets of the Company and the merged company as of December 31 2025.

D.	Capital Increase and Amendment to the Bylaws: To increase the Company’s capital stock as described in this Information Statement; the amendment to Article 6 of the Company’s Bylaws to reflect the adjustments to the capital stock resulting from the merger and the capital increase; and the authorization of the Company’s authorized representatives to reflect the final increase in capital stock in the various corporate, accounting, tax, and any other applicable records and documents.

E.	Merger Agreement: Approval of the merger agreement, as set forth in substantial terms of the Annex 1 to this Information Statement. It is proposed that the shareholders authorize the Company’s agents to make adjustments to said agreement.

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F.	Ancillary and Supplementary Agreements: To approve and/or ratify the execution, amendment, and/or termination of agreements that are supplementary to and ancillary to the Integration.

G.	Delegation of Authority to the Board of Directors: The delegation of broad authority to the Board of Directors of ASUR to determine the terms of the Merger on, before, or after its effective date, including, without limitation, the number of shares to be issued, canceled, and/or held in treasury, the amount of the capital increase, the entities to be merged, the effective date of the merger, the obligations to act and not to act of the parties involved in the Integration, the terms of the merger agreement, its amendments, waivers, extensions, and its termination. The Board of Directors may determine, if it deems it appropriate, not to complete the Integration or to complete it on terms it deems appropriate for the benefit of the Company.

H.	Granting of Powers: To authorize and instruct the Company’s attorneys-in-fact, officers, and/or delegates to carry out all acts necessary or convenient to implement the resolutions of the Extraordinary General Shareholders’ Meeting, to prepare, execute, amend, and/or terminate all agreements, covenants, contracts, notices, applications, written communications, and other acts and documents related to the Merger and the transactions approved by the Meeting; and, if convenient or necessary for the Company, to amend the terms, conditions, and characteristics thereof, grant waivers, and terminate them. That the Company’s attorneys-in-fact, officers, and/or delegates may act on its behalf and in its name before any person, whether an individual or a legal entity, including, without limitation, before financial institutions and entities, and before any government authority, understood to mean any entity, body, administrative unit, or agency whether federal, state, local, municipal, national, or foreign, autonomous or subordinate to the legislative, executive, or judicial branches in any matter of any kind or nature.

Likewise, although unrelated to the Integration, at the same Shareholders’ Meeting at which the Integration will be proposed, the following will also be proposed: (i) the payment of two extraordinary net cash dividends charged against the share repurchase reserve, in the amount of Ps. $10.00 each, payable in November and December 2026, to be paid in a single installment on each of the ordinary Series “B” and Series “BB” shares representing the paid-in capital stock that are issued, subscribed, fully paid and non-assessable as of such date; and (ii) the payment of any taxes payable by the Company in accordance with applicable tax provisions as a result of the payment of such dividend.

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SHARES TO BE ISSUED BY ASUR

Pursuant to the Merger, if approved by our shareholders, it is estimated that ASUR would issue and put into circulation approximately 7,251,236 net new shares representing its capital stock, subject to adjustments and, therefore, its outstanding capital stock would increase from 300,000,000 to approximately 307,251,236.

ASUR would issue approximately 30,201,236 shares by virtue of the merger. However, it would receive 22,950,000 shares held by ITA prior to the merger, which would be cancelled. Therefore, the net new shares to be outstanding post-merger, if approved, would be 7,251,236.

The foregoing, could be subject to adjustments arising from the Integration agreements, which are not expected to be material. In addition, the Board of Directors may determine the final terms of the Integration on, before, or after its effective date. The final amount of the capital increase (which will take into account the theoretical par value of the shares), the final number of shares to be issued, and their proportion among the various series that make up our capital stock will be determined on the effective date of the merger and will be reported in a timely manner.

The number of shares to be issued was proposed based on the analysis and proposal prepared by our management and reviewed by our Audit and Corporate Practices Committee and our Board of Directors. This proposal was formulated using various analytical methods and taking into account various endogenous and exogenous factors, without assigning particular weight to any of them, and considering the analysis provided by J.P. Morgan Securities LLC, acting as independent external financial advisor, as well as the negotiations between the parties.

The aforementioned external advisors did not issue a fairness opinion, but solely provided advisory services.

Among the many factors considered that led our Board of Directors, in agreement with the Audit and Corporate Practices Committee and with the support of its external advisors, to deem the proposed share issuance referred to in this document reasonable, it was considered that the potential Integration would create long-term value for all parties with an interest in ASUR.

For more information, see the sections “Considerations of the Board of Directors,” “Strategic Reasons,” and “Opinion and Analysis of the Financial Advisors” in this Information Statement.

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FINANCIAL INFORMATION

Attached hereto as Annex 5, for the shareholders’ information, are the audited financial statements of both ASUR and ITA for the fiscal year ended December 31, 2025, which include the balance sheets to be used as the basis for the merger resulting from the Integration.

Set forth below is an unaudited internal exercise of selected pro forma financial information derived from our accounting records, which considers the potential effects of the Integration. The figures in this section are expressed in thousands of Mexican Pesos.

The unaudited internal pro forma financial exercise is included below solely for illustrative purposes and does not represent the actual results of operations that would have been obtained had the Integration in fact been completed within the estimated timeframe. The pro forma financial information presented in this document may not be a reflection of our financial position or of the results of our operations. The consolidated financial statements as of the date on which the Integration becomes effective may differ substantially from the unaudited pro forma exercise included in this Report. The unaudited pro forma financial information included in this Information Statement was prepared based on the available information and on the assumptions that our management considered reasonable, and is not intended to reflect the actual consolidated results of operations that would have been obtained had the Integration been carried out on the assumed dates, nor is it intended to project our consolidated results of operations or financial position. The unaudited pro forma consolidated financial information included in this Information Statement should be read together with the historical consolidated financial statements, the notes thereto, and the additional financial information included in our Annual Report, as well as in our interim financial information provided in the Quarterly Report.

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Condensed Consolidated Pro Forma Statement of Financial Position
(unaudited)
(Figures in thousands of Mexican pesos)

December 2025
CURRENT ASSETS
Cash and cash equivalents	$11,126,136
Restricted cash and cash equivalents	2,041,027
Accounts receivable - Net	2,562,309
Notes receivable from third parties	100,696
Income taxes recoverable	1,125,989
Recoverable value-added tax	160,132
Inventories	93,237
Other assets	691,057
Total current assets	17,900,583
NON-CURRENT ASSETS
Investments in securities	0
Land, furniture, and equipment - Net	303,068
Investment properties - Net	12,758,949
Intangible assets, airport concessions, and goodwill - Net	58,022,949
Investments accounted for under the equity method	283,108
Total non-current assets	71,368,074
Total assets	$89,268,657

CURRENT LIABILITIES
Bank loans	$220,356
Short-term debt	405,494
Lease liabilities	1,394,981
Income taxes payable	439,368
Accounts payable and accrued expenses	3,347,502
Total current liabilities	5,807,701

NON-CURRENT LIABILITIES
Bank loans	18,396,343
Long-term debt	8,464,370
Lease liabilities	6,720,103
Deferred income tax	3,278,190
Employee benefits	83,343
Total non-current liabilities	36,942,349
Total liabilities	42,750,050

STOCKHOLDERS’ EQUITY
Capital stock	7,767,276
Capital reserves	2,542,227
Other comprehensive income	(788,686)
Retained earnings	30,099,312
Equity attributable to controlling interest	39,620,129
Non-controlling interest	6,898,478
Total stockholders’ equity	46,518,607
Total liabilities and stockholders’ equity	$89,268,657

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Condensed Consolidated Pro Forma Statement of Income
(unaudited)
(Figures in thousands of Mexican pesos)

December 2025
Aeronautical revenue	$19,387,860
Non-aeronautical services	10,499,263
Construction services	7,350,308
Total revenue	37,237,431

Cost of aeronautical and non-aeronautical services	12,495,304
Cost of construction services	7,350,308
Administrative expenses	403,777
Total operating costs and expenses	20,249,389
Operating income	$16,988,042
Comprehensive financing result:
Interest income	1,442,334
Interest expense	(1,535,163)
Foreign exchange gain	965,168
Foreign exchange loss	(2,899,855)
Net financial result	(2,027,516)
Share in results of investments under the equity method	(5,333)

Income before income taxes	$14,955,193
Income taxes	4,034,245
Net income for the period	$10,920,948

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Basis of presentation of the condensed consolidated pro forma financial statements

The accompanying unaudited condensed pro forma statements of financial position and unaudited condensed pro forma statements of income and other comprehensive income have been prepared by ASUR’s management using ASUR’s accounting policies as a basis. The pro forma adjustments as of December 31, 2025, included in the unaudited condensed consolidated pro forma statements of financial position, and the pro forma adjustments included in the condensed consolidated pro forma statements of income and other comprehensive income for the year ended December 31, 2025, and for the twelve months ended December 31, 2025, as well as the notes relating to such pro forma financial statements, which are described below, represent adjustments to ASUR’s historical financial position and results.

The pro forma adjustments include the transactions related to the Integration.

This financial information is not intended to represent ASUR’s results of operations or financial position as if the transaction had occurred on the specific dates, nor is the information intended to project ASUR’s results of operations and financial position for future periods or any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the transaction with the determination of the fair value of the net assets acquired.

ITA’s financial statements were prepared in accordance with Mexican Financial Reporting Standards (NIF).

Results of operations

Total revenue

Consolidated pro forma total revenue for the twelve-month period ended 2025 and for the year ended December 31, 2025 would amount to $37,237,431, respectively, given that ITA’s revenue for technical assistance is eliminated against intercompany transactions.

EBITDA and EBITDA margin

Consolidated pro forma EBITDA for the twelve-month period ended 2025 and the consolidated EBITDA for ASUR for the year ended December 31, 2025 would amount to $20,250,409 and $20,256,252, respectively.

The consolidated pro forma EBITDA Margin for the twelve-month period ended December 31, 2025 and the consolidated Margin of ASUR for the year ended December 31, 2025 would amount to 54.4% and 54.4%, respectively (excluding revenue from services related to concessioned assets, it would be 67.8% and 67.8%, respectively).

Operating income

Consolidated pro forma operating income for the twelve-month period ended December 31, 2025 and the consolidated operating income of ASUR for the year ended December 31, 2025 would amount to $16,988,042 and $16,993,885, respectively, representing an approximate gross margin of 45.6% and 45.6%, respectively (excluding revenue from services related to concessioned assets, it is 56.8% and 56.9%, respectively). This variation is due to the effects of the integration and to the elimination of intercompany transactions related to the technical assistance services provided by ITA to ASUR’s subsidiaries.

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Net result for the period

Consolidated pro forma net income before other comprehensive income for the twelve-month period ended December 31, 2025 and for the year ended December 31, 2025 would have reached $10,920,948 and $10,924,697, respectively. This variation is due primarily to the adjustments resulting from the integration, including the elimination of effects associated with the equity method and with related-party transactions; the integration does not generate significant changes, and therefore the net effect on the consolidated result is immaterial.

Financial position, liquidity, and capital resources

Cash and cash equivalents

The consolidated pro forma cash and cash equivalents line item would show a balance as of December 31, 2025 and as of December 31, 2025 and the consolidated cash and cash equivalent of ASUR of $11,126,136 and $11,116,335, respectively.

Total assets

Consolidated pro forma total assets would stand at $89,268,657 as of December 31, 2025 and the consolidated total assets of ASUR at $89,245,861 as of December 31, 2025, an increase of $22,796, due primarily to the incorporation of ITA’s cash, recoverable taxes, and other net assets.

Total liabilities

Consolidated pro forma total liabilities would stand at $42,750,050 as of December 31, 2025 and at $42,839,495 the consolidated total liabilities of ASUR as of December 31, 2025, representing a decrease of $89,445, comprised principally of the elimination of intercompany balances and transactions existing between ITA and ASUR, income taxes payable, and employee benefits as a result of the integration.

Stockholders’ equity

Consolidated pro forma stockholders’ equity would reach $46,518,607 as of December 31, 2025 and the consolidated shareholders’ equity of ASUR is $46,406,366 as of December 31, 2025, showing an increase of $112,241 due to the effects of the integration of ITA within ASUR’s corporate structure. As part of the transaction, ITA’s investment is eliminated and ITA’s remaining net assets and liabilities are incorporated, generating a net positive effect on consolidated stockholders’ equity. The foregoing takes into account that the number of shares to be issued could vary.

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MATERIAL AGREEMENTS

If the Merger is approved by our shareholders, it is expected that, as soon as reasonably possible, the following agreements, among others, will be entered into:

•	Merger Agreement: Between ASUR, as the merging company, ITA, as the merged company, and the shareholders of ITA who would receive shares representing ASUR’s capital stock, as described in this Information Statement. The agreement will take effect only if and when it is approved by ASUR’s General Shareholders’ Meeting.

The merger agreement would include, among other things: (i) the terms of the merger; (ii) certain representations and warranties by ITA and ASUR, including, among others: proper incorporation and existence, legal capacity, authority, and validity; compliance with applicable laws; ownership of their assets; absence of legal proceedings and disputes; transactions with related parties; financial information; government authorizations; taxes; intellectual property; insurance; and capital stock; and (iii) an obligation on the part of the shareholders who would receive shares as a result of the merger and of ASUR to be liable for undisclosed contingencies arising from the entity to be merged, subject to certain limits and conditions.

In addition, ASUR and the shareholders of ITA may enter into various ancillary agreements to govern various aspects of the merger and their relationship following the Integration, including, but not limited to, a transition services agreement.

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ANALYSIS BY EXTERNAL FINANCIAL ADVISORS

Our management was supported by independent external financial advisors, including J.P. Morgan Securities LLC, which acted as financial advisor for purposes of issuing a valuation report (the “Report”) with respect to the Technical Assistance Agreement. Such Report was issued for the exclusive use of the Board of Directors and the Audit and Corporate Practices Committee of ASUR.

The aforementioned external advisors did not, and will not, issue an independent fairness opinion to ASUR, its corporate governance bodies, or, under any circumstances, for the benefit of the shareholders. These advisors provided advisory services to ASUR, its management, and the Audit and Corporate Practices Committee solely to issue the Report.

In this regard, various financial and comparative analyses were conducted, and multiple assumptions were made regarding the industry, ASUR’s business, market conditions, and local and international economic conditions, among many others. Among other things, public information on comparable transactions both locally and internationally historical data regarding the consideration paid by ASUR to ITA, and public analyst reports were reviewed.

General

In connection with the review of the Merger presented to ASUR’s shareholders described in this Information Statement, J.P. Morgan Securities LLC conducted various financial and comparative analyses to issue their Report. The analyses by J.P. Morgan Securities LLC are not intended to be valuations.

The advice provided by J.P. Morgan Securities LLC was one of many factors that the Audit and Corporate Practices Committee took into account when deciding to present the Integration to ASUR’s Board of Directors and shareholders.

The Audit and Corporate Practices Committee engaged J.P. Morgan Securities LLC based on its qualifications, experience, and expertise. J.P. Morgan Securities LLC is a global financial services firm engaged in securities, investment management, and private wealth management. Its securities business is engaged in the underwriting, trading, and brokerage of securities, foreign exchange, commodities, and derivatives; prime brokerage; as well as the provision of investment banking, financing, and financial advisory services. J.P. Morgan Securities LLC, its subsidiaries, directors, and executives may, at any time, invest on their own account or manage funds that invest in, hold long or short positions in, finance positions, and may trade or structure and execute transactions, on their own account or on behalf of their clients, in debt or equity securities or loans of ASUR, or of any other company, or in any currency or commodity that may be involved in the proposed transaction, or in any related derivative instrument.

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ANNEXES

Annex 1.	Merger Agreement.

Annex 2.	Draft Resolutions.

Annex 3.	Voting Procedures for ADSs.

Annex 4.	Proposed Bylaw Amendments.

4.A. Amendment for updating purposes.
4.B. Amendment resulting from the merger, if approved.

Annex 5.	Financial information of the merging and merged companies

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Annex 1.             Merger Agreement.

Merger Agreement

Entered into by

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

as the Merging Company

and

Inversiones Y Técnicas Aeroportuarias, S.A.P.I. de C.V.

with the participation of

The Individual Shareholders of Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. listed on the signature pages.

and

Inversiones Productivas Kierke, S.A. de C.V.

dated [• ] of [• ] 2026

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MERGER AGREEMENT (the “Agreement”) entered into by: (i) Grupo Aeroportuario del Sureste, S.A.B. de C.V., as the merging company (hereinafter, “ASUR,” the “Merging Company,” or “Merging Entity”); and (ii) Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., as the merged company that ceases to exist (hereinafter, “ITA”).

with the participation of

The Individual Shareholders of ITA listed on the signature pages (the “Individual Shareholders”), as the context may require, and Inversiones Productivas Kierke, S.A. de C.V. (“Kierke”); solely for the purposes of and to assume the rights and obligations identified in each case, in accordance with the following background information, representations, and provisions.

BACKGROUND

I.	Prior to the execution of this Agreement, the shareholders of Kierke approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

II.	Prior to the execution of this Agreement, the shareholders of ITA approved the merger that is the subject of this Agreement, as well as the execution of this Agreement.

III.	Prior to the execution of this Agreement, an information statement containing a description of the material terms of the merger to be agreed upon in this Agreement was made available to the shareholders of the Merging Company.

IV.	Prior to the execution of this Agreement, the extraordinary general meeting of shareholders of the Merging Company approved the merger covered by this Agreement, as well as the execution of this Agreement.

DECLARATIONS

I.	The Merging Company, through its authorized representative, hereby declares that:

a)	It is a publicly traded corporation with variable capital incorporated under the laws of the United Mexican States (“Mexico”).

b)	Its authorized representative has all the sufficient and necessary powers to appear at the execution of this Agreement, which powers have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merged Company, under the terms and conditions of this Agreement.

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d)	It is a tax resident of Mexico.

II.	ITA hereby declares, through its authorized representatives, that:

a)	It is a variable-capital investment holding corporation incorporated under the laws of Mexico.

b)	Its authorized representatives have all the sufficient and necessary powers to enter into this Agreement, and such powers have not been revoked or limited in any way.

c)	Its shareholders approved the merger agreement with the Merging Company, under the terms and conditions of this Agreement.

d)	It is a tax resident of Mexico.

III.	Each of the Individual Shareholders hereby declares, in its own right and on its own behalf, that:

a)	Is a natural person, a Mexican national, and of legal age.

b)	Has full capacity to enter into this Agreement, which is not limited in any way.

c)	It is a tax resident of Mexico.

IV.	Kierke hereby declares, in its own right and on its own behalf, that:

a)	It is a corporation with variable capital formed in accordance with the laws of Mexico.

b)	Its authorized representative has all the sufficient and necessary powers to appear for the execution of this Agreement, and such powers have not been revoked or limited in any way.

c)	It is a tax resident of Mexico.

In accordance with the foregoing background and declarations, the Parties agree to enter into and be bound by the terms and conditions set forth below:

[Rest of the page intentionally left blank]

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CLAUSES

CHAPTER ONE

MERGER

FIRST. Merger: Each of the parties to this Agreement agrees to the merger between Grupo Aeroportuario del Sureste, S.A.B. de C.V., as the merging company, and Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., in its capacity as the merged company (the “Merger”).

The Merger shall take effect between the parties upon the signing of this Agreement and shall become fully effective against third parties on the date of registration of the Merger agreements by the Merged Company and the Surviving Company in the applicable Public Registry of Commerce, given that, as a result of the Merger, the Merged Company and the Merging Company agree to pay all debts for which the creditors have not given their consent to the Merger in question and so require, in accordance with the provisions of Article 225 of the General Law of Commercial Companies.

SECOND. Balance Sheets: The Merger is based on the internal balance sheets of the Merging Company and the Merged Company as of December 31, 2025, which were approved by the shareholders of the Merged Company and by the extraordinary general meeting of shareholders of the Merging Company, and whose figures will be updated and adjusted, as appropriate, to the amounts actually resulting when the Merger takes full effect. A copy of said internal balance sheets is attached to this Agreement as Annex “1.”

Each party to this Agreement agrees to file with the applicable Public Registry of Commerce a summary of the resolutions adopted by the shareholders of the Merging Company and the Merged Company approving the Merger, together with the balance sheets of the Merging Company and the Merged Company, and the plan for the extinguishment of the Merged Company’s liabilities. Such registration must be made in the respective commercial registers of the Merging Company and the Merged Company. Additionally, the Merging Company and the Merged Company shall publish said summary of resolutions, balance sheets, and liability extinguishment plan, as applicable, in the electronic system established by the Ministry of Economy, in compliance with the provisions of Article 223 of the General Law of Commercial Companies.

THIRD. Business Conduct: Except as stated in the Disclosure Document, the Merged Company, the Individual Shareholders, and Kierke hereby declare that they have refrained from engaging in any act outside the ordinary course of their business from June, 23 2026 until the date of execution of this Agreement, without the prior authorization of the Merging Company.

FOURTH. Succession and System Established for the Extinction of the Merged Company’s Liabilities: As a result of the Merger, effective as of the date of execution of this Agreement, the Merging Company assumes, on a universal basis, all assets, property, and rights of the Merged Company, as well as all obligations and liabilities of any nature of the latter, with the Merging Company subrogating itself to all the rights and obligations of the Merged Company, whether commercial, civil, tax-related, or of any other nature, without exception, and shall be substituted in all guarantees granted and in all obligations assumed by the Merged Entity arising from licenses, permits, contracts, concessions, and any other act in which it has been involved.

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As of this date, the Merged Company grants standing to the Merging Company to appear before any court to file lawsuits and, where applicable, to continue pursuing all types of legal actions brought by the Merged Company, as applicable, as well as to intervene in all such lawsuits, appeals, or proceedings in which, for any reason, it has any interest. Likewise, as of this date, the Merged Company grants the Merging Company standing to be a defendant, for the purpose of appearing and, where applicable, continuing to assert all types of defenses and exceptions raised in court by the Merged Company, and to respond to claims filed against the Merged Company, as well as to intervene in all lawsuits, appeals, or proceedings in which it has any interest for any reason.

As a result of the Merger, the liabilities recorded in the books and financial statements of the Merging Company and the Merged Company with respect to which the Merging Company or the Merged Company, as the case may be, is a creditor or debtor to the other shall be extinguished by the consolidation of rights and obligations within the Merging Company.

The system for extinguishing liabilities arising from the Merger consists of the Merging Company assuming, as of this date, all obligations and claims of any nature or character whether principal, derivative, direct, contingent, or accessory that constitute the liabilities of the Merged Company. All such liabilities shall be extinguished through their unconditional, timely, and prompt fulfillment by the Merging Company on the corresponding payment dates established in the legal instruments that gave rise to them or as required by law. The provisions of this paragraph shall encompass the system for extinguishing the Merged Company’s liabilities in accordance with the provisions of Article 223 of the General Law of Commercial Companies.

As of this date, the Merging Company undertakes to file the corresponding tax returns as soon as practicable and reasonably possible, to settle any taxes that may be outstanding on the part of the Merged Company, and to comply, within the legal timeframes, with any other tax obligations inherent to the Merged Company.

FIFTH. Capital stock of the Merging Company: By virtue of the Merger:

(a)	the Merging Company’s capital stock will be increased through the issuance of approximately 30,201,236 new registered common shares with no par value. The amount of the increase will reflect the theoretical par value per share, and the remainder will be considered a premium.

(b)	The Merging Company will receive, as part of the assets of ITA, the Merged Company, 22,950,000 registered common shares , representing the Merging Company’s capital stock, which are, as of this date, owned by ITA. Such shares will be canceled and will cease to be outstanding upon receipt.

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As a result of the Merger, the Merging Company’s bylaws will be amended to reflect the agreed-upon adjustments to its capital stock, taking into account any applicable adjustments.

SIXTH. Exchange and Delivery of Shares: Pursuant to the Merger, as soon as possible after the Merging Company files the merger notice referred to in Article 14-B of the Federal Tax Code, the Merging Company shall deliver shares representing its capital stock to the shareholders of the Merged Company identified in Annex “2” in accordance with this Agreement, in exchange for the shares representing the capital stock of the Merged Company, in accordance with the merger ratios and adjustments set forth in the same Annex “2.”

The shareholders of the Merged Company who sign this Agreement request that the Merging Company treat Annex “2” as confidential information because it contains personal data and sensitive data of individuals, in accordance with the Federal Law on the Protection of Personal Data Held by Private Parties.

SEVENTH. Corporate Bodies and Powers of Attorney: The Parties agree that the composition of the Merging Company’s corporate and oversight bodies shall remain unchanged as a result of the Merger, while the corporate and oversight bodies of the Merged Company shall be dissolved.

The Parties agree that all powers of attorney granted by the Merged Company prior to the Merger shall be revoked. Furthermore, all powers of attorney granted by the Merging Company prior to the Merger shall remain in effect under their original terms without any modification.

EIGHTH. Fiscal Year of the Merged Company: The Merging Company’s current fiscal and tax year shall end on December 31 of each calendar year, in accordance with the provisions of its current bylaws, whereas the Merged Company’s fiscal and tax year shall end early on the date of the Merger, in accordance with the applicable legal provisions.

NINTH. Other Ancillary Agreements: The Merging Company and the shareholders of the Merged Company may enter into various ancillary agreements to govern different aspects of the Merger and their relationship following the Merger.

TENTH. Expenses: All expenses, incurred in connection with the formalization and execution of the Merger shall be borne by the Merging Company.

ELEVENTH: Formalities and Registration: The transfer of the assets included among those transferred pursuant to this Merger, which require a special formality, shall be completed by carrying out the legally required acts and formalities. Each party to this Agreement undertakes to deliver any documents or instruments that the Merging Company or the Merged Company may reasonably request and that are reasonably necessary or appropriate to consummate the Merger contemplated in this Agreement or arising from the Merger.

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CHAPTER TWO

REPRESENTATIONS, WARRANTIES, AND OTHER OBLIGATIONS

TWELFTH: Representations and Warranties of the Parties.

For the purposes of the representations made by the Merged Company, the Individual Shareholders, and Kierke, as applicable, contained in this Clause, the parties to this Agreement agree to incorporate the disclosure document attached as Annex “3” (“Disclosure Document”), which shall form an integral part of this Agreement.

12.1.	Representations and Warranties Regarding ITA: ITA represents, declares, and warrants to the Merging Party that the following information and representations are true and complete as of the date of execution of this Agreement, and acknowledges that this is the Merging Party’s primary reason for entering into this Agreement:

12.1.1	Incorporation and Legal Existence: ITA is a duly incorporated variable-capital investment holding corporation, legally valid and in compliance with the laws of Mexico, and has the authorization and authority to conduct its business as it currently does; Section 12.1.1 of the Disclosure Document contains a copy of the bylaws currently in force for ITA.

12.1.2	Corporate Acts and Records: (a) The unanimous resolutions and/or shareholders’ meetings of ITA’s shareholders and Board of Directors, as well as the minutes of ITA’s shareholders’ meetings and Board of Directors’ meetings, are true and complete in all material respects with regard to all events and acts they purport to describe, and reflect in all material respects each and every resolution that needed to be adopted by ITA’s shareholders and Board of Directors regarding any acts or events that ITA may have carried out in the past; and (b) ITA’s shareholder registry books contain current records of the shares issued and subscribed, as well as a complete record of the transfers of such shares.

12.1.3	Capital stock: (a) ITA’s current capital stock is represented by the common, registered shares, fully subscribed and paid-up, described in Section 12.1.3 of the Disclosure Document; (b) such shares are the only authorized, issued, or outstanding equity securities of ITA; they have been duly and validly authorized and issued and are fully subscribed, paid, and free of any encumbrance, and there are no subscription rights that would result in dilution for ITA’s shareholders, such as, without limitation, options, warrants, or subscription agreements with any shareholder, related party, or third party; and (c) such shares were issued in compliance with all formalities required by law and ITA’s bylaws.

12.1.4	Encumbrances on the Shares: Except as disclosed in Section 12.1.4 of the Disclosure Document, there are no encumbrances or restrictions of any kind on the ITA shares, nor has any agreement, contract, or arrangement been entered into that remains in effect and that prevents or restricts the ownership or transfer of the shares, including, but not limited to, any preemptive rights in favor of any other person or entity or restrictions on equity participation based on the personal status of the direct or indirect purchasers.

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12.1.5	No Breach: (a) The execution of this Agreement and ITA’s performance of its obligations hereunder, as well as the completion of the Merger, do not contravene, or result in a violation or breach of: (i) ITA’s bylaws and resolutions adopted by ITA’s corporate bodies; (ii) any term or provision of any law applicable to ITA or its respective assets and property that could result in a Material Adverse Effect (as that term is defined below); (iii) any term or provision of any contract to which ITA is a party, which could result in a Material Adverse Effect; or (iv) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which ITA is a party ; and (b) there is no impediment to the execution of this Agreement, and there is no right of first refusal or equivalent right with respect to ITA’s shares that has not been waived on or before this date and that could prevent the Merger from taking effect.

12.1.6	Corporate Authorizations: ITA’s participation in this Agreement has been approved by all necessary corporate bodies, shareholders, and any other non-governmental person or entity required to give its consent to carry out the Merger.

12.1.7	Government Approvals: (i) The obligations imposed have been fulfilled, and the necessary actions have been taken to maintain in force the licenses, permits, or any other type of authorization granted by any federal, state, or municipal authority to ITA for the provision of services, as the company itself has been doing in the ordinary course of its business and in accordance with its corporate purpose; (ii) all licenses, permits, or government authorizations were granted to ITA in accordance with applicable laws, and a list is attached to this Agreement in Section 12.1.7 of the Disclosure Document; (iii) all authorizations and permits are currently in effect and are owned by ITA; and (iv) there is no attachment or notified proceeding of any kind to cancel, modify, or impose conditions on the permits, licenses, or authorizations issued by any government entity in favor of ITA.

12.1.8	Financial Information: (a) ITA’s financial statements attached to this Agreement in Section 12.1.8 of the Disclosure Document: (i) reflect, in all material respects, ITA’s financial and accounting position as of the date of their issuance; (ii) were prepared in accordance with Mexican Financial Reporting Standards (“NIF”), applied on a consistent basis; (iii) from the date of the financial statements to the date of execution of this Agreement, no event has occurred that has materially altered or requires a material alteration to the financial statements; (iv) ITA’s accounting records are up to date in accordance with Mexican NIF, applied on a consistent basis; (v) the value of ITA’s assets has been valued in accordance with Mexican NIF, applied on a consistent basis; (vi) no asset has been recorded in ITA’s financial statements, books, or any accounting records in a materially incorrect or false manner, and that ITA maintains a single set of accounting records; (vii) there is no information regarding ITA’s assets, liabilities, and operating results that is not reflected in the financial statements and that must be disclosed in accordance with Mexican NIFs; (viii) there are no liabilities related to ITA that are not reflected in the financial statements; and (ix) there are no unlimited liability obligations incumbent upon ITA or any of its parties.

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Section 12.1.8 of the Disclosure Document contains a description of ITA’s accounting policies, and the financial statements present the application of such accounting policies in a materially correct, consistent, complete, and truthful manner. ITA maintains internal accounting controls in order to (i) minimize any risk of misstatement in the financial statements; (ii) provide those responsible for preparing the financial statements with all relevant information necessary for their proper preparation in a timely manner; and (iv) ensure that all relevant transactions are conducted in accordance with ITA’s bylaws and applicable law and recorded in the appropriate period in accordance with NIF.

12.1.9	Balance Sheet: The balance sheet of ITA attached to this Agreement as Annex “1” (i) reflects, in all material respects, the financial and accounting position of ITA as of the date of its issuance; (ii) was prepared in accordance with NIFs applied on a consistent basis; and (iii) except as disclosed in Section 12.1.9 of the Disclosure Document, from the balance sheet date to the date of execution of this Agreement, no event has occurred that has materially altered or requires any material alteration to the balance sheet.

12.1.10	Liabilities: Except for the liabilities reflected in ITA’s financial statements, ITA has not incurred any financial liabilities, bank loans, or any other liabilities, nor has it granted any guarantees, sureties, or indemnities in favor of third parties or related parties in connection with ITA. All liabilities related to ITA arise from transactions conducted in the ordinary course of ITA’s business. There are no liabilities related to ITA, except for those reflected in Annex “1” or in the Disclosure Document, as applicable. To the best of his knowledge, there is no basis for imposing upon ITA any liability or obligation of any nature other than those described in Annex “1” or in the Disclosure Document, as applicable.

12.1.11	Absence of Certain Changes, Events, or Conditions: Except for the events set forth in ITA’s audited financial statements as of December 31, 2025, since June 23, 2026, the following have not occurred, existed, or been entered into, with respect to or in connection with ITA:

(a)            Any Material Adverse Effect on (i) ITA, its financial condition or otherwise, its assets and property taken as a whole, or its results of operations; or (ii) its legal or factual ability to enter into and perfect this Agreement and to perform its obligations hereunder;

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(b)            the termination, amendment, rescission, or waiver of any rights under any Material Agreement. Attached to this Agreement as part of Section 12.1.11 of the Disclosure Document is a list containing all Material Agreements entered into by ITA;

(d)            the granting of options, warrants, or any other right to purchase or obtain (upon conversion, exchange, or exercise) rights with respect to ITA;

(e)             changes in accounting or tax policies, or any material change in cash management or in the policies and procedures regarding the collection of accounts receivable, the creation of reserves or allowances for uncollectible accounts, the calculation of accounts receivable, inventory control, the prepayment of expenses, the payment of accounts receivable, the calculation of other expenses, the deferral of revenue, and the acceptance of customer deposits;

(f)             the sale, transfer, assignment, distribution, lease, or any other disposition of, or the creation of liens on, assets and property outside the ordinary course of business;

(g)            transfer, assignment, or granting of any license, permit, or sublicense of any right with respect to, or in connection with, ITA;

(h)            the granting of any security interests or personal guarantees to secure ITA’s obligations;

(i)             the development of a new line of business or the abandonment or discontinuation of the current line of business;

(j)             except for the Merger that is the subject of this Agreement, the adoption of any plan of merger, consolidation, reorganization, dissolution, or liquidation, or the filing of a petition for a declaration or voluntary commencement of bankruptcy proceedings under any provision of applicable law, or consenting to or acquiescing in the filing of a petition or the commencement of bankruptcy proceedings against it based on applicable law;

(k)            any liability that could result in a Material Adverse Effect;

(l)             except for the liabilities recorded in the financial statements included in the Disclosure Document and the balance sheet in Annex “1,” the incurrence of any other liability;

(m)           except as reported in the financial statements, any loan or credit extended, other than accounts receivable generated in the ordinary course of ITA’s business;

(n)            transactions with related parties, except for those transactions recorded in the financial statements and conducted in the ordinary course of ITA’s business;

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(o)            an acquisition, whether by merger or consolidation with, or by the purchase of a substantial portion of the assets or shares of, or in any other manner, of any business, person, or division thereof; or

(p)            except as disclosed in Section 12.1.11 of the Disclosure Document, any agreement with any tax authority for the purpose of entering into final tax settlements, or any similar agreement to obtain the total or partial cancellation of tax liabilities arising from tax omissions, interest, fines, and surcharges.

12.1.12	Taxes: Except as stated in Section 12.1.12 of the Disclosure Document, (a) ITA is current with all of its material tax obligations, whether federal, state, or municipal, in accordance with applicable tax laws (taking into account all applicable and valid extensions for the filing of tax returns, the payment of taxes, or the fulfillment of other tax obligations). All tax returns that ITA was required to file have been filed in a timely and proper manner with the relevant tax authorities (taking into account all applicable and valid extensions for such purposes). All tax returns have been filed with information that is complete, truthful, and accurate in all material respects. With respect to ITA, all material taxes that have become due and that should have been assessed and paid have been timely and properly paid or have been properly accrued in the financial statements. All taxes for which the tax authorities have claimed liability and payment have been or will be paid as soon as they become due, or an accounting entry has been made to provide for such amounts in the financial statements.

(b)            Except as stated in Section 12.1.12 of the Disclosure Document, (i) none of the tax returns (for tax years for which the tax authority’s powers have not expired) has been the subject of any actions or proceedings by any tax authority; (ii) no tax credits, outstanding deficiencies, claims, or any other contingencies or matters have been assessed, and no written assessments have been issued as a result of any action or proceeding related to a tax return filed with a tax authority that remains open and under review; and (iii) there are no extensions or waivers of the statute of limitations with respect to taxes that remain in effect (except for ordinary extensions to file tax returns).

(c)            There are no liens arising from taxes or any other cause affecting ITA’s assets, properties, and other assets, except for liens or other encumbrances arising from (i) taxes not yet due and payable; and (ii) taxes that are being contested in good faith through the appropriate proceedings and for which sufficient reserves have been established.

(d)            All material taxes (with respect to tax years for which the tax authorities’ right to review has not expired) that ITA is required by law to pass on and withhold in its capacity as a taxpayer and withholding agent, respectively, have been duly assessed, reserved, and have been duly and timely credited, paid, and remitted to the applicable tax authority to the extent they were due, and ITA possesses the necessary documentation to prove that payment has been made of the taxes it has assessed and reserved.

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(e)             Except as stated in section 12.1.12 of the Disclosure Document, ITA has not filed any tax-related petition with the tax authorities, including, but not limited to, a request for confirmation of tax treatment or a request to pay the tax liabilities it has incurred in installments.

(f)             There are no unrecorded tax liabilities in the financial statements for which the Merging Company may be considered jointly and severally liable, pursuant to the provisions of Section IV of Article 26 of the Federal Tax Code.

(g)            Except for payments made to its shareholders, ITA has not made payments to companies that issue or have issued receipts without having the assets, personnel, infrastructure, or material capacity to provide the services or produce, market, or deliver goods consistent with its corporate purpose in accordance with applicable Mexican law; nor is any external supplier that has issued Digital Tax Receipts via the Internet to ITA included in the list provided under Article 69-B of the Federal Tax Code. All transactions carried out by ITA have been consistent with ITA’s corporate purpose and business. No Digital Tax Receipt issued by or in favor of ITA has been assessed by the tax authorities as falling within the scope of Article 69-B of the Federal Tax Code, and these receipts support existing, genuine, and actual transactions.

(h)            ITA has not obtained, nor does it obtain, income subject to a preferential tax regime through foreign entities or legal structures in which it participates directly or indirectly, except as disclosed in section 12.1.12 of the Disclosure Document.

(i)              ITA is not required to file any material tax return in any jurisdiction other than Mexico, and is not a resident for tax purposes in any jurisdiction other than Mexico.

(j)              ITA has complied with all material requirements under the Income Tax Law and its regulations and any other applicable law (with respect to tax years for which the tax authorities’ right to audit has not expired) regarding the withholding of taxes from employees, service providers, or any other person, and has remitted all material amounts reserved to the appropriate authorities within the prescribed time limits.

(k)             ITA does not owe any material amount to the tax authorities for overdue withholding taxes or for any penalties that may have accrued as a result of the withholding taxes it paid, except for those for which the payment deadline has not yet passed.

(l)              There are no orders or provisions issued by any tax authority in any proceeding affecting ITA that would constitute a Material Adverse Effect.

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(m)            Except as stated in Section 12.1.12 of the Disclosure Document, the government tax authorities have not identified any material tax credit related to ITA arising from taxes for which it is liable (with respect to fiscal years for which the tax authorities’ right to review has not expired) that has not been duly settled by ITA or for which adequate reserves have not been set aside.

(n)            The agreements to which ITA is a party have resulted and will result in the tax implications or taxable events set forth therein in accordance with their respective agreed-upon nature, and have not been and should not be subject to any recharacterization under applicable tax laws.

(o)            ITA has not designed, organized, implemented, or administered any agreement or transaction that could be considered a reportable scheme in accordance with the applicable provisions set forth in the Federal Tax Code.

(p)            ITA has complied in all material respects with all the requirements of the tax incentives it has applied, if any.

(q)            ITA has not participated in (i) any transaction or series of transactions that lack a commercial purpose or that may be considered non-compliant with the general anti-avoidance rule established in Article 5-A of the Federal Tax Code, and (ii) any transaction that may be considered a sham contract pursuant to Article 42-B of the Federal Tax Code.

(r)             ITA maintains all accounting books and corporate records required by applicable law to support and substantiate any tax or accounting position, filing, or claim made by it with respect to taxes, including, but not limited to, any authorized business expenses deducted for tax purposes. ITA’s accounting books, systems, and records, accounts, and inventory controls reflect, in reasonable detail, ITA’s operations, assets, and liabilities and comply with the requirements set forth in applicable laws and generally accepted accounting principles applicable to it.

12.1.13	Procedures: Except as stated in Section 12.1.13 of the Disclosure Document: (i) There are no pending actions or proceedings, nor, to the best of their knowledge, any threatened or imminent actions or proceedings, with respect to ITA, nor has any summons or notice been received to initiate any action or proceeding; (ii) none of the assets and properties are seized or subject to any action, proceeding, or encumbrance; (iii) there is no action or proceeding, nor, to the best of their knowledge, any threat of action or proceeding that could challenge the validity of this Agreement or prevent, delay, invalidate, or interfere with the completion of the transaction. None of the assets and properties are subject to judgments, awards, orders, agreements, or resolutions of any nature issued by any government authority.

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12.1.14	Related-Party Transactions:

(a)            Section 12.1.14 of the Disclosure Document contains a list of all agreements, contracts, or arrangements of any nature and form with related parties.

(b)            Except as provided in Section 12.1.14 of the Disclosure Document, ITA has not entered into any contracts, agreements, or arrangements of any nature or form with related parties that were entered into on non-market terms. All contracts, agreements, or arrangements of any nature or form with related parties have been entered into and executed in compliance with applicable law, including transfer pricing regulations. The transactions carried out by ITA with related parties are genuine and should not be characterized as a sham for tax or legal purposes.

(c)            Except as stated in section 12.1.14 of the Disclosure Document, neither ITA nor its respective related parties have entered into (i) credit or loan agreements related to ITA; (ii) service agreements of any kind; (iii) lease agreements; or (iv) agreements for the sale or purchase of assets.

12.1.15	Bank Accounts: Section 12.1.15 of the Disclosure Document contains a complete list showing the name of each financial institution with which ITA maintains an account, contract, or safe deposit box, along with the number and nature of each such account, contract, or safe deposit box, and the names of all persons authorized to draw on them, issue instructions regarding them, or access them.

12.1.16	Powers of Attorney: Section 12.1.16 of the Disclosure Document contains a list of all general and special powers of attorney in effect that ITA has granted as of the date of execution of this Agreement, and said Section 12.1.16 of the Disclosure Document clearly indicates: (i) the date of execution of the power of attorney in question, (ii) the powers granted under said power of attorney, and (iii) where applicable, the registration details of the power of attorney in question in the Public Registry of Commerce.

12.1.17	Labor: (a) As of the date of execution of this Agreement, ITA is in compliance with all of its obligations regarding labor and social security matters and has not committed any violation of the applicable laws in this regard.

(b)            Section 12.1.17 of the Disclosure Document contains a list of all of ITA’s monthly payroll expenses, including a breakdown of the number of employees. The same Section 12.1.17 of the Disclosure Document contains a list of key personnel, including their salaries, benefits, bonuses, premiums, incentives, and compensation, and, where applicable, severance agreements (including agreements related to the termination of their employment with ITA). Except as stated in Section 12.1.17 of the Disclosure Document, no key personnel or related party of ITA has bonuses of any kind, including golden parachutes or equivalents, whose payment and enforceability are triggered by a change of control. All ITA employees are employed by ITA and are in good standing with respect to all their employment obligations, including any payments due to any government authority arising from the employment relationship with its employees.

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(c)            Section 12.1.17 of the Disclosure Document contains a complete list of all existing service contracts previously entered into by ITA, including (i) the name of the contractor (the “Contractors”), (ii) the purpose of the service contract, identifying the work performed by the Contractor and its personnel, (iii) the consideration payable to the relevant Contractor, (iv) the existence of any grounds for breach, termination, or rescission under the service contract, and (v) where applicable, the existence of any litigation regarding the service contracts. There is no agreement, contract, instrument, or document whatsoever whose purpose is the same, equivalent, or similar to those listed in section 12.1.17 of the Disclosure Document and that is not listed therein. With the exception of section 12.1.17 of the Disclosure Document, ITA has not entered into any contract, instrument, or document under the terms of which any person provides personnel or support services to it.

(d)            There is no strike, work stoppage, or labor inspection against ITA. ITA has not received any summons or notice regarding, and is not aware of, the existence of any individual or collective labor proceedings against it or its Contractors. ITA has not received from any of its Contractors any summons or notice regarding, or threats regarding, and is not aware of the existence of any individual or collective labor proceedings against any of said Contractors.

(e)             ITA has complied with its applicable obligations regarding Social Security, the National Workers’ Housing Fund Institute, the Retirement Savings System, and other applicable taxes related to employer-employee relationships with respect to each of its employees, and there are no amounts owed and unpaid by ITA or the Contractors arising from any applicable law, including taxes reserved under applicable law with respect to such employees. All employer or employee contributions, premiums, and expenses required by applicable law or any labor contract, collective bargaining agreement, or other labor arrangement with respect to the employees of ITA or the Contractors, as applicable, have been paid on time, or, if not yet due, have been set aside.

(f)             ITA is not a party to any collective bargaining agreements with respect to any of its workplaces.

12.1.18	Real Estate and Leases:

(a)             ITA does not own any real estate.

(b)            Section 12.1.18 of the Disclosure Document contains a list of all leases, subleases, easements, and usage agreements relating to real property (including any amendments or supplements thereto, as well as rights to real property used by or otherwise related to ITA).

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(c)             Each lease is a valid and subsisting contract, in full force and effect, and constitutes a valid and binding obligation of, and is legally enforceable against, the parties hereto. ITA has not received any notice from the other party to any lease regarding the termination thereof. There is no breach or event that, by the passage of time or notice or both, could constitute a breach by ITA of any of its obligations under such leases. To the best of its knowledge, the leased properties hold each and every necessary and valid license and permit in accordance with applicable laws, and each and every obligation, term, and condition of the applicable laws and of the licenses and permits granted in its favor, as applicable, has been fully complied with, and it has taken each and every necessary action to keep them in full force and effect. To the best of its knowledge, there are no revocation or cancellation proceedings, or any other notified proceedings of any nature, to cancel, modify, or impose conditions on the licenses and permits regarding the leased properties.

(d)            None of the leases provides for an obligation to pay any amount by way of a transfer fee, “key money,” change of control, or for any other reason arising from the execution of this Agreement, the completion of the Merger, or any other closing document.

(e)            To the best of their knowledge, none of the leased properties is subject to any government decree or order that seizes, secures, confiscates, expropriates, reverts, or otherwise confiscates or closes down the Properties or the leased properties by any government authority, nor are they aware of any notice of proceedings aimed at the seizure, seizure, confiscation, forfeiture, expropriation, reclamation, closure, or reversion of the Properties or the leased properties.

12.1.19	Suppliers: (a) Section 12.1.19 of the Disclosure Document contains a complete list of each of the suppliers representing more than 10% (ten percent) of ITA’s total purchases during the 12 (twelve) months prior to the date of execution of this Agreement.

(b)            None of the suppliers described in section 12.1.19 has notified ITA of the termination of, or its intention to terminate, its business relationship with ITA.

(c)             ITA has not been notified by any of the suppliers listed in Section 12.1.19 regarding the potential termination or modification of their business relationship with ITA, or regarding any limitation on the services, supplies, or materials they provide to ITA, for any reason, including the completion of the transactions provided for in the Agreement.

12.1.20	Systems: Section 12.1.20 contains a detailed description of the operational, financial, accounting, or any other systems by virtue of which ITA is managed and operated.

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12.1.21	Intellectual Property:

(a)            Section 12.1.21 contains a list of all intellectual economic rights in any jurisdiction that are owned or used under license for the operation of ITA as currently operated.

(b)            No intellectual economic rights or other proprietary rights with respect to intellectual property have been transferred to any person, whether by sale, assignment, or license, nor have any such rights been lost. ITA is not aware of any person using or exploiting intellectual property related to ITA. No person has granted options, licenses, franchises, encumbrances, rights of use or exploitation, or other agreements of any kind, whether oral or written, relating to intellectual property related to ITA to any person other than the Merging Party.

(c)            Ownership of the proprietary intellectual property used by ITA, if applicable under applicable law, is registered or is in the process of being registered, as applicable, and such registrations or applications are in force and have been maintained and renewed in accordance with applicable law.

(d)            Neither ITA’s operations and business activities nor its own intellectual economic rights violate or infringe upon the intellectual economic rights of third parties. ITA is not aware of any actions or proceedings whether pending or initiated by any third party regarding the ownership, validity, or use of ITA’s intellectual property, or in which it is alleged that ITA has violated, infringed, abused, altered, or misused such intellectual economic rights. ITA has not received any notice alleging or asserting such claims.

(e)            ITA has not been notified of, nor is it aware of, any third party having used or currently using any intellectual property owned by ITA (or any trademark or similar right that could cause confusion with any intellectual property owned by ITA).

(f)             No current or former shareholder, director, employee, consultant, or contractor of ITA, nor any other person, has the right to exploit or receive any rights or benefits with respect to the intellectual property owned by ITA.

(g)            Licenses have been validly granted or assigned to ITA regarding the use of third-party software used in the ordinary course of ITA’s business, through (i) individual purchase or legal and valid acquisition by any other form of licensing; or (ii) site licenses purchased or otherwise legally and validly acquired that authorize the use of such licensed software.

(h)            The intellectual property owned or developed by ITA has not entered the public domain. ITA has not failed to take reasonable precautions to maintain the confidentiality of any intellectual property it has chosen to share with its customers, suppliers, or other third parties.

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12.1.22	Assets:

(a)            ITA possesses all the assets and property necessary for its operations and to provide the services it currently provides in the manner it does as of the date of execution of this Agreement, in the ordinary course of ITA’s business. Section 12.1.22 contains an inventory of ITA’s assets and property valued at more than $1,000,000.00 (one million Pesos 00/100), detailing (i) their age; (ii) their remaining useful life in accordance with ITA’s policies; (iii) the estimated maximum useful life of each asset based on its intended use; (iv) whether the assets are owned by ITA or leased (under an operating or finance lease); (v) any liabilities related to such assets; and (vi) whether the assets are in operation or not.

(b)            The assets and properties that form part of ITA are free of any encumbrances and are not subject to any asset forfeiture proceedings, as provided for in the Asset Forfeiture Law or other applicable laws, as the case may be. ITA is the lawful owner of all its assets and properties, which, where applicable, have been duly imported into Mexico or the territory where they are located, and ITA has not received any notice regarding the existence of any government decree or order that seizes, forfeits, expropriates, reclaims, reverses, or in any other way confiscates or challenges the ownership or lawful importation of any of the assets and properties by any government authority.

(c)            There are no proceedings currently in progress or of which it has been notified, nor, to the best of its knowledge, any pending or threatened proceedings aimed at the seizure, attachment, confiscation, forfeiture, expropriation, termination of a lease, or reversion of any of the assets and properties.

(d)            Section 12.1.22 of the Disclosure Document contains a list of (i) the leased movable property that forms part of ITA, pursuant to operating leases or finance leases; (ii) the expiration date of each of such leases; (iii) the monthly rent and any other fees or consideration payable under such leases; and (iv) the purchase options for such assets granted to ITA. ITA is not in default under any of such lease agreements. All leases mentioned in section 12.1.22 of the Disclosure Document are valid, binding, and enforceable in accordance with their respective terms and are currently in effect. ITA has not received any notice of default, non-renewal, or extension, nor of any rent increase provided for in such contracts.

(e)            The assets and properties constitute all assets and properties that, in the ordinary course of ITA’s business, are used for ITA’s operations. All of ITA’s assets and properties, or those related to its operations, that are currently in use are in good operating condition and in a state of repair suitable for their intended use, except for ordinary wear and tear resulting from normal use or age.

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12.1.23	Relevant Contracts:

(a)            Section 12.1.23 of the Disclosure Document contains a complete list of all relevant contracts related to ITA, as well as a summary of the main characteristics of the relevant contracts, including (i) the name of the counterparty, (ii) the subject matter of the relevant contract, (iii) the remaining term of the relevant contract and any exclusivity provisions, (iv) the consideration payable, (v) past-due accounts receivable and payable, (vi) the existence, if any, of any grounds for default, termination, or rescission under the relevant contract, and (vii) if applicable, the existence or threat of litigation of which the company is aware with respect to the relevant contracts.

(b)            The enforceability and validity of the relevant contracts shall not be affected in any way by the execution and performance of this Agreement and the closing documents.

(c)            There are no defaults under the relevant contracts. The relevant contracts have been duly entered into by the parties thereto, are valid and binding upon such parties, are in full force and effect, and confer the rights and obligations set forth therein, as applicable.

12.1.24	Insurance:

(a)            Section 12.1.24 of the Disclosure Document contains a list of all insurance policies of any kind held by ITA to cover risks related to ITA’s operations, including its assets and property, and which are currently in force. These insurance policies are issued for the amounts, deductibles, risks, and losses that ITA considers reasonably adequate for the ordinary course of ITA’s business.

(b)            All insurance policies mentioned in Section 12.1.24 of the Disclosure Document are in force, all premiums thereunder have been paid in accordance with their terms, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. ITA is not in default on any payments or other obligations under the aforementioned insurance policies, the breach of which could result in the modification, revocation, or termination of such policies. ITA’s activities and operations have been conducted in a manner that substantially complies with all applicable provisions of such insurance policies.

(c)            To the best of its knowledge, there is no action or proceeding against ITA or that has been served (or, to the best of its knowledge, is pending service) arising from the insurance policies mentioned in Section 12.1.24 of the Disclosure Document.

12.1.25	Validity of the Agreement: No authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on ITA and enforceable in accordance with its respective terms. The corporate resolutions adopted by ITA regarding authorization for the execution and performance of this Agreement have been validly adopted and have not been modified, limited, or revoked in any way.

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12.1.26	Intermediaries or Agents: ITA has not entered into any agreements or arrangements that confer rights in favor of brokers, intermediaries, agents, brokers, financial advisors, or investment banking institutions, or in favor of any other firm or person that provides for the payment of fees or commissions for intermediation or agency services, or any other type of consideration, fee, or percentage in any way related to the Merger; and in the event that any such fees or commissions are owed to such intermediaries or agents, they must be paid in full by ITA prior to this date.

12.1.27	Anti-Corruption Provisions: Neither ITA nor, to the best of its knowledge, its administrators, officers, and executives have violated any law relating to anti-corruption practices, provisions to prevent and detect transactions involving funds of illicit origin or terrorist financing, nor have they violated any related civil or criminal provisions. In this regard, they state that no investigation or proceeding has been initiated against them or the aforementioned individuals by any competent authority, nor have they been charged with violating the aforementioned provisions in Mexico or abroad.

12.1.28	Solvency: ITA (i) is not currently undergoing, nor is it subject to any proceedings for, dissolution, liquidation, or bankruptcy; (ii) has not received any summons or notice regarding any proceedings initiated by any creditor seeking the dissolution, liquidation, or bankruptcy of ITA; nor (iii) has initiated or is about to initiate any proceedings for its dissolution, liquidation, or bankruptcy.

12.1.29	Accounts Receivable: All of ITA’s collection rights, accounts receivable, promissory notes, credits, and advances receivable arose from valid transactions in the ordinary course of ITA’s business; they are valid and enforceable obligations in accordance with the terms established with the respective debtors; and they represent money owed to for services rendered in the ordinary course of ITA’s business.

ITA has no reason to expect that such accounts receivable cannot be collected in the ordinary course of ITA’s business and paid by the debtors.

12.1.30	Compliance with Laws: As of this date, ITA is in compliance with all laws, statutes, regulations, orders, decrees, judgments, official letters, circulars, treaties, rules, regulations, Mexican Official Standards, and any other regulations issued by any government authority that are applicable to the conduct of its business and operations, except for those non-compliances that have not resulted in, or are not reasonably expected to result in, a Material Adverse Effect.

12.1.31	Technical Assistance and Technology Transfer Agreement: (a) The Technical Assistance and Technology Transfer Agreement (the “CAT”) dated December 18, 1998 (as amended from time to time), a copy of which is attached to this Agreement as part of Section 12.1.31 of the Disclosure Document, is a valid and fully effective agreement and constitutes a valid and binding obligation of, and is legally enforceable against or in favor of, as applicable, ITA.

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(b)            The execution of this Agreement and the performance of ITA’s obligations hereunder, as well as the completion of the Merger, do not contravene or result in a violation or breach of any term, condition, or provision of the CAT.

(c)             ITA’s execution and signing of the CAT and its performance of each and every one of its obligations thereunder were duly authorized in accordance with applicable law and its bylaws, as well as by its applicable corporate bodies, and do not violate (i) its bylaws in effect as of the date of execution of this Agreement, or (ii) any law or provision in Mexico, of any nature, that binds or affects it as of the date of execution of the CAT.

(d)            There is no breach or event that, by the passage of time or upon notice or both, could constitute a breach by any party under the CAT.

(e)            The obligations assumed under the CAT are legally valid and enforceable against the parties, in accordance with its terms.

(f)            The representatives of the parties that entered into the CAT had, as of the date of its execution, sufficient authority and power to bind the parties in accordance with the terms of the CAT. There is no revocation, cancellation, or other notified proceeding of any nature to terminate, cancel, modify, revoke, or condition the CAT. ITA has complied with and remains in compliance with each and every obligation assumed under the CAT.

12.1.32	Acknowledgment of Absence of Other Representations and Warranties. ITA acknowledges and agrees that, except for the representations contained in this Clause, neither ITA nor any of its respective affiliates, representatives, or any other person makes any representation or warranty, express or implied, with respect to ITA, nor with respect to any other information provided or made available to the Merging Party or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Party acknowledges and agrees (i) that it is not relying on any representations or warranties made by ITA or its representatives, except for those representations and warranties that are specifically and expressly set forth in this Clause; and (ii) that ITA disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Clause.

12.2	Fundamental Representations and Warranties of the Individual Shareholders: Each of the Individual Shareholders represents, declares, and warrants to the Merging Party that the following information and representations are true and complete as of the date of execution of this Agreement, except where they specify a different date, and acknowledges that this is the Merging Party’s primary reason for entering into this Agreement:

12.2.1	Authority: Has all the sufficient and necessary powers to appear at the execution of this Agreement.

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12.2.2	Shareholding: Each of the Individual Shareholders is the owner and beneficial owner of shares of ITA, that in aggregate represent 50% of the capital stock of ITA, free of any encumbrance or restriction on ownership, and may freely dispose of the shares.

12.2.3	Encumbrances on the Shares: As of the date of execution of this Agreement, there are no encumbrances or restrictions of any kind with respect to the shares it holds. Furthermore, the Individual Shareholders have not entered into any agreement, contract, or arrangement that remains in effect and that prevents or restricts the ownership or transfer of the shares, including, but not limited to, any right of first refusal in favor of any other person or entity or restrictions on equity participation based on the personal status of the direct or indirect purchasers.

12.2.4	No Breach: (a) The execution of this Agreement and the performance by the Individual Shareholders of its obligations hereunder, as well as the completion of the Merger, do not contravene, or result in a violation or breach of: (i) any term or provision of any contract to which any of the Individual Shareholders is a party, which could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, by the passage of time, or both) of any right or obligation of the Individual Shareholders; or (ii) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which any of the Individual Shareholders is a party, nor shall they have the effect of creating or imposing any encumbrance on any of the Individual Shareholders’ assets; and (b) there is no impediment to the execution of this Agreement, and there is no right of first refusal or equivalent right with respect to the shares of ITA that has not been waived as of this date and that could prevent the Merger from taking effect.

12.2.5	Corporate Authorizations: The Individual Shareholders’ participation in this Agreement do not require any corporate authorizations that have not been obtained.

12.2.6	Authorizations: Third-Party Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities and third parties that have been obtained prior to this date, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on the Individual Shareholders and enforceable in accordance with its terms.

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12.2.7	Acknowledgment of Absence of Other Representations and Warranties: The Individual Shareholders agree that, except for the representations contained in this Clause, neither the Individual Shareholders nor their representatives make any representation or warranty, express or implied, with respect to said Individual Shareholders, nor with respect to any other information provided or made available to the Merging Party or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Party acknowledges and agrees (i) that it is not relying on any representations or warranties made by the Individual Shareholders or its representatives, except for those representations and warranties that are specifically and expressly set forth in this Clause; and (ii) that each of the Individual Shareholders disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Clause.

12.3	Kierke’s Fundamental Representations and Warranties: Kierke represents, declares, and warrants to the Merging Party that the following information and representations are true and complete as of the date of execution of this Agreement, except where they specify a different date, and acknowledges that this is the Merging Party’s primary reason for entering into this Agreement:

12.3.1	Existence: Kierke is a corporation incorporated under the laws of Mexico.

12.3.2	Authority: Its authorized representative has all the sufficient and necessary powers to enter into this Agreement, and such powers have not been revoked or limited in any way.

12.3.3	Shareholding: Kierke is the owner and beneficial owner of shares of ITA that represent 50% of the capital stock of ITA, free of any encumbrance or restriction on ownership, and may freely dispose of the shares.

12.3.4	Encumbrances on the Shares: As of the date of execution of this Agreement, there are no encumbrances or restrictions of any kind with respect to the shares it holds. Furthermore, Kierke has not entered into any agreement, contract, or arrangement that remains in effect and that prevents or restricts the ownership or transfer of the shares, including, but not limited to, any right of first refusal in favor of any other person or entity or restrictions on equity participation based on the personal status of the direct or indirect purchasers.

12.3.5	No Breach: (a) The execution of this Agreement and Kierke’s performance of its obligations hereunder, as well as the completion of the Merger, do not contravene, or result in a violation or breach of: (i) any term, condition, or provision of Kierke’s bylaws, organizational documents, and resolutions adopted by its corporate bodies; (ii) any term or provision of any law applicable to ITA or its respective assets and property that could result in a Material Adverse Effect; (iii) any term or provision of any contract to which Kierke is a party, which could result in a Material Adverse Effect, or result in the termination, cancellation, or acceleration (whether upon receipt of notice, by the passage of time, or both) of any right or obligation of Kierke; or (iv) any contract, license, permit, or law restricting the direct or indirect transfer thereof, to which Kierke is a party, nor shall they have the effect of creating or imposing any encumbrance on any of Kierke’s assets; and (b) there is no impediment to the execution of this Agreement, and there is no right of first refusal or equivalent right with respect to Kierke’s shares that has not been waived as of this date and that could prevent the Merger from taking effect.

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12.3.6	Corporate Authorizations: Kierke’s participation in this Agreement has been approved by all necessary corporate bodies, shareholders, and any other non-governmental person or entity required to give its consent to carry out the Merger.

12.3.7	Authorizations: Third-Party Authorizations: Except for those authorizations, consents, waivers, or exemptions from government authorities and third parties that have been obtained prior to this date, no authorization from any person is required for the execution or performance of this Agreement. This Agreement is valid and binding on Kierke and enforceable in accordance with its terms.

12.3.8	Acknowledgment of the Absence of Other Representations and Warranties: Kierke acknowledges and agrees that, except for the representations contained in this Clause, neither Kierke nor its representatives makes any representation or warranty, express or implied, with respect to Kierke, or with respect to any other information provided or made available to the Merging Party or any of its affiliates or representatives in connection with the Merger and the other ancillary agreements.

The Merging Party acknowledges and agrees (i) that it is not relying on any representations or warranties made by Kierke or its representatives, except for those representations and warranties that are specifically and expressly set forth in this Clause; and (ii) that Kierke disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Clause.

SECTION THIRTEEN Deliverables. The Merged Company and its shareholders, as applicable, shall deliver the following to the Merging Company:

I.	Where applicable, the share certificates and/or participation certificates representing the entire capital stock of the Merged Company, free of any encumbrances or restrictions of any kind, and duly canceled.

II.	The minutes books of shareholders’ meetings, board of directors’ meetings, capital changes, and share registry, from the Merged Company’s incorporation to the present date, in the latter case containing the corresponding entry, duly signed and certified by the secretary of the board of directors of the Merged Company and of any subsidiaries, if any, stating that the company merged as the Merged Company and is being dissolved, with the Merging Company.

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III.	All notarized deeds executed by the Merged Company.

IV.	The records and books that must be maintained in accordance with laws, provisions, regulations, and commercial, accounting, and tax principles, including, but not limited to, the journal, general ledger, and the inventory and balance sheet book, as well as working papers for the last 5 (five) years.

V.	The information, documents, invoices, working papers, records, acknowledgments, and tax returns related to the Merged Company’s compliance with its obligations for the past 5 (five) years.

FOURTEENTH. Additional Obligations:

I.	Additional Acts. The Parties to this Agreement shall perform, and cause to be performed and delivered, all additional acts, transfers, instruments, and documents, and undertake to take and cause to be taken all additional measures that are reasonably necessary or convenient to consummate the Merger and give it full effect, validity, and effectiveness, the provisions of this Agreement, and the documents to be delivered pursuant thereto, including, without limitation: (i) the timely preparation, execution, filing, delivery, and compliance with all documents, notices, notifications, applications, declarations, disclosures of information, and other documents, instruments, and updates thereto before the Parties to this Agreement, third parties, and government authorities, in Mexico and abroad; (ii) to take all actions reasonably necessary or appropriate to give effect to the provisions and purposes of this Agreement and its Annexes; (iii) to ensure compliance, at the earliest possible date, with all conditions of their respective obligations to consummate the agreements contemplated in this Agreement and to consummate the Merger (which, for the avoidance of doubt, shall not require the other Parties to waive such conditions); and (iv) take all other actions necessary or appropriate to obtain the required permits and other authorizations, approvals, concessions, waivers, exemptions, and consents from third parties and government authorities in Mexico and abroad. Each Party agrees to notify the other Parties in writing, as soon as possible, of any event or condition that could cause any of that Party’s representations or warranties contained in this Agreement to be untrue or inaccurate in all material respects, as well as of any breach by any of the Parties of its obligations under this Agreement, on the understanding that the delivery of such notice shall not modify the representations and warranties or the liability or obligations contained in this Agreement, nor shall it be deemed a waiver by the Parties of any indemnification or remedy to which they may be entitled under this Agreement or applicable law.

II.	Tax Matters. Without limiting the generality of paragraph I above, upon request by the Merging Company, the shareholders of the Merged Company shall provide the Merging Company with such information, records, and documents related to taxes or to the Merged Company’s potential tax liability as the Merging Company may reasonably request for tax periods not subject to the statute of limitations or portions thereof that end on or before this date. The shareholders of the Merged Company shall retain such information, records, and documents until ninety (90) days following the expiration of the applicable statute of limitations.

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The parties agree that the Merging Company shall not, nor shall it permit its subsidiaries, without the prior written consent of the shareholders of the Merged Company, (i) amend any tax return of the Merged Company or of any entity that is directly or indirectly wholly or partially owned by the Merged Company for the tax year or any portion thereof ending on or prior to this date, (ii) enter into any voluntary disclosure agreement, or initiate any discussions or audits with any tax authority regarding the taxes of the Merged Company or a subsidiary for any tax period or portion thereof ending on or prior to this date, (iii) file any tax return of the Merging Entity or a subsidiary in any jurisdiction if the Merging Entity or subsidiary did not file a comparable tax return including similar tax items in such jurisdictions for the immediately preceding tax period, or (iv) take or refrain from taking any other action, in each case, if any of the foregoing situations could give rise to any liability of the Merging Entity or subsidiary for periods ending on or prior to this date, or could result in the direct or indirect shareholders of the Merging Entity being liable for any amount to any tax authority or under this Agreement.

The parties agree that the filing of the final tax returns for the Merged Entity shall be the responsibility of the parties, and the shareholders of the Merged Entity shall participate in their preparation, content, and filing with the competent tax authorities, on the understanding that the shareholders of the relevant Merged Entity shall allow the Merging Entity to prepare or review and provide reasonable comments on such returns prior to their filing, provided that such comments are submitted in a timely manner and do not interfere with the applicable statutory deadlines. Notwithstanding the foregoing, the shareholders of the Merged Company shall have the final say regarding the content of such returns, unless changes are necessary to comply with applicable tax laws or to avoid material contingencies.

III.	Transition. The Parties agree that ITA’s employees and collaborators will continue to perform their functions during a transition period to be agreed by ITA’s shareholders and ASUR, which may not be less than six months from the date on which the Merger becomes effective between the parties, and the Parties shall cooperate in good faith and use their reasonable best efforts to implement an orderly transition of the provision of services that, as of the date of this Agreement, ITA provides to ASUR’s subsidiaries. Notwithstanding the foregoing, the shareholders of the Merged Company shall be exclusively responsible for any labor liabilities accrued in favor of such employees and collaborators through the termination date of the transition period referred to in this section. The Parties shall determine the most efficient manner to implement this agreement.

IV.	Bancomext Trust. Prior to or, at the latest, on the date of execution of this Agreement, the parties shall initiate the necessary and/or convenient processes for the termination and extinction of the trust established with Banco Nacional de Comercio Exterior, S.N.C. on December 18, 1998, and the delivery to the Surviving Company of the certificates representing the Series “BB” shares held by such trust. The Parties shall use their best efforts and cooperate in good faith to complete the termination of the aforementioned trust as promptly and efficiently as possible.

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FIFTEENTH. Indemnification:

15.1	Obligation to Indemnify:

(a)	Each of the Individual Shareholders agrees, during the periods set forth in this Agreement and subject to the limits and other provisions contained in this Clause, to hold harmless and indemnify the Merging Company, as well as its respective directors, officers, employees, and agents (the “Indemnified Persons of the Merging Company”), from and against any loss incurred by such persons arising out of or resulting from (without duplication) any breach of the obligations assumed under this Agreement for which it is responsible, and any breach or lack of truth or accuracy in the representations contained in subsections 12.1 and 12.2 and all their sub-subsections of Clause Twelve, as amended or limited, if applicable, by the provisions of the Disclosure Document of this Agreement, during the periods set forth herein and in accordance with the limits and other provisions contained in this Agreement.

(b)	Kierke undertakes, during the periods provided for in this Agreement and in accordance with the limits and other provisions contained in this Clause, to hold harmless and indemnify the Merging Party as well as the Merging Party’s Indemnified Persons from and against any loss incurred by such persons arising out of or resulting from (without duplication) any breach of the obligations assumed under this Agreement for which it is responsible, and any breach or lack of truthfulness or accuracy in the representations contained in subsections 12.1 and 12.3 and all their sub-subsections of Clause Twelve, as amended or limited, if applicable, by the provisions of the Disclosure Document attached to this Agreement, during the periods set forth herein and in accordance with the limits and other provisions contained in this Agreement.

(c)	For the purposes of this Fifteenth Clause, any term relating to materiality, “Material Adverse Effect,” or any derivative thereof, except (A) with respect to the representations set forth in Clause 12.1.11(“Absence of Certain Changes, Events, or Conditions”), and (B) the word “Material” in the defined term “Material Contract”), shall be disregarded for the purposes of calculating the amount of losses with respect to the breach in question.

15.2	Time Period for Indemnification Obligations: The indemnification obligations of the Parties under this Clause shall be in effect only during the following periods:

(a)	The Fundamental representations and warranties of the Individual Shareholders and Kierke, respectively and as applicable, contained in subsections 12.2 and 12.3 of Clause Twelve shall remain in effect and survive for a period equivalent to the effective statute of limitations applicable to the obligation or matter to which such representations refer, in accordance with applicable law; and

(b)	All other representations and warranties contained in Clause Twelve, as well as any breach of the obligations assumed under this Agreement that do not relate to such representations and warranties contained in Clause Twelve, shall remain in effect and survive for a period of 24 (twenty-four) months from this date.

15.3	Limits on Liability: Subject to the provisions of this Agreement, each Party’s obligation to indemnify under this Clause shall be subject to the following:

(a)	The Indemnified Persons of the Merging Company shall only be entitled to indemnification under this Clause for damages whose individual value (including multiple claims arising from substantially the same facts, events, and circumstances) exceeds the equivalent in Mexican pesos of [USD$250,000.00 (two hundred fifty thousand dollars 00/100)] in the legal tender of the United States of America (the “Minimum Indemnification Amount”), in which case the indemnifying party shall be liable to indemnify only for those damages in excess of the Minimum Indemnification Amount.

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(b)	Each of the Indemnified Persons of the Merging Company, on the other hand, shall only be entitled to receive the indemnification provided for under this Clause when the aggregate amount of all damages (each of which exceeds the Minimum Indemnification Amount) exceeds the equivalent in Mexican pesos of USD$2,000,000.00 (two million dollars 00/100) legal tender of the United States of America (the “Deductible”). The foregoing is on the understanding that the Deductible will be calculated by taking into account all indemnification claims made by the Indemnified Persons of the Merging Company. Once the Deductible has been exhausted, indemnification shall be provided only for the amount of actual damages incurred that exceeds the Deductible and up to the Maximum Indemnification Amount applicable to each party as set forth in subsection (c) below.

(c)	Subject to the provisions of subsection (b) above, the Individual Shareholders and Kierke, jointly, shall be liable for damages, on an aggregate basis, up to a maximum aggregate amount equivalent to USD$30,000,000.00 (Thirty million dollars 00/100] in the legal tender of the United States of America (the “Maximum Indemnification Amount”). The foregoing is on the understanding that the Individual Shareholders and Kierke shall each be liable individually and exclusively in accordance with the amounts applicable to them taking into account, for the calculation of their liability, their shareholdings in the Merged Entity, as indicated in Annex “2” to this Agreement.

(d)	The indemnifying party shall have no obligation to indemnify the other party (i) for the amount of the claim arising under this Clause, with respect to which the indemnified party has actually received payment from an insurer or any other person in connection with such claim pursuant to any indemnity or indemnification agreement with any third party or any insurance policy (it being understood that the claim shall remain in effect with respect to any unpaid excess), (ii) if the damages actually incurred are caused by situations, events, acts, omissions, or circumstances occurring after this date, provided that they are not the result of any falsehood, inaccuracy, or omission in the representations made by the indemnifying party or with respect to which it has undertaken to indemnify, or due to a breach of its obligations or with respect to which it has undertaken to indemnify pursuant to this Agreement, nor have they been caused directly or indirectly by the indemnifying party; (iii) if the damages actually incurred result from an act or omission by the indemnified party, or result from the adoption of a position in a tax return of the Merged Entity filed after the date of the Merger that is inconsistent with the position adopted in a tax return filed on or prior to the date of the Merger; (iv) if the claim under this Clause is not notified within the time period described in this Agreement; or (v) for amounts arising from any tax contingency that has been expressly disclosed in the financial statements of the relevant party.

(e)	If an indemnifying party has paid a valid claim under this Clause and the indemnified party subsequently receives payment of any amount from any third party for the event that was the subject of such claim, whether through insurance or for any other reason, the indemnified party in question shall reimburse such amount to the indemnifying party.

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(f)	Notwithstanding any provision to the contrary in this Agreement, both the Individual Shareholders and Kierke agree to indemnify the Merging Company for any damages or losses suffered by the Merging Company arising from, or related to, the exercise of audit powers by the Mexican tax authorities, and/or tax claims initiated against, and/or assessed against, ITA, beginning with the fiscal year ending December 31, 2020, and continuing through the date of cancellation of said entity’s Federal Taxpayer Registry.

(g)	Exclusive Remedy; Exceptions. (a) Subject to the provisions below, the Parties acknowledge and agree that this Clause shall be the sole and exclusive remedy of any party entitled to indemnification under this Agreement (“Indemnified Party”) with respect to any claim for losses for which indemnification is provided hereunder; and (b) Notwithstanding any provision to the contrary in this Agreement, nothing herein shall limit the rights or remedies of any person under this Agreement with respect to fraud.

(h)	Tax Benefits. The amount of losses that an indemnifying party is or may be obligated to pay to any indemnified party pursuant to this Clause 15 shall be reduced by any tax benefits obtained by such indemnified party or its affiliates as a result of such losses. If an indemnified party has received the payment required under clause 15 of this Agreement from the indemnifying party in connection with any loss and subsequently obtains (or any of its affiliates subsequently obtains) any tax benefit in connection with such losses, such indemnified party shall promptly reimburse, or cause to be reimbursed, to the indemnifying party an amount equal to the amount of such tax benefit actually realized. For the purposes of this paragraph, an indemnified party shall be deemed to have realized a tax benefit with respect to a loss in a tax year if, and to the extent that, (A) the indemnified party or any of its subsidiaries receives a tax refund or credit for taxes paid that would not have been received but for the tax losses or deductions attributable to such loss (treating such tax losses or deductions as the last item claimed for any tax period), or (B) the aggregate tax liability of the indemnified party or any of its subsidiaries for such tax year, calculated excluding the relevant tax losses or deductions attributable to such loss, exceeds the actual tax liability of the indemnified party or any of its subsidiaries for such tax year, calculated taking into account the relevant tax losses or deductions attributable to such loss (treating such tax losses or deductions as the last item claimed for any tax year).

(i)	To the fullest extent permitted by applicable law, any payment made pursuant to this Section 15 shall be treated by the parties, for all tax purposes, as an adjustment to the consideration for the Merger.

15.4	Filing of Claims:

(a) Any claim must be filed within the respective time limit specified in this Agreement and must describe the grounds on which it is filed in accordance with the following procedure.

(a)	Claim Procedures. (a) All claims for indemnification must be made in accordance with the procedures set forth in this Clause.

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(b)	Each Party shall, on its own behalf or on behalf of any other Person entitled to file a claim for indemnification (a “Claim”) pursuant to this clause, notify the other Party in writing of such Claim (a “Claim Notice”), which must include a reasonably detailed description of: (i) the basis and nature of such Claim, including the facts supporting it; and (ii) the estimated amount of damages actually incurred by the Indemnified Parties in connection with such Claim; provided, however, that such Notice of Claim need only specify the information known to the claiming party as of the date of such notice, and shall not limit or prejudice the rights or remedies of any Indemnified Party of the Indemnifying Party due to limitations in the information included, including those made in good faith to preserve attorney-client privilege, professional secrecy, or any other privilege. Any Notice of Claim shall be delivered by the Indemnified Party to the other Party: (A) in the case of a Claim related to a Legal Proceeding initiated by a third party (other than the Indemnified Party or its Indemnifying Parties) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly, but no later than 3 (three) business days after receiving notice of such action; and (B) in the case of a Claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party determines that it intends to seek indemnification for such Direct Claim; provided, however, that failure to provide such timely notice shall not relieve the other Party of its indemnification obligations hereunder, except to the extent that such failure materially and adversely prejudices the other Party. The Parties shall cooperate in good faith to resolve any Direct Claim for a period of ninety (90) days prior to initiating any Legal Proceedings related to such Claim.

(c)	With respect to any Third-Party Claim, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days following receipt of the Claim Notice, to assume control of the defense of such Third-Party Claim at its own expense, using counsel of its choice that is reasonably acceptable to the Indemnified Party, and the Indemnified Party or the relevant Beneficiary shall cooperate in good faith in such defense; provided, however, that the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim that: (i) seeks injunctive relief or other equitable relief, or involves criminal charges against the Indemnified Party; or (ii) seeks monetary damages whose amount (taking into account all Third-Party Claims) reasonably exceeds any liability limit of the Indemnifying Party under this Agreement. The Party not controlling such defense shall have the right, at its own expense, to participate in the defense with counsel of its choice; provided, however, that if the Indemnifying Party controls such defense and, in the reasonable opinion of the Indemnified Party’s counsel: (A) there are legal defenses available to the Indemnified Party that are distinct from or in addition to those of the Indemnifying Party; or (B) there is a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be responsible for the reasonable fees and expenses of independent counsel (including retainer fees) for the Indemnified Party in each jurisdiction where the Indemnified Party reasonably determines that legal representation is required. If the Indemnifying Party fails to assume control of the defense (including by failing to promptly notify the Indemnity Recipient in writing in accordance with this Clause), or fails to conduct it diligently, the Indemnity Recipient may assume control of the defense with counsel of its choice, and the Indemnifying Party shall be responsible for the Indemnification Beneficiary’s legal fees and expenses (including advances) in each jurisdiction where representation is required. Both the Indemnified Party and the Indemnifying Party shall cooperate reasonably in the defense of any Third-Party Claim, including the preservation and production of relevant records and information, and the availability of employees to provide additional information. The Party controlling the defense shall keep the other Party reasonably informed of the status of the Legal Proceedings and consider in good faith any recommendations made by the other Party.

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(d)	Notwithstanding any provision to the contrary in this Agreement: (i) the Indemnifying Party may not agree to any settlement of a Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably reserved, conditioned, or delayed, unless such settlement: (A) includes a full and unconditional release of all Indemnity Beneficiaries from the Indemnity Recipient with respect to any related Liability or obligation; (B) does not impose any Liability or obligation (including equitable remedies) on the Indemnified Party’s Indemnity Beneficiaries; and (C) does not imply an admission of fault or misconduct on the part of any Indemnity Beneficiary. (ii) The Indemnified Party may not settle any Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably reserved, conditioned, or delayed.

15.5	Method of Payment: (a) Indemnification payments to be made by the parties under this Clause must be made no later than 15 (fifteen) business days following the date on which the corresponding indemnification proceeding is concluded.

(b)            All payments required under this Clause must be made in cash and in funds immediately available.

(c)            All payments required under this Clause shall be made by electronic transfer of immediately available funds to the bank account designated by the relevant party at least 2 (two) business days prior to the applicable payment date.

15.6	Indemnification in the Event of Eviction: In addition to the other remedies provided for in this Agreement, the Shareholders of the Merged Company expressly undertake to the Merging Company to indemnify it in the event of eviction with respect to the shares of the Merged Company of which they were shareholders and with respect to the shares of the Merging Company held by the Merged Company as of the date of the Merger, on the understanding that, should any dispute arise regarding the rights the Merging Company acquires by virtue of this Agreement with respect to the shares, due to a claim for indemnification in the event of eviction, the Merging Company shall notify the Merged Company whose shares are the subject of the dispute of such dispute, and each of said shareholders of the Merged Company, respectively, undertakes to indemnify the Merging Company with respect to any claim or judgment for eviction, notwithstanding the other remedies and obligations provided for in this Agreement.

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CHAPTER THREE

MISCELLANEOUS

SIXTEEN. Invalidity of Terms and Waivers: If any term or provision of this Agreement is found to be invalid, unlawful, or unenforceable, all other terms and provisions of this Agreement shall remain in full force and effect.

Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be deemed valid and sufficiently authorized for the purposes of this Agreement if, with respect to any party, it is authorized in writing by such party. The failure of any party hereto to enforce any provision of this Agreement at any time shall not be deemed a waiver of such provision, nor shall it in any way affect the validity of this Agreement or any part thereof, or the right of any party to enforce this Agreement in the future; nor shall such failure be deemed a waiver of any other or subsequent breach.

SEVENTEENTH. Amendments: This Agreement may not be amended except by a written agreement signed by the parties to this Agreement.

EIGHTEENTH. Notices: All notices and communications required to be sent or delivered to the parties to this Agreement, in accordance with this Agreement, shall be in writing and delivered to the parties with acknowledgment of receipt, at the addresses indicated on their respective signature pages or at any other address that such party may specify in writing by prior notice sent to the other parties to this Agreement.

Notice of Certain Matters. Each party shall immediately notify the other parties of: (a) any notice or other communication from any government authority regarding the Merger; (b) any notice from any person claiming that its consent is or may be required in connection with the Merger; or (c) any legal proceeding commenced or threatened against any of the parties in connection with the Merger.

Public Announcements. Except as expressly provided for or as necessary to implement the provisions of this Agreement, none of the parties (nor any of their respective affiliates) shall issue any press release or make any public statements or disclosures regarding the Merger contemplated by this Agreement without the prior reasonable consent of the other party, , to the extent that such disclosure is required by applicable law or by the rules of any stock exchange.

NINETEENTH. Confidentiality. From the date of execution of this Agreement and for a period of five years following such date, each party shall, and shall cause its affiliates and representatives to, keep confidential all non-public information belonging to the other party; provided, however, that neither party shall be liable under this provision for any disclosure to the extent that such disclosure is determined by the party required to make the disclosure (upon the advice of its attorneys) to be required by any applicable law or order, including the applicable rules of any stock exchange. Notwithstanding the foregoing, such non-public information shall not include information that: (A) is available or becomes public after the date of execution, unless as a result of a disclosure by the party seeking to rely on this exception in breach of this Clause; or (B) is available from a source other than the party seeking to rely on this exception or its affiliates or representatives, provided that such source is not known to such party to be subject to a confidentiality agreement or to a contractual, legal, or fiduciary obligation of confidentiality with respect to such information.

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TWENTIETH. In performing the obligations set forth in this Agreement, the Parties, their officers, representatives, employees, and any other third parties contracted or subcontracted by the Parties, shall comply with the laws and regulations of any applicable jurisdiction regarding corruption and fraud, such that at no time shall they participate in or assist in the commission of any conduct punishable under such laws.

In particular, the Parties guarantee that they will not receive or offer, either directly or indirectly, any unjustified or improper benefit or advantage of any kind, nor any gift or remuneration of any kind to a public authority or official or to a third party in the private sector who is connected to any business opportunity covered by this Agreement, and should either Party receive any request for an improper payment, it shall immediately notify the other Party. Failure to comply with the provisions of this clause shall result in the contracting authority or competent analogous body reporting the facts to the competent authorities. If the nature of the facts constitutes a criminal offense, the contracting authority or the competent analogous body shall take the appropriate measures to refer such conduct to the courts for due investigation.

TWENTY-FIRST. Entire Agreement, Jurisdiction, and Governing Law: This Agreement constitutes the entire agreement between the parties and reflects the intent of the shareholders of the Merged Company, the Merged Company, and the Merging Company. This Agreement shall be governed by the applicable laws of Mexico. In any matter not expressly provided for herein, this Agreement shall be governed by the provisions of the General Law of Commercial Companies and, on a supplementary basis, by the provisions of the Commercial Code and the Federal Civil Code. For all matters relating to the interpretation, compliance, and enforcement of this Agreement, the Parties expressly submit to the jurisdiction and authority of the competent federal courts of Mexico City, expressly waiving any other jurisdiction to which they might be entitled by reason of their present or future domiciles or for any other cause.

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TWENTY-SECOND. Copies and Annexes: This Agreement may be executed in one or more copies, which together shall constitute one and the same instrument. The Annexes form an integral part of this Agreement as if they were included herein, and this Agreement shall be interpreted taking into account the content of said Annexes.

For the purposes of the Merger Agreement: (i) “governmental authority” means any court, governmental authority, tribunal, commission, or regulatory body or foreign, federal, state, provincial, local, or other stock exchange, or any political or other subdivision, department, agency, or branch of any of the foregoing; (ii) “Law” means any national, federal, state, or local law, constitution, treaty, convention, statute, ordinance, code, rule, regulation, or common law, or other similar requirement enacted, adopted, or enforced by any Governmental Body, each as amended and currently in force; (iii) “Order” means any judgment, order, mandate, decision, determination, award, resolution, ruling, stipulation, restriction, assessment, or decree of, or issued by, with, or under the supervision of, any Governmental Body; and (iv) “Material Adverse Effect” means, as applicable, any state of affairs, change, event, circumstance, result, or occurrence that, individually or collectively, has, or is expected to have, a significant adverse impact or effect: on its financial condition or otherwise, on its assets and property taken as a whole, or on its results of operations; or on its legal or factual ability to enter into and perfect this Agreement and to perform its obligations hereunder.

Having been informed of the legal validity and scope of this Agreement, the parties hereby sign it in Mexico City on [•] [•], 2026.

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Annex “1”

Balance sheets of the Merging Company and the Merged Company as of December 31, 2025.

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Annex “2”

Merger ratios, values and adjustments

Redacted as is constitutes confidential information containing personal data and sensitive personal data of individuals, in accordance with the Federal Law on Protection of Personal Data Held by Private Parties (“Ley Federal de Protección de Datos Personales en Posesión de los Particulares”).

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Annex “3”

Disclosure Document

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Annex 2.         Draft Resolutions.

The following are the main proposed resolutions to be submitted to the Extraordinary General Shareholders’ Meeting regarding the proposal described in this Information Statement. In any case, the resolutions of the Meeting shall be those resulting from said meeting, in accordance with the minutes to be drawn up by the Secretary:

“…It is hereby approved the amendment to the bylaws, as set forth in the draft attached as an annex 1.A to the minutes to be drawn up for this meeting.”

“…It is hereby approved (i) the Company’s balance sheet as of December 31, 2025, and shall be used as a reference for carrying out the merger referred to in these resolutions. The figures in said balance sheet shall be updated and adjusted to the amounts actually obtained on the date the merger takes effect. The Company’s balance sheet as of December 31, 2025, is attached as annex 2 to the minutes of this meeting; and (ii) that the merger shall use as a reference the balance sheets of the Company and the merged company as of December 31, 2025.”

“…Pursuant to Articles 182, Section VII, 222, 223 and 225 of the General Law of Commercial Companies and other applicable provisions, the merger, of Grupo Aeroportuario del Sureste, S.A.B. de C.V., as the surviving merging company (the “Merging Company”), and Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., as the merged company that shall cease to exist (the “Merged Company”), is hereby approved (the “Merger”), and that the Merger be carried out based on and in accordance with the terms of these resolutions and the agreement that was made available to the shareholders and is attached as an exhibit to the minutes of this shareholders’ meeting (the “Merger Agreement”), as the same may be amended, if applicable.”

“…In light of the approval of the Merger, the amendment to the bylaws is hereby approved in substantially the terms of the draft attached as Annex 1.B to the minutes to be drawn up for this meeting, and as appropriate pursuant to the bylaws, as determined by the Secretary and/or the attorneys-in-fact of the Company.”

“…As a consequence of, and/or in connection with, the Merger approved by this Shareholders’ Meeting, it is approved and/or ratified that:

 i. The Company, through its officers and/or authorized representatives, negotiate and enter into, amend, implement, grant waivers, and/or, if applicable, terminate a merger agreement with the Merged Company, in accordance with the substantive terms of Merger Agreement. It is hereby approved, and the Company’s officers and agents are broadly and expressly authorized, in exercise of the powers previously granted to them in any manner, to make such amendments and adjustments to the Merger Agreement, either prior to or after its execution, as they deem necessary and/or appropriate for the Company, including, without limitation, its effective date, the terms of the Merger, the number and series of shares to be issued, the delivery of the shares, the obligations to act and not to act, the granting of waivers and extensions, and its termination, therefore extensive powers are delegated to the Company’s Board of Directors to, notwithstanding any resolution to the contrary by this Meeting and without the need for further authorization from the same, define and modify the terms of the Merger, including, without limitation, the number and series of shares to be issued by the Company, the amount of the capital increase, the effective date of the Merger, the entities to be merged, the structure of the Merger, its effective date, the terms of the Merger Agreement, the delivery of shares, and the obligations and prohibitions of the Merging Company, the Merged Company, and other parties involved; to grant extensions and waivers; and to determine not to effect the Merger or not to consummate it. For the purposes of the foregoing, the Board of Directors is expressly delegated the authority to increase the Company’s capital stock and to determine the terms of the subscription of shares, including the exclusion of the right of first refusal with respect to the issuances of shares that are the subject of this delegation, pursuant to Article 55 Bis of the Securities Market Law. In the event that the Board of Directors authorizes an increase in the fixed portion of the capital, the bylaws shall be deemed amended to reflect the number and amount of the shares issued, and the capital increase shall take effect immediately, without prejudice to the subsequent formalization of the amendment to the bylaws.

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 ii. The Merging Company shall assume, on a universal basis, all assets, property, and rights of the Merged Company, as well as all obligations and liabilities of any nature of the latter, with the Merging Company subrogating itself to all rights and obligations of the Merged Company whether commercial, civil, tax-related, or of any other nature without exception, and that it shall be substituted in all guarantees granted and in all obligations assumed by the Merged Entity arising from licenses, permits, contracts, concessions, and any other act in which they have been involved.

 iii. The Merged Company shall grant the Company standing to sue, for the purpose of appearing before any court to file lawsuits and, where appropriate, to continue pursuing all types of legal actions filed by the Merged Company, as well as to intervene in all lawsuits, appeals, or proceedings in which, for any reason, it has any interest. It is also approved that the Merged Company grant the Merging Company standing to be a defendant, for the purpose of appearing and, where appropriate, continuing to assert all types of defenses and exceptions raised in court by the Merged Company, and to respond to the claims filed against the Merged Company, as well as to intervene in all lawsuits, appeals, or proceedings in which it has any interest for any reason.

iv. (a) the Merging Company shall receive all the assets and liabilities of the Merged Company and assumes all the rights and obligations of the Merged Company, at book value, which, as appropriate, will be restated and/or adjusted to the amounts actually reflected on the date the Merger between the parties takes effect. The liabilities recorded in the books and financial statements of the Merging Company and the Merged Company, with respect to which the Merging Company or the Merged Company, as the case may be, is a creditor or debtor, shall be extinguished by the merger of rights and obligations into the Merging Company; and (b) the Merged Company and the Surviving Company agree to pay all debts to creditors which have not consented to the Merger, pursuant to Article 225 of the General Law of Commercial Companies. The system for the extinguishment of liabilities is hereby approved, whereby the Merging Company shall assume all obligations and claims of any nature or character whether principal, derivative, or accessory that constitute the liabilities of the Merged Company at the time the Merger takes full effect. All such liabilities shall be extinguished through their unconditional, timely, and prompt fulfillment by the Merging Company on the payment dates established in the legal instruments that gave rise to them or as required by law. The provisions of this paragraph shall include the system for extinguishing the liabilities of the Merged Company in accordance with the provisions of Article 223 of the General Law of Commercial Companies.”

 v. The Merger shall take effect between the parties on the date agreed upon in the Merger Agreement. Additionally, it shall take full effect with respect to third parties on the date of registration of the merger agreements in the corresponding Public Registry of Commerce, given that, as a result of the merger, the Merged Company and the Merging Company agree to pay all debts for which creditors have not given their consent to the merger in question and so require, in accordance with the provisions of Article 225 of the General Law of Commercial Companies.”

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 vi. The Company file the corresponding tax returns, settle any taxes that may be outstanding on the part of the Merged Company, and comply, within the legal timeframes, with any other tax obligations inherent to the Merged Company.”

 vii. Increase the Company’s capital stock by $781,937,795.95 pesos (seven hundred eighty-one million nine hundred thirty-seven thousand seven hundred ninety-five Pesos, Mexican currency, 95/100), and issue 30,201,236 (thirty million two hundred one thousand two hundred thirty-six) new shares representing the capital stock, in its fixed portion; and cancel 22,950,000 shares representing the authorized capital of the Company, in its fixed portion, received by virtue of the Merger. Consequently, upon the merger taking effect, considering the cancellation of shares, the Company’s authorized capital stock, in its fixed portion, will amount to a total of $7,955,017,280.76 pesos (seven billion nine hundred fifty-five million seventeen thousand two hundred eighty Pesos, Mexican currency, 76/100), represented by 307,251,236 (three hundred seven million two hundred fifty-one thousand two hundred thirty-six) common, registered shares with no par value. The capital increase and cancellation of shares may be modified or adjusted in accordance with the terms of the Merger Agreement and/or as determined by the Board of Directors.

 viii. Subject to any adjustments arising from the Merger Agreement and/or resolutions of the Board of Directors, the amendment to the first paragraph of Article Six of the Company’s Bylaws is hereby approved to read as follows:

ARTICLE SIX. Capital stock. The capital stock shall be variable. The minimum fixed portion of the capital stock is $7,955,017,280.76 pesos (seven billion nine hundred fifty-five million seventeen thousand two hundred eighty pesos, Mexican currency, 76/100), represented by 307,251,236 (three hundred seven million two hundred fifty-one thousand two hundred thirty-six) ordinary, registered, Class I shares with no par value, fully subscribed and paid. The variable portion of the capital stock, if any, shall be represented by ordinary, registered, Class II shares with no par value and shall have such other characteristics as determined by the Shareholders’ Meeting that approves their issuance. Both classes of shares shall have the characteristics determined by the Shareholders’ Meeting that approves their issuance. Both classes of shares shall be divided into two series as follows:

1.	Series “B” shares, which shall be freely subscribable and may be acquired by any person, including, without limitation, individuals, companies or entities that are defined as foreign investors pursuant to Article 2 of the Foreign Investment Law. Series “B” shares shall not be convertible into Series “BB” shares, except with the approval of an Extraordinary General Shareholders’ Meeting and the favorable vote of the majority of the Series “BB” shares; and

2.	Series “BB” shares, which shall be freely subscribable and may be acquired by any person, including, without limitation, individuals, companies or entities that are defined as foreign investors pursuant to Article 2 of the Foreign Investment Law. Series “BB” shares shall be subject to the following rules:

a. The holders of Series “BB” shares shall have the right to appoint 2 (two) members of the Company’s Board of Directors and their alternates by the vote of the majority of the shares representing such series, who shall have the rights and powers set forth in these bylaws;

b. In the event that the Series “BB” shares represent less than 7.65% (seven point sixty-five percent) of the Company’s capital stock, such shares shall be mandatorily converted into Series “B” shares.

        c. Series “BB” shares shall be convertible at any time into Series “B” shares.

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The Company may issue unsubscribed shares of any class comprising the capital stock, which shall be held in the Company’s treasury and delivered as they are subscribed. The Company may issue unsubscribed shares on the terms and conditions and for the purposes determined by the Shareholders’ Meeting and/or the Board of Directors that resolves upon their issuance, including, without limitation, pursuant to Article 53 and other applicable provisions of the Securities Market Law. Class “II” shares held in Treasury with respect to which the Company grants options for their subscription and payment shall be mandatorily converted into Class “I” shares upon the exercise of such options by the holder or holders thereof and payment of the corresponding shares and, consequently, the Company’s minimum fixed capital stock shall automatically increase, and the Board of Directors, within 30 (thirty) days following the exercise of such options over Class “II” shares granted by the Company, shall call an Extraordinary General Shareholders’ Meeting at which the amendment to this Article Six shall be approved in order to reflect the amount of the Company’s minimum fixed capital stock after such increase.

The Company may issue different series of shares, which may or may not be ordinary shares, and which shall have the characteristics and be designated with the series name determined by the Shareholders’ Meeting and/or the Board of Directors that approves their issuance, including, without limitation, shares that do not confer voting rights or whose voting rights are restricted to certain matters, shares that grant non-economic corporate rights other than voting rights or exclusively voting rights, and shares that confer veto rights or require the favorable vote of one or more shareholders with respect to resolutions of the General Shareholders’ Meeting.

All ordinary shares shall confer, within their respective series, equal rights and obligations upon their holders. The certificates and titles representing the shares shall contain all requirements set forth in Article 125 of the General Law of Commercial Companies; may represent one or more shares; shall be signed by one member of the Board of Directors appointed by the holders of Series “B” shares and by one member appointed by the holders of Series “BB” shares; and shall contain a transcription of this Article, as well as Articles Ten, Eleven, Twelve, Thirteen and Fourteen of these bylaws.

In the case of shares deposited with a securities depository institution, the Company may deliver to such institution multiple certificates or a single certificate representing part or all of the shares subject to the issuance and deposit, which shall be issued in favor of such securities depository institution and may or may not contain attached coupons. The Company shall issue the corresponding definitive certificates within a period not exceeding 180 (one hundred eighty) calendar days from the date on which the relevant issuance or exchange was approved.

The share certificates may be issued in printed form, through electronic or optical means, or through any other technology by means of an information system, pursuant to Article 89 of the Code of Commerce. Share certificates issued through electronic or optical means or through any other technology shall be deemed data messages under the Code of Commerce, and the legal effects, validity or enforceability of the rights set forth in such certificates shall not be denied solely because they are contained in a data message. The signature requirement for certificates shall be deemed satisfied for share certificates issued through electronic or optical means or through any other technology, provided that it is attributable to the corresponding person, in accordance with the Code of Commerce. The signature requirement under these bylaws may be satisfied in any manner, form and/or method established and/or permitted by applicable law, in each case.”

The text of Article 6 of the Company’s Bylaws may be amended on the effective date of the Merger to reflect the adjustments arising from the Merger Agreement and/or the resolutions of the Board of Directors, without the need for a subsequent resolution by this meeting.

 ix. The direct or indirect shareholders of the Merged Company shall receive, in exchange for each share they held in the Merged Company’s capital stock prior to the Merger, shares representing the capital stock of the Merging Company;

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 x. The Merging Company’s current fiscal and financial year shall end on December 31, 2026, while the Merged Company’s current fiscal and financial year shall end early on the date the merger takes effect, in accordance with the applicable legal provisions;

 xi. The composition of the Merging Company’s corporate and supervisory bodies shall remain unchanged as a result of the Merger, while the corporate and supervisory bodies of the Merged Company shall be dissolved. It is hereby approved that the powers of attorney granted by the Merged Company prior to the effective date of the Merger be revoked and that the powers of attorney granted by the Merging Company prior to the effective date of the Merger shall remain in effect under their original terms without any modification;

 xii. To enter into, amend, and/or terminate agreements that are complementary and ancillary to the Merger, including, without limitation and without this implying an obligation to enter into them, agreements to implement an orderly transition, and the officers and attorneys-in-fact of the Company are hereby broadly authorized, within the scope of the powers previously granted to them, to take any actions necessary or convenient in connection with the foregoing; and

 xiii. The publication and filing of the notices and the making, updating and/or termination of any registrations that may be required pursuant to applicable legal provisions. The attorneys-in-fact, officers and/or delegates of the Company are hereby authorized and instructed, within the scope of the powers previously granted to them in any manner, to carry out all acts that may be necessary or convenient to implement the resolutions of this Shareholders Meeting. The Secretary of the Company’s Board of Directors is hereby instructed and authorized to (i) cancel the certificates representing the Company’s outstanding shares and issue new certificates; (ii) make all corresponding entries in the Company’s corporate books and records; (iii) proceed with the delivery of the certificates for the Company’s new shares and the receipt of the certificates for the Merged Company’s shares in accordance with the Merger Agreement; and (iv) carry out the necessary notifications, notices, and publications in accordance with applicable law.”

“…The Company is hereby authorized and instructed to indemnify and hold harmless each of its directors, other officers, employees, advisors, or agents, as well as the delegates designated by these resolutions, from any claim or liability they may incur before any person or authority as a result of the compliance with and execution of the agreements made under the terms of these resolutions. The Company expressly undertakes to assume unlimited liability toward such persons for any claim or liability they may incur for any reason and, if applicable, the Company shall reimburse each of them for any and all amounts they may have incurred for such reason, including attorneys’ fees and other expenses. Each and every action taken prior to the date of these resolutions in connection with the agreements set forth in the preceding resolutions by the Company’s executives, members of its corporate bodies, advisors, delegates, and agents appointed in accordance with the preceding resolutions is hereby expressly ratified.”

…

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Annex 3.         ADS Voting Procedures

This annex (the “Annex”) describes the procedures applicable to the exercise of voting rights by holders of American Depositary Shares (“ADS”) representing Series B shares of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”), pursuant to the deposit agreement (the “Deposit Agreement”) dated September 28, 2000, entered into between ASUR and The Bank of New York Mellon (the “Depositary”).

This Annex is provided for informational and guidance purposes only. In the event of any discrepancy, the terms of the Deposit Agreement shall prevail; therefore, ADS holders are advised to review the information directly with their advisors.

1.	Notice of the Shareholders’ Meeting and Distribution of Materials

-	The Depositary, at ASUR’s request, will send ADS holders the notice of the shareholders’ meeting, along with the relevant materials and voting instruction forms.

-	The materials will be delivered well in advance of the meeting date, in accordance with applicable law and the Depository Agreement.

2.	Issuance and Delivery of Voting Instructions

-	ADS holders will receive forms from the Depositary to instruct how they wish the underlying Series B shares to be voted. These forms must be completed and returned to the Depositary (directly or through their financial intermediary) by the deadline specified by the Depositary.

3.	Exercise of Voting Rights by the Depositary

-	The Depositary will exercise the voting rights attached to the underlying Series B shares in accordance with the instructions received in a timely manner via the forms.

4.	Treatment of Uninstructed Votes

-	If the Depositary does not receive instructions by the specified deadline, the Depositary Agreement provides that the Depositary will vote the underlying Series B shares in the same proportion as the other Series B shares are voted at the meeting by the directly registered shareholders.

5.	Practical Considerations for ADS Holders

-	Carefully review the materials received.

-	Submit your instructions before the specified deadline.

-	Contact your financial intermediary or the Depositary to resolve any questions regarding the forms, deadlines, or the process.

-	Keep a copy of the instructions you submitted for your records.

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Annex 4.         Proposed Amendment to the Bylaws

A. Amendments for updating purposes independent from the Integration.

ARTICLE TWO. - Corporate Purpose.

The purpose of the Company is to promote, incorporate, organize, operate, acquire, and hold an interest in the capital stock or assets of all types of commercial or civil corporations, associations, or enterprises whether industrial, commercial, service-oriented, or of any other nature, both domestic and foreign as well as to participate in their administration or liquidation.

In order to carry out the corporate purpose mentioned in the preceding paragraph, which forms part of its primary economic activity, the Company may engage in, by way of example but not limited to, the following activities:

1. Acquire shares, interests, or equity stakes in private companies or state-owned companies, either as a founder or through the acquisition of shares or equity stakes in existing companies, engaged in the administration and operation including the provision of airport, complementary, and commercial services construction, and/or operation of civil aerodromes, in accordance with the Airports Law and its Regulations, as well as holding equity interests in companies that provide any type of service, and voting the shares it owns when required, always as a bloc in the same direction, in accordance with the provisions of these bylaws, or as directed by the Board of Directors, the Company’s shareholders, or any other person to whom such authority has been delegated under these bylaws; sell, transfer, or dispose of any of said shares, equity interests, or other securities permitted by law.

2. To receive from other Mexican or foreign entities, corporations, or individuals, and to provide to the corporations in which it has an interest or equity interest, or to other entities, corporations, or individuals, the services that may be required to carry out its corporate purpose, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing, or financial areas related to the management, operation, construction, and/or exploitation of airports.

3. To apply for and obtain, under any title, either directly or through its subsidiaries, concessions and permits to carry out the administration, operation, construction, and/or management of airports, as well as to provide any other services necessary for the management of such airports and to carry out any activity that supports and is related to said corporate purpose, including but not limited to any storage activity, except for tax-exempt storage, and any other activity that is complementary to the services it provides and that directly benefits such services, as well as to grant guarantees regarding such concessions and permits. Likewise, under the terms established by the applicable regulations and the respective concession title, the Company may receive, either directly or through its subsidiaries, revenue from the use of civil airport infrastructure, from the execution of contracts, from the services it provides directly, as well as from the commercial activities it carries out.

4. Obtain, acquire, use, license, or dispose of all types of patents, certificates of invention, trademarks, trade names, copyrights, or rights related thereto, whether in the United Mexican States or abroad.

5. To obtain all types of financing, loans, or credits, with or without specific collateral, whether real or personal; to issue all kinds of securities, including stock certificates, debentures or notes, bonds, and commercial paper, as well as other debt instruments, including convertible or exchangeable bonds and debentures, with or without the provision of security interests by way of pledge, mortgage, trust, or under any other legal title, and/or personal guarantees; as well as to acquire and trade in them on domestic and foreign markets, and to carry out derivative and synthetic financial transactions.

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6. To grant all types of loans; to provide guarantees whether real, personal, or sureties for obligations, credit instruments, or debt instruments in its own name or on behalf of individuals, corporations, associations, and institutions in which the Company has an interest or stake, or with which the Company has business relationships, acting as guarantor, joint and several obligor, surety, or guarantor for such persons, or by establishing guarantee trusts. To grant any type of financing or loan to individuals, commercial or civil corporations, companies, and institutions with which the Company has commercial or business relationships, or in which the Company holds equity interests, whether or not guarantees are received.

7. To issue, subscribe to, draw, negotiate, discount, execute, endorse, guarantee, and accept all types of credit instruments, debt instruments, shares, and/or securities representing, among other things, capital, credits, liabilities, and/or rights, and to carry out any transaction specified therein, by, in, or through any printed, written, electronic, optical, or other technological means, in accordance with applicable legal provisions; carry out credit transactions, including, without limitation, the execution and settlement of derivative financial transactions with third parties, Mexican and/or foreign counterparties, whether for hedging and/or speculative purposes, directly or through trusts.

8. Issue and/or place debt securities, debt instruments, and/or any other securities, including equity, either publicly or privately, in accordance with the Securities Market Law, the General Law of Commercial Companies, the General Law on Credit Instruments and Transactions, the general provisions issued for this purpose by the National Banking and Securities Commission, and/or other applicable legal provisions, as required, in both domestic and foreign securities markets.

9. To issue unsubscribed shares of any class comprising the capital stock, including, without limitation, for public offering under the terms of Article 53 of the Securities Market Law, as well as to enter into option contracts with third parties granting them the right to subscribe to and pay for the shares issued by the Company for that purpose.

10. To hold, own, sell, transfer, dispose of, or lease any type of assets, whether movable or immovable property, as well as any real rights thereon, that may be necessary or convenient for carrying out its corporate purpose or for the activities of civil or commercial partnerships in which the Company may have an interest or participation.

11. To acquire and/or issue its own shares, in accordance with the Securities Market Law and any applicable general provisions.

12. To carry out all types of commercial transactions on its own account or on behalf of others.

13. In general, to carry out and execute all acts, contracts, and related, incidental, or ancillary transactions that are necessary or convenient for the fulfillment of its corporate purpose.

ARTICLE THREE. Registered Office. The Company’s registered office is Mexico City; however, it may establish offices, agencies, or branches in any other part of the Mexican Republic or abroad, or designate alternative addresses, without this implying a change in its registered office.

ARTICLE NINE. Share Repurchase. The Company may acquire shares representing its capital stock or debt instruments representing such shares, without the prohibition set forth in the first paragraph of Article 134 of the General Law of Commercial Companies applying. The acquisition of treasury shares by the Company shall be subject to the provisions of Article 56 of the Securities Market Law and the general provisions issued pursuant thereto.

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The Company’s treasury shares and debt instruments representing such shares, or, where applicable, unsubscribed issued shares held in treasury, may be offered for sale or subscription as determined by the Shareholders’ Meeting and/or the Board of Directors. Without limiting the generality of the foregoing, the Company’s treasury shares may also be offered to the investing public without requiring a resolution of the Shareholders’ Meeting or a resolution of the Board of Directors, and without the provisions of Article 132 of the General Law of Commercial Companies being applicable. Furthermore, the preemptive right to subscribe provided for in Article 132 of the General Law of Commercial Companies shall not apply in cases determined by the Shareholders’ Meeting and/or the Board of Directors and in the other instances provided for in these bylaws.

As long as the shares belong to the Company, they may not be represented or voted upon at Shareholders’ Meetings, nor may any corporate or economic rights of any kind be exercised with respect to them, nor shall they be considered outstanding for the purposes of determining the quorum and voting results at Shareholders’ Meetings.

ARTICLE THIRTEEN. Increases and Decreases in Capital stock. Except for capital reductions provided for in Article Nine and as otherwise provided in these bylaws, increases or decreases in the Company’s minimum fixed capital must be approved by the Extraordinary Shareholders’ Meeting, subject to the provisions of these bylaws and the General Law of Commercial Companies.

Increases or decreases in the variable portion of the capital stock must be resolved in accordance with the provisions of these bylaws, and the minutes of the meeting at which they are resolved, if applicable, must be notarized before a notary public, without the need for such minutes to be registered with the Public Registry of Commerce, except in the case of increases or decreases referred to in Article 56 of the Securities Market Law.

Once the shares have been issued, if so agreed by the Shareholders’ Meeting, the Board of Directors may offer them for subscription and payment under the terms and conditions determined by the Shareholders’ Meeting or the Board of Directors. Until they are subscribed, they shall be held in the Company’s treasury.

The Company may issue unsubscribed shares, including, but not limited to, for subsequent subscription by the investing public. In the latter case, provided that (i) the Extraordinary General Shareholders’ Meeting approves the maximum amount of the capital increase and the conditions under which the corresponding share offerings are to be made, (ii) the subscription of the issued shares is carried out through a public offering, in compliance with the provisions of the Securities Market Law and other general provisions arising therefrom, and (iii) the amount of the Company’s subscribed and paid-in capital is announced when the Company discloses the authorized capital represented by the issued and unsubscribed shares. The preemptive subscription right referred to in Article 132 of the General Law of Commercial Companies shall not apply in the case of capital increases through public offerings or in the other cases provided for in these bylaws.

In the event of capital increases, the Company’s shareholders may have, in proportion to the number of their shares of the corresponding Series, the preemptive right to subscribe for shares as referred to in Article 132 of the General Law of Commercial Companies; except, as provided in these bylaws, Article 91 of the General Law of Commercial Companies and other applicable provisions of that law; Articles 53 and 56 of the Securities Market Law, and other applicable provisions of that law; for: (i) share issuances made in accordance with Article 53 of the Securities Market Law; (ii) acquired treasury shares that are converted into treasury stock; (iii) shares resulting from the conversion into stock of debentures or any other debt instruments, equity instruments, or instruments having characteristics of both, issued by the Company, subject to prior authorization by the Extraordinary General Shareholders’ Meeting; (iv) a merger of the Company; and (v) cases in which the Shareholders’ Meeting or the Board of Directors, as applicable, so provides, decreeing the increase with the approval and/or ratification of the Board of Directors, following the opinion of the committee performing the audit functions, and provided that the terms of the capital increase do not benefit a particular shareholder or group of shareholders to the detriment of the remaining shareholders.

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Where applicable, the preemptive right set forth in the preceding paragraph shall be exercised by the shareholders within a period of no less than fifteen calendar days following the date of publication of the resolution authorizing the capital increase in the electronic system established by the Ministry of Economy. This preemptive right shall be exercised in accordance with the rules established for that purpose by the Board of Directors. Notwithstanding the foregoing, if all the shares into which the capital stock is divided were represented at the respective Shareholders’ Meeting, said period of 15 (fifteen) natural days shall be calculated as of the date on which said Shareholders’ Meeting is held, and the shareholders shall be deemed to have been notified of the resolution at that time. In this case, publication of the respective resolutions shall not be necessary.

The Company may not issue new shares until the previous ones have been fully paid up, without prejudice to the provisions applicable to the issuance of unsubscribed shares, and unless the previously issued shares are designated, by resolution of the Shareholders’ Meeting or the Board of Directors that approved their issuance, to satisfy any obligations of the Company that have been approved by the shareholders.

The Board of Directors is authorized to offer shares not subscribed to by shareholders for subscription and payment to third parties, either upon their issuance or after the expiration of the period established for the exercise of the right of first refusal, if applicable, provided that the Shareholders’ Meeting and/or the Board of Directors resolved to grant such right, on the understanding that in cases where the right of first refusal applies to the subscription, the price at which the shares are offered to third parties may be lower than the price at which they would have been offered to the Company’s shareholders for subscription and payment, if so determined by the Board of Directors with the opinion of the committee performing the audit functions.

Notwithstanding any provision to the contrary, pursuant to Article 55 Bis of the Securities Market Law, the Shareholders’ Meeting whether ordinary or extraordinary, as applicable may at any time delegate to the Company’s Board of Directors the authority to increase the capital stock and to determine the terms of the subscription of shares, including the exclusion of the right of preemptive subscription with respect to the share issuances that are the subject of such delegation. If the Board of Directors resolves to increase the fixed portion of the capital stock, the bylaws shall be deemed amended to reflect the number and amount of the shares issued, and the capital stock increase shall take effect immediately, without prejudice to the Shareholders’ Meeting subsequently recording the amendment to the bylaws.

Capital increases may be subscribed in any manner permitted by applicable laws, including payment in cash, in kind, and/or through the capitalization of liabilities or reserves held by the Company or from any account within shareholders’ equity. Since the Company’s stock certificates do not specify a par value, it will not be necessary to issue new certificates in cases of capital increases resulting from the capitalization of share premiums, retained earnings, or valuation or revaluation reserves, unless required by the Shareholders’ Meeting that approves such increase and in accordance with the provisions of Articles 53 and other applicable provisions of the Securities Market Law and Article 210 bis of the General Law on Securities and Credit Transactions.

Any increase or decrease in the variable portion of the capital stock must be recorded in a Capital Variation Register maintained by the Company for that purpose.

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The capital stock may be reduced by resolution of the General Shareholders’ Meeting in accordance with the rules set forth in this Article, as well as in the cases of spin-offs referred to in Article 206 of the General Law of Commercial Companies. Reductions below the minimum fixed portion of the capital shall require a resolution of the Extraordinary General Shareholders’ Meeting and the consequent amendment to Article Six of these bylaws; in such cases, the provisions of Article 9 of the General Law of Commercial Companies must be complied with, unless the capital reduction is made solely to absorb losses.

Shareholders who own shares representing the variable portion of the capital stock shall not have the right of withdrawal referred to in Article 220 of the General Law of Commercial Companies.

Reductions in capital stock may be made to absorb losses, to reimburse shareholders for their contributions, or to release them from unpaid capital contributions, as well as in the cases provided for in Article 206 of the General Law of Commercial Companies.

Reductions in capital stock to absorb losses or through reimbursement to shareholders shall be made proportionally in the minimum fixed portion and the variable portion of the capital, as well as in both series of shares. If the shareholders so agree by unanimous vote, capital reductions through reimbursement to shareholders may be made in different proportions or solely in favor of those shareholders who so decide.

Under no circumstances may the capital stock be reduced below the minimum.

ARTICLE SEVENTEEN. Powers. The Board of Directors shall be the legal representative of the Company and, therefore, shall have the following powers, which shall be exercised subject to any voting requirements or other provisions of these bylaws:

1. To exercise the Company’s power to litigate and collect debts, which is granted with all general and special powers requiring a special clause in accordance with the law. Consequently, such authority is conferred without any limitation, in accordance with the provisions of the first paragraph of Article 2,554 and Article 2,587 of the Federal Civil Code and the corresponding provisions of the Civil Codes of the other states of the Republic and the Federal District; the Board is therefore empowered to file or withdraw an amparo action; to file criminal complaints or withdraw them; to act as an intervenor on behalf of the Public Prosecutor’s Office and to grant pardons if appropriate under the law; to enter into settlements; to submit to arbitration; to take and answer depositions; to challenge judges, receive payments, and perform all acts expressly provided for by law, including representing the Company before criminal, civil, administrative, and labor courts and authorities.

2. A power of attorney for administrative acts in accordance with the provisions of the second paragraph of Article 2,554 of the Federal Civil Code and the corresponding provisions of the Civil Codes of the other states of the Republic and the Federal District, to carry out the Company’s corporate purpose.

3. A general power of attorney for litigation and debt collection in labor matters, in accordance with Articles 2,554 and 2,587 of the Federal Civil Code and the corresponding provisions of the Civil Codes of the other states of the Republic and the Federal District, so that, by way of example and without limitation, the attorney-in-fact may represent the Company before local or federal authorities and courts, in particular before the Conciliation Boards and the Conciliation and Arbitration Boards, as well as before the Ministry of Labor and any other labor authorities and administrative, criminal, and civil courts, being expressly authorized to participate in proceedings related to labor claims and amparo actions, to adopt, resolve, and respond to positions, and to carry out all necessary acts as the Company’s legal representative; as well as to represent the Company in labor lawsuits or proceedings before the Federal and Local Conciliation and Arbitration Boards, Labor Courts and/or Tribunals of the Federal Judiciary, State Courts, Federal Centers for Conciliation and Labor Registration, Centers for Labor Conciliation, the Ministry of Labor and Social Security, and labor authorities in general, under the broadest terms and for the broadest purposes of the Federal Labor Law.

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4. General power of attorney for administrative acts in labor matters as provided in Articles 692, 786, 866, and other applicable provisions, as well as in Article 870 of the Federal Labor Law, to appear before labor authorities in labor matters in which the Company is a party or an interested third party, both at the initial stage and at any subsequent stage, and to respond to arguments.

5. Power of attorney for acts of ownership in accordance with the provisions of the third paragraph of Article 2,554 of the Federal Civil Code and its corresponding provisions in the Civil Codes of the other states of the Republic and the Federal District.

6. Power to issue, endorse, and sign negotiable instruments in accordance with the terms of Article 9 of the General Law on Negotiable Instruments and Credit Transactions.

7. Authority to open bank accounts in the Company’s name, to make withdrawals from them, and to designate persons authorized to make withdrawals from them.

8. Authority to participate in the development of the Company’s strategic plans.

9. Authority to authorize changes to the Company’s policy regarding its financial structure, products, market development, and organization.

10. Authority to monitor the Company’s compliance with corporate practices established in the General Law of Commercial Companies, the Securities Market Law, or any laws that may replace them, as well as in these bylaws, and to protect the rights of minority shareholders established by such laws.

11. Authority to convene a Shareholders’ Meeting and implement its resolutions.

12. The authority to grant general or special powers of attorney in accordance with the terms of this Article, with or without the authority to subdelegate, as well as to revoke the powers of attorney granted.

13. Authority to establish Special Committees deemed necessary for the conduct of the Company’s operations, setting forth the powers and obligations of such Committees; provided that such Committees shall not have powers that, under the law or these Bylaws, are exclusively reserved for the General Shareholders’ Meeting or the Board of Directors.

14. Authority to approve, upon the proposal of the Company’s Operations Committee, the annual budget of the Company and its subsidiaries, as well as the master development program for the airports operated by the latter.

15. Authority to approve the acquisition or disposal of shares, or to exercise the right of withdrawal from any subsidiary of the Company.

16. Authority to authorize the acquisition of the Company’s shares traded on securities markets.

17. To emit, subscribe to, issue, endorse, guarantee, and accept all types of negotiable instruments, shares, and/or securities representing, among other things, capital, credits, liabilities, and/or rights, and to carry out any transaction specified therein, by, in, or through any printed, written, electronic, optical, or other technological means, in accordance with applicable legal provisions.

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18. In general, the authority to perform all acts authorized by these bylaws or that may result therefrom.

No Director, nor the Chairman of the Board of Directors, nor the Secretary, by the mere fact of their appointment, shall have the authority to present confessional evidence; therefore, they are barred from testifying in any trial or proceeding in which the Company is a party. The aforementioned powers shall belong exclusively to the delegates designated for such purposes by the Board and to the Company’s authorized representatives to whom such powers have been expressly granted.

ARTICLE TWENTY-ONE. Meetings. The Board of Directors shall meet whenever called, but at least once every 3 (three) months. Meetings of the Board shall be held at the corporate domicile or at any other place within the United Mexican States or abroad, as determined in the notice of meeting; provided that, in order to meet at a place other than the corporate domicile, the notice must be given by the Chairman of the Board or by at least 3 (three) members thereof. If the Chairman is absent from the meeting, the meeting shall be chaired by the Director appointed by the majority vote of the members present. If the Secretary is absent from the meeting, then the person appointed by the majority vote of the members of the Board present shall act as such. Minutes of Board Meetings shall be recorded in a book specially kept for such purpose and shall be signed by the person acting as Chairman and Secretary thereof. The documents containing the resolutions adopted by unanimous written consent of the members of the Board of Directors pursuant to Article Twenty-Three shall be attached to such book in accordance with the terms of such Article.

Copies or certifications of the minutes of meetings of the Board of Directors and Shareholders’ Meetings, as well as entries contained in the corporate books and records and, in general, any document in the Company’s files, may be authorized and certified by the Secretary of the Board of Directors.

Pursuant to Article 143 of the General Law of Commercial Companies, meetings of the Board of Directors may be held through the use of electronic or optical means or any other technology, as if they were in-person Board meetings, with some or all attendees participating in person or through electronic or optical means or any other technology, each having the same validity. If applicable, the notice of the relevant meeting shall indicate the means to be used and, if applicable, the requirements to verify the attendance of the members of the Board of Directors, the attendance quorum and the voting on resolutions. When electronic or optical means or any other technology are used, the Secretary of the Board of Directors shall verify attendance and the voting quorum and shall record that access was permitted, interaction during deliberations was allowed, and the manner in which votes were cast.

ARTICLE THIRTY-EIGHT. Publication of Notices. Notices for Shareholders’ Meetings shall be published in the electronic system established by the Ministry of Economy at least 15 (fifteen) calendar days prior to the date set for the Meeting. The notices shall indicate the place, date and time of the Meeting, shall contain the Agenda, and shall be signed by the person or persons issuing them; provided that, if issued by the Board of Directors, the signature of the Chairman or the Secretary of such body, or of the delegate appointed for such purpose by the Board of Directors, shall suffice.

Shareholders’ Meetings may be held without prior notice if all outstanding shares representing the Company’s capital stock are represented at the Meeting. At least 15 (fifteen) calendar days prior to the date set for the Meeting, the information and documents relating to each item on the agenda shall be made immediately and freely available to the shareholders.

ARTICLE THIRTY-NINE. Attendance. Only shareholders registered in the Company’s Share Registry Book as owners of one or more shares of the Company shall be admitted to the Company’s Shareholders’ Meetings, provided that they have obtained the corresponding admission card; such registry shall, for all purposes, be closed 3 (three) business days prior to the date set for the Meeting.

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In order to attend Shareholders’ Meetings, shareholders shall present the corresponding admission card, which shall be issued only upon their request and must be requested no later than the business day immediately preceding the date set for the Meeting, together with evidence of deposit with the Secretary of the Company of the corresponding share certificates or titles, or the certificates or deposit receipts for such shares issued by a securities depository institution or a credit institution, whether domestic or foreign, in accordance with the applicable provisions of the Securities Market Law. Shares deposited in order to have the right to attend Meetings shall not be returned until after such Meetings have been held, upon delivery of the receipt issued for such shares to the shareholder or its representative.

In the case of share certificates issued through electronic or optical means or any other technology, the holders shall present such certificates within the same timeframes set forth in the preceding paragraphs, in accordance with the General Law of Negotiable Instruments and Credit Transactions, the Code of Commerce and, in any event, in accordance with the requirements and procedures that may be included in the relevant notice and/or in the notices issued by the Secretary of the Company.

Members of the Board of Directors may not represent shareholders at Shareholders’ Meetings. Shareholders may be represented at Shareholders’ Meetings by the person or persons appointed by proxy letter signed before two witnesses or by means of forms prepared by the Company that prominently include the Company’s corporate name, as well as the respective agenda; provided that the matters referred to in Articles 181 and 182 of the General Law of Commercial Companies may not be included under general matters, and such forms shall contain space to include the instructions provided by the grantor for the exercise of the proxy. The aforementioned forms shall be made available to the shareholders or to securities market intermediaries evidencing representation of such shareholders during the period set forth in Article 173 of the General Law of Commercial Companies.

Likewise, the powers of attorney granted by shareholders in order to be represented at a Meeting shall contain the information requirements included in the corresponding notice, if any. Such information may include, among others, information regarding beneficial shareholders and the percentage of direct and indirect ownership in the capital stock. “Beneficial shareholder” shall mean any person who, regardless of whether or not such person is registered as the holder of the shares, enjoys the rights conferred thereby. The Secretary of the Board of Directors shall be obligated to verify compliance with the provisions of this paragraph and to report thereon to the Meeting, which shall be recorded in the corresponding minutes.

Pursuant to Article 178 (one hundred seventy-eight) of the General Law of Commercial Companies, Shareholders’ Meetings may be held through the use of electronic or optical means or any other technology, as if they were in-person Shareholders’ Meetings, with some or all attendees participating in person or through electronic or optical means or any other technology, each having the same validity. If applicable, the notice of the relevant Shareholders’ Meeting shall indicate the means to be used and, if applicable, the requirements to verify the attendance quorum and the voting on resolutions. When electronic or optical means or any other technology are used, the Secretary of the Board of Directors shall verify attendance and the voting quorum and shall record that access was permitted, interaction during deliberations was allowed, and the manner in which votes were cast. A Shareholders’ Meeting shall not be deemed to be held outside the corporate domicile solely because electronic or optical means or any other technology are used.

ARTICLE FORTY-SEVEN. Withdrawal. When the General Shareholders’ Meeting adopts resolutions on the matters set forth in Sections IV, V and VI of Article 182 of the General Law of Commercial Companies, any shareholder who voted against such resolutions shall have the right to withdraw from the Company, in accordance with the General Law of Commercial Companies, and to obtain reimbursement of its shares in proportion to the corporate assets, according to the latest approved balance sheet, provided that such shareholder requests it within 15 (fifteen) days following the adjournment of the Meeting and the requirements of applicable law are satisfied.

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ARTICLE FIFTY-SIX. Applicable Law and Jurisdiction. Any dispute arising from the execution, interpretation and performance of this agreement, to which the Company is a party, shall be governed by the applicable federal laws of the United Mexican States.

Any matter not provided for in these bylaws shall be subject to the provisions of the Securities Market Law, the general provisions issued by the National Banking and Securities Commission or, failing that, the competent authority, and the General Law of Commercial Companies. Legal acts carried out in violation of the Securities Market Law shall give rise, as applicable, to the payment of damages and losses and to the imposition of the administrative and criminal sanctions contemplated by such law, without such violations causing the nullity of the acts in protection of good-faith third parties, unless the law expressly provides otherwise in the applicable case.

In the event of any dispute between the Company and its Shareholders, or among the Shareholders regarding matters relating to the Company, the Company and the Shareholders, by virtue of subscribing or acquiring the shares representing the Company’s capital stock, expressly submit to the applicable federal laws of the United Mexican States and to the jurisdiction of the competent federal courts located in Mexico City, waiving any other jurisdiction to which they may be entitled by reason of their present or future domicile, or for any other reason.

In addition, several articles of the bylaws would be amended to replace the word “telefax” with “e-mail.”

B. Amendments resulting from the Integration, if approved.

ARTICLE SIX. Capital Stock.3 The capital stock shall be variable. The minimum fixed portion of the capital stock is $7,955,017,280.76 pesos (seven billion nine hundred fifty-five million seventeen thousand two hundred eighty pesos, Mexican currency 76/100), represented by 307,251,236 (three hundred seven million two hundred fifty-one thousand two hundred thirty-six) ordinary, registered, Class I shares with no par value, fully subscribed and paid. The variable portion of the capital stock, if any, shall be represented by ordinary, registered, Class II shares with no par value and shall have such other characteristics as determined by the Shareholders’ Meeting that approves their issuance. Both classes of shares shall have the characteristics determined by the Shareholders’ Meeting that approves their issuance. Both classes of shares shall be divided into two series as follows:*

1. Series “B” shares, which shall be freely subscribable and may be acquired by any person, including, without limitation, individuals, companies or entities that are defined as foreign investors pursuant to Article 2 of the Foreign Investment Law. Series “B” shares shall not be convertible into Series “BB” shares, except with the approval of an Extraordinary General Shareholders’ Meeting and the favorable vote of the majority of the Series “BB” shares; and

2. Series “BB” shares, which shall be freely subscribable and may be acquired by any person, including, without limitation, individuals, companies or entities that are defined as foreign investors pursuant to Article 2 of the Foreign Investment Law. Series “BB” shares shall be subject to the following rules:

a. The holders of Series “BB” shares shall have the right to appoint 2 (two) members of the Company’s Board of Directors and their alternates by the vote of the majority of the shares representing such series, who shall have the rights and powers set forth in these bylaws;

3 May be adjusted as a result of the Integration.

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b. In the event that the Series “BB” shares represent less than 7.65% (seven point sixty-five percent) of the Company’s capital stock, then such shares shall be mandatorily converted into Series “B” shares.

c. Series “BB” shares shall be convertible at any time into Series “B” shares.

The Company may issue unsubscribed shares of any class comprising the capital stock, which shall be held in the Company’s treasury and delivered as they are subscribed. The Company may issue unsubscribed shares on the terms and conditions and for the purposes determined by the Shareholders’ Meeting and/or the Board of Directors that resolves upon their issuance, including, without limitation, pursuant to Article 53 and other applicable provisions of the Securities Market Law. Class “II” shares held in treasury with respect to which the Company grants options for their subscription and payment shall be mandatorily converted into Class “I” shares upon the exercise of such options by the holder or holders thereof and payment of the corresponding shares and, consequently, the Company’s minimum fixed capital stock shall automatically increase, and the Board of Directors, within 30 (thirty) days following the exercise of such options over Class “II” shares granted by the Company, shall call an Extraordinary General Shareholders’ Meeting at which the amendment to this Article Six shall be approved in order to reflect the amount of the Company’s minimum fixed capital stock after such increase.

The Company may issue different series of shares, which may or may not be ordinary shares, and which shall have the characteristics and be designated with the series name determined by the Shareholders’ Meeting and/or the Board of Directors that approves their issuance, including, without limitation, shares that do not confer voting rights or whose voting rights are restricted to certain matters, shares that grant non-economic corporate rights other than voting rights or exclusively voting rights, and shares that confer veto rights or require the favorable vote of one or more shareholders with respect to resolutions of the General Shareholders’ Meeting.

All ordinary shares shall confer, within their respective series, equal rights and obligations upon their holders. The certificates and titles representing the shares shall contain all requirements set forth in Article 125 of the General Law of Commercial Companies; may represent one or more shares; shall be signed by one member of the Board of Directors appointed by the holders of Series “B” shares and by one member appointed by the holders of Series “BB” shares; and shall contain a transcription of this Article, as well as Articles Ten, Eleven, Twelve, Thirteen and Fourteen of these bylaws.

In the case of shares deposited with a securities depository institution, the Company may deliver to such institution multiple certificates or a single certificate representing part or all of the shares subject to the issuance and deposit, which shall be issued in favor of such securities depository institution and may or may not contain attached coupons. The Company shall issue the corresponding definitive certificates within a period not exceeding 180 (one hundred eighty) calendar days from the date on which the relevant issuance or exchange was approved.

The share certificates may be issued in printed form, through electronic or optical means, or through any other technology by means of an information system, pursuant to Article 89 of the Code of Commerce. Share certificates issued through electronic or optical means or through any other technology shall be deemed data messages under the Code of Commerce, and the legal effects, validity or enforceability of the rights set forth in such certificates shall not be denied solely because they are contained in a data message. The signature requirement for certificates shall be deemed satisfied for share certificates issued through electronic or optical means or through any other technology, provided that it is attributable to the corresponding person, in accordance with the Code of Commerce. The signature requirement under these bylaws may be satisfied in any manner, form and/or method established and/or permitted by applicable law, in each case.

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*ARTICLE TEN. Share Ownership Limits. The ownership by any person of the Company’s capital stock shall be subject to the following rules:

1. Holders of Series “B” shares shall not be subject to any ownership limitation with respect to the shares representing such series.

2. Holders of Series “BB” shares shall not be subject to any individual ownership limitation with respect to the shares representing any series.

3. Holders of Series “BB” shares, whether individually or jointly with Related Persons, may also own Series “B” shares without any limitation.

For purposes of this Article and these bylaws, “Related Person” shall mean, with respect to the Company, any person that falls within any of the following categories: (i) companies that are Controlled by, are under common Control with, or Control the relevant company, as well as persons that have Control or significant influence over a legal entity that forms part of the business group or consortium to which the Company belongs, and the directors, managers and relevant officers of the members of such group or consortium; (ii) persons that have command authority over a legal entity that forms part of a business group or consortium to which the Company belongs; (iii) the spouse, concubine or common-law partner, and persons related by blood or civil kinship up to the fourth degree or by affinity up to the third degree, to individuals who fall within any of the categories set forth in items (i) and (ii) above, as well as the partners and co-owners of the individuals mentioned in such items with whom they maintain business relationships; (iv) legal entities that are part of the business group or consortium to which the Company belongs; and (v) legal entities over which any of the persons referred to in items (i) through (iii) above exercise Control or significant influence.

For purposes of these bylaws, “Control” shall have the meaning set forth in the Securities Market Law.

Any amendment to the provisions set forth in Articles Ten, Eleven and Twelve of these bylaws and to the share distribution set forth in Article Six above shall require the affirmative vote of the Extraordinary Shareholders’ Meeting and the favorable vote of the majority of the outstanding Series “BB” shares.

ARTICLE ELEVEN. Transfer of Series “BB” Shares. The shares representing Series “BB” may be transferred without the need for their prior conversion into Series “B” shares.

Holders of Series “BB” shares who wish to convert them into Series “B” shares shall notify the Company’s Board of Directors of their decision, and the Board, within the following 15 (fifteen) business days, shall exchange the corresponding share certificates.*

ARTICLE EIGHTEEN. Functions. In order to exercise the powers of the Company’s Board of Directors, the Board shall have the following functions:

1. Approval of the financial statements of the Company and its subsidiaries and their presentation to the Company’s Shareholders’ Meeting;

2. Approval of the five-year master development program for the airports operated by the Company’s subsidiaries, to be submitted for approval by the Ministry of Infrastructure, Communications, and Transportation, as well as approval of any amendments thereto;

3. Approval of the business plan and annual investment budget;

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4. Approval of capital investments outside the approved annual budget for each fiscal year;

5. Approval of the disposition of assets of the Company or its subsidiaries (including the granting of guarantees), individually or collectively, with a value exceeding the lesser of (i) U.S. 5,000,000.00 (five million U.S. dollars), or (ii) the equivalent of 5% (five percent) of the Company’s consolidated assets,

6. Authority to incur any debt, whether through direct loans or finance leases, whose annual amount exceeds the lesser of (i) U.S. $5,000,000.00 (Five Million 00/100 Dollars), or (ii) the equivalent of 5% (five percent) of the Company’s consolidated assets.

7. Authority to determine how the Company will cast its votes at the Shareholders’ Meetings of its Subsidiaries, taking into account any proposal submitted for that purpose by the Company’s Operating Committee;

8. To propose increases in the Company’s capital stock to the shareholders;

9. To propose increases in the capital stock of the Company’s subsidiaries;

10. Approval of any sale of shares representing the capital stock of the Company’s subsidiaries;

11. To acquire and dispose of shares representing the capital stock of companies. Exceptions to the foregoing include (a) the acquisition of shares and/or securities issued by investment funds, and (b) the acquisition of securities through investment funds;

12. Approval and modification of the administrative structure of the corporate group to which the Company belongs;

13. Establishment of new committees and delegation of powers to them, or modification of the powers of existing committees;

14. Approval and submission of proposals to the Company’s Shareholders’ Meeting regarding (a) the Company’s dividend policy, if applicable, and (b) the appropriation of the Company’s profits, if applicable;

15. Appointment of the Chief Executive Officer from among the candidates proposed by the members of the Board of Directors appointed by the “BB” series shareholders in accordance with subsection (i) of Article Nineteen;

16. Removal of the Chief Executive Officer for duly justified reasons;

17. Determination of the Chief Executive Officer’s total compensation;

18. Determination of policies regarding the total compensation of senior management;

19. Appointment of the members of the committee responsible for audit functions and of the Nominating and Compensation Committee, except for their chairs, who may only be appointed by the Shareholders’ Meeting;

20. Appointment of the members of the Operations Committee and their alternates, and of the Acquisitions and Agreements Committee, with the understanding that the members of the Board of Directors appointed by the “BB” series shareholders shall have the right to appoint 2 (two) members of the Operations Committee and one member of the Acquisitions and Agreements Committee;

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21. Exercise of the Company’s general powers in accordance with its corporate purpose;

22. If the Board of Directors fails to approve any of the proposals of the Operations Committee in accordance with Article Twenty-Six below, it shall request that said Committee resubmit the aforementioned proposals to the Board of Directors for approval, once the Board’s comments on them have been incorporated;

23. Appointing interim directors, without the involvement of the Shareholders’ Meeting, when any of the circumstances set forth in Clause Fifteen of these bylaws or in Article 155 of the General Law of Commercial Companies occur;

24. Engaging the Company’s external audit firm designated by the Audit Committee in accordance with Articles Twenty-Ninth and Forty-Ninth of these bylaws; and

25. Approval of acquisitions of shares issued by the Company pursuant to Article 12 of these bylaws.

26. To approve, amend, and/or terminate the Technical Assistance and Technology Transfer Agreement.

The decisions referred to in subparagraphs (1) through (15), (25), and (26) of this Eighteenth Article shall require the affirmative vote of the members of the Board of Directors appointed by the “BB” series shareholders.

ARTICLE NINETEEN. Rights of “BB” Series Shareholders. The members of the Board of Directors appointed by the “BB” series shareholders shall have the authority to make the proposals and appointments listed below:

1. Submission to the Board of Directors of the name(s) of the candidate(s) to be appointed as Chief Executive Officer of the Company;

2. Removal of the Company’s Chief Executive Officer;

3. Appointment and removal of half of the senior management;

4. Appointment of 2 (two) members of the Operations Committee and their alternates, and at least one member of the Acquisitions and Agreements Committee and their alternates; and

5. Determining the composition of the Operations Committee, which may include individuals from outside the corporate group to which the Company belongs, members of the Board of Directors of the Parent Company, or executives of the corporate group to which the Company belongs.

ARTICLE THIRTY-TWO. Delegate. The committee performing audit functions may appoint delegates for the implementation of its resolutions.

ARTICLE THIRTY-THREE. Composition. The Board of Directors shall appoint an Acquisitions and Contracts Committee, which shall be composed of the odd number of members designated by the Shareholders’ Meeting, one of whom shall be appointed by the holders of Series “BB” shares. The members of the Acquisitions and Contracts Committee shall serve for a term of one year or until the persons appointed to replace them take office.

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The Acquisitions and Contracts Committee shall meet at any time upon due notice, given by certified mail with return receipt requested, by e-mail or by any other means agreed by its members, by the Chairman or the Secretary of the Board of Directors or any two of its members, or by the Chairman or the Secretary of such committee, and shall report on its activities to the Board of Directors at each meeting held by the Board.

The members of the Committee shall invariably act as a collegial body, and their powers may not be delegated to individuals, such as directors, managers, managing directors, attorneys-in-fact or other equivalent appointees. In order for meetings of this Committee to be deemed duly installed, the presence of at least a majority of its members shall be required, and its resolutions shall be valid when adopted by the favorable vote of at least a majority of its members. A member of the Audit Committee shall always be called to attend the Committee’s meetings, who may attend with voice but without vote.

The Acquisitions and Contracts Committee shall verify compliance with the rules set forth below and, as applicable, approve, ratify and/or take note of the acts or agreements for the acquisition of goods or services, contracting of works, or sale of assets that the Company or its subsidiaries intend to enter into, agree to or commit to perform (the “Transactions”). Such Transactions shall be subject to the following rules:

1. Any individual or aggregate Transaction equal to or greater than US$50,000.00 (fifty thousand U.S. dollars) shall be reported to the Company’s Acquisitions and Contracts Committee;

2. Any individual or aggregate Transaction equal to or greater than US$400,000.00 (four hundred thousand U.S. dollars) shall be reported, prior to its execution, to the Acquisitions and Contracts Committee, so that such Committee may approve its execution, and once approved, such Committee shall report it to the Company’s Board of Directors;

3. No officer of the Company or its subsidiaries may carry out Transactions equal to or greater than US$400,000.00 (four hundred thousand U.S. dollars) without the prior authorization of the Acquisitions and Contracts Committee. Notwithstanding the foregoing, in justified emergency cases, the Chief Executive Officer of the Company may carry out Transactions or directly contract the services that may be necessary, in amounts of up to US$2,000,000.00 (two million U.S. dollars), in which case he shall be required to report to the Acquisitions and Contracts Committee, at the immediately following meeting, the reasons for which such Transaction was carried out.

4. The authorizations granted by the Acquisitions and Contracts Committee with respect to Transactions of the Company’s subsidiaries shall be granted through the voting of the shares representing their capital stock owned by the Company at the Shareholders’ Meeting of such companies held for such purpose, or through the adoption of unanimous written resolutions. For such purpose, the Acquisitions and Contracts Committee is hereby granted a general power of attorney for acts of administration pursuant to the second paragraph of Article 2554 of the Federal Civil Code.

Annex 5.         Financial information of the companies to be merged and merging.

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Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.

Audited Financial Statements

December 31, 2025 and 2024

Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.

December 31, 2025 and 2024

Contents	Page

Independent Auditors’ Report	2–3

Audited Financial Statements:

Statements of Financial Position	4

Statement of Comprehensive Income	5

Statement of Changes in Stockholders' Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8-21

Independent Auditors’ Report

To the General Shareholders’ Meeting of

Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.

Opinion

We have audited the financial statements of Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (the Company), which comprise the statement of financial position as of December 31, 2025, and the statements of comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, as well as the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and its financial performance and cash flows for the year then ended, in accordance with the applicable Mexican Financial Reporting Standards (NIF).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA). Our responsibilities under those standards are described below in the section “Auditors’ Responsibilities in Relation to the Audit of the Financial Statements” of this report. We are independent of the Company in accordance with the ethical requirements of the “Code of Professional Ethics of the Mexican Institute of Public Accountants, A.C.” (“IMCP Code”) that are relevant to audits of financial statements in Mexico and with the “International Code of Ethics for Professional Accountants (including International Standards on Independence)” issued by the International Ethics Standards Board for Accountants (“IESBA Code”). We have also fulfilled our other ethical responsibilities in accordance with the ethical requirements of the IMCP Code and the IESBA Code. We believe that the audit evidence we have obtained provides a sufficient and appropriate basis for our opinion.

Responsibilities of Management and the Company’s Governance Body Regarding the Financial Statements

The Company’s management is responsible for the preparation and fair presentation of the financial statements in accordance with NIFs, and for the internal control it deemed necessary to enable the preparation of financial statements free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern; disclosing, where applicable, matters related to going concern; and using the going concern basis of accounting, unless the Company’s liquidation is imminent.

PricewaterhouseCoopers, S.C., Mariano Escobedo 573, Colonia

Bosque de Chapultepec I Sección, C.P. 11580 Mexico City

www.pwc.com/mx

The Company’s management is responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities in Relation to the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance that the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but it does not guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement, if one exists. Errors may result from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions that users make based on the financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain an attitude of professional skepticism. We also:

•	Identify and assess the risks of material misstatement in the financial statements, whether due to fraud or error; design and perform audit procedures to address those risks; and obtain sufficient and appropriate audit evidence to support our opinion. The risk of failing to detect a material misstatement due to fraud is higher than that resulting from an unintentional error, as fraud may involve collusion, forgery, deliberate omissions, intentionally misleading representations, or the circumvention of internal controls.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate whether the accounting policies applied are appropriate and whether the accounting estimates and related disclosures presented by management are reasonable.

•	We conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the financial statements, and whether, based on the audit evidence obtained, there is material uncertainty arising from events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the financial statements or, if such disclosures are inadequate, to issue a modified opinion. Our conclusions are based on the audit evidence obtained as of the date of our audit report. However, future events or conditions may cause the Company to cease to be a going concern.

•	We evaluate, as a whole, the presentation, structure, and content of the financial statements, including the related disclosures in the notes, and whether the financial statements reasonably present the underlying transactions and events.

We report to the Company’s management, among other matters, the scope and timing of the audit and the significant findings of the audit, as well as any significant internal control deficiencies we identified during the course of our audit.

PricewaterhouseCoopers, S. C.

José Luis Guzmán Ortiz Audit Partner

Mexico City, June 19, 2026

Figures in thousands of pesos

	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,801	$10,446
Related parties (Notes 3b. and 5)	114,002	117,469
Taxes recoverable and other current assets	12,995	14,004
Total current assets	136,798	141,919
Investment in an associate (Notes 3c. and 6)	3,012,650	4,138,357
Total assets	$3,149,448	$4,280,276

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
Accounts Payable and Other Accrued Expenses	$2,799	$2,539
Income taxes payable (Notes 3f. and 8)	-	1,154
Value-added tax	15,724	16,203
Total Current Liabilities	18,523	19,896
Employee benefits	6,034	6,034
Total Liabilities	24,557	25,930
STOCKHOLDERS' EQUITY (Notes 3f. and 7):
Stock Capital	1,154,300	1,154,300
Legal reserve	230,860	230,860
Retained earnings and other comprehensive income	1,739,731	2,869,186
Total stockholders' equity	3,124,891	4,254,346
Total Liabilities and Stockholders' Equity	$3,149,448	$4,280,276

The accompanying notes are an integral part of these financial statements, which were authorized for issuance on June 19, 2026, by the undersigned officer.

Lic. Gerardo Balleza, Arias

Legal Representative

Figures in thousands of pesos

	2025	2024
Revenue from technical assistance (Notes 3j. and 5)	$400,912	$400,838
Cost of services rendered (Notes 3i. and 5)	(349,025)	(426,371)
Operating expenses (Note 3i.)	(57,730)	(54,329)
Operating loss	(5,843)	(79,862)
Comprehensive financing income:
Interest earned	1,996	2,679
Foreign exchange gain (loss) - Net	98	(208)
	2,094	2,471
Share of earnings of the associate (Notes 3c. and 6)	802,376	1,037,053
Income before income taxes	798,627	959,662
Income taxes (Notes 3e. and 8)	-	-
Net income	798,627	959,662
Other comprehensive income (Note 3g.):
Foreign currency translation gain generated by the associate	(92,082)	152,145
Comprehensive income	$706,545	$1,111,807

The accompanying notes are an integral part of these financial statements, which were authorized for issuance on June 19, 2026, by the undersigned officer.

Lic. Gerardo Balleza Arias

Legal Representative

Figures in thousands of pesos

	Paid-in capital	Legal reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of January 1, 2024	$1,154,300	$230,860	$2,360,106	$(122,475)	$3,622,791
Dividends paid (Note 7)	-	-	(480,252)	-	(480,252)
Comprehensive income (Note 3h.)	-	-	959,662	152,145	1,111,807
Balances as of December 31, 2024	1,154,300	230,860	2,839,516	29,670	4,254,346
Dividends paid (Note 7)	-	-	(1,836,000)	-	(1,836,000)
Comprehensive income (Note 3h.)	-	-	798,627	(92,082)	706,545
Balances as of December 31, 2025	$1,154,300	$230,860	$1,802,143	$(62,412)	$3,124,891

The accompanying notes are an integral part of these financial statements, which were authorized for issuance on June 19, 2026, by the undersigned officer.

Lic. Gerardo Balleza Arias

Legal Representative

6

Figures in thousands of pesos

	2025	2024
Operating Activities
Income before income taxes	$798,627	$959,662
Adjustment for non-cash items:
Share of earnings of the associate	(802,376)	(1,037,053)
Subtotal of items related to investing activities	(3,749)	(77,391)
(Increase) decrease in:
Related parties	3,466	89,352
Taxes recoverable and other current assets	1,009	(716)
(Decrease) increase in:
Income taxes paid	(1,154)	(3,968)
Suppliers	-	(295)
Accounts Payable and Other Accrued Expenses	261	170
Value-Added Tax	(478)	(12,325)
Net cash flows from operating activities	(645)	(5,173)
Investing activities
Dividends received from an associate	1,836,000	480,252
Net cash flows from investing activities	1,836,000	480,252
Cash to be received from financing activities	1,835,355	475,079
Financing activities
Dividends declared and paid (Note 7)	(1,836,000)	(480,252)
Net cash flows from financing activities	(1,836,000)	(480,252)
Decrease in cash and cash equivalents	(645)	(5,173)
Cash and cash equivalents at the beginning of the year	10,446	15,619
Cash and cash equivalents at the end of the year	$9,801	$10,446

The accompanying notes are an integral part of these financial statements, which were authorized for issuance on June 19, 2026, by the undersigned officer.

Lic. Gerardo Balleza Arias

Legal Representative

7

Amounts are in thousands of pesos, unless otherwise indicated

Note 1 - History and Operations of the Company:

Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (the Company) was incorporated on November 30, 1998, to participate in the privatization of the Mexican airport system. On December 9, 1998, the Company secured the right to acquire a percentage of the shares of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) pursuant to the share purchase agreement. The Company’s primary activity is to provide its related parties with professional and technical consulting services regarding airport management, in accordance with the Technical Assistance and Technology Transfer Agreement (CAT) signed with ASUR. Its registered office is located at Bosques de Alisos No. 47 - A, 4th Floor, Col. Bosques de las Lomas, Zip Code 05120, Cuajimalpa Municipality, Mexico City.

Note 2 - Basis of preparation:

Preparation of Financial Statements

Management has concluded that the company is considered a Non-Public Interest Entity (ENIP), since it does not trade securities or is not in the process of trading securities on a public market, does not manage assets on behalf of a broad group of third parties, and its decisions do not pose a systemic risk to the national or regional economy. Based on the foregoing and in accordance with NIF, the disclosures included in these financial statements are those applicable to this type of entity; therefore, they are not as extensive.

The accompanying financial statements have been prepared exclusively for presentation to the General Shareholders’ Meeting and to comply with the legal provisions to which the Company is subject.

Application of Mexican Financial Reporting Standards (NIF) and Supplementary Provisions

The accompanying financial statements as of December 31, 2025, and 2024, fully comply with the provisions of the NIFs to provide a fair presentation of the Company’s financial position. NIFs establish that the Financial Reporting Standards issued by the IASB (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and the Interpretations Committee (SIC) are supplementary to NIFs when their absence so requires. As of December 31, 2025, and 2024, the Company did not apply any supplementary IFRS, IFRIC, or SIC standards issued by the International Accounting Standards Board.

NIFs Applied Prospectively Due to Accounting Changes and NIFs Effective as of January 1, 2025, and 2024

Effective January 1, 2025, the Company prospectively adopted the following NIFs, INIFs, and Improvements to NIFs issued by the Mexican Council for Financial and Sustainability Reporting Standards (CINIF), which became effective as of that date. The NIFs, INIFs, and Improvements to the NIFs are not considered to have had a material impact on the financial information presented by the Company.

New NIFs 2025

NIF A-2 Uncertainties Regarding Going Concern. This NIF establishes the basis for analyzing events and conditions that could give rise to uncertainties regarding an entity’s going concern, as well as the measurement, presentation, and disclosure requirements applicable to the financial statements of an entity that:

a.     is a going concern but faces significant uncertainties regarding its ability to continue as a going concern;

b.     continues as a going concern but is undergoing a legal reorganization with the aim of maintaining its status as a going concern; or

c.     is not a going concern.

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Amendments to NIF 2025

NIF A-1 “Conceptual Framework for Financial Reporting Standards.” The disclosure of significant accounting policies is included to enable entities to disclose such policies more effectively.

NIF B-2 “Statement of Cash Flows.” Disclosure requirements are established regarding financing agreements for payments to suppliers (reverse factoring). These disclosures are generally applicable.

Changes were made to NIF B-3 “Comprehensive Income Statement,” NIF B-16 “Financial Statements of Not-for-Profit Entities,” and NIF C-3 “Accounts Receivable” to clarify that revenue must be presented net of variable amounts and may not be presented separately.

NIF B-4 “Earnings Per Share.” The scope of the standard has been modified; therefore, effective January 1, 2025, it will apply only to entities that have equity instruments listed or to be listed on a stock exchange.

NIF C-19 “Financial Instruments Payable.” It is clarified that a financial liability may be considered paid when an electronic payment system is used and if:

-       The entity does not have the ability to withdraw, suspend, or cancel the payment instruction, nor to access the cash paid.

-       The settlement risk associated with the electronic payment system is immaterial.

NIF D-1 “Revenue from Contracts with Customers.” When an entity that applies NIF enters into contracts that are economically similar to an insurance contract, it must apply the provisions of NIF D-1 and may not apply IFRS 17 on a supplementary basis, provided that: the entity does not reflect a risk assessment associated with a specific customer when setting the price; the customer is compensated through the provision of services rather than cash payments; and the transferred insurance risk arises from the frequency of use.

Likewise, amendments were made to the following NIFs, which do not result in accounting changes; consequently, no effective date is established, and these amendments involve only editorial adjustments and the incorporation of certain concepts. Among these improvements, the NIFs require the inclusion of “operational” and “sustainability” risks if they are material:

•      NIF A-1, Conceptual Framework for Financial Reporting Standards

•      NIF C-9, Provisions, Contingencies, and Commitments

•      NIF C-19, Financial Instruments Payable.

Among these changes, one of the most significant is the inclusion of operational risk and sustainability risk, as mentioned in NIF A-1.

Approval of the Financial Statements

The accompanying financial statements and notes were authorized for issuance on June 19, 2026, by the legal representative, Gerardo Balleza Arias.

Note 3 - Summary of Significant Accounting Policies:

The following is a summary of the most significant accounting policies, which have been consistently applied in the years presented, unless otherwise specified.

NIFs require the use of certain accounting estimates in the preparation of financial statements. They also require management to exercise judgment in defining the accounting policies to be applied by the Company. The principal accounting policies applied in the preparation of the financial statements are detailed below:

Recording, functional, and reporting currencies

Since the Company’s currency of record, functional currency, and reporting currency are all the Mexican peso, no currency conversion was necessary.

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Aeropuerto de Cancún, S.A. de C.V. (Aeropuerto de Cancún) holds an equity interest in Sociedad Operadora de Aeropuertos Centro Norte, S.A. (Airplan). Airplan is a Colombian company that reports its financial information in accordance with IFRS and in Colombian pesos. For the purpose of consolidating Airplan into ASUR, a reconciliation from IFRS to NIF is performed, followed by a conversion to Mexican pesos. The exchange rates used at the end of fiscal years 2025 and 2024 were 209.37 and 211.33 Colombian pesos per Mexican peso, respectively.

Cancún Airport is a subsidiary of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR), an entity in which the Company holds an investment in an associate.

There were no changes in the identification of these currencies compared to the prior fiscal year.

Effects of Inflation on Financial Information

In accordance with the guidelines of NIF B-10 “Effects of Inflation,” as of January 1, 2008, the Mexican economy has been in a non-inflationary environment, with cumulative inflation over the past three years remaining below 26% (the maximum threshold for defining an economy as non-inflationary); therefore, as of that date, the recognition of the effects of inflation in the financial statements was suspended. Consequently, the figures as of December 31, 2025, and 2024 in the accompanying financial statements are presented in historical pesos, adjusted for the effects of inflation on financial information recognized through December 31, 2007.

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The inflation rates are presented below, as indicated:

	December 31,
	2025%	2024%
For the year	3.69	4.21
Cumulative over the last three years (excluding the base year)	17.60	21.14
Cumulative over the last three years (considering the base year)	13.10	17.60

a.     Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and other highly liquid investments with insignificant risks of changes in value.

Cash and cash equivalents are initially recognized at fair value.

Highly liquid financial instruments are valued based on the Company’s intention for each type of instrument—that is, for trading purposes or held to maturity. Changes in fair value are recognized in the statement of comprehensive income as they occur.

b.     Accounts Receivable from Related Parties

Accounts receivable are recognized when the goods or services are rendered, that is, when control has been transferred in accordance with the contract entered into with the related parties. Accounts receivable are initially measured at the transaction price based on the contracts with related parties and subsequently at the outstanding transaction price less any rebates, discounts, or returns and the allowance for credit losses, if applicable.

When accounts receivable are expected to be collected within one year or less from the balance sheet date (or within the normal operating cycle of the business if that cycle exceeds this period), they are classified as current assets. If this condition is not met, they are classified as noncurrent assets.

c.     Investment in an Associate

Investments in associates are initially recognized based on the amount invested, contributed, or paid for the acquisition; contributions made in kind are recognized at fair value, unless they result from the capitalization of a debt, in which case they are recognized at the capitalized amount; Subsequently, these investments are accounted for using the equity method, which consists of adjusting the investment, contribution, or acquisition cost of the shares—the latter determined using the purchase method—by the proportionate share of comprehensive income or loss and distributions of earnings or capital repayments subsequent to the acquisition date.

Losses in associates that do not result from reductions in the percentage of ownership are recognized in the proportion to which they correspond, as follows: a) against the permanent investment, until it is reduced to zero; b) if any excess remains, it is recognized as a liability for legal obligations or obligations assumed on behalf of the associate; and c) any excess losses not recognized in accordance with the foregoing are not recognized.

The Company’s share of the associate’s results is presented separately in the statement of comprehensive income. See Note 6.

		Percentage of Shareholding
Investments	Ratio	2025	2024
Grupo Aeropuertario del Sureste, S.A.B. de C.V.	Affiliate	7.65%	7.65%

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d.     Provisions

Liability provisions represent present obligations arising from past events for which it is probable (more likely to occur than not) that an outflow of economic resources will occur in the future. These provisions have been recorded based on management’s best estimate.

e.     Current and Deferred Income Tax

Current and deferred income tax is recognized as an expense in the income statement for the period, except when it arises from a transaction or event that is recognized outside the income statement as other comprehensive income or an item recognized directly in equity.

Deferred income tax is recognized using the comprehensive asset and liability method, which involves recognizing deferred tax for all temporary differences between the carrying amounts and tax bases of assets and liabilities that are expected to reverse in the future (e.g., tax losses), at the rates enacted in the tax laws in effect as of the date of the financial statements. See Note 8.

As of the date of the financial statements, the Company did not identify any uncertain tax positions.

f.      Stockholders’ Equity

Paid-in capital, the legal reserve, retained earnings, and movements in these accounts are stated as follows: (i) movements occurring on or after January 1, 2008, at historical cost; and (ii) movements occurring prior to January 1, 2008, at their restated amounts, determined by applying factors derived from the National Consumer Price Index (INPC) through December 31, 2007, to their historical amounts. Consequently, the various components of shareholders’ equity are stated at their modified historical cost. See Note 7.

g.     Other Comprehensive Income

ORI consists of remeasurements related to employee benefits, as well as the translation effect from the investment in an associate. ORI represent revenues, costs, and expenses that, although already accrued, are pending realization, which is expected in the medium term, and their value may vary due to changes in the fair value of the assets or liabilities that gave rise to them; therefore, it is possible that they may not be realized in part or in full.

ORI are reclassified when realized and are no longer recognized as a separate component of stockholders’ equity; instead, they are recognized in net income (loss) for the period in which the underlying assets or liabilities are realized.

Other comprehensive income includes the effects of currency translation on investments in associates, which are included in equity and do not represent capital contributions, reductions, or distributions.

h.     Comprehensive Income

Comprehensive income consists of net income and the effects of currency translation, which are reflected in equity and do not constitute capital contributions, reductions, or distributions. The amounts of comprehensive income for 2025 and 2024 are expressed in historical pesos.

i.     Presentation of Costs, Expenses, and Additional Items in the Statement of Comprehensive Income

The Company presents costs and expenses in the statements of comprehensive income using a functional classification approach, the fundamental characteristic of which is to separate cost of sales from other costs and expenses. Additionally, to facilitate a better analysis of its financial position, the Company has deemed it necessary to present operating income separately in the income statement, as this is a common practice in the industry to which the Company belongs.

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j.     Revenue Recognition

Revenue derived from the provision of services in the normal course of the Company’s operations is recognized at the fair value of the consideration received or receivable. Revenue is presented net of value-added tax, rebates, and discounts.

Given the nature of the Company’s revenue—namely, the provision of professional and technical management services—revenue is recognized when the performance obligations have been fulfilled through the provision of the service to the customer.

Revenue derived from investments in associates is recognized using the equity method.

k.     Foreign exchange differences

Foreign currency transactions are initially recorded in the functional currency using the exchange rates in effect on the transaction date. Assets and liabilities denominated in such currencies are translated at the exchange rate in effect on the date of the statement of financial position. Differences arising from exchange rate fluctuations between the dates of the transactions and the dates of their settlement or valuation at year-end are recognized in the statement of comprehensive income as they accrue, as a component of RIF, except for those foreign exchange differences that are capitalized together with other components of RIF in the cost of qualifying assets.

Note 4 - Risk Management:

As of December 31, 2025, and 2024, the Company is exposed to financial risks as a result of its operations.

Financial risk management is carried out by the Treasury Department, in accordance with policies approved by senior management. The Company identifies, assesses, and hedges financial risks. Senior management has approved general policies regarding risk management, as well as policies addressing specific risks, such as price risk, credit risk, liquidity risk, and the investment of excess cash.

i.     Price Risk

Price risk associated with the purchase (sale) of goods necessary for its core operations is not considered significant, as the Company believes it has the ability to absorb fluctuations in the final selling price of the services provided to its customers.

The Company has a policy of investing its cash surpluses in demand instruments or very short-term instruments; therefore, market price risk is immaterial. As of December 31, 2025, and 2024, all of the Company’s cash surplus investments were held in demand instruments.

ii.     Credit Risk

Credit risk arises from cash and cash equivalents, as well as from accounts receivable from customers and contract assets.

Although cash and cash equivalents are also subject to impairment requirements, the identified impairment loss is immaterial. Regarding accounts receivable from related parties.

iii.     Liquidity Risk

Prudent management of liquidity risk involves maintaining sufficient cash and readily realizable securities, ensuring access to financing through an adequate amount of committed credit lines, and having the ability to close out market positions.

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The following table details the Company’s contractual maturities of its financial liabilities by maturity period. The table has been prepared based on undiscounted cash flows, starting from the first date on which the Company may be required to make a payment:

	Less than 3 months	Between 3 months and 1 year	More than 1 year
December 31, 2025:
Accounts Payable and Other Accrued Expenses	$-	$2,799	$-

	Less than 3 months	Between 3 months and 1 year	More than 1 year
December 31, 2024:
Accounts Payable and Other Accrued Expenses	$-	$2,539	$-

Note 5 - Balances and Transactions with Related Parties:

The companies mentioned in this note are considered affiliates, since the partners of those companies are also partners of the Company.

The principal balances as of December 31, 2025, and 2024, with related parties are shown below:

		December 31,
	Relationship	2025	2024
Accounts receivable:
Cancún Airport, S.A. de C.V. (1)	Subsidiary	$85,945	$86,747
Mérida Airport, S.A. de C.V. (1)	Subsidiary	9,111	10,652
Veracruz Airport, S.A. de C.V. (1)>	Subsidiary	3,855	4,920
Oaxaca Airport, S.A. de C.V. (1)	Subsidiary	4,821	4,105
Villahermosa Airport, S.A. de C.V. (1)	Subsidiary	3,662	4,002
Cozumel Airport, S.A. de C.V. (1)	Subsidiary	2,290	2,481
Huatulco Airport, S.A. de C.V. (1)	Subsidiary	2,526	2,418
Tapachula Airport, S.A. de C.V. (1)	Subsidiary	1,359	1,675
Minatitlán Airport, S.A. de C.V. (1)	Subsidiary	433	469
		$114,002	$117,469

(1)	Accounts receivable from related parties as of December 31, 2025, and 2024, are accounts arising from the Company’s own operations, representing receivables generated from the provision of services based on the amendment to the technical assistance and technology transfer agreement entered into between ASUR, ITA, and the Concessionaires (airports) in September 2021.

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During the years ended December 31, 2025, and 2024, the Company had the following transactions with related parties:

		December 31,
	Relationship	2025	2024
Revenue:

Technical assistance services (2) .
Cancún Airport, S.A. de C.V.	Subsidiary	$301,514	$296,137
Mérida Airport, S.A. de C.V.	Subsidiary	32,276	36,301
Veracruz Airport, S.A. de C.V.	Subsidiary	13,658	16,767
Oaxaca Airport, S.A. de C.V.	Subsidiary	17,080	13,991
Villahermosa Airport, S.A. de C.V.	Subsidiary	12,975	13,640
Cozumel Airport, S.A. de C.V.	Subsidiary	8,113	8,454
Huatulco Airport, S.A. de C.V.	Subsidiary	8,950	8,240
Tapachula Airport, S.A. de C.V.	Subsidiary	4,815	5,709
Minatitlán Airport, S.A. de C.V.	Subsidiary	1,531	1,599
		$400,912	$400,838

		December 31,
	Statement	2025	2024
Expenses:

Consulting costs:
CHPAF Holdings, S.A.P.I. de C.V.	Subsidiary	$174,350	$213,050
Autos Pullman, S.A. de C.V.	Subsidiary	174,350	213,050
Promecap Professional Services.	Subsidiary	325	271
		$349,025	$426,371

(2)  The Company signed a Technical Assistance and Technology Transfer Agreement (CAT) with Grupo Aeroportuario del Sureste, S.A. B. de C. V., and its Subsidiaries, with the objective of providing Technical Assistance, which includes the provision of Services and Consulting assistance regarding the Management of the Airports (Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz, and Villahermosa) to ensure the proper operation, management, and planning of the aforementioned airports, as well as to provide technical knowledge, inventions—whether protected by a patent or not—trade secrets, procedures, studies, methods, or experience and information related to the provision of airport and commercial services, as well as knowledge regarding business management and the provision of services referred to in Article 48 of the Airports Law.

On May 3, 2023, the parties entered into an Amendment Agreement to “The Technical Assistance Agreement” (CAT) with the objective of renewing its term for a period of 5 (five) years beginning on June 29, 2023.

Pursuant to the CAT, following the annual general meeting of shareholders of Grupo Aeroportuario del Sureste, S.A. B. de C. V., which approves the Group’s consolidated financial statements for the fiscal year, a comparison will be made between the amounts paid quarterly and the amount resulting from applying 5% (five percent) to the sum obtained by subtracting net revenue, the sum of costs, services rendered, and operating expenses corresponding to the airport group on a consolidated basis, if such amount exceeds the sum of the amounts paid quarterly, Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries shall pay the Company, no later than 15 business days after the holding of the Parent Company’s Annual General Meeting of Shareholders, the corresponding difference to cover the consideration as provided for in the contract; the additional payment shall be adjusted in the period following the date of the Meeting.

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In the event that ASUR defaults on any payment, it shall pay the Company, from the date the payment was due until the date it is actually made, gross interest on the unpaid amount at a rate equivalent to 1.5 times the daily average of the reference rate in effect and indicated by the Company for that period.

Note 6 - Investment in an Associated Company:

The investment in shares of Grupo Aeroportuario del Sureste, S. A. B. de C. V. is shown below.

Company	Percentage of Ownership	Amount determined in accordance with the equity method	2025	2024	Activity
Grupo Aeroportuario del Sureste, S. A. B. de C. V.	7.65%	$	3,012,650	$4,138,357	Management of nine airports in southeastern Mexico

The balance of the investment in the associate as of December 31, 2025, and 2024, is shown below:

	December 31,
	2025	2024
Investment in an associate as of January 1.	$4,138,357	$3,429,409
Share of earnings of the associate	802,376	1,037,053
Share of other comprehensive income of the associate	(92,082)	152,145
Net dividends (Note 7)	(1,836,000)	(480,252)
Investment in an associate as of December 31	$3,012,650	$4,138,357

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR) is a Mexican company that was incorporated in April 1998 as a federal government entity to manage, operate, and, where applicable, develop nine airports in southeastern Mexico, pursuant to a 50-year concession granted by the Ministry of Communications and Transportation (SCT) to the company’s subsidiaries in June 1998. The term of the concession may be extended by the parties under certain circumstances. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula, and Minatitlán.

Grupo Aeroportuario del Sureste, S. A. B. de C. V., holds a 60% equity interest in Aerostar Airport Holdings, LLC (Aerostar), which operates and manages the Luis Muñoz Marín International Airport (LMM Airport) located in San Juan, Puerto Rico, and 100% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), headquartered in Medellín, Colombia, operates and manages the following six airports under a single concession: Olaya Herrera Airport in Medellín, José María Córdova Airport in Rionegro, El Caraño Airport in Quibdó, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, and Las Brujas Airport in Corozal.

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Note 7 - Statement of Equity:

a.     Share Capital

Share capital as of December 31, 2025, is composed as follows:

Shares	Description	Amount
200	Represents the fixed portion of capital without withdrawal rights	$50
9,714,340	Represents the variable portion of capital with withdrawal rights	1,154,250
9,714,540	Share capital as of December 31, 2025	$1,154,300

The Company’s share capital is variable, with a fixed minimum amount of $50 pesos and an unlimited maximum amount. The shares have no par value.

The subscribed capital stock as of December 31, 2025, consists of 9,714,540 shares with no par value, of which 200 shares are Series “A” shares representing the fixed minimum amount without redemption rights. The remaining 9,714,340 shares correspond to Series “B,” “C,” and “D,” which represent the variable portion of the share capital.

From its date of incorporation through December 31, 2025, the Company has undergone various changes in its shareholders and share ownership. As of December 31, 2025, the Company’s share ownership is composed as follows: Mr. Felipe Chico Hernández 16.66%, Mr. Andrés Chico Hernández 16.66%, Mr. Pablo Chico Hernández 16.66%, and Inversiones Productivas Kierke, S.A. de C.V. 50%.

Net income for the fiscal year is subject to the legal provision requiring that at least 5% of net income for each fiscal year be allocated to increasing the legal reserve until it equals one-fifth of the amount of paid-in capital.

Dividends paid will be exempt from income tax if they are derived from the Net Taxable Income Account (CUFIN). Dividends exceeding the CUFIN and the reinvested CUFIN (CUFINRE) will be subject to a tax rate of 42.86%. The tax liability shall be borne by the Company and may be credited against the income tax liability for the fiscal year in which the dividend is paid. The remaining amount may be credited in the two immediately following fiscal years against the tax liability for those years and against estimated tax payments. Dividends paid that originate from profits previously subject to income tax shall not be subject to any withholding or additional tax payments. The Income Tax Law (LISR) establishes the obligation to maintain the CUFIN with profits generated through December 31, 2013, and to establish a new CUFIN with profits generated on or after January 1, 2014.

b.     Dividend Resolution

In Unanimous Resolutions Adopted Outside the Shareholders’ Meeting, held on May 29, 2025, September 30, 2025, and November 27, 2025, the shareholders of Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. agreed to set aside $1,147,500, $344,250, and $344,250, respectively, from total retained earnings to be distributed as dividends, which were paid on May 29, 2025, September 30, 2025, and November 27, 2025.

Note 8 - Income Tax:

i.	Income tax for the period is calculated by applying a 30% rate to taxable income. In 2025 and 2024, the Company recognized tax losses of $4,765 and $78,972, respectively. Tax income differs from accounting income primarily due to items that are accrued and deducted differently over time for accounting and tax purposes, the recognition of the effects of inflation for tax purposes, as well as items that affect only accounting income or tax income.

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ii.     During fiscal years 2025 and 2024, the Company did not generate current income tax liability nor recognize deferred income tax.

iii.     The reconciliation between the statutory and effective income tax rates is shown below:

	December 31,
	2025	2024
Income before income tax	$798,627	$959,662
Applicable income tax rate	30%	30%
	239,588	287,899

Additional (reduced) income tax effect from the following permanent items:
Annual inflation adjustment	(288)	(390)
Share of earnings from associates	(240,713)	(311,116)
Other changes	1,413	23,607
Income tax recognized in income	$-	$-
Effective income tax rate	0%	0%

iv.	As of December 31, 2025, and 2024, the main temporary differences on which deferred income tax was recognized are analyzed below:

	December 31,
	2025	2024
Deferred income tax asset:
Provision for costs and expenses	$1,810	$1,810
Tax losses	25,888	24,031
	27,698	25,841
Less:
Valuation reserve	(27,698)	(25,841)

Deferred income tax - Net	$-	$-

v.	As of December 31, 2025, the Company has accumulated tax losses totaling $86,293, the right to offset against future taxable income which expires as shown below:

Year	Restated Loss	Expiration Year
2024	81,528	2034
2025	4,765	2035
	$86,293

Note 9 - Commitments and Contingencies:

As of December 31, 2025 and 2024, the Company is involved in certain lawsuits and claims arising in the normal course of its operations, and in the opinion of its attorneys, none of these is expected to have a significant effect, either individually or in the aggregate, on its financial position, results of operations, or cash flows.

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Note 10 - New Accounting Standards:

The following describes a series of NIFs and Improvements to NIFs issued by CINIF, effective for the first time for periods beginning on or after January 1, 2025, 2026, and/or 2028, as applicable. It is believed that these NIFs and improvements to NIFs will not have a material impact on the financial information presented by the Company.

New NIFs

NIF B-1 “Basis for the Preparation and Presentation of Financial Statements” (formerly “Accounting Changes and Correction of Errors”) was updated to converge with IFRS. Its scope was expanded to establish general requirements for preparing and presenting the four basic financial statements, including the identification, grouping, or separation of line items, the frequency of comparative information, and the selection of accounting policies. In addition, standards from the Conceptual Framework applicable to the preparation of financial statements were incorporated. This standard is effective as of January 1, 2028.

NIF B-3 “Comprehensive Income Statement” (ERI): The standard was amended to align with IFRS. The structure of the ERI now classifies revenue, costs, and expenses into the following categories: operating, investing, financing, income taxes, and discontinued operations, eliminating the “Comprehensive Income from Financing Activities” line item, whose components are now presented according to the category from which they originated. This standard is effective as of January 1, 2028.

Amendments to NIF 2026

NIF B-11 “Disposal of Long-Lived Assets and Discontinued Operations.” It specifies that cash flows arising from the disposal of long-lived assets and discontinued operations must be presented on a prospective basis.

NIF C-10 “Derivative Financial Instruments and Hedging Relationships.” It clarifies that:

a)     Contracts entered into to acquire, deliver, or use a non-financial item must be treated as derivative financial instruments (DFIs) if they are irrevocably designated as measured at fair value through profit or loss upon initial recognition.

b)     Derivative financial instruments entered into with entities belonging to the same economic entity may be considered qualifying hedging instruments only in the individual financial statements of the contracting entities.

In addition, amendments were made to the following NIFs, which do not result in accounting changes; consequently, no effective date is established, and these amendments involve only editorial adjustments and the incorporation of certain concepts:

•      NIF A-1, Conceptual Framework for Financial Reporting Standards

•      NIF B-4, Statement of Changes in Equity

•      NIF B-6, Statement of Financial Position

•      NIF C-10, Derivative Financial Instruments and Hedging Relationships

•      NIF C-20, Financial Instruments for the Collection of Principal and Interest

•      NIF D-4, Income Taxes

New NIFs 2025

NIF A-2 “Uncertainties Regarding Going Concern.” This NIF establishes the basis for analyzing events and conditions that could create uncertainties regarding an entity’s going concern, as well as the measurement, presentation, and disclosure requirements applicable to the financial statements of an entity that:

a.     is a going concern but faces significant uncertainties regarding its ability to continue as a going concern;

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b.     continues as a going concern but is undergoing a legal reorganization with the aim of maintaining its status as a going concern; or

c.     is not a going concern.

Amendments to NIF 2025

NIF A-1 “Conceptual Framework for Financial Reporting Standards.” The disclosure of significant accounting policies is included to enable entities to disclose them more effectively.

NIF B-2 “Statement of Cash Flows.” Disclosure requirements are established regarding financing agreements for payments to suppliers (reverse factoring). These disclosures are generally applicable.

Changes were made to NIF B-3 “Comprehensive Income Statement,” NIF B-16 “Financial Statements of Not-for-Profit Entities,” and NIF C-3 “Accounts Receivable” to clarify that revenue must be presented net of variable amounts and may not be presented separately.

NIF B-4 “Earnings Per Share.” The scope of the standard has been modified; therefore, effective January 1, 2025, it will apply only to entities that have equity instruments listed or to be listed on a stock exchange.

NIF B-15 “Foreign Currency Translation.” Valuation bases (exchange rate estimates) and disclosures are established (financial effects, affected transactions, carrying amounts of assets and liabilities, estimation techniques, name of the foreign operation, summary financial information regarding it, as well as the nature and terms of any contractual agreement that could require the entity to provide financial support to the foreign operation, among others) applicable to entities whose currencies are not convertible as of the foreign currency translation date, which is consistent with IAS 21.

NIF C-6 “Property, Plant, and Equipment.” The special depreciation method is eliminated, as it should not be considered as such but rather as a practical way to apply the current depreciation methods. Additionally, a description of each depreciation method is included.

NIF C-19 “Financial Instruments Payable.” It is specified that a financial liability may be considered paid when an electronic payment system is used and if:

The entity does not have the ability to withdraw, stop, or cancel the payment instruction, nor to access the cash paid.

The settlement risk associated with the electronic payment system is immaterial.

NIF C-19 “Financial Instruments Payable” and NIF C-20 “Financial Instruments for the Collection of Principal and Interest.” For financial instruments payable (IFPs) that contain contingent clauses linked to the achievement of an environmental, social, or governance objective, EIPs must disclose: a description of the nature of the contingent event, quantitative information on potential changes in contractual cash flows, the amortized cost of the IFP, and its effect on comprehensive income.

NIF D-1 “Revenue from Contracts with Customers.” When an entity that applies NIF enters into contracts that are economically similar to an insurance contract, it must apply the provisions of NIF D-1 and may not apply IFRS 17 on a supplementary basis, provided that: the entity does not reflect a risk assessment associated with a specific customer when setting the price; the customer is compensated through the provision of services rather than cash payments; and the transferred insurance risk arises from the frequency of use.

Likewise, amendments were made to the following NIFs, which do not result in accounting changes; consequently, no effective date is established, and these amendments involve only editorial adjustments and the incorporation of certain concepts:

•      NIF A-1, Conceptual Framework for Financial Reporting Standards.

20

•      NIF B-8, Consolidated or Combined Financial Statements.

•      NIF B-9, Interim Financial Reporting.

•      NIF C-6, Property, Plant, and Equipment.

•      NIF C-8, Intangible Assets.

•      NIF C-9, Provisions, Contingencies, and Commitments.

•      NIF C-10, Derivative Financial Instruments and Hedging Relationships.

•      NIF C-19, Financial Instruments Payable.

•      NIF D-8, Share-Based Payments.

Among these changes, one of the most significant is the inclusion of operational risk and sustainability risk, as mentioned in NIF A-1.

Note 11 - Other Information:

As of December 31, 2025, management is in the process of determining the sustainability indicators required by the NIS; therefore, as of the date of presentation of the financial statements and their corresponding notes, no sustainability information is presented.

Lic. Gerardo Balleza Arias

Legal Representative

21

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries
Consolidated Financial Statements December 31, 2025 and 2024

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and Subsidiaries

December 31, 2025 and 2024

Contents	Page

Report of the Independent Auditors	2 to 6

Financial Statements:

Consolidated Statements of Financial Position	7

Consolidated Statements of Comprehensive Income	8

Statement of Changes in Consolidated Stockholders’ Equity	9

Consolidated Statements of Cash Flows	10

Notes to the Consolidated Financial Statements	11 to 83

1

Independent Auditors’ Report

To the General Shareholders’ Meeting of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinion

We have audited the consolidated financial statements of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the Company or the Group), which comprise the consolidated statement of financial position as of December 31, 2025, and the consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the year ended on that date, as well as the notes to the consolidated financial statements, which include material information on accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and its financial performance and cash flows for the year ended on that date, in accordance with IFRS (International Financial Reporting Standards) issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA). Our responsibilities under those standards are described below in the section “Auditors’ Responsibilities Regarding the Audit of the Consolidated Financial Statements” of this report. We are independent of the Company in accordance with the ethical requirements of the “Code of Professional Ethics of the Mexican Institute of Public Accountants, A.C.” (“IMCP Code”) that are relevant to audits of financial statements of Public Interest Entities (PIE) in Mexico and with the “International Code of Ethics for Professional Accountants (including International Independence Standards)” issued by the International Ethics Standards Board for Accountants (“IESBA Code”), as they relate to audits of the financial statements of PIE. We have also fulfilled our other ethical responsibilities in accordance with the ethical requirements of the IMCP Code and the IESBA Code. We believe that the audit evidence we have obtained provides a sufficient and appropriate basis for our opinion.

Key Audit Matters

The key audit matters are matters that, in our professional judgment, were of the greatest significance in our audit of the consolidated financial statements for the current fiscal year. These matters have been considered in the context of our audit of the consolidated financial statements as a whole and in forming our opinion on them; therefore, we do not express a separate opinion on these matters.

PricewaterhouseCoopers, S.C., Mariano Escobedo 573, Colonia
Bosque de Chapultepec I Sección, C.P. 11580 Mexico City

www.pwc.com/mx

2

Key Audit Matter	How our audit addressed the issue

1.     Compliance with the Maximum Rate Stipulated in the Concession Agreements

As discussed in Notes 21.1, 20.1.3, 3.1.1, and 3.1.4 to the consolidated financial statements, the regulations included in the concession agreements applicable to the airports operated by the Company in Mexico establish a maximum annual fee for each of these airports, which is the maximum annual amount of revenue per unit of traffic (one passenger or 100 kilograms of cargo) that the Company may receive and, therefore, recognize for the services provided, the prices of which are regulated. The concession agreements do not guarantee that each airport will receive the maximum permitted rates.

If the Company were to recognize revenue in excess of that maximum rate, the government regulatory authority could revoke one or more of the Company’s airport concessions in Mexico. Consequently, management regularly monitors regulated revenue in Mexico to ensure it does not exceed that limit.

We focus on the recognition of revenue subject to maximum rates in Mexico primarily due to its significance (14,680 million pesos for the fiscal year ended December 31, 2025) and because the application of the procedure established in the concession agreements to determine maximum rates and the collection of the necessary data are complex processes.

In particular, we focused our audit efforts on:

•      The process of calculating the maximum tariff and the following data used in that process: passenger traffic and cargo statistics.

•      The authorization of changes to Airport Usage Fees (TUA) and other airport services.

We have evaluated and considered the design and operational effectiveness of internal controls (including information technology controls) related to regulated revenues in Mexico, the determination and authorization of the maximum rate by the Management, as well as the related discounts. As part of our audit, we performed the following procedures:

1.     For a sample of daily transactions at each airport, we reconciled the data provided by the airlines in their arrival and departure manifests against the data recorded in the operating system used by the airports. The data reconciled included: the number of passengers subject to the Airport Usage Fee (TUA) and details of other airport services provided at regulated rates.

2.     For a sample of monthly transactions, we obtained a reconciliation between the operating system used by the airports and the Company’s accounting records.

3.     We compared the variables included in the calculation of the maximum rate, such as: the National Producer Price Index, excluding oil, as published by the National Institute of Statistics and Geography (INEGI); passenger traffic and cargo statistics from the operating system used by the airports; and authorized rates for airport services, TUA, and the exchange rate as published in the Official Gazette of the Federation.

4.     We independently reprocessed the calculation of the maximum fare, taking into account current regulations, the data, and the variables indicated above, and compared it with the Company’s results

3

Key Audit Matter	How our audit addressed the matter

5.      For a sample of transactions, we compared the rates used by the Company in calculating airport revenueas incorporated into the operating system used by the airportsagainst the most recent rates in effect published in the Official Gazette of the Federation for each airport.

6.      We compared the revenue recognized by the Company for domestic and international passenger access fees (TUA), as well as baggage inspection fees, with those determined through a reasonableness test, in which we multiplied the total number of passengers by the authorized rates.

2.     Acquisition of URW Airports, LLC (ASUR Airports LLC)

As described in Note 1.1 to the consolidated financial statements, on December 11, 2025, the subsidiary ASUR US Commercial Airports, LLC, acquired a 100% interest in ASUR Airports LLC, an entity that holds the rights to develop and operate retail stores and food and beverage concessions at three airports in the United States of America. The consideration amounted to $5,627 million.

The fair value of the assets acquired, the liabilities assumed, the noncontrolling interest, and goodwill amounted to $13,619, $8,599, $65, and $672 million, respectively.

During our audit, we focused on the recognition of this acquisition because determining the fair value of goodwill and investment properties requires the exercise of significant judgment.

As part of our audit, we performed the following procedures:

We evaluated and considered the design and operational effectiveness of the controls related to the recognition of the acquisition.

With the support of our valuation experts, we performed the following procedures:

1.     Through selective testing, we compared the models used to determine fair values with the methods and models used and recognized in the industry.

4

Key Audit Matter	How our audit addressed the matter
In particular, we focused our audit efforts on the method and model used and the most significant assumptions made by management in preparing the discounted cash flow projections, which are as follows: (i) the passenger growth rates and base inflation rates for revenue and expenses, and (ii) the discount rates used.	2. In addition: a) we compared the actual results for the current year with the budgeted figures from the previous year to assess whether any assumptions included in the projections might be considered overly optimistic, b) we compare passenger growth rates against the Company’s historical data, as well as inflation rates against official data from the U.S. Federal Reserve, which served as the basis for revenue growth, and we compare expense growth with trends in the Company’s historical data; c) We compared the discount rate used by the Company with recognized market rates for the specific industry.

Other Information

The Company’s management is responsible for the other information. This other information comprises the Annual Report filed with the National Banking and Securities Commission (CNBV), which will be issued after the date of this report, but does not include the consolidated financial statements or this report by the independent auditors.

This other information is not covered by this opinion on the consolidated financial statements, and we will not express any opinion or other form of conclusion that provides a degree of assurance regarding it.

However, in connection with our audit of the Company’s consolidated financial statements, our responsibility is to read this other information when it becomes available and to assess whether such information is materially inconsistent with the consolidated financial statements or our knowledge obtained through our audit, or appears to contain a material error based on other circumstances.

Once we have reviewed the other information which we have not yet received we must issue the statement on the Annual Report required by the CNBV, and if we detect a material error in it, we must communicate this to the Company’s management and in said statement.

Responsibilities of Management and the Company’s Governance Body Regarding the Consolidated Financial Statements

The Company’s management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the internal control it deemed necessary to enable the preparation of consolidated financial statements free from material misstatements, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern; disclosing, where applicable, matters related to going concern; and using the going concern basis of accounting, unless management intends to liquidate the Company or cease operations, or there is no realistic alternative but to do so.

The Company’s governance body is responsible for overseeing the Company’s financial reporting process.

5

Auditors’ Responsibilities in Relation to the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance that the consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but it does not guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement, if one exists. Errors may result from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions that users make based on the consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain an attitude of professional skepticism. We also:

•	Identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error; we design and perform audit procedures to address those risks; and we obtain sufficient and appropriate audit evidence to support our opinion. The risk of failing to detect a material misstatement due to fraud is higher than that resulting from an unintentional error, as fraud may involve collusion, forgery, deliberate omissions, intentionally misleading representations, or the circumvention of internal controls.

•	Obtain an understanding of the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate whether the accounting policies applied are appropriate and whether the accounting estimates and the related disclosures presented by management.

•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting for prepare the consolidated financial statements, and whether, based on the audit evidence obtained, there is material uncertainty arising from events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to issue a modified opinion. Our conclusions are based on the audit evidence obtained as of the date of our audit report. However, future events or conditions may cause the Company to cease to be a going concern.

We evaluate, as a whole, the presentation, structure, and content of the consolidated financial statements, including the related disclosures in the notes, and whether the consolidated financial statements reasonably present the underlying transactions and events.

•	We plan and perform the group audit to obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and review of the audit work performed for the purposes of the group audit. We are solely responsible for our audit opinion.

•	We communicate with the Company’s management regarding, among other matters, the scope and timing of the audit and the significant findings of the audit, as well as any significant internal control deficiencies we identify in the course of our audit.

•	We also provide the Company’s governance body with a statement confirming that we have complied with applicable ethical requirements regarding independence and disclose to them all relationships and other matters that could reasonably be expected to influence our independence, and, where applicable, the corresponding actions taken to eliminate threats or the safeguards applied.

•	Among the matters communicated to the Company’s management, we identified those that were of greatest significance in the audit of the consolidated financial statements for the current fiscal year and are, consequently, the key audit matters. We describe these matters in our audit report unless laws or regulations prohibit their public disclosure or, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so could reasonably be expected to outweigh the public interest benefits.

The name of the partner in charge of the audit is provided below.

PricewaterhouseCoopers, S. C.

Audit Partner

C.P.C. Antonio Nivón Trejo

Mexico City, March 13, 2026

Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position as of December 31, 2025 and 2024

Thousands of Mexican pesos

	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$11,116,335	$20,083,457
Restricted cash and cash equivalents (Note 5.1)	2,041,027	2,043,625
Accounts receivable Net (Note 6.1)	2,562,309	2,804,341
Notes receivable from third parties	100,696	100,696
Income taxes recoverable (Note 15 b)	1,112,994	110,327
Creditable value-added tax	160,132	107,223
Inventories	93,237	58,220
Other assets	691,057	348,122
Total current assets	17,877,787	25,656,011
NON-CURRENT ASSETS:
Investments in securities (Note 6.3)		1,537,688
Land, Furniture, and Equipment Net (Note 7)	303,068	268,450
Investment Properties - Net (Notes 8 and 10)	12,758,949
Intangible assets, airport concessions, and goodwill - Net (Note 9)	58,022,949	55,886,163
Investments accounted for using the equity method equity method (Note 19.2 e)	283,108	288,440
Total assets	$89,245,861	$83,636,752

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
Bank loans (Note 12)	$220,356	$687,716
Current liabilities (Note 13)	405,494	443,814
Lease Liabilities (Note 10)	1,394,981	22,496
Income taxes payable	423,644	1,821,426
Accounts payable and accrued expenses (Note 11)	3,458,705	2,911,554
Total current liabilities	5,903,180	5,887,006
NON-CURRENT LIABILITIES:
Bank loans (Note 12)	18,396,343	2,163,853
Long-term debt (Note 13)	8,464,370	10,064,073
Lease Liabilities (Note 10)	6,720,103	-
Deferred income tax (Note 15(a))	3,278,190	3,852,813
Employee benefits	77,309	56,382
Total liabilities	42,839,495	22,024,127
STATEMENT OF EQUITY (Note 14):
Stock Capital	7,767,276	7,767,276
Capital Reserves	2,542,227	25,733,425
Other comprehensive income	(788,686)	391,485
Retained earnings	29,987,071	20,320,736
Equity attributable to the controlling interest	39,507,888	54,212,922
Noncontrolling interest	6,898,478	7,399,703
Total stockholders' equity	46,406,366	61,612,625
Total Liabilities and Shareholders' Equity	$89,245,861	$83,636,752

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive IncomeBy Expense Category

Years ended December 31, 2025 and 2024

Thousands of Mexican pesos

	2025	2024
Revenue (Notes 3 and 21.1.):
Aeronautical revenue	$19,387,860	$18,589,161
Non-Aeronautical Services	10,499,263	9,895,327
Construction services (Note 3.1.3)	7,350,308	2,848,299
Total revenue	37,237,431	31,332,787

Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services	12,547,191	10,645,044
Cost of construction services	7,350,308	2,848,299
Administrative expenses	346,047	319,638
Total operating costs and expenses	20,243,546	13,812,981

Operating income	16,993,885	17,519,806
Interest income	1,440,338	1,615,065
Interest payable	(1,535,163)	(826,708)
Gain on foreign exchange fluctuations	965,070	2,604,447
Loss from foreign exchange fluctuations	(2,899,855)	(531,957)
	(2,029,610)	2,860,847
Share of earnings from investments accounted for using the equity method	(5,333)	(7,760)

Income before income taxes	14,958,942	20,372,893
Income taxes (Note 15a):
Income tax	4,034,245	6,342,455
Net income for the period	$10,924,697	$14,030,438
Net income for the period attributable to:
Controlling interest	$10,488,903	$13,551,429
Non-controlling interest	435,794	479,009
	$10,924,697	$14,030,438
Other comprehensive income:
Items that will not be reclassified to net income for the period:
Remeasurement of employee benefit obligations (net of taxes)	$(13,766)	$(17,233)
Items that may be reclassified to net income for the period:
Foreign currency translation effect from subsidiaries	(1,775,991)	2,818,418
Total comprehensive income for the period	$9,134,940	$16,831,623
Comprehensive income for the period attributable to:
Controlling interest	$9,294,966	$15,545,374
Non-controlling interest	(160,026)	1,286,249
Total comprehensive income for the period	$9,134,940	$16,831,623
Basic and diluted earnings per share expressed
in Mexican pesos (Note 19.19)	$34.96	$45.17

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Statement of Changes in Consolidated Stockholders’ Equity

Years ended December 31, 2025 and 2024

Thousands of Mexican pesos

		Capital reserve
	Paid-in capital	Legal reserve	Reserve for repurchase of treasury stock	Effect of foreign currency translation	Retained earnings	Noncontrolling interest	Total stockholders’ equity
Balances as of January 1, 2024	$7,767,276	$2,542,227	$11,554,572	$(1,619,693)	$24,700,966	$6,645,850	$51,591,198
Comprehensive income:
Net income for the period					13,551,429	479,009	14,030,438
Foreign currency translation effect from investment in foreign subsidiaries				2,011,178		807,240	2,818,418
Reversals of employee benefit obligations					(17,233)		(17,233)

Total comprehensive income				2,011,178	13,534,196	1,286,249	16,831,623
Increase in reserve for repurchase of treasury stock (Note 14)			11,636,626		(11,636,626)
Aerostar capital reduction minority interest (Note 19.2)						(102,067)	(102,067)
Aerostar dividend minority interest (Note 19.2)						(430,329)	(430,329)
Ordinary and special dividends paid on May 29
May and June 26, 2024 ($10.93 and $10.00 per share) (Note 14)					(6,277,800)		(6,277,800)

Balances as of December 31, 2024	7,767,276	2,542,227	23,191,198	391,485	20,320,736	7,399,703	61,612,625
Comprehensive income:
Net income for the period					10,488,903	435,794	10,924,697
Foreign currency translation effect from investment in foreign subsidiaries				(1,180,171)		(595,820)	(1,775,991)
Reversals of employee benefit obligations					(13,766)		(13,766)

Total comprehensive income				(1,180,171)	10,475,137	(160,026)	9,134,940
Transfer from reserve for repurchase of treasury stock (Note 14)			(23,191,198)		23,191,198
Aerostar capital reductio nminority interest (Note 19.2)						(105,987)	(105,987)
Aerostar dividend minority interest (Note 19.2)						(235,212)	(235,212)
Ordinary dividend paid on May 29 and paid on September 30 and November 27, 2025 ($50.0, $15.0, and $15.0, respectively) (Note 14)					(24,000,000)		(24,000,000)

Balances as of December 31, 2025	$7,767,276	$2,542,227	$-	$(788,686)	$29,987,071	$6,898,478	$46,406,366

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2025 and 2024

Thousands of Mexican pesos

	2025	2024
Operating Activities
Income before income taxes	$14,958,942	$20,372,893
Adjustments for non-cash items:
Share of earnings from the joint venture
accounted for using the equity method	5,333	7,760
Depreciation and amortization (Notes 4, 7, and 9)	3,260,815	2,322,984
Interest receivable	(1,440,337)	(1,615,065)
Interest payable	1,564,109	826,708
Foreign exchange loss	1,051,992	531,957
Foreign exchange gain	(284,877)	(2,320,904)
Changes in working capital:
Accounts receivable (Note 6.1)	359,431	(427,670)
Taxes recoverable and other assets	1,154,447	(560,929)
Accounts payable and accrued expenses (Note 11)	(1,661,871)	923,931
	18,967,984	20,061,665
Income taxes paid (Note 15)	(6,619,371)	(4,490,624)
Net cash flows from operating activities	12,348,613	15,571,041

Investing activities
Payment for the acquisition of the subsidiary ASUR Airports, net of cash	(5,112,151)
Improvements to concession assets and acquisition of furniture
and equipment (Note 9)	(7,807,852)	(4,394,462)
Interest collected	1,439,022	1,483,246
Restricted cash (Note 5.1)	(168,571)	(123,394)
Investments in securities (Note 6.3)	1,537,688	281,261
Net cash used in investing activities	(10,111,864)	(2,753,349)

Financing activities
Proceeds from bank loan (Note 12)	21,065,000
Restricted cash (Note 5.1)	171,169	(304,831)
Repayment of bank loan (Note 12)	(5,175,000)	(538,712)
Principal portion of lease payments	(5,709)	(5,335)
Repayment of long-term debt (Note 13)	(263,130)	(224,914)
Interest paid (Note 12)	(1,371,116)	(938,155)
Loan origination fees (Note 12)	(173,947)
Dividends paid and repayment of
Aerostar capital (Minority interest) (Note 19.2)	(366,684)	(628,609)
Dividends paid (Note 14)	(24,000,000)	(6,277,800)
Net cash used in financing activities	(10,119,417)	(8,918,356)
(Decrease) Increase in cash and cash equivalents	(7,882,668)	3,899,336
Cash and cash equivalents at the beginning of the year	20,083,457	13,872,897
(Foreign exchange loss) Gain on cash and cash equivalents	(1,084,454)	2,311,224
Cash and cash equivalents at year-end	$11,116,335	$20,083,457

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements December 31, 2025 and 2024

Thousands of Mexican pesos ($), thousands of U.S. dollars (USD$), and thousands of Colombian pesos
(COP$) except for number of shares, earnings per share, and exchange rates

Note 1 - History of the Company:

In June 1998, in Mexico, the Ministry of Communications and Transportation (SCT) granted Grupo Aeroportuario del Sureste, S. A. B. de C. V. (the Company) nine concessions to manage, operate, develop, and, where applicable, construct the Southeast Airports for a term of 50 years beginning November 1, 1998. In accordance with the General Law on National Assets, all land, movable property, and permanent equipment at the airports including any improvements made during the term of the concessions are the property of the Mexican government. The term of the concessions may be extended by the parties under certain circumstances, in accordance with Article 15 of the Airports Law, which provides, among other things: 1) the Company has fulfilled the conditions set forth in the respective concession title; 2) the Company requests the extension before the start of the final five years of the concession’s term; and 3) the Company accepts the new conditions.

The Company, through its subsidiary Aeropuerto de Cancún, S. A. de C. V. (Aeropuerto de Cancún), holds a 60% equity interest in Aerostar Airport Holdings, LLC (Aerostar), which operates and manages Luis Muñoz Marín International Airport (LMM Airport) located in San Juan, Puerto Rico, and 100% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (Airplan), based in Medellín, Colombia, operates and manages, under a single concession (Contract 8000011-OK), the following six airports: Olaya Herrera Airport in Medellín, José María Córdova Airport in Rionegro, El Caraño Airport in Quibdó, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, and Las Brujas Airport in Corozal.

As of December 31, 2025, and 2024, 49.36% and 57.02%, respectively, of the Company’s common stock is held by the general investing public; the stock is listed on the New York Stock Exchange (NYSE) and the Mexican Stock Exchange (BMV). Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) held 7.65% in both years, CHPAF Holdings, S. A. P. I. de C. V. 21.67% in both years, Inversiones Productivas Kierke, S. A. de C. V. 12.33% in both years, Grupo ADO, S. A. de C. V. 1.33% in both years, and BlackRock, Inc. 7.66% in 2025. Share ownership is divided among various shareholders, with no individual or specific group directly controlling the Company.

1.1     Material Event

Acquisition of ASUR Airports LLC

On December 11, 2025, the Company, through its subsidiary ASUR US Commercial Airports LLC (ASUR US Commercial)a commercial entity incorporated on July 14, 2025, organized under the laws of the State of Delaware, United States of America (which in turn is a subsidiary of Cancún Airport) entered into an investment agreement to acquire the shares of URW Airports LLC (URW Airports), which was incorporated on February 13, 1998, in the State of Delaware and is headquartered in Los Angeles, California.

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024

ASUR Airports LLC (formerly URW Airports) and its subsidiaries hold the rights to develop and operate retail and food and beverage outlets in certain terminals at three U.S. airports: Terminal 5 at Chicago O’Hare International Airport (“ORD”); Terminals 1, 2, 3, and 6, as well as the Tom Bradley International Terminal and the Bradley West Gates concourse of Los Angeles International Airport (“LAX”); and Terminals 1 and 8 at John F. Kennedy International Airport in New York (JFK T1 and 8). ASUR Airports, LLC (ASUR Airports) holds a 100% equity interest in its subsidiaries ASUR Airports JFK T1, LLC and ASUR Airports JFK T8, LLC, which in turn hold an 81.38% equity interest in their subsidiary JFK T8 Innovation Partners, LLC, with the remaining 18.62% held by Phoenix Infrastructure Group Investments JFK T8, LLC.

In accordance with International Financial Reporting Standard 3 “Business Combinations” (IFRS 3), the acquisition is considered a business combination and, therefore, has been accounted for using the purchase method set forth in IFRS 3. The acquisition was accounted for by allocating the fair value among the total acquired assets and assumed liabilities, based on the fair values determined as of the acquisition date. The excess of the acquisition cost over the net fair values of the acquired assets and assumed liabilities has been recorded as goodwill.

The transactions resulted in the provisional recognition of goodwill of $672,538 as of the date of the business combination. The goodwill associated with this business combination is not deductible for income tax purposes. This goodwill consists of the fair value of investment properties and future economic benefits associated with the management of commercial spaces, which do not meet the identifiability criteria to be recognized separately and, therefore, remain included in goodwill.

The fair value of the accounts receivable and notes receivable included in the business combination is similar to their contractual value, and the amounts are not expected to present any recoverability issues.

The lease liability was determined based on the requirements of IFRS 16, taking into account the fixed and variable payments to be made to the LAX and JFK airport authorities and calculating the present value of the remaining payments as if the lease were new. The right-of-use asset is measured at the same amount, adjusted for any lease terms that are more or less favorable than market conditions. Similarly, this amount was recognized as a right-of-use asset, and in accordance with the guidance in IAS 40, it will be treated as an investment property, with subsequent measurement performed in accordance with the provisions of that standard.

To determine the fair value of the noncontrolling interest, comparable market values were used (based on a sample of comparable publicly traded companies). The most relevant assumptions considered were revenue multiples and earnings before interest, taxes, amortization, depreciation, and adjustments applied to the net control premium.

The following table summarizes the consideration related to ASUR Airports as of the date of the business combination:

December 11, 2025
Total consideration	$5,627,122

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025 and 2024

The following table presents the preliminary allocation of the purchase price to the net assets acquired from ASUR Airports, LLC (formerly URW Airports) as a result of the business combination as of the acquisition date:

Fair value
Current
CURRENT:
Cash and cash equivalents	$514,971
Other current assets	314,647
Current assets	829,618

NON-CURRENT:
Investment properties	12,789,029
Other Assets - Net	460
Non-current assets	12,789,489
Total Assets	$13,619,107

Liabilities
CURRENT:
Lease Liabilities	$1,381,804
Other current liabilities	379,311
Current liabilities	1,761,115

NON-CURRENT:
Lease liabilities	6,735,383
Other non-current liabilities	102,715
Non-current liabilities	6,838,098
Total Liabilities	$8,599,213

Net assets acquired in the business combination	$5,019,894
Noncontrolling interest	65,310
Goodwill as of the acquisition date (Note 9.1)	$672,538

The main characteristics of the fair value adjustments are described below:

Category	Item	Methodology
Tangible assets: Investment Properties	Development and management rights for commercial properties	Income Approach (discounted cash flow methods)
Right-of-use assets under leases	Rights under lease agreements	Revenue approach (discounted cash flow methods)

Grupo Aeroportuario del Sureste,

S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements December 31, 2025 and 2024

Category	Item	Methodology
Liabilities: Lease Obligations	Short- and long-term lease liabilities	Fixed and variable payments that are substantively fixed, discounted using an incremental rate

The projections used as the basis for applying the methodologies described above were based on the business plans approved by the management of ASUR Airports, LLC at the time of the acquisition, which subsequently served as the basis for the impairment analysis performed by management as of the date of the consolidated financial statements.

The goodwill recognized by the Company represents assets that are inseparable due to the growth potential and development opportunities of ASUR Airports, LLC. No contingent liabilities arising from this acquisition have arisen that need to be recorded; nor are there any contingent consideration agreements.

Acquisition costs totaled approximately $91,000 and were recorded in the income statement under administrative expenses.

Measurement Period

As of December 31, 2025, and since sufficient information was not available as of the acquisition date to measure the provisional allocation of the purchase price, the Company determined and recognized provisional amounts until the necessary information becomes available. Consequently, the amounts recognized for these items are provisional and may change during the measurement period (which does not exceed one year from the acquisition date) as additional information is obtained regarding facts and circumstances existing as of the acquisition date.

The accounting treatment of the business acquisition remains provisional because the Company is in the process of obtaining sufficient information to determine the corresponding tax bases, primarily with respect to deferred taxes associated with investment properties. Consequently, the amount of deferred tax will be assessed once the relevant information becomes available within the measurement period permitted by IFRS 3. Such an adjustment will be recognized retrospectively against goodwill if it reflects the information obtained regarding the facts and circumstances existing as of the acquisition date.

Pursuant to the purchase agreement between URW Airports (seller) and ASUR US Commercial (buyer), the buyer may request an adjustment to working capital from the seller, which would impact the transaction price; depending on the outcome, the buyer would have to pay or receive the amount determined by this adjustment, based on evidence 90 days after the transaction’s closing date. Any adjustment during the measurement period will be recognized retrospectively as if it had been recognized on the acquisition date and will result in corresponding adjustments to goodwill.

Pro forma financial information for ASUR Airports, LLC (formerly URW Airports):

If ASUR Airports, LLC had been consolidated as of January 1, 2025, the consolidated statement of comprehensive income would have included operating revenue of $2,063,865 and net income of $711,233.

1.2     . Sustainability and Climate

In 2022, the Group established the Sustainability Committee, chaired by an independent director, to support the Audit Committee in ESG (Environmental, Social, and Governance) decisions. Its functions include: overseeing the sustainability strategy, reviewing and recommending goals, monitoring mitigation and adaptation initiatives, and reviewing the sustainability report prior to publication.

The Company identified priority risks associated primarily with the interaction of airport operations with the environmental and regulatory landscape. These include risks related to ecosystem pressures that could lead to operational disruptions, as well as risks of non-compliance with applicable environmental regulations that could result in penalties, operational restrictions, or impacts on concessions.

Additionally, relevant issues from a regulatory and operational perspective were identified; although these are not considered financially material over the assessed time horizon, they are continuously monitored as part of the Company’s risk management system.

Risks. The Company identified extreme heat as the primary physical risk to the Company, due to its impact on energy consumption associated with air conditioning systems. Likewise, hurricanes pose a significant risk to specific airports, particularly Cancún and San Juan in Puerto Rico. Regarding transition risks, the following are identified as priorities: rising operating costs for airlines, with a potential impact on passenger demand; higher electricity costs; and the requirement to integrate renewable energy.

The Company evaluated the measures and actions implemented regarding sustainability and climate change and determined that their financial effects are already incorporated into the accounting estimates and judgments reflected in the financial statements, with no additional material impacts identified.

Note 2 - Segment Information:

The Company is a Mexican entity that was incorporated in April 1998 as a federal government agency to manage, operate, maintain, and develop nine airports in southeastern Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula, and Minatitlán.

In addition, Cancún Airport holds a 100% majority stake in the following subsidiaries of the Company: Caribbean Logistics, S.A. de C. V. and Cargo RF, S.A. de C.V., companies that provide warehousing, handling, storage, and custody services for foreign trade goods and services related to the bonded area at airports concessioned to third parties; and Cancún Airport Services, S.A. de C. V., whose main activity is establishing and operating stores, establishments, and branches for the sale of all kinds of products; ASUR Dominicana, LLC, a commercial entity incorporated for the purpose of developing and constructing an international airport in Bávaro, Dominican Republic. ASUR Dominicana, LLC, in turn, holds a 25% equity interest in the associate Aeropuerto Internacional de Bávaro AIB, S.A.S.

As mentioned in Note 1.1, in December 2025, the Company acquired the subsidiary ASUR Airports (formerly URW Airports), with a 100% equity interest, and an 81.38% equity interest in its subsidiary JFK T8 Innovation Partners, LLC. Through its 60% equity interest, the Company controls Aerostar, and through its 100% equity interest, it controls Airplan.

See segment information on the following page.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Year ended				ASUR
December 31, 2025	Cancún	Aerostar (*)	Airplan (**)**	Airports (***)	Mérida	Villahermosa	Services	Other	Consolidation	Total
Revenue from contracts with customers:
Revenue from aeronautics	$10,544,808	$2,371,524	$2,743,088 $		$1,230,316	$468,345		$2,029,779		$19,387,860
Non-aeronautical revenue	6,344,934	2,283,952	1,061,486	133,143	291,639	83,079	$1,148,746	301,030	$(1,148,746)	10,499,263
Revenue from construction services	4,847,755	769,893	19,284	-	192,466	147,291		1,373,619		7,350,308
Cost of aeronautical and non-aeronautical services	(4,814,951)	(2,260,547)	(1,574,580)	(137,691)	(552,881)	(210,262)	(49,466)	(834,743)	1,148,746	(9,286,375)
Cost of Construction Services	(4,847,755)	(769,893)	(19,284)	-	(192,466)	(147,291)		(1,373,619)		(7,350,308)
Operating income	10,973,948	1,620,787	997,245	(4,548)	813,138	286,261	1,086,446	1,220,608		16,993,885
Non-current assets	26,865,015	17,596,710	1,708,367	13,377,481	3,707,893	1,446,857	39,142,439	7,979,199	(40,455,887)	71,368,074
Total assets	36,044,519	20,417,313	3,787,621	14,277,714	4,191,985	1,723,935	39,610,905	9,647,756	(40,455,887)	89,245,861
Total Liabilities	21,330,210	10,703,705	1,554,262	8,569,728	76,563	110,226	167,307	327,494		42,839,495
Improvements to leased assets purchase of furniture and equipment during the fiscal year	4,979,595	856,102	23,901	2,385	191,773	181,147		1,572,949		7,807,852
Amortization and Depreciation	(767,618)	(774,142)	(1,232,755)	-	(155,936)	(54,901)	(6)	(275,458)		(3,260,815)
Revenue Recognition Timing
At a specific point in time:
Aviation revenue	9,318,916	1,492,797	2,721,817		1,129,569	428,563		1,870,059		16,961,721
Non-aeronautical revenue	1,155,654	492,680								1,648,334

Total	$10,474,570	$1,985,477	$2,721,817	$-	$1,129,569	$428,563	$-	$1,870,059	$-	$18,610,055
Over time:
Aviation revenue	1,225,891	878,727	21,271		100,747	39,782	-	159,721		2,426,139
Non-aeronautical revenue	5,189,280	1,791,272	1,061,486	133,143	291,639	83,079	1,148,747	301,030	(1,148,747)	8,850,929
Revenue from construction services	4,847,755	769,893	19,284		192,466	147,291	-	1,373,619		7,350,308
Total	$11,262,926	$3,439,892	$1,102,041	$133,143	$584,852	$270,152	$1,148,747	$1,834,370	$(1,148,747)	$18,627,376

(*) Subsidiary located in Puerto Rico

(**) Subsidiary located in Colombia

(***) Subsidiary located in the United States of America

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Year ended								Adjustments as of
December 31, 2024	Cancún	Aerostar (*)	Airplan (**)	Mérida	Villahermosa	Services	Other	Consolidation	Total
Revenue from contracts with customers:
Revenue from aeronautical activities	$10,414,204	$2,208,073	$2,465,434	$1,122,018	$462,282		$1,917,150		$18,589,161
Non-aeronautical revenue	6,424,750	1,981,707	857,301	268,600	85,396	$1,157,048	277,573	$(1,157,048)	9,895,327
Revenue from construction services	1,488,898	626,195	25,387	177,339	88,466		442,014		2,848,299
Cost of aeronautical and non-aeronautical services	(4,958,839)	(1,932,670)	(1,363,220)	(517,221)	(202,602)	269,525	(774,081)	1,157,048	(8,322,060)
Cost of Construction Services	(1,488,898)	(626,195)	(25,387)	(177,339)	(88,466)	-	(442,014)	-	(2,848,299)
Operating income	11,157,227	1,528,467	1,540,947	728,867	293,650	1,106,922	1,163,726		17,519,806
Non-current assets	24,122,818	20,215,783	3,228,074	3,660,686	1,321,282	53,428,740	6,696,067	(54,692,709)	57,980,741
Total assets	38,646,834	23,562,476	6,792,163	4,328,447	1,657,410	54,291,248	9,050,883	(54,692,709)	83,636,752
Total Liabilities	6,999,215	12,434,805	2,165,623	27,997	95,270	123,514	177,702		22,024,126
Improvements to leased assets purchase of furniture and equipment during the fiscal year	2,644,300	707,709	25,751	213,364	100,603		702,735		4,394,462
Amortization and Depreciation	(722,888)	(728,643)	(418,568)	(144,530)	(51,426)	(13)	(256,916)		(2,322,984)
Revenue Recognition Timing
At a specific point in time:
Aviation revenue	9,145,275	1,445,579	2,399,113	1,029,896	423,299		1,758,279		16,201,441
Non-aeronautical revenue	1,123,689	429,694							1,553,383

Total	$10,268,964	$1,875,273	$2,399,113	$1,029,896	$423,299	$-	$1,758,279	$-	$17,754,824
Over time:
Aviation revenue	1,268,929	762,494	66,321	92,122	38,983		158,871		2,387,720
Non-aeronautical revenue	5,301,061	1,552,013	857,301	268,600	85,396	1,157,048	277,573	(1,157,048)	8,341,944
Revenue from construction services	1,488,898	626,195	25,387	177,339	88,466		442,014		2,848,299
Total	$8,058,888	$2,940,702	$949,009	$538,061	$212,845	$1,157,048	$878,458	$(1,157,048)	$13,577,963

(*)     Subsidiary located in Puerto Rico

(**)     Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S.A.B.d

C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Note 3 - Revenue from customer contracts:

3.1     Revenue Recognition

At the airports operated by the Company, revenue is generated from external customers through the provision of aeronautical services to airlines and the provision of ancillary services. Additionally, the Company recognizes revenue from construction services, which arise from concession agreements with government entities.

The following describes the main types of service agreements through which the Company generates revenue.

3.1.1     Aeronautical Services

The Company operates airports in three countries (Mexico, Puerto Rico, and Colombia), providing a wide range of aeronautical services, for which the following performance obligations are primarily identified:

a.     Passenger fees (Airport Usage Fee, “TUA”), which are calculated based on the total number of departing passengers (excluding diplomats, infants, and transit passengers) traveling through the airport terminals operated by the Company.

b.     Landing fees, which cover the provision of landing services, use of runways, taxiways, and aprons.

c.     Ramp fees, based on the time an aircraft remains at the terminals from the time of its landing.

d.     Security fee, calculated based on the total number of arriving and departing passengers.

e.     Checked baggage inspection fee, calculated based on the total number of departing passengers.

f.     Fee for the use of mechanical boarding bridges, which consists of the provision of a boarding bridge service that connects an aircraft to the airport terminal, starting from the time of landing.

g.     Passenger check-in counter usage fee: The fee is charged per check-in and in one-hour increments. After the first hour of service, the fee is charged proportionally in 30-minute increments.

Revenue is measured based on the compensation specified in each country’s airport tariff regulation system for each identified performance obligation. In Mexico, they are regulated by the SICT; in Puerto Rico, they are subject to regulation by the Federal Aviation Administration (FAA); and in Colombia, they are regulated by the Special Administrative Unit of Civil Aviation (Aerocivil).

In its capacity as operator of LMM Airport, Aerostar entered into a Use Agreement with the major airlines serving LMM Airportreferred to as “Signatory Airlines”with a term of 15 years, effective as of February 27, 2013, which may be terminated early by mutual agreement of the parties. If, upon expiration, no new usage agreements have been approved, each of the usage agreements in effect at the time of termination will remain binding until new usage agreements are signed.

The Usage Agreements grant Aerostar the right to receive the following annual contributions from the airlines operating at LMM Airport:

•	For the first partial year of the term (i.e., the year ended December 31, 2013), the amount of USD$62,000 (approximately $1,268,966), multiplied by the number of days of the term elapsed during that year, divided by the total number of days in the year,

•	For the following five years of the term, the amount of USD$62,000 per year, and

•	For the remaining years of the term, the total annual contributions for the preceding year, adjusted for inflation based on the U.S. non-core Consumer Price Index. As of December 31, 2025, and 2024, the airlines’ contribution was USD$76,799 ($1,382,474) and USD$73,294 ($1,315,526), respectively.

Passenger, landing, and security fees are recognized at a single point in time, once the departure manifest is delivered to the aircraft. Revenue associated with apron services, checked baggage inspection, use of jet bridges, and use of check-in counters is recognized over time, as these services are rendered.

Discounts

The Company may apply discounts to its rates, provided that such discounts are applied in a non-discriminatory manner, in accordance with the laws of each country in which it operates. Discounts are granted in accordance with the discount policy established pursuant to the terms negotiated with the National Chamber of Air Transport (CANAERO), with regulated revenue remitted within 30 days.

Revenue is recognized net of estimated discounts granted in accordance with the enacted rates.

The discount for early payment of regulated revenue (primarily TUA) is established in each contract with the airlines and is deducted from the reference revenue. During fiscal years 2025 and 2024, the discount amounted to $166,079 and $315,012, respectively.

Payment Terms

In accordance with the contracts entered into with customers for airport services, the credit term is 30 days; for complementary services, payment is due on the first day of each month.

Amendments to the Tariff Regulation Guidelines

On October 4, 2023, ASUR received a notification from AFAC, a decentralized agency of the Ministry of Infrastructure, Communications, and Transportation (SICT), informing it of its decision to modify, with immediate effect, the terms of the tariff regulation framework set forth in Annex 7 of the concession agreements entered into with the SICT on June 29, 1998, and last amended on March 19, 1999. Section 10.8 of the concession agreements provides that any of the terms of the concession may be modified by mutual agreement between the SICT and ASUR in accordance with applicable law. Following negotiations between the Company and the SICT, the SICT decided to unilaterally modify the terms of the Amended Tariff Regulations. On October 18, 2023, the Mexican Congress approved a bill to increase the Airport Usage Fee at each of the airports under ASUR’s concession from 5% to 9%. The increase took effect on January 1, 2024.

On December 11, 2023, the Federal Civil Aviation Agency (AFAC), based on its periodic review of the maximum combined fee under the new guidelines, determined the maximum combined fee for Mexican airports for the period from January 1, 2024, to December 31, 2028; The rates applicable for 2025 are shown below:

Maximum Fees 2026–2028

In pesos as of December 31, 2025.

Airport	2026 (1)	2027 (1)	2028 (1)
Cancún	360.58	357.69	354.82
Cozumel	462.48	458.78	455.11
Huatulco	495.40	491.43	487.50
Mérida	307.23	304.77	302.33
Minatitlán	544.90	540.53	536.21
Oaxaca	363.52	360.61	357.72
Tapachula	300.05	297.65	295.27
Veracruz	288.84	286.53	284.23
Villahermosa	324.64	322.05	319.47

(1)               Figures in pesos adjusted as of December 31, 2025, based on the Producer Price Index.

3.1.2      Non-Aeronautical Services

The Company generates revenue from non-aeronautical services, for which the following performance obligations are primarily identified:

a.            Retail sales are recognized when a product is sold to a customer and payment for the transaction is made immediately upon purchase of the product.

b.            Access fees for non-permanent ground transportation, based on the number of access events by third-party transportation companies entering the terminal to pick up passengers.

c.            Car parking: Fees based on the length of time vehicles remain in the public parking lot.

Revenue from access fees for ground transportation and retail sales is recognized at a point in time, to the extent that the performance obligation is satisfied and the promised goods and services are transferred, while revenue from parking is recognized over time.

Commercial Revenue Contracts

International Financial Reporting Standard 15, “Revenue from Ordinary Activities Arising from Contracts with Customers” (IFRS 15), must be applied to all contracts with customers; however, there are exceptions, such as commercial lease contracts, which fall within the scope of IFRS 16, “Leases.”

Lease revenue related to the airport concession (unregulated activities) is considered as complementary to the provision of regulated services; therefore, there is no separate infrastructure other than the intangible asset recognized in Note 10, nor is there a right-of-use asset to be accounted for separately in accordance with IFRS 16.

Currently, the leasing of airport space to airlines and other commercial tenants represents the most significant source of revenue from non-aeronautical services. Lease revenue is recognized monthly and is determined by applying a percentage specified in the lease agreement to the tenants’ actual sales revenue (share), or an agreed-upon minimum.

The subsidiary ASUR Airports, LLC holds the rights to develop and operate food and beverage outlets, retail stores, and other premises within airport terminals in Los Angeles, Chicago, and New York, which are in turn leased to individual concession operators. The agreements in place do not constitute concessions under IFRIC 12 (“Concession Arrangements”) but rather agreements that allow a third party without a direct concession to operate the leased properties.

At the inception of the contracts, the Company determines whether the agreement constitutes or contains a lease. A lease grants the right to control the use of an identified asset for a period of time in exchange for consideration. Lease and non-lease components are separated based on a relative stand-alone selling price for leases in which the Company acts as the lessor. For leases in which the Company acts as the lessee, the Company applies the practical expedient available based on the asset class: not to allocate the contract consideration between lease and non-lease components.

Commercial lessee operations include car rentals, food and beverage sales, retail and kiosk sales, display advertising, ground transportation, fixed-location operations, and other services rendered. Commercial revenue is recognized partly based on lessee revenue and partly based on minimum lease payments.

As of December 31, 2025, and 2024, variable rent revenue was $7,222,188 and $7,088,231, respectively, and fixed rent revenue was $1,078,507 and $1,069,265, respectively.

3.1.3      Construction Services

As an airport concession operator, the Company is required to make improvements to the concession assets. The construction work carried out within the airport is in accordance with development plans authorized by the regulators. Revenue from construction services is recognized based on the progress of the work, as reported by the contractors and approved by the regulator at least annually. The improvements are expected to complement the airport infrastructure operated by the Group. IFRS 15 stipulates that, during the construction period of infrastructure related to the concessions received, such infrastructure must be presented as a “contract asset” on the statement of financial position. See Note 9.

The construction services performed by the Group do not entitle it to direct cash consideration; rather, it receives an intangible right to charge users for airport services in the terminals during the concession period. Revenue from construction services is measured at the fair value of the services rendered, which increases the value of the intangible asset, plus capitalizable financing costs.

As of December 31, 2025, and 2024, revenue from construction services in Mexico was $6,561,131 and $2,196,717, respectively; at Aerostar, it was $769,893 and $626,195; and at Airplan, it was $19,284 and $25,387, respectively.

3.1.4      Airports Law and Its Regulations

Mexico

Under Mexico’s Airport Law and its Regulations, the Company’s revenue is classified into Regulated Services and Unregulated Services. Regulated Services are aeronautical services consisting primarily of the use of runways, taxiways, and aprons for landings and departures, aircraft parking, the use of jet bridges, security services, revenue from access fees charged to third parties providing ancillary services, hangars, as well as the general use of terminals and other infrastructure by aircraft, passengers, and cargo, including the rental of space essential for the operation of airlines and ancillary service providers. Unregulated Services consist primarily of ancillary services such as ramp services, baggage and cargo handling, catering, maintenance and repair, parking lots, and related activities that support airlines.

The rate regulation to which the Company is subject provides that the following sources of revenue are regulated:

•	Revenue from airport services (as defined in the Airports Act and its Regulations), other than automobile parking, and

•	Access fees charged to third parties providing complementary services, other than those related to the establishment of administrative offices that the SCT determines to be non-essential.

Unregulated services consist of commercial services that are considered non-essential to airport operations, such as the leasing of space to retail businesses, restaurants, and banks. Access fees and revenue from other services are recognized when the services are rendered.

The following table shows the Company’s revenue as of December 31, 2025, and 2024, using the classification established in the Airports Act and its Regulations, based on the performance obligations established in accordance with IFRS 15.

Puerto Rico

In accordance with the Agreement between the Puerto Rico Authority and Aerostar, Aerostar’s revenue is classified into regulated and unregulated services. See Notes 3.1.1 and 3.1.2.

Colombia

Under Resolution 4530 of the Colombian Civil Aviation Authority, Airplan’s revenue is classified into regulated and unregulated services. See Notes 3.1.1 and 3.1.2.

	Year ended December 31,
	December 31,	2024
Regulated services:
Airport services based on revenue from contracts with customers:
Passenger fees	$15,364,490	$14,414,309
Landing fees	1,418,081	1,533,321
Platform	931,901	960,182
Security Services	181,275	178,016
Checked Baggage Inspection	582,686	575,776
Use of boarding bridges	761,802	790,739
Temporary counters	34,093	34,272
Other airport services	520,456	563,432
Total regulated services (*)	$19,794,784	$19,050,047
Unregulated services:
Unregulated services based on revenue from contracts with customers:
Retail	$1,648,334	$1,553,383
Temporary Land Transportation Access Fees	104,120	102,190
Car parking	568,639	508,298
Other services	303,494	291,129
	2,624,587	2,455,000
Operating revenue	7,467,752	6,979,441
Total unregulated services (*)	10,092,339	9,434,441
Construction services	7,350,308	2,848,299
Total	$37,237,431	$31,332,787

(*)	Includes regulated revenue from Mexico of $14,680,173 and $14,376,540 for fiscal years 2025 and 2024, respectively; from Aerostar of $2,371,524 and $2,208,073 for fiscal years 2025 and 2024, respectively; and from Airplan in the amounts of $2,743,088 and $2,465,434 for fiscal years 2025 and 2024, respectively.

The following table shows revenue from the leasing of premises by type of commercial activity for the years indicated:

	Year ended December 31
	2025	2024
Commercial Revenue

Duty-Free Stores	$2,817,169	$2,807,365
Food and Beverages	1,607,354	1,457,698
Advertising	208,545	236,629
Car rentals	1,536,502	1,404,473
Banks and currency exchange offices	93,933	98,475
Telecommunications services	26,129	16,073
Ground Transportation	187,024	166,549
Other services	991,096	792,179
Total revenue from commercial services	$7,467,752	$6,979,441

The following table shows domestic and international passenger traffic, in thousands, for the years 2025 and 2024.

	Year ended December 31
	2025	2024
Domestic passenger traffic:
Mexico	19,696	19,809
Aerostar	11,908	11,697
Airplan	13,243	13,005
Total domestic passengers	44,847	44,511
International passenger traffic:
Mexico	20,900	21,611
Aerostar	1,736	1,550
Airplan	4,078	3,647
Total international passengers	26,714	26,808
Total passengers	71,561	71,319

The following table shows the increase in revenue between 2025 and 2024, respectively, by country, excluding construction revenue, which is not directly dependent on passenger traffic:

	Year ended		% Change
	December 31,		compared to 2024
	2025	2024
Aviation revenue
Mexico	$14,273,248	$13,915,654	2.6
Aerostar	2,371,524	2,208,073	7.4
Airplan	2,743,088	2,465,434	11.3
Total aviation revenue	$19,387,860	$18,589,161	4.3
Non-aeronautical revenue
Mexico	$7,153,825	$7,056,319	1.4
Aerostar	2,283,952	1,981,707	15.3
Airplan	1,061,486	857,301	23.8

Total non-aviation revenue	$10,499,263	$9,895,327	6.1

Total revenue excluding construction revenue	$29,887,123	$28,484,488	4.9

Aeronautical and non-aeronautical revenue attributable to ASUR Commercial LLC was reported as part of Mexico’s revenue.

The following table shows estimates of future revenue for the coming years from non-cancelable operating leases, based on commercial contracts with minimum rent provisions.

Year ending December 31,	2025	2024
2025	$-	$5,014,633
2026	5,458,450	4,366,396
2027	4,459,063	3,343,207
2028	3,403,997	2,361,104
2029	1,415,386	599,477
2030	1,006,852	335,523
2031-2034	2,149,383	203,195
	$17,893,131	$16,223,535

Includes revenue from the subsidiary ASUR Airports, acquired on December 11, 2025, from minimum lease payments under non-cancelable contracts in the amount of $6,509,541 for the period from 2026 to 2034. See Note 1.1 and Note 19.8.1.

Note 4 - Costs and Expenses by Nature:

	Year ended December 31,
	2025	2024
Short-term benefits	$2,039,994	$1,812,680
Electricity	590,483	549,420
Maintenance and Preservation	951,629	829,458
Professional fees	532,133	328,089
Insurance and bonds	316,370	310,732
Security services	635,185	553,403
Cleaning services	443,791	381,224
Technical assitance (Note 16.4)	400,912	400,838
Right-of-use of concession assets (DUAC) (1)	2,704,657	2,557,670
Amortization and depreciation of intangible assets and property, plant, and equipment	3,260,815	2,322,984
Consumption of merchandise	550,130	542,872
Construction services (Note 3.1.3)	7,350,308	2,848,299
Statutory employee profit sharing / Employee profit sharing expense	131,242	122,604
Termination benefits	10,948	5,882
Bad debt expense (Note 6.2)	30,818	3,435
Other	294,131	243,391

Total costs of aeronautical and non-aeronautical services, cost of construction services and administrative expenses	$20,243,546	$13,812,981

(1)            For fiscal years 2025 and 2024, $1,755,832 and $1,728,174, respectively, correspond to the consideration for the concessions in Mexico; which is equivalent to 9% (effective January 1, 2024) of the gross revenue from each of the concessions; meanwhile, $722,742 and $629,900, respectively, correspond to the consideration for the Airplan concession at 19% of gross revenue, and $226,083 and $199,596, respectively, correspond to the consideration for the Aerostar concession, which is 5% of the airport’s gross revenue.

Note 5 - Cash and Cash Equivalents:

As of December 31, 2025, and 2024, short-term cash and cash equivalents are as follows:

	Year ended December 31 December
	2025	2024
Cash on hand and in banks	$4,258,090	$11,495,389
Short-term investments	6,858,245	8,588,068
Total cash and cash equivalents	11,116,335	20,083,457

5.1            Restricted cash

Aerostar

In accordance with Aerostar’s long-term bond placement agreements, the Company is required to maintain debt and operating expense reserves through two options described in the agreement, which are: 1) cash, held in a specific bank account, or 2) a qualified letter of credit. Given Aerostar’s available liquidity, management decided to fund these reserves using available cash; to this end, it maintains the amount restricted for reserves in a specific bank account. The Company does not have immediate access to these funds because it is required to maintain the reserves at all times, and the use of these reserves is subject to authorizations in accordance with the bond placement agreements. These deposits are subject to contractual restrictions and are therefore not available for general use. As of December 31, 2025, and 2024, the balance of restricted cash amounted to $1,293,363 and $1,464,532, respectively.

As of December 31, 2025, and 2024, restricted cash also consists of the amounts collected by Aerostar as “Passenger Facility Charges” (PFC), which are restricted to funding airport infrastructure investment projects previously authorized by the FAA in the amounts of $747,664 and $579,093, respectively. See Notes 17.c and 19.6.

In accordance with IAS 7 Statement of Cash Flows, movements in restricted cash are presented under operating, investing, or financing activities, depending on the nature of the underlying restriction, and are included in the reconciliation of cash and cash equivalents at the beginning and end of the period.

Note 6 -   Financial Assets:

6.1           Accounts Receivable - Net

Year ended

December 31,

	December 31,	2024
Customers	$2,888,148	$3,163,614
Less: Impairment allowance	(325,839)	(359,273)
Total accounts receivable	$2,562,309	$2,804,341

The expected collection period for short-term accounts receivable is one month from the reporting date.

Accounts receivable consist primarily of the TUA paid by each passenger (excluding diplomats, infants, and transit passengers) who travels through the air terminals operated by the Company. The balance as of December 31, 2025, and 2024 for this item amounted to $1,368,380 and $1,563,833, respectively.

6.2            Impairment of Accounts Receivable

Following the Company’s assessment of its customers, the Company reduced its consolidated allowance for doubtful accounts by $33,434 in 2025 compared to 2024, and increased it by $23,050 in 2024 compared to 2023.

As of December 31, 2025, the total balance of accounts receivable to which the impairment factor has not been applied amounted to $2,084,179 ($2,304,659 as of December 31, 2024). These accounts relate to customers who do not have a recent history of default, who have a long, positive track record with the company, and for whom no increase in credit risk was identified in our forward-looking assessments.

In Mexico, increases in the allowance for impairment of accounts receivable were recorded in 2025 and 2024 of $66 and $2,542, respectively. As of December 31, 2025, and 2024, based on our analysis, no future defaults are expected, as these customers particularly international airlines have been able to access financing and government economic support, which will allow them to continue meeting their financial obligations. The Company monitors the performance of accounts receivable and takes appropriate measures, including, where necessary, suspending service to customers if payments exceed 30 days past due as defined in its policy thereby maintaining a low level of risk exposure.

At Aerostar, there were decreases in the allowance for impairment of accounts receivable in 2025 of $2,387, a decrease due to foreign currency translation effects of $5,176, and write-offs of $1,341; and in 2024, there were increases in the allowance for impairment of accounts receivable of $24,228, a foreign currency translation effect of $5,457, and write-backs of $16,936, primarily attributable to international airlines. Based on the Company’s analysis and current uncertainty, it is likely that some recurring international operations at LMM Airport will cease due to the decline in international passenger traffic traveling directly to LMM Airport. The passenger mix at this airport consists primarily of domestic traffic. In 2025 and 2024, domestic traffic accounted for 87% and 88%, respectively. Through fiscal year 2023, U.S. domestic airlines benefited from government subsidies using funds provided by U.S. authorities to meet their operational responsibilities, including accounts receivable as of December 31, 2024; however, during 2025, there were no significant defaults in collections from international airlines; therefore, no material impacts on the recoverability of accounts receivable as of December 31, 2025, were identified.

At Airplan, increases to the allowance for impairment of accounts receivable were recorded in 2025 in the amount of $4,670, along with decreases due to write-offs of accounts receivable totaling $29,970, primarily because on July 1, 2025, a court order declared the accounts receivable from Viva Air uncollectible in the amount of $13.6 thousand, and Ultra Air’s account receivable of $7.8 thousand, as well as an increase of $704 due to foreign currency translation effects. In 2024, increases to the allowance for impairment of accounts receivable totaling $6,967 were recorded; this was primarily due to the suspension of operations by Viva Air and Ultra Air, along with a foreign currency translation effect of $792. The Company monitors the performance of accounts receivable and takes appropriate measures, including, where necessary, suspending service to customers if situations arise that exceed the 30-day payment terms established in its policy, thereby maintaining a low level of risk exposure.

The changes in the allowance for impairment of accounts receivable are shown below:

Allowance for Impairment of Accounts Receivable as of January 1, 2024	$336,223
Increase to the provision in Mexico	2,542
Increase to the Aerostar allowance	24,228
Adjustment to the Aerostar estimate	(16,936)
Aerostar foreign currency translation effect	5,457
Increase to Airplan's estimate	6,967
Airplan Foreign Currency Conversion Effect	792
Estimated allowance for doubtful accounts receivable as of December 31, 2024	359,273
Increase to the provision in Mexico	66
Decrease in the provision for Aerostar	(2,387)
Write-off of the Aerostar estimate	(1,341)
Aerostar foreign currency translation effect	(5,176)
Increase in the Airplan provision	4,670
Reversal of the Airplan provision	(29,970)
Airplan foreign currency translation effect	704
Allowance for impairment of accounts receivable as of December 31, 2025	$325,839

The establishment of the allowance for impairment of accounts receivable has been recorded in the income statement under the “cost of services” line item, and the amounts charged to the allowance are written off from the accounts receivable when there is no expectation of their recovery.

To measure expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due.

Expected loss rates are based on the payment profiles of sales over a 12-month period ending December 31, 2025, or January 1, 2025, respectively, and the corresponding historical credit losses incurred during that period. Historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect customers’ ability to settle accounts receivable. The Company has identified that the economic situation in various countries can adversely affect the transportation industry, in addition to the costs of complying with aviation regulations and union pressures on airlines, as the most relevant factors; consequently, it adjusts historical loss rates based on expected changes in these factors. On this basis, the allowance for losses as of December 31, 2025, and 2024 was determined as shown on the following page for accounts receivable.

	By
Expected Loss Rates 2025	Due	1 to 90	91 to 180	181 to 365	Over 365
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	7.29%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

						Total
	As of					Estimate
December 31, 2025	maturity	From 1 to 90	91 to 180	181 to 365	More than 365	as of 12/31/25
Accounts Receivable Mexico	$2,084,179	$9,650	$156	$-	$242,130
Allowance for bad debts, Mexico		193	30	-	242,133	242,356
Aerostar accounts receivable	278,932	34,974	2,076	31	-	$
Aerostar Allowance for Doubtful Accounts	30,511	2,011	907	27	-	33,456
Airplan Accounts Receivable	106,198	9,587	433	-	39,105
Airplan loss allowance	9,444	1,045	433	-	39,105	50,027
ASUR Airports Accounts Receivable	80,701
Total estimate						$325,839

	By
Expected loss rates 2024	maturity	1 to 90	91 to 180	181 to 365	Over 365
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	7.29%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

						Total
	As of					Estimate
December 31, 2024	maturity	From 1 to 90	91 to 180	181 to 365	More than 365	as of 12/31/24
Accounts receivable, Mexico	$2,304,659	$82,081	$5,912	$16	$239,497
Allowance for bad debts, Mexico		1,642	1,135	16	239,497
Aerostar Accounts Receivable	260,709	31,700	14,660	331	1,370	$242,290
Aerostar loss allowance	32,003	2,456	6,241	200	1,370
Airplan Accounts Receivable	125,605	30,293	317	-	66,463	42,360
Airplan loss allowance	5,492	2,351	317	-	66,463	74,623
Total estimate						$359,273

The Group limits its exposure to credit risk on accounts receivable by establishing a maximum payment term of 30 days for customers. For the year ended December 31, 2025, the amount of non-impaired accounts receivable past due within the 1- to 90-day range was $125,261 ($139,268 in 2024). The total amount of all non-impaired past-due accounts receivable in the 1- to over 365-day range as of December 31, 2025, is $225,731 ($216,978 in 2024).

6.3            Investments in Securities

In August 2023, the Company issued two U.S. dollar-denominated bonds with interest rates of 6.5% and 6.84%, respectively, which accrue interest semiannually. The maturities are March 13, 2027, and January 23, 2030, respectively. During 2024, the Company sold the bond maturing in March 2027, so the balance as of December 31, 2024, amounts to $1,537,688. On April 2, 2025, and May 15, 2025, the Company sold the bonds maturing on January 23, 2030.

The fair value as of December 31, 2024, was $1,537,688. The fair value hierarchy level for investments in securities is Level 1.

Note 7 -   Land, Furniture, and Equipment, Net:

As of December 31, 2025 and 2024, land, furniture, and equipment consisted of the following:

	Effect of
	01/01/2025	conversion	Additions	Disposals	12/31/2025
Land	$192	$3			$195
Furniture and equipment	159,238	(2,114)	$25,640		182,764
Machinery and equipment	218,872	(30,175)	15,426		204,123
Computer equipment	185,970	(30,458)	46,270		201,782
Transportation equipment	63,166	(8,887)	7,869	(1,170)	60,978
Leasehold improvements	160,560	(24,182)	57,504		193,882
Accumulated depreciation	(519,548)	67,389	(88,497)		(540,656)
	$268,450	$(28,424)	$64,212	$(1,170)	$303,068

		Effect of
	01/01/2024	conversion	Additions	Disposals	12/31/2024
Land	$177	$15			$192
Furniture and equipment	139,342	3,267	$16,629		159,238
Machinery and equipment	151,868	40,650	26,354		218,872
Computer equipment	117,323	32,777	35,870		185,970
Transportation equipment	46,183	10,847	9,533	(3,397)	63,166
Leasehold improvements	98,824	27,922	33,814		160,560
Accumulated depreciation	(369,701)	(77,597)	(72,250)		(519,548)
	$184,016	$37,881	$49,950	$(3,397)	$268,450

Consolidated depreciation expense for 2025 was $88,497 ($72,250 in 2024), including depreciation of Aerostar of $73,979 and $59,090, for fiscal years 2025 and 2024, respectively, and depreciation of Airplan of $544 and $710 for fiscal years 2025 and 2024, respectively, which has been charged to costs of aeronautical and non-aeronautical services and administrative expenses.

Depreciation expense for 2025 and 2024 related to rights-of-use assets under consolidated leases was $7,146 and $3,583, respectively; applicable in Mexico, no rights-of-use assets were recognized for Aerostar and Airplan.

7.1.           Right-of-use assets from leases

As of December 31, 2025, and 2024, right-of-use assets associated with property leases totaled $27,691 and $27,541, and the associated liability totaled approximately $31,557 and $22,496, respectively, neither of which is material.

The Company has entered into a lease agreement for its corporate offices and utility vehicles. The general terms of the lease agreements are shown on the following page:

Lease of utility vehicles in Mexico:

A master agreement from which individual contracts per vehicle are derived, stipulating: i) a mandatory term of 48 months; ii) fixed monthly payments and a one-time special payment due in the first month; iii) a buyback value to be paid at the end of the mandatory term; iv) the lessee has the right of first refusal to purchase the underlying asset at the end of the contract term; and v) in the event of default on principal payments, late payment interest of 3% per month will accrue.

Lease agreements and service contracts under which leased assets were identified in accordance with IFRS 16 were not material to the Company and were recognized under Land, furniture, and equipment, net. See Note 19.8.

Note 8 - Investment Properties:

On December 11, 2025, the company, through its subsidiary ASUR US Commercial, entered into an investment agreement to acquire the shares of URW Airports (now ASUR Airports).

ASUR Airports, LLC (formerly URW Airports) and its subsidiaries hold the rights to develop and operate retail and food and beverage outlets in certain terminals at three U.S. airports: Terminal 5 at Chicago O’Hare International Airport (“ORD”); Terminals 1, 2, 3, and 6, as well as the Tom Bradley International Terminal and the West Gates Concourse at Los Angeles International Airport (“LAX”); and Terminals 1 and 8 at John F. Kennedy International Airport in New York (JFK T1 and JFK T8).

All of the Company’s investment properties are buildings operated under concession agreements, most of which run through the years 2036 through 2039. Investment properties do not include land held under operating leases.

The Company has lease agreements for concession spaces that include fixed payments including payments that are essentially fixed and variable payments based on an index or rate. These lease agreements generally have terms ranging from 13 to 23 years, with the option to extend them for an additional 5 to 7 years in some cases.

Right-of-use assets meet the definition of investment property and, as such, are presented in the statement of financial position, while lease liabilities are presented as separate line items in the statement of financial position and disclosed separately in the notes.

The following table shows the fair value of the investment properties as of the acquisition date, December 11, 2025:

	Fair Value
Business Unit	Thousands of US	Thousands of Pesos
LAX	$177,000	$3,189,225
ORD	40,500	731,199
JFK T1	23,900	431,498
JFK T8	17,600	317,756
	$259,000	$4,669,678

As of December 11, 2025 (acquisition date), the investment properties consisted of the following:

Leasehold improvements	$837,954
Construction in progress	976,340
Fair value	2,855,384
4,669,678
Right-of-use assets under leases	8,119,351
Total investment properties	$12,789,029

From the date of acquisition through December 31, 2025, investment properties are composed as follows:

		Effect of
	12/11/2025	Conversion	Additions	12/31/2025
Improvements to Leased Premises	$837,954	$(2,465)	$8,389	$843,878
Work in Progress	976,340	(2,871)	20,498	993,967
Fair value	2,855,384	(30,905)		2,824,479
	4,669,678	(36,241)	28,887	4,662,324
Right-of-use assets under leases	8,119,351	(22,726)		8,096,625
Total investment properties	$12,789,029	$(58,967)	$28,887	$12,758,949

In accordance with IFRS 16 and International Accounting Standard 40 “Investment Property” (IAS 40), right-of-use assets arising from leased properties that meet the definition of investment property are measured at fair value. For properties measured at fair value, the market value adopted by the Company is determined based on appraisals conducted by qualified independent external experts, who appraise the Company’s terminals as of June 30 and December 31 of each year.

To determine the basis for the appraisal, various approaches were analyzed including the cost approach, the sales comparison approach, and the income capitalization approach taking into account the type of property, the purpose and scope of the appraisal, and the quality and quantity of data available for analysis, in order to determine which method provides the most reliable estimate of value. As a result of this process, the applicable approach for the valuation was the income capitalization approach.

The Company used the Discounted Cash Flow (DCF) method within the income capitalization approach based on yield to determine the fair value of each leasehold interest, specifically the future revenues for Los Angeles (LAX), Chicago (ORD), and New York (JFK T1 and JFK T8), based on the following assumptions: Operating and capital expenditures were projected based on historical operating figures and projections; the projected cash flows for each operating lease were discounted using an appropriate discount rate. The cash flow for each lease extends from the valuation date to the expiration date of the operating lease; since the leasehold interest is being valued, no reversion is modeled.

In selecting the appropriate discount rate for the leasehold rights, the following factors were considered: current economic conditions, the relevant physical characteristics of the properties, the stability of the projected cash flows, and the discount rates obtained from various published surveys of real estate investors, as presented below:

Discount Rates	Minimum	Maximum	Average
Survey of Real Estate Investors
Real Estate	6.00%	12.00%	8.08%
National Power Center	6.00%	10.00%	8.09%
Franja Nacional Shopping Center	6.00%	12.00%	8.08%

Real Estate Industry Report
Regional National Shopping Center	7.30%	9.50%	8.60%
National Power Center	8.00%	9.00%	8.40%
National Neighborhood Shopping Center	7.00%	8.50%	7.80%

The data and assumptions used to determine the fair value of investment properties under IAS 40 are not similar to those used to determine lease liabilities under IFRS 16 for the same contracts, resulting in a fair value for the investment properties that is lower than that of the lease liabilities.

The key unobservable assumptions and metrics used to measure investment properties at fair value in accordance with IAS 40 are set forth in the following table on a weighted-average basis:

Investment Horizon (Years)
12.7
13.7
13.11
11.1

For fiscal year 2025, if the discount rate applied to the cash flow projections for the investment projections were +1% or -1%, fair value would have decreased by $781,638 and increased by $646,182, respectively.

Note 9 -   Intangible Assets, Airport Concessions, and Goodwill, Net:

The following table shows the changes in intangible assets arising from consolidated airport concessions and goodwill during the periods presented in the financial statements

		Effect of
	01/01/2025	conversion	Additions (*)	Transfers	12/31/2025
Concessions (Regulated)	$64,383,779	$(2,470,330)	$229,597	$2,337,379	$64,480,425
Contract assets	2,550,702	(119,082)	7,350,308	(2,337,379)	7,444,549
Advances to contractors	1,406,193	-	40,208		1,446,401
Licenses and ODC	560,661	-	38,650		599,311
Commercial Rights (Unregulated)	6,776,277	(907,910)	-		5,868,367
Goodwill	2,623,663	(351,445)	672,538		2,944,756
Accumulated amortization (1)	(22,415,112)	826,570	(3,172,318)		(24,760,860)
	$55,886,163	$(3,022,197)	$5,158,983	$-	$58,022,949

		Effect of
	01/01/2024	conversion	Additions (†† )	Transfers	12/31/2024
Concessions (Regulated)	$58,504,094	$3,784,683	$245,120	$1,849,882	$64,383,779
Contract assets	1,424,292	127,992	2,848,300	(1,849,882)	2,550,702
Advance Payments to Contractors	214,245	20	1,191,928		1,406,193
Licenses and ODC	472,764	-	87,897		560,661
Commercial Rights (Unregulated)	5,515,570	1,260,707			6,776,277
Goodwill	2,149,185	474,478			2,623,663
Accumulated amortization (1)	(18,970,087)	(1,194,291)	(2,250,734)		(22,415,112)
	$49,310,063	$4,453,589	$2,122,511	$-	$55,886,163

†† Among the most significant additions in 2024 are: Mexico a) primarily due to the expansion of Terminal 1 at the Cancún Airport, with a total cost of $913,765; b) expansion of Terminal 4 at the Cancún Airport for $350,430; c) the expansion of Villahermosa Airport for $70,547; d) at Aerostar, the most significant projects are the ongoing expansion of Terminal “D” for $218,057; and e) expansion at the

(1) Includes amortization on concessions as of December 31, 2025 and 2024 in the amounts of $22,389,237 and $20,233,758, respectively.

(*) Among the most significant additions in 2025 are: Mexico a) primarily due to the expansion of Terminal 1 at the Cancún Airport, totaling $1,570,500; b) expansion of Terminal 4 at the Cancún Airport for $1,308,600; c) the expansion of Oaxaca Airport for $492,400; d) the expansion of the terminal building at Cozumel Airport for $140,600; e) at Aerostar, the most significant projects are work on the main parking lot, the flight information service, and the security system, totaling $329,645.

(***) Among the most significant additions for 2024 are: Mexico a) primarily the expansion of Terminal 1 at Cancún Airport, at a cost of $913,765; b) expansion of Terminal 4 at Cancún Airport for $350,430; c) the expansion of Villahermosa Airport for $70,547; d) at Aerostar, the most significant projects are the ongoing expansion of Terminal “D” for $218,057; and e) expansion projects at the Group’s airports for $297,083, which have been completed and transferred to the concessions (regulated) line. The remainder of the additions corresponds to projects nearing completion related to the expansion of Terminal 1 at the Cancún Airport, in the amount of $510,418, and Terminal “D” in Puerto Rico, in the amount of $280,213.

The consolidated expense for amortization of intangible assets related to concessions for 2025 is $3,172,318 ($2,250,734 in 2024) and has been charged to the cost of aeronautical and non-aeronautical services; this amount includes the amortization of Aerostar’s commercial rights in the amount of $164,151 ($189,547 in 2024), which were recognized as a result of the valuation in accordance with the guidelines of IFRS 3 “Business Combinations,” as well as the amortization of Airplan’s intangible asset in the amount of $318,386 ($106,282 in 2024). During 2025, management conducted a review of Airplan’s intangible asset based on a change in the accounting estimate of the concession’s life for its regulated component, adjusting the expected useful life of the intangible asset, which is now estimated to end in 2027, earlier than originally anticipated; this component must be amortized on an accelerated basis through 2027, reflecting the total expiration of the benefits associated with regulated revenues. See Note 21.2.

The amortization expense for the Mexico concession is $1,161,654 ($1,101,228 in 2024), which has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense for the Aerostar concession is $536,012 ($480,006 in 2024), which has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense for the Airplan concession is $913,817 ($311,576 in 2024), which has been charged to the cost of aeronautical and non-aeronautical services.

As a result of the change in the estimate, the increase in amortization expense for the fiscal year amounted to $583,432.

Furthermore, the amortization expense for licenses and ODCs of $78,298 ($62,095 in 2024) has been charged to administrative expenses.

9.1            Impairment Tests for Intangible Assets, Airport Concession, and Goodwill

The Company evaluates business performance based on the locations where its subsidiaries operate, while also considering Cash-Generating Units (CGUs).

At Aerostar and Airplan, the required annual impairment tests were performed on goodwill, which as of December 31, 2025, and 2024, amounted to $2,272,218 and $2,623,663, respectively. The balance of goodwill for the ASUR Airports business unit as of December 31, 2025, is $672,538.

Goodwill is allocated to the operating segments expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are allocated.

The following is a summary of the allocation of goodwill:

	December 31,
	2025	2024
Aerostar	$859,989	$993,040
Airplan	1,412,229	1,630,623
ASUR Airports (Note 1.1)	672,538
	$2,944,756	$2,623,663

Methodology

In accordance with the methodologies established in International Accounting Standard 36 “Impairment of Assets” (IAS 36), for the 2025 and 2024 calculations, the Company’s management determines the recoverable amount using fair value less costs to sell. The Company used this method for all its UGE. To determine fair value less costs to sell, discounted cash flow projections approved by management are used, covering a period of 27 and 28 years, respectively, in the case of Aerostar, and 2 and 8 years, respectively, in the case of Airplan, which correspond to the remaining years of the airport concessions; regarding the period used for the ASUR Airports contracts, a 19-year period was used for all terminals.

In 2025 and 2024, the Company uses the traditional approach as its valuation technique to estimate the recoverable amount. This approach consists of using a “single set of estimated cash flows and a single discount rate.” Uncertainties are reflected through the risk premium included in the discount rate.

The calculations use cash flow projections based on financial budgets and business plans prepared by management and approved by the board of directors. The budgets and business plans are updated to reflect the most recent developments as of the reporting date. Management’s expectations reflect performance to date, are based on its experience during economic downturns, and are consistent with the assumptions a market participant would make. The calculations are supported by studies conducted by independent third parties specializing in the aviation industry.

The assumptions used to estimate the recoverable amount are consistent with those a market participant would make. For each UGE, the key assumptions for 2025 and 2024 were as follows:

	2025			2024
	Airplan	Aerostar	ASUR Airports	Airplan	Aerostar
Discount rate	14.61%	11.10%	7.75%	15.21%	11.60%
Average growth rates of operating costs and expenses	5.64%	2.52%	4.52%	3.94%	4.56%
Average passenger growth rate for the period per UG	2.36%	2.69%	2.20%	2.22%	2.94%
Average inflation growth rate			2.50%
Hierarchy level of the fair value of UGE’s recoverable amount	3	3	3	3	3

The Management has determined the values assigned to each of the key scenarios above as follows:

2025 and 2024

Scenario	Approach used to determine the values

Discount rate	The after-tax discount rate was used, based on information from publicly traded companies in the industry in which each of the UGEs operates.

Average growth rate of operating costs and expenses	Average growth rate during the concession period, based on the latest actual inflation figures and projected inflation trends.

Growth rate of departing passengers	Weighted average growth rate for departing passengers during the concession period, which is linked to operational and financial growth in an economic environment characterized by a recovery in passenger traffic.

Average inflation growth rate (applicable only to 2025)	Average inflation rate based on projected trends applicable to the Asur Airports UGE.

For fiscal year 2025, if the discount rate applied to the cash flow projections for each of the CGUs had been +1% or -1%, the cash flow projections would have resulted in a $159,893 impairment and a $4,146,078 surplus for Aerostar, respectively, and a $302,022 and $413,174 surplus for Airplan, respectively. The recoverable amount of these CGUs would be equal to their carrying amount if the key assumptions changed as follows: the discount rate would change from 11.10% to 12.01% for Aerostar and from 14.61% to 22.04% for Airplan.

For fiscal year 2024, if the discount rate applied to the cash flow projections for each of the CGUs had been +1% or -1%, the cash flow projections would have resulted in an impairment of $960,476 and a surplus of $3,672,552 for Aerostar, respectively, and a surplus of $210,515 and $347,469 for Airplan, respectively.

9.2           Basic Terms and Conditions of the Concessions

Mexico

The basic terms and conditions of each airport concession are as follows:

a.             The concession holder must carry out construction, improvements, and maintenance of the facilities in accordance with its Master Development Program (MDP) and is required to update the Program every five years. See Note 17 b.

b.             The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with applicable laws and regulations and is subject to reviews by the Ministry of Communications and Transportation (SCT). The concessionaire must pay a Concessioned Assets Usage Fee (DUAC) equal to 9% of the concessionaire’s gross revenue derived from the use of public assets of the according to the terms of the concessions) under the terms of applicable law. The DUAC is reported in the consolidated income statement under the line item “Cost of aeronautical services.” See Note 4.

c.              Fuel supply and other fuel-related services will be provided by Aeropuertos y Servicios Auxiliares, a Decentralized Public Entity.

d.             The concession holder must allow government agencies access to and use of specific areas of the airports to carry out their activities within the airports.

e.              The concession may be revoked if the concession holder fails to comply with any of the obligations imposed by the concession, as set forth in Article 27, or for the reasons specified in Article 26 of the Airports Law.

f.               Revenue derived from the concession is regulated and subject to a review process. See Note 20.1.3.

g.              The terms and conditions of the concessions to which the Company’s operations are subject may be modified by the SCT.

Aerostar

The purpose of the Aerostar agreement (Concession) is to operate the public-use airport safely; to maintain the safety and security of LMM Airport at the highest possible levels; and to promote, facilitate, and enhance trade, tourism, and economic development. The Puerto Rican authorities, Aerostar, and the airlines have agreed on the terms and conditions of the LMM Airport Facility Contract. The concession period is for 40 years from the closing date of the contract for the transfer of the Airport’s operating rights (February 27, 2013).

Under the Agreement, Aerostar does not have the right to fully control the use of the Airport’s facilities for example, those facilities under the supervision of the Puerto Rico Ports Authority or internal and external security in certain areas and is required to perform certain maintenance services at the airport.

As part of the Agreement, the authority grants Aerostar the right to sublease the non-aeronautical areas of LMM Airport and to collect and retain all fees, charges, payments, and revenues with respect to such subleased facilities.

In accordance with the provisions of the Agreement, the Company is entitled to collect from all airlines their annual contribution, which shall be equal to the sum of: (a) apron usage fees; (b) landing fees; (c) other rental fees; and (d) domestic and international airport usage fees.

The Agreement requires Aerostar to make a cash payment of USD$2.5 million per year for the first five years; after the first five years, the Authority establishes an “Annual Authority Revenue Share” payment, consisting of 5% of the Airport’s gross revenue collected by Aerostar from the sixth year through the thirtieth year. From the 31st to the 40th year, this amount will increase to 10% of the airport’s gross revenue.

Airplan

The purpose of the concession agreement is for the Colombian Civil Aviation Authority to grant Airplan the concession for the administration, operation, commercial exploitation, adaptation, modernization, and maintenance of the following airports: Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas, Los Garzones, and Olaya Herrera.

The term of the contract extends from the date of signing the commencement of performance agreement (May 15, 2008) until the date on which any one of the following events occurs:

•	That the regulated revenues generated are equal to the expected regulated revenues, provided that when, by that time, 15 years have elapsed from the date the notice of commencement of enforcement was signed.

•	25 years have elapsed from the date the notice of commencement of enforcement, regardless of whether, by that time, the regulated revenues generated have not equaled the value of the expected regulated revenues.

•	If the regulated revenue generated equals the expected regulated revenue before 15 years have elapsed from the date of signing the commencement of performance certificate, the term of the contract’s performance shall, in any event, be 15 years from the date of signing the commencement of performance certificate, and during this period the Concessionaire must fulfill all obligations incumbent upon it under the Concession Agreement.

For the purposes of the expected regulated revenues as defined in the concession agreement, it should be noted that the expected regulated revenue will increase once each of the works (mandatory or supplementary) is delivered to the Grantor.

The Grantors agree to assign to Airplan the regulated revenues and unregulated revenues corresponding to each of the airports.

The Concessionaire undertakes to pay the Grantors, during the term of the Agreement, a consideration equivalent to 19% of the Concessionaire’s gross revenue.

The Concession granted under this Agreement imposes on the Concessionaire the general obligation to manage, commercially exploit, and operate the airports in accordance with the minimum specifications set forth in the Agreement and at its own risk and expense.

The determination of the economic useful life of the intangible asset is subject to the percentage of revenue realized relative to the total expected revenue in the Company’s financial model. See Note 21.2 Useful Life of the Airplan Concession.

Trust Agreement

For the management of the Concession’s resources and the payment of obligations incumbent upon the Concessionaire, Airplan agreed to establish a Trust, to which it transfers all of its gross revenue received and all debt and equity funds it obtains for the execution of the Concession.

The Trustee shall maintain, in accordance with applicable accounting standards, a record of each and every payment and transfer made to third parties or to the Concessionaire itself from any of the Trust’s accounts. The foregoing is without prejudice to the understanding that the assignment of regulated and unregulated revenues made by the Grantors under this Agreement is made in favor of the Concessionaire and not the Trust, and that the debt and equity funds obtained by the Concessionaire must be properly recorded as such in its own accounting records and not in those of the Trust, since the Trust is established solely for the purpose of managing such resources.

The Trust was established through the execution of an irrevocable commercial trust agreement for administration and payment, the term of which shall be the maximum authorized by Colombian commercial laws.

Note 10 - Short- and Long-Term Lease Liabilities:

ASUR Commercial’s subsidiary enters into agreements with the airport authority (which acts as the principal lessor for LAX, ORD, and JFK). Under these agreements, the Company obtains the right to use commercial spaces within the airport terminals in exchange for consideration.

In these cases, the Company acts as a lessee and recognizes a right-of-use asset and a liability when the contracts contain fixed payments or payments that are fixed in substance.

ASUR Commercial’s subsidiary, which was acquired and included in the Company’s consolidation on December 11, 2025, has recognized a right-of-use asset for the LAX and JFK T8 lease agreements in accordance with IFRS 16 due to the characteristics of the agreements, as they contain fixed terms. The minimum lease payments are determined as shown below.

LAX:

The greater of: the result of multiplying the square feet of the leased spaces by a base rate of either USD$0.210 or USD$0.240 (defined in the contract based on each terminal), which must be adjusted annually for inflation; or, 85% of the “rental percentage,” which is determined based on a percentage of the previous year’s total revenue (defined in the contract for each terminal) minus fixed expenses (allocation of improvements to premises by the airport authority and the management fee) as defined in the contract. There is an additional contingent rent on top of the rent percentage, which is determined based on total revenue. This includes an additional 2% on top of the base percentage if the units’ annual commercial revenue falls within the range of USD$35,000 to USD$45,000; it increases by 4% if the annual revenue exceeds USD$45,000.

JFK T8:

The greater of a minimum rent of USD$30,000, which must be adjusted annually for inflation; or 85% of the previous year’s revenue.

ORD and JFK T1:

Based on IFRS 16, the Company did not recognize a lease right-of-use for these contracts because the negotiated lease terms provide for: a) a minimum rent based on minimum passenger traffic, and b) a variable component calculated as a variable percentage of the previous year’s revenue. As of December 31, 2025, the Company has not made any minimum payments because it has not reached the passenger volume specified in the contract; therefore, it has made only variable payments. Consequently, all lease payments are considered variable.

Corporate Offices in the U.S.:

As of December 31, 2025, ASUR Airports LLC has short-term or low-value leases for which it has not recognized a right-of-use asset; the total monthly payments for these leases for offices in the U.S. amount to USD40 (approximately $726).

Other lease agreements:

Corporate offices in Mexico:

An individual lease agreement stipulating: i) a 5-year term; ii) monthly rent payments of USD$29.2 (approximately $526); iii) a security deposit equal to two months’ rent; iv) the base monthly rent will increase annually starting on the first anniversary of the commencement date, in accordance with the increase in the U.S. Consumer Price Index; and v) in the event of default on principal payments, late payment interest will accrue at a rate equal to the most recent U.S. dollar interest rate published by the *Wall Street Journal*, plus the U.S. dollar prime rate plus ten basis points.

Right-of-use assets meet the definition of investment property and, as such, are presented in the statement of financial position; lease liabilities are presented as separate line items in the statement of financial position and disclosed separately in the notes. As of December 31, 2025, the balances for right-of-use assets and lease liabilities are shown below:

	December 31 of
Lease Liability	2025	2024
Right-of-use assets for leased vehicles	$31,558	$22,496
Right-of-use assets under sublease	1,363,423	-
Current	$1,394,981	$22,496
Non-current Right-of-use assets under sublease	$6,720,103	$-
Depreciation expense	$7,146	$2,583
Interest expense (included in finance cost)	$39,031	$2,759

The lease liability arising from the right-of-use of assets under subleases is initially measured at the discounted present value of lease payments not due at the commencement date, discounted using the rate implicit in the lease.

The lease liability is presented as lease liabilities (current) and lease liabilities (non-current) in the consolidated statement of financial position. Lease payments not included in the measurement of lease liabilities are recognized in the investment property expenses or general and administrative expenses lines of the consolidated statement of income.

Note 11 - Accounts Payable and Accrued Expenses:

As of December 31, 2025, and 2024, the balances are as follows:

	Year ended December 31,
	2025	2024
Suppliers	$624,413	$325,701
Taxes Payable	535,837	712,448
Usage rights for concession assets	506,881	355,809
Accounts payable to related parties (Note 16.1)	98,507	101,266
Accrued salaries	288,670	234,133
Miscellaneous payables for services	1,375,147	1,143,956
Accounts payable to contractors	29,250	38,241
	$3,458,705	$2,911,554

Because these accounts mature in less than one year, their fair value is considered to approximate their carrying amount.

Note 12 - Bank loans:

Mexico:

On October 15, 2021, BBVA Bancomer granted an unsecured loan in the amount of $2,000,000, which may be used for corporate expenses, with a term of 7 years, maturing in October 2028, at an annual interest rate equal to the 28-day TIIE rate plus an applicable margin of 140 basis points. On January 15, 2024, and April 15, 2024, the Company made payments of $50,000, respectively.

On June 11, 2024, the Company renegotiated its debt with Banco BBVA Bancomer in the amount of $1,750,000; with principal repayment due on the new maturity date at an annual interest rate equivalent to the 28-day TIIE plus an applicable margin of 1.35 points, maturing on July 11, 2029, and a renegotiation fee of $4,375. An assessment was conducted to determine whether this renegotiation constituted a material change. The Company completed the assessment, and the impact was not material (see Note 19.14.1). The effective rate of this loan was calculated taking into account all upfront fees, additional costs, and other associated expenses. The resulting annual effective rate is 9.19%.

Applicable margin. If the net leverage ratio is 1.4x: a) less than 1.5x, the applicable margin will be 140 basis points; b) between 1.5x and 2.5x, the applicable margin will be 165 basis points; and c) greater than 2.5x, the applicable margin will be 190 basis points.

Under the terms of the peso-denominated loans granted by BBVA Bancomer, the Company is required to maintain a consolidated leverage ratio of no more than 3.5x, calculated as total financial debt divided by (operating income calculated before taxes, interest expense, plus depreciation and amortization on a consolidated basis) UAFIDA for the twelve months prior to the end of each quarter and a minimum interest coverage ratio of 3.0x, calculated as UAFIDA divided by financial expenses associated with total financial debt for the 12 months prior to the end of each quarter. Throughout the year, the company has met these financial obligations on each quarterly measurement date. As of December 31, 2025, and 2024, the consolidated leverage ratio, calculated in accordance with the contract, was 1.4x and 0.7x, respectively, which does not exceed the established 3.5x threshold; Meanwhile, the debt coverage ratio as of December 31, 2025, and 2024, was 12.8x and 12.5x, respectively, meeting the minimum requirement of 3.0x established in the contract.

As of December 31, 2025, and 2024, the Company must refrain from creating, incurring, assuming, or giving rise to any encumbrance on its property, assets, and rights, as well as refrain from assuming third-party account obligations, becoming a joint and several obligor, or granting any type of personal or fiduciary security interest to secure its own obligations or those of third parties that are material or could have a material adverse effect on the repayment of the loan. During the year, the Company has complied with these financial obligations.

On September 29, 2021, the Company took out a loan from Banco Santander in the amount of $2,650,000, maturing on September 28, 2024, at a rate equal to the 28-day TIIE plus 1.50 points. On November 29, 2022, the Company made an early principal payment of $650,000 without any penalty. On March 26, 2024, the Company renegotiated the outstanding balance of the debt with Santander for $675,000, extending the term by one year, with the principal payment due on the maturity date, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin of 1.50 points, maturing on September 26, 2025. An assessment was conducted to determine whether this renegotiation constituted a substantial change; the Company concluded the assessment without finding any material impact. The Company repaid this loan on September 26, 2025.

On September 26, 2025, the Company entered into a new simple line-of-credit agreement with Banco Santander for the amount of $675,000, with principal repayment due on the maturity date of September 26, 2027, subject to a one-day TIIEF rate (backward-looking with a 5-day lookback period) 1.50 points. The resulting annual percentage rate (APR) is 9.22%.

On November 21, 2025, the Company entered into an overdraft credit agreement with Banco Santander for $3,500,000, with principal repayment due on February 22, 2026, subject to a one-day TIIEF rate (backward-looking with a 5-day lookback period) 0.50 points; the loan was disbursed on November 24, 2025, and a loan origination fee of $5,250 was paid. The Company prepayed this loan on December 11, 2025.

On December 3, 2025, the Company entered into a simple line of credit agreement with Banco Santander for the amount of $1,000,000, with principal repayment due on the maturity date of March 4, 2026, subject to a one-day TIIEF rate (Backward Looking with a 5-day lookback period) 0.50 points. The loan was disbursed on December 4, 2025, with a credit origination fee of $1,500. The Company prepaid this loan on December 11, 2025.

Under the terms of the peso-denominated loan granted by Santander, the Company is required to maintain a leverage ratio on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both ratios calculated based on the 12 months preceding each quarter. The leverage ratio and interest coverage ratio are calculated using the Company’s share of earnings from its subsidiaries or other entities in which it holds an interest. During 2025 and 2024, the Company complied with these financial obligations on each quarterly measurement date. As of December 31, 2025, and 2024, the leverage ratio, calculated in accordance with the provisions of this agreement, was 1.4x and 0.7x, respectively, which does not exceed the established limit of 3.5x. Meanwhile, the debt coverage ratio as of December 31, 2025, and 2024, was 12.8x and 12.5x, respectively, meeting the minimum requirement of 3.0x established in the agreement.

On May 22, 2025, the Company obtained a loan from BBVA México in the amount of $9,500,000, intended for general corporate purposes, maturing on May 21, 2027, payable in a single installment on the maturity date and subject to the 28-day TIIEF rate plus 1.25 points. The loan was disbursed on May 27, 2025, covering a structuring fee of $26,600 and a loan origination fee of $6,650. The Company may make prepayments without penalty provided they exceed $100,000. The resulting annual effective rate is 8.92%.

Under the terms of the peso-denominated loan granted by BBVA Mexico, the Company is required to maintain the following financial ratios: a net leverage ratio on the last day of each fiscal quarter not exceeding 3.5x and a minimum interest coverage ratio of 3.0x, both ratios calculated based on the 12 months preceding each quarter. The calculations of the leverage ratio and the interest coverage ratio will be performed using the Company’s share of earnings from its subsidiaries or other entities in which it holds an interest. During 2025, the Company has complied with these financial covenants on each quarterly measurement date. As of December 31, 2025, the leverage ratio, calculated in accordance with the provisions of this agreement, was 1.4x, which does not exceed/exceeds the established 3.5x threshold. Meanwhile, the debt coverage ratio as of December 31, 2025, was 9.6x, meeting the minimum requirement of 3.0x established in the agreement.

On December 5, 2025, the Company entered into a senior credit agreement with JPMorgan Chase Bank, N.A., for $6,390,000, bearing interest at an annual rate equal to the 28-day TIIEF rate plus an applicable margin of 0.75 points, maturing on June 21, 2027, and providing for a negotiation fee of $16,419 as of July 31, 2025, and an origination fee of $22,573 as of December 15, 2025. The resulting annual effective rate is 8.10%.

Under the terms of the peso-denominated loan granted by JPMorgan Chase Bank N.A., the Company is required to maintain the following financial ratios: a net leverage ratio on the last day of each fiscal quarter not exceeding 3.5x and a minimum interest coverage ratio of 3.0x, both ratios calculated based on the 12 months preceding each quarter.

On November 26, 2025, a negotiation fee of $119,029 was paid for a loan from JPMorgan Chase Bank N.A. in the amount of US$936,000, which will be used for the Playa project. The aforementioned fee was recorded as a current liability. As of December 31, 2025, this loan has not been formalized.

There are no indications that the Company would have difficulty meeting its financial obligations under the loans over the next twelve months.

Airplan

On June 1, 2015, a long-term syndicated loan of COP$440,000,000 ($2,897,404) was entered into, payable in 2027 with a three-year grace period for principal payments; these terms are not expected to affect any financial obligations under the syndicated loan. The resulting annual effective rate is 14.09%.

The participants in this syndicated loan are:

Financial Institution

Bancolombia, S.A.

Banco Itaú Corpbanca Colombia, S.A.

Banco Davivienda, S.A.

Banco de Bogotá, S.A.

Banco de Occidente, S.A.

Banco Popular, S.A. (1)

AV Villas Bank, S.A.

Financial Services, S.A.

(1)            In April 2023, Banco Popular, S.A. assigned its rights to Banco de Bogotá, S.A. regarding the syndicated loan extended to Airplan by signing promissory notes under the same terms and conditions.

In April 2022, the Company made an early principal payment of COP$149,999,914 ($794,510), without any penalty, as follows:

Financial Institution

Bancolombia, S.A.

Banco Itaú Corpbanca Colombia, S.A.

Banco Davivienda, S.A.

Banco de Bogotá, S.A.

Banco de Occidente, S.A.

Banco Popular, S.A.

AV Villas Bank, S.A.

Financial Services, S.A.

Total Airplan

On April 24, 2024, the Company made an early principal payment of COP$100,000,000 ($438,712), without any penalty, as follows:

Financial Institution

Bancolombia, S.A.

Banco Itaú Corpbanca Colombia, S.A.

Banco Davivienda, S.A.

Banco de Bogotá, S.A.

Banco de Occidente, S.A.

AV Villas Bank, S.A.

Financial Services, S.A.

Total Airplan

Financial Obligations

Airplan is obligated, throughout the term of the loan, to comply with the following financial commitments:

Keep long-term financial debt limited to the syndicated loan: This is the sum of the balances owed by the borrower during the term of the syndicated loan, consisting of long- and short-term financial debt, the amount of which may not exceed COP$440,000,000 ($2,897,404).

Maintain the capital structure: This is the ratio of equity to debt that the borrower must maintain in relation to the project throughout the term of the loan, such that the value of the financial indicator “Capital 1” (equity + debt) is equal to or greater than 16%. As of December 31, 2025, and 2024, the capital structure ratio was 68.2% and 61.1%, respectively.

Maintain the Debt Coverage Ratio: This is the ratio that the borrower must maintain throughout the term of the loan, defined as: (EBITDA – Taxes) / Debt Service 2: 1.2.

As of December 31, 2025, and 2024, the Company has complied with the debt coverage ratio, which stood at 4.0x and 4.4x, respectively.

There are no indications that the Company might have difficulty meeting its financial obligations under the loans over the next twelve months.

Aerostar

On December 30, 2020, Aerostar was approved for an unsecured revolving line of credit from Banco Popular de Puerto Rico in the amount of USD$20,000 (approximately $399,010), with a three-year term. Prepayments are permitted at any time; interest is calculated at the prime rate plus 0.50%, and Aerostar will pay 0.15% on unused credit, calculated based on the average amount of unused principal during the year.

On November 15, 2023, Aerostar renewed its unsecured revolving line of credit with Banco Popular de Puerto Rico for an amount of USD$20,000 (approximately $360,000), maturing on December 29, 2026. The interest rate ranges from 0.5% to 3.0%, plus a default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. As of December 31, 2025, this line of credit had not been drawn upon.

On November 26, 2024, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico in the amount of US$10,000 (approximately $207,862), maturing on December 18 , 2027, at an applicable interest rate ranging from 0.75% to 3.0% plus a default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. During 2025, the Company complied with the debt coverage ratio. As of December 31, 2025, this line of credit had not been drawn upon (see Note 20.2).

There are no indications that the Company would have difficulty meeting its financial obligations under the loans over the next twelve months.

As of December 31, 2025, these credit lines had been drawn down as shown below:

	Credit line balance		Balance of	Amortization	Fees
	of credit line used in foreign currency		on the	principal in	and interest	Term		Amount
Bank	as of 12/31/2025 (*)		used in pesos	pesos	Net	Short	Long	Reasonable
Santander, S.A.			$675,000	$-	$820	$820	$675,000	$676,809
Santander, S.A.			675,000	(675,000)
Santander, S.A.			4,500,000	(4,500,000)
BBVA Bancomer, S.A.			1,750,000		(2,487)	6,891	1,740,622	1,777,049
BBVA Bancomer, S.A.			9,500,000		13,558	36,168	9,477,390	9,644,868
JP Morgan Chase Bank N.A.			6,390,000		(127,220)	28,634	6,234,146	6,440,353

Total Mexico			$23,490,000	$(5,175,000)	$(115,329)	$72,513	$18,127,158	$18,539,079
Bancolombia, S.A.	COP	23,147,347	$141,427		$746	$50,404	$91,769	$110,377
Banco Itaú Corpbanca Colombia, S.A.		15,740,196	96,171		506	34,275	62,402	75,054
Davivienda Bank, S.A.		13,888,400	84,856		446	30,242	55,060	66,224
Banco de Bogotá, S.A.		6,942,906	42,422		223	15,115	27,530	33,102
Banco de Occidente, S.A.		5,709,271	34,884		183	12,431	22,636	27,223
AV Villas Bank, S.A.		1,234,525	7,542		40	2,688	4,894	5,887
Financial Services, S.A.		1,234,525	7,542		40	2,688	4,894	5,887
Total Airplan	COP	67,897,170	$414,844	$-	$2,184	$147,843	$269,185	323,754
			$23,904,844	$(5,175,000)	$(113,145)	$220,356	$18,396,343	$18,862,833

(*) Foreign currency in thousands.

As of December 31, 2024, these credit lines have been drawn down as shown below:

	Balance of credit line drawn in foreign currency as of		Credit line	Principal repayment	Fees and interest	Term
Bank	12/31/2024 (*)		balance	in pesos	Net	Short-term	Long	Fair value
Santande, S.A.			$675,000	$(100,000)	$180	$675,180	$1,738,005	$695,344
BBVA Bancomer, S.A.			1,850,000		(1,685)	10,310		1,803,915
Total Mexico			$2,525,000	$(100,000)	$(1,505)	$685,490	$1,738,005	$2,499,259
Bancolombia, S.A.	COP	23,148,166	$294,742	$(149,557)	$760	$760	$145,184	$110,615
Banco Itaú Corpbanca
Colombia, S.A.		15,740,196	200,423	(101,701)	516	516	98,722	75,216
Banco Davivienda, S.A.		13,888,400	176,844	(89,737)	455	455	87,107	66,367
Banco de Bogotá, S.A.		6,942,087	88,412	(44,872)	228	228	43,541	33,173
Banco de Occidente, S.A.		5,709,271	72,700	(36,892)	187	187	35,808	27,282
AV Villas Bank, S.A.		1,234,525	15,719	(7,977)	40	40	7,743	5,899
Financial Services, Inc.		1,234,525	15,719	(7,977)	40	40	7,743	5,899
Total Airplan	COP	67,897,170	$864,559	$(438,712)	$2,226	$2,226	$425,848	$324,451
			$3,389,559	$(538,712)	$721	$687,716	$2,163,853	$2,823,710

(*) Foreign currency in thousands.

As a result of the business combination with Airplan on October 19, 2017, a fair value was determined for the syndicated loan, which had previously been carried at amortized cost, resulting in an increase in its value of $605,382. The debt contracted in its original currency (Colombian peso) plus this fair value adjustment as of the business combination date amounted to the following in thousands of COP: $535,125,402 ($3,408,442).

In the fiscal year ended December 31, 2025, the Company held several loans to finance its operations and expansion projects.

The variables used to determine the fair values of the loans as of December 31, 2025, and 2024, are:

Mexico:

2025 and 2024:

•          28-day TIIE and TIIEF discount rates as of December 31, 2025, and 2024.

•          ASUR’s probability of default as of December 31, 2025, and 2024.

•          Mexican funding credit default swaps (CDS) as of December 31, 2025, and 2024.

Level 2 fair value as of December 31, 2025, and 2024.

Aerostar:

2025 and 2024:

•          Yield Spreads to Maturity across the “Industrial” sector rating curve BB “Industrial” rating curve as of December 31, 2025, and 2024.

Level 2 fair value as of December 31, 2025, and 2024.

Airplan:

2025 and 2024:

•          Discount Reference Rate in Colombia as of December 31, 2025 and 2024.

•          Probability of ASUR's default as of December 31, December 2025 and 2024.

•          Colombian Credit Default Swaps (CDS) as of December 31, December 2025 and 2024.

Level 2 fair value as of December 31, 2025, and 2024.

Methodology:

The following methodology was used to determine fair value in accordance with IFRS 13: a technically recognized valuation model in the financial sector (estimated future cash flows discounted to present value) using market information available as of the valuation date.

Note 13 - Short-term and Long-term Debt:

As a result of the consolidation of Aerostar, the following long-term payable is presented as of May 31, 2017.

To finance a portion of the payment under the concession agreement with the Puerto Rico Authority, and certain other costs and expenses associated with it, Aerostar entered into an agreement on March 22, 2013, for the private placement of bonds in an original amount of 4,471 million pesos (USD$350 million), maturing on March 22, 2035, under the following terms:

Stated yield	2.39%
Credit Spread (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar entered into an agreement for the private placement of bonds with an original aggregate principal amount of 737 million pesos (USD$50 million), maturing on March 22, 2035, under the following terms:

Quoted Yield	6.75%

In May 2022, Aerostar modified the payment terms of the agreement signed for the placement of bonds in the amount of USD$50 million, which had stipulated semi-annual payments and was amended to a single payment at maturity on March 22, 2035; this did not result in any penalty for the Company and was classified as a renegotiation.

In May 2022, Aerostar authorized the private placement of bonds with an original principal amount of $3,947,522 (USD$200 million), secured with a stated yield of 4.92% and maturing on March 22, 2035; the proceeds were received in July 2022. Aerostar is financially obligated, throughout the term of the bonds, to maintain debt coverage ratios greater than 1.0x, with measurement dates at each quarterly closing. As of December 31, 2025, and 2024, the debt coverage ratio for the bonds was 2.0x and 2.1x, respectively.

The following table shows the breakdown of short-term and long-term debt as of December 31, 2025:

				Amortization
	Debt in	Interest	Principal	Principal	Interest	Term		Amount
	thousands of USD	in dollars	in pesos	in pesos	in pesos	Short	Long	Reasonable
Syndicated Loan	$400,000	$(3,144)	$5,540,143	$(263,130)	$(56,592)	$356,291	$4,864,130	$5,568,220
Syndicated Loan	200,000	2,733	3,600,240		49,203	49,203	3,600,240	3,575,920
	$600,000	($411)	$9,140,383	($263,130)	($7,389)	$405,494	$8,464,370	$9,144,140

As of December 31, 2024, the breakdown of short-term and long-term debt is as follows:

				Amortization
	Debt in	Interest	Principal	Principal	Interest	Term		Amount
	thousands of USD	in dollars	in pesos	in pesos	in pesos	Short	Long	Reasonable
Syndicated Loan	$400,000	$(3,961)	$6,601,077	$(224,914)	$(82,332)	$386,998	$5,906,833	$6,662,935
Syndicated Loan	200,000	2,733	4,157,240		56,816	56,816	4,157,240	4,053,056
	$600,000	($1,228)	$10,758,317	($224,914)	($25,516)	$443,814	$10,064,073	$10,715,991

Assumptions Used

2025 and 2024:

Corporate risk based on yield-to-maturity spreads of comparable bonds in the “Transportation and Logistics” sector.

Level 2 in the fair value hierarchy for 2025 and 2024.

Methodology:

The following methodology was used to determine fair value in accordance with IFRS 13: A technically recognized valuation model in the financial sector (estimated future cash flows discounted to present value) using market information available as of the valuation date.

Note 14 - Stockholders’ Equity:

As of December 31, 2025, and 2024, the minimum fixed capital without withdrawal rights is $1,000, and the variable portion is $7,766,276 (nominal amount), represented by 300,000,000 registered Class I common shares with no par value, fully subscribed and paid in full. As of December 31, 2025, and 2024, no Class II shares have been issued, which would represent the variable portion of the capital stock in registered common shares.

Both classes of shares will have the characteristics determined by the Shareholders’ Meeting that approves their issuance and are composed as shown below.

	Total shares as of December 31,		Share capital as of December 31,
	2025	2024	2025	2024
Description
“B” Series	277,050,000	277,050,000	$7,173,079	$7,173,079
“BB” Series	22,950,000	22,950,000	594,197	594,197
Total	300,000,000	300,000,000	$7,767,276	$7,767,276

All common shares confer equal rights and obligations on the holders of each series of shares. Series BB shares have voting rights and other rights, such as the right to elect two members of the Board of Directors, and holders of Series B shares have the right to appoint the remaining members of the Board of Directors. Series BB shares may not represent more than 15% of the Company’s capital stock.

Legal Reserve

The Company must allocate at least 5% of its individual annual net income to the legal reserve fund until it equals 20% of the Company’s issued and outstanding capital stock. Mexican corporations may only pay dividends on retained earnings after the legal reserve fund for the fiscal year has been established.

Reserve for the Repurchase of Treasury Stock

The reserve for the repurchase of shares represents the reserve authorized by the Shareholders’ Meeting to enable the Company to repurchase its own shares in accordance with certain criteria established in the bylaws and the Securities Market Law. At the Ordinary General Shareholders’ Meeting held on April 23, 2025, it was decided to use the reserve for the repurchase of shares to declare dividends. As of December 31, 2025, there was no balance in the account, and as of December 31, 2024, the balance of the reserve for the repurchase of shares amounted to $23,191,198.

Dividends

At the Ordinary General Meeting held on April 23, 2025, the Company’s shareholders approved the payment of an ordinary cash dividend of $15,000,000 from retained earnings and the share repurchase reserve account, which was paid on May 29, 2025, as well as the approval of the payment of special dividends from the share repurchase reserve account in the amounts of $4,500,000 and $4,500,000 nominal, in both cases, these dividends will not be subject to income tax (ISR) as they originate from CUFIN, and payment was made on September 30, 2025, and November 27, 2025, respectively.

At the Ordinary General Meeting held on April 24, 2024, the Company’s shareholders approved the payment of an ordinary cash dividend of $3,277,800, as well as the payment of a special dividend with a par value of $3,000,000; in both cases, these dividends will not be subject to income tax (ISR) as they derive from the CUFIN, and they were paid on May 29, 2024, and June 26, 2024, respectively.

Dividends paid will be exempt from ISR if they originate from the CUFIN. Dividends exceeding said CUFIN will be subject to a tax rate of 42.86%. The tax liability will be borne by the Company and may be credited against the income tax liability for the fiscal year in which the dividend is paid. The remaining amount may be credited in the two immediately following fiscal years against the tax liability for that fiscal year or against estimated tax payments. Dividends paid that originate from profits previously subject to income tax will not be subject to any withholding or additional tax payments. ’s Income Tax Law (LISR) establishes the obligation to maintain the CUFIN with profits generated through December 31, 2013, and to establish a new CUFIN with profits generated on or after January 1, 2014. As of December 31, 2025, and 2024, the aggregate amount of the subsidiaries’ CUFIN is $17,933,778 and $30,171,752, respectively, while the CUCA is $60,458,561 and $58,307,032, respectively.

In the event of a capital reduction, any excess of shareholders’ equity over the balances of the contributed capital accounts will be treated for tax purposes in the same manner as a dividend, in accordance with the procedures established by the Income Tax Law (LISR).

Dividends from foreign subsidiaries are declared based on the cash flow generated in prior years. The payment of dividends is subject in all cases to the Company’s investment plans, its financial condition, and approval by the Board of Directors and the relevant Shareholders’ Meeting. Dividends paid will be subject to a 30% income tax in Mexico, and the tax will be borne by the Company.

Retained Earnings

Substantially all of the Company’s consolidated earnings were generated by its subsidiaries. Retained earnings may be distributed to the Company’s shareholders to the extent that the Company’s subsidiaries have distributed earnings to the Company.

Note 15 - Current and Deferred Income Tax:

The Company does not consolidate for Mexican tax purposes.

a. Income Tax

Mexico

In 2025 and 2024, the Company reported taxable income together with its subsidiaries of $15,616,291 and $16,969,158, respectively. In fiscal years 2025 and 2024, taxable income was partially offset by the utilization of tax losses of $172,850 and $162,727, respectively, with the exception of Minatitlán Airport, whose tax losses for fiscal years 2025 and 2024 amounted to $32,635 and $22,512, respectively.

The subsidiaries in Mexico that, as of December 31, 2025, and 2024, have not generated income tax due to tax losses pending carryforward are: Minatitlán (in both years) and Cozumel in 2024.

Tax income differs from accounting income due to items that accrue and are deducted differently over time for accounting and tax purposes, the recognition of the effects of inflation for tax purposes, as well as items that affect only accounting income or tax income. The Income Tax Law (LISR) establishes that the applicable income tax rate is 30% of taxable income.

The Company has evaluated the Preferential Tax Regimes and has determined that they do not apply to the fiscal years 2025 and 2024, since it does engage in business activities in the case of its investment in the Puerto Rico and U.S. airports; and since passive income does not represent more than 20% of its total revenue.

In accordance with the Company’s current policy regarding the distribution of future earnings (see Note 19.17) for the fiscal years 2025 and 2024, Cancún Airport recognized deferred income tax on the earnings of its subsidiaries Aerostar, Airplan, and ASUR US Commercial, which stem from its investment and for which dividends will be declared at some point in the future; the amount of this provision as of December 31, 2025, and 2024, is $485,935 and $710,991, respectively.

Aerostar

In 2025 and 2024, it reported taxable income of $460,668 (USD$23,462) and $363,966 (USD$17,989), respectively, which was partially offset by the amortization of tax losses in the amounts of $460,668 and $363,966, respectively. Aerostar has an agreement with the Puerto Rico Department of the Treasury, under which its operations are subject to a 10% Puerto Rico income tax pursuant to the provisions of Section 12(a) of the Public-Private Partnership Act (the Act) enacted in June 2009.

Airplan

It determined its taxable income (net income) in accordance with Colombian tax regulations for fiscal years 2025 and 2024 to be $2,292,560 and $2,116,189, respectively. Airplan is subject to a 35% income tax rate in 2025 and 2024.

ASUR US Commercial

The corporate tax rate in the United States is 21%. ASUR US Commercial and its subsidiaries were acquired in December 2025 in accordance with IFRS 3, since ASUR US Commercial’s subsidiaries are limited liability companies (LLCs) and have elected to be treated as pass-through entities for federal and state income tax purposes, with such taxes being the responsibility of their holding company in accordance with International Accounting Standard 12 “Income Taxes” (IAS 12).

The provision for income tax as of December 31, 2025, and 2024, is shown below:

	December 31,
	2025	2024
Mexico:
Income tax liability	$3,577,190	$4,954,716
Deferred income tax	(51,318)	812,364
Provision for Mexican income tax	3,525,872	5,767,080
Aerostar:
Income tax liability	$-	$-
Deferred income tax	61,412	(87,398)
Aerostar income tax provision	61,412	(87,398)
Airplan:
Income tax liability	$845,201	$737,198
Deferred income tax	(398,240)	(74,425)
Airplan income tax provision	446,961	662,773
Total income tax provision	$4,034,245	$6,342,455

The reconciliation between the statutory and effective income tax rates is shown below:

	December 31,
	2025	2024
Consolidated income before income tax provisions Plus (minus):	$14,958,942	$20,372,893
Net income before taxes of subsidiaries Aerostar, Airplan, and ASUR Airports	(2,191,341)	(2,973,374)
Net income before taxes of subsidiaries in Mexico that are not subject to income tax	8,593	(208,292)
Income before income tax provisions	12,776,194	17,191,227
Statutory income tax rate	30%	30%
Income tax that would result from applying the tax rate to before taxes to the profit	3,832,858	5,157,368
Non-deductible items and other differences	183,129	311,916
Annual inflation adjustment	(20,506)	(134,548)
Accounting exclusion of inflation effects	(244,553)	(278,647)
Income tax on undistributed earnings from investments in Airplan, ASUR US Commercial (ASUR US), and Aerostar pursuant to a decree on dividends recognized at the Cancún Airport	(225,056)	710,991
Effect of the difference in the income tax rate for Aerostar	61,412	(87,398)
Effect of the difference in the corporate income tax rate at Airplan	446,961	662,773
Provision for income tax	$4,034,245	$6,342,455
Effective income tax rate	32%	37%

The following table shows the effect of the main differences on deferred income tax:

	Year ended December 31,
Deferred tax:	2025	2024
Deferred income tax assets:
Temporary liabilities	$71,108	$65,643
Fair value of long-term debt	31,694	36,597
Unused tax losses	87,321	126,688
Allowance for uncollectible accounts	68,324	68,007
	258,447	296,935
Deferred income tax payable:
Fixed and Intangible Assets (*)	(2,682,600)	(3,045,654)
Temporary assets	(368,102)	(393,103)
Investment in foreign subsidiaries from undistributed earnings of Aerostar, Airplan, and ASUR US (beginning in 2025)	(485,935)	(710,991)
	(3,536,637)	(4,149,748)
Net deferred income tax liability	$(3,278,190)	$(3,852,813)

(*)            Includes the impact of Aerostar in the amounts of $1,102,163 and $1,234,730 for fiscal years 2025 and 2024, respectively; similarly, the effects of Airplan are an asset of $22,242 and a liability of $388,421, respectively, for the same fiscal years.

The net change in deferred tax assets and liabilities during the year is explained below:

	Provision for
	impairment		Currency
	in the portfolio	Assets	in currency	Investments in	Losses
	Loans	Concessionary	Foreign	subsidiaries	Tax	Other	Total
Balances as of January 1, 2024	$(68,653)	$2,975,531	($264,257)			$255,237	$2,897,858
Revaluation effect from conversion Airplan and Aerostar			294,222			10,192	304,414
Consolidated Income Statement:
Airplan	1,409	(69,852)	1,594			(7,576)	(74,425)
Aerostar	-	41,285	(2,021)		$(126,662)		(87,398)
Mexico	(763)	69,152		$710,991	(26)	33,010	812,364
	646	40,585	(427)	710,991	(126,688)	25,434	650,541
Balances as of December 31, 2024	$(68,007)	$3,016,116	$29,538	$710,991	$(126,688)	$290,863	$3,852,813
Revaluation effect from conversion			(192,184)		12,704	(6,997)	(186,477)
Airplan and Aerostar
Consolidated Income Statement:
Airplan	-	(395,172)	4,956		-	(8,024)	(398,240)
Aerostar	-	35,701	519		26,663	(1,471)	61,412
Mexico ‡‡	(317)	183,126	-	(225,056)	-	(9,071)	(51,318)
	(317)	(176,345)	5,475	(225,056)	26,663	(18,566)	(388,146)
Balances as of December 31, 2025	$(68,324)	$2,839,771	$(157,171)	$485,935	$(87,321)	$265,300	$3,278,190

Starting in 2024, the Company decided to modify its dividend distribution policy for its foreign subsidiaries to distribute dividends based on accumulated earnings and, thereby, recognize deferred income tax for its foreign subsidiaries, Aerostar and Airplan, and for its subsidiary ASUR US, recognize this deferred income tax starting in 2025. (See Note 19.17).

‡‡	The 2025 fiscal year includes the recognition of a net deferred income tax benefit on untaxed taxed earnings from investments in subsidiaries Aerostar, Airplan, and ASUR US in the amount of $225,056, and in 2024, it includes the recognition of deferred income tax on the untaxed earnings from investments in subsidiaries Aerostar and Airplan in the amount of $710,991.

	December 31,
	2025	2024
Retained Earnings	$1,619,783	$2,369,969
Tax Rate	30%	30%
Unrecognized deferred income tax liabilities related to the above temporary differences	$485,935	$710,991

The favorable temporary difference arising from the calculation of deferred tax on dividend distributions from the Colombian subsidiary was not recognized as an asset because there is no certainty regarding its recoverability. The amount determined as of December 31, 2025, is $472,301.

b. Taxes to be Recovered

As of December 31, 2025, and 2024, the income tax credit amounts to $1,112,994 and $110,327, respectively.

Tax Losses at Aerostar

In 2024, based on its financial and tax projections, the Company capitalized tax losses from prior years of its subsidiary Aerostar in the amount of $126,662 ($6,093 thousand USD). As of December 31, 2025, Aerostar still has tax losses for which no deferred income tax has been recognized, as there is still no reasonable certainty of their recovery in future years.

Year	Amount (in thousands of dollars)	Expiration
2016	$13,873	2026
2017	11,124	2027
2018	5,300	2028
2020	12,424	2030
	$42,721

International Tax Reform

Pillar Two Model Rules Amendments to IAS 12The Organization for Economic Cooperation and Development (OECD) published the International Tax Reform Pillar Two Model Rules, resulting from the digitalization of the economy, as part of the global model rules against base erosion and profit shifting (BEPS). The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on income generated during a specific period in each jurisdiction where they operate. The rules apply a top-up tax system that raises the total amount of tax paid on an entity’s excess profits in a jurisdiction to the minimum rate of 15%.

The Company operates in four jurisdictions Mexico, Colombia, Puerto Rico, and the United States and expects its situation in the Dominican Republic to be resolved in the coming year. As of December 31, 2025, and 2024, the Company is not within the scope of the Pillar Two model rules because this legislation has not been enacted in the jurisdictions where the Company operates. However, the Company has begun to analyze the potential future impacts it would face once the legislation is enacted in those jurisdictions. In the case of Mexico and Colombia, the Company estimates that there will be no potential impact since the effective tax rate exceeds 15% (the minimum rate established by the Pillar Two model rules). As for Puerto Rico, the rate is lower (10%) and was defined in the concession agreement. The Puerto Rico Department of the Treasury is in the process of contracting international tax consulting services for the implementation of the global minimum corporate tax agreement in Puerto Rico. In the case of the United States, the Company will assess the impact once its subsidiary, ASUR Airports LLC, becomes subject to tax upon the distribution of its profits. With regard to ASUR Dominicana, the Company will assess the impact once it begins operations.

The Company has adopted the mandatory exception to recognize and disclose information regarding deferred tax assets and liabilities arising from Second Pillar income taxes, as provided for in the amendments to IAS 12 issued in May 2023.

Tax authorities routinely review the Company’s tax returns. Management believes that the tax returns may contain positions that could be challenged by these tax authorities in the normal course of a tax audit.

If new information is identified in subsequent periods that affects the Company’s current position on certain tax matters, the Company will recognize the impact in the period in which the new information is identified.

The Company and its subsidiaries had no recognized tax assets or liabilities as of December 31, 2025, and 2024, related to uncertain tax positions.

Note 16 - Balances and Transactions with Related Parties:

16.1    Amounts Payable

As of December 31, 2025 and 2024, respectively, the amounts payable to related parties reported in the consolidated statement of financial position are as follows:

	December 31,
	2025	2024
Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V.	$(98,507)	$(101,266)
(Shareholder / technical assistance)	$(98,507)	$(101,266)

16.2            Transactions with Related Parties

As of December 31, 2025, and 2024, the following transactions with related parties were entered into, which were treated as if the terms of consideration for transactions with related parties were equivalent to those for similar transactions with independent third parties, as shown below:

	December 31,
Operating revenue:	2025	2024
Autobuses de Oriente, S. A. de C. V. (Shareholder)	$18,998	$19,352
Autobuses Golfo Pacífico, S.A. de C.V. (Shareholder)	10,249	9,515
Coordinados de México de Oriente, S.A. de C.V. (Shareholder)	6	60

Expenses:
Technical assistance (Note 16.4)	$(400,912)	$(400,838)
Leases	(6,717)	(6,206)

16.3            Compensation for Key Personnel

Key personnel include executives, members of the Board of Directors, and members of the various committees. During the fiscal years ended December 31, 2025, and 2024, the Company granted the following benefits to the , key management personnel, the Board of Directors, and the Company’s various committees:

	December 31,
	2025	2024
Salaries and other short-term benefits for key personnel (*)	$191,020	$204,913
Compensation for the Board of Directors and Committees	12,068	8,698

(*)	For fiscal years 2025 and 2024, this includes costs of $75,280 and $99,962, and $20,048 and $19,543, respectively, for key personnel among the directors of Aerostar and Airplan.

As of December 31, 2025, and 2024, there are no outstanding balances payable to key personnel.

16.4         Technical Assistance Agreement

In connection with the 1998 sale of Series BB shares to Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA), the Company entered into a technical assistance agreement with ITA, under which ITA and its shareholders agreed to provide management and consulting services and to transfer industry and technological knowledge and expertise to the Company in exchange for consideration.

The agreement has an initial term of 15 years and is automatically renewed for successive five-year periods, unless one party provides the other with a notice of termination within a specified period prior to the scheduled expiration date. The Company may exercise its right to terminate the agreement only through a resolution of the shareholders. ITA began providing services under the aforementioned agreement on April 19, 1999.

Under the contract, the Company agreed to pay annual compensation equal to the greater of a fixed amount or, through December 31, 2023, 5% of the Company’s consolidated net income before deducting technical assistance compensation and before comprehensive financing income, income tax, depreciation, and amortization, determined in accordance with the applicable Mexican Financial Reporting Standards (NIF). Starting in 2024, the consideration was reduced to 2.5% of the Company’s consolidated net income before deducting the technical assistance fee and before comprehensive financing income, income tax, depreciation, and amortization; the minimum fixed amount is USD$2 million ($36.0 million pesos).

The fixed minimum amount will be increased annually by the U.S. inflation rate plus value-added tax on the payment amount. The Company entered into an amendment to the technical assistance and transfer agreement, which specifies that the consideration will be paid quarterly beginning January 1, 2008; these payments will be deducted from the annual consideration.

As of December 31, 2025, and 2024, technical assistance expenses were $400,912 and $400,838, respectively, and are reported in the consolidated income statement under the line item “Cost of aeronautical and non-aeronautical services.” ITA is also entitled to reimbursement for expenses incurred in providing the services under the contract. ITA’s Series BB shares were transferred to a control trust to, among other things, ensure compliance with the technical assistance contract.

Note 17 - Commitments and Contingencies:

Commitments:

a.          Since May 21, 2015, the Company has leased office space in Mexico City under a 60-month lease agreement, which is renewable. The monthly rent is USD$29.2 (approximately $526).

As of December 11, 2025, the Company, through its subsidiary ASUR Commercial, , holds lease agreements at the LAX, ORD, JFKT1, and JFKT8 airports. See Notes 1.1 and 19.8.2.

The total future minimum payments under the non-cancelable lease agreement, which are due within the next two years, are as follows:

	Mexico	ASUR Commercial
Up to one year	$4,357	$1,405,648
Between one and two years	15,975	865,612
Total	$20,332	$2,271,260

As of December 31, 2025, and 2024, amortization of the right-of-use asset, which is included in administrative expenses on the consolidated income statement, amounted to approximately $6,717 and $6,206, respectively.

b.            On June 22, 2018, the Company received approval from the SCT for the PMDs for the five-year period from 2019 to 2023, under which the Company committed to making improvements during those years.

On December 11, 2023, the Company received approval from the SCT for the PMDs for the five-year period from 2024 to 2028, under which the Company committed to making improvements during those years.

As of December 31, 2025, the investment commitments under this PMD are as follows:

Period	Amount
2026	$7,237,500
2027	5,163,300
2028	6,695,100
	$19,095,900	(1)

(1)            Figures in pesos adjusted as of December 31, 2025, based on the Construction Price Index (IPCO) in accordance with the terms of the PMD.

c.            As part of its commitments, Aerostar has agreed to finance and complete certain capital and repair projects related to LMM Airport. Aerostar has no time constraints for completing them, except that they must be executed at any time during the term of the Concession Agreement. As these projects are carried out, they must be recorded as expenses incurred or capitalized and must be depreciated depending on their nature, as set forth in Aerostar’s accounting policies. Capital projects will be capitalized as part of an intangible asset and will be depreciated over the shorter of their remaining useful lives or the term of the Concession Agreement. Some projects were not included in the original obligations assumed due to certain factors of uncertainty, the variability of future costs, and the long period of time over which these commitments will be fulfilled. As of December 31, 2025, and 2024, Aerostar had fulfilled the agreed-upon commitments.

d.            In accordance with the concession agreements in effect at JFK, the Company is required to (or will require its tenants to) invest at least USD$104.0 million ($1,872 million) in JFK T8 as capital expenditure for the construction and installation of improvements during the first three years of the term, which began on July 1, 2023. Additionally, the Company must invest at least USD$18.5 million (333 million) in concession area improvements at JFK T8, USD$10.0 million ($180 million) in concession area improvements at JFK T1, and USD$2.5 million ($45 million) in other improvements at JFK T8.

Pursuant to the concession agreements in effect at Los Angeles International Airport (LAX), the Company is required to (or to require its tenants to) invest at least USD$11.1 million ($199.8 million) in capital expenditures for the construction and installation of improvements, which must be completed by January 31, 2028.

Contingencies:

As of December 31, 2025, and 2024, the Company has confirmed that the outcomes of the disputes cannot be accurately predicted, as they are currently subject to due legal process, and it believes there is insufficient evidence to determine that, even if they were resolved adversely, they would significantly affect the Company’s consolidated financial position.

e.           The Company’s operations are subject to Mexican federal and state laws, in addition to the laws of Puerto Rico and Colombia for its subsidiaries outside Mexican territory.

f.            When the bidding process for the sale of the shares (1998) of the Groups took place Regarding airport concessions, the SCT established and announced that concessionaires could amortize the value of the concession for tax purposes at a rate of up to 15% per year. In February 2012, the Ministry of Finance and Public Credit, in opposition to this resolution, issued a tax assessment against Cancún in the amount of 865 million pesos, on the grounds that the 15% amortization rate was not valid for 2006 and 2007. The Company considered this action to be improper and filed a lawsuit seeking annulment to challenge this decision. However, in order to qualify for the tax forgiveness program (amnesty program) provided for in Transitory Article Three of the Federal Revenue Law for fiscal year 2013, during this fiscal year, the Company partially withdrew the lawsuit filed with respect to the tax assessments, but not with respect to the determination regarding the additional profit-sharing payment, a matter on which the litigation continues. In September 2023, through a new resolution issued by the Decentralized Tax Audit Management of Quintana Roo, the amount of the profit-sharing distribution was set at 99.8 million pesos. The Company considered this decision to be improper and filed a nullity action to challenge it. On October 16, 2025, the Company responded to a final request issued by the Regional Chamber of the Federal Court of Administrative Justice. Should the appeal be lost, payment of $99.8 million could be required. As of December 31, 2025, the risk that the judge will not rule in Cancún’s favor is remote.

g.            There are currently several labor lawsuits pending against the Company, primarily related to involuntary termination. Should the rulings be unfavorable to the Company, they do not involve significant amounts. The Company is involved in legal proceedings as of the date of this report, and no final ruling has been issued.

h.            On August 21, 2019, the plenary session of COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S.A. de C.V. of the resolution issued on July 25, 2019, in which it was determined that: i) administrative liability was established for engaging in the monopolistic practice provided for in Article 56, subsection V of the Federal Economic Competition Law (LFCE) (denial of treatment), and ii) a fine of 73 million pesos was imposed on the Company. In this regard, the Company has challenged the administrative sanction imposed by COFECE by filing an indirect amparo action, as the grounds for doing so exist. In November 2023, a specialized federal judge granted Cancún Airport constitutional protection against COFECE’s decision and ordered the Plenary to review and justify whether the Company had in fact engaged in the monopolistic practice of “refusal to negotiate.” On November 21, 2025, the Court upheld the appealed ruling and granted the constitutional protection to Cancún Airport, requiring the plenary session of the National Antitrust Commission (CNA)which has replaced COFECE to issue a new resolution. As of December 31, 2025, the CNA is in the process of issuing a new resolution. The risk in the event that the ruling is unfavorable to the Company amounts to $73 million pesos. This amount is not recorded because the risk that cash outflows will be required to pay the obligation is remote.

Note 18 - Basis of Preparation:

The Company’s consolidated financial statements as of December 31, 2025, and 2024 have been prepared in accordance with IFRS (International Financial Reporting Standards issued by the International Accounting Standards Board (IASB)) and the interpretations issued by the IFRS Interpretations Committee (IFRS IC).

18.1            Measurement Bases

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at amortized cost, and the fair value of investment properties, as explained in the accounting policies described below.

The consolidated financial statements have been prepared on a going concern basis.

18.2            Use of Estimates and Judgments

The preparation of the consolidated financial statements requires the Company’s management to make judgments, estimates, and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, revenues, and expenses. Areas involving a higher degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are described in Note 21.

Critical estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Note 19 - Summary of Material Accounting Policies:

19.1   New Standards and Amendments

Some of the amendments and improvements that became effective as of January 1, 2025, were:

Amendments to IAS 21Currency Non-Convertibility

In August 2023, the IASB amended IAS 21 to help entities determine whether one currency is exchangeable for another currency and which spot exchange rate to use when it is not. The Company was not affected by the adoption of these amendments and does not expect them to have an impact on its financial statements in future periods.

Certain amendments to accounting standards have been published; these are not effective for reporting periods ending December 31, 2025, and have not been early adopted by the Company. These amendments are not expected to have a material impact on the Company in current or future reporting periods or on foreseeable future transactions.

The Group’s assessment of the impact of these new standards and amendments is presented below:

a)            Amendments to the classification and measurement of financial instruments amendments to IFRS 9 and IFRS 7 (effective for periods beginning on January 1, 2026).

On May 30, 2024, the IASB issued specific amendments to IFRS 9 and IFRS 7 to address recent questions that arose in practice and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

Clarify the recognition and derecognition dates for certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic funds transfer system.

Clarify and provide additional guidance on assessing whether a financial asset meets the principal and interest only (SPPI) criterion.

Add new disclosures for certain instruments with contractual terms that may alter cash flows (such as some financial instruments with features linked to the achievement of environmental, social, and governance objectives); and

They update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

b)            Amendments to IFRS 9 and IFRS 7 regarding nature-dependent electricity contracts (effective for annual periods beginning on or after January 1, 2026).

On December 18, 2024, the IASB issued specific amendments to IFRS 9 and IFRS 7 for contracts relating to nature-dependent electricity, clarifying the self-use exception for such contracts, defining criteria for considering self-consumption, allowing hedge accounting for variable volumes if the applicable criteria are met, and requiring greater transparency in disclosures.

c)            IFRS 19 Subsidiaries Without a Public Accountability Requirement: Disclosures (effective for annual periods beginning on or after January 1, 2027).

Issued in May 2024, IFRS 19 allows certain eligible subsidiaries of parent entities that report in accordance with IFRS accounting standards to apply reduced disclosure requirements.

d)            IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).

IFRS 18 will replace IAS 1 Presentation of Financial Statements, introducing new requirements that will help ensure the comparability of the financial performance of similar entities and provide users with more relevant information and greater transparency. While IFRS 18 will not affect the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be widespread, particularly those related to the income statement and the inclusion of management-defined performance measures within the financial statements.

Management is currently evaluating the detailed implications of applying the new standard to the Company’s consolidated financial statements. Based on a preliminary high-level assessment, the following potential impacts have been identified:

Based on a preliminary assessment, the Company does not expect the adoption of IFRS 18 to have an impact on net income; however, it could result in changes to the presentation and grouping of certain items in the primary financial statements, particularly in the determination and presentation of operating income.

Likewise, there may be changes in the breakdown of certain line items, including foreign exchange differences, gains or losses on financial instruments, and the separate presentation of goodwill, as well as new disclosure requirements in the notes, if applicable. The Company continues to evaluate the impact of IFRS 18 and will disclose any material effects in a timely manner once that analysis is complete.

The Company will apply the new standard as of its mandatory effective date of January 1, 2027. Retrospective application is required; therefore, comparative information for the fiscal year ending December 31, 2026, will be restated in accordance with IFRS 18.

19.2        Consolidation and Equity Method

The Company’s consolidated subsidiaries, in which it holds an equity interest as of December 31, 2025, and 2024, are shown below:

	Percentage of Ownership (%)	Principal Activity
Aeropuerto de Cancún, S. A. de C. V.	100%	Airport services
Cozumel Airport, S.A. de C.V.	100%	Airport services
Mérida Airport, S.A. de C.V.	100%	Airport services
Huatulco Airport, S.A. de C.V.	100%	Airport services
Oaxaca Airport, S.A. de C.V.	100%	Airport services
Veracruz Airport, S.A. de C.V.	100%	Airport services
Villahermosa Airport, S.A. de C.V.	100%	Airport services
Tapachula Airport, S.A. de C.V.	100%	Airport services
Minatitlán Airport, S.A. de C.V.	100%	Airport services
Cancún Airport Services, S.A. de C.V. ( *)	100%	Airport services
Aerostar Airport Holdings, LLC (*)	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A. (*)	100%	Airport services
ASUR Dominicana, LLC (*)	100%	Commercial
RH Asur, S.A. de C.V.	100%	Administrative Services
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Administrative services
Asur FBO, S.A. de C.V. ( *)	100%	Administrative services
Caribbean Logistics, S.A. de C.V. ( *)	100%	Freight services
Cargo RF, S.A. de C.V. ( *)	100%	Cargo service
ASUR US Commercial Airports, LLC (*) (**)	100%	Commercial

(*)           These subsidiaries are sub-consolidated under Cancún Airport.

(**)           On December 11, 2025, this subsidiary acquired ASUR Airports, LLC (formerly URW Airports), with a 100% ownership interest, in ASUR Airports, which in turn holds an equity interest in its subsidiaries ASUR Airports JFK T1 and ASUR Airports JFK T8, which in turn hold an 81.38% stake in Innovation Partners, LLC.

Relevant Information on ASUR Airports and Its Non-Controlling Interest

ASUR Airports records and reports its financial information in accordance with IFRS in U.S. dollars for the purpose of consolidating its financial information with that of the Company, and converts it to Mexican pesos. The exchange rate used at the end of fiscal year 2025 was 18.00 Mexican pesos per U.S. dollar.

As of December 31, 2025, the condensed financial information for ASUR Airports, in which a non-controlling interest is held, is presented below:

Condensed Statement of Financial Position	December 31 2025
Cash and cash equivalents	$424,680
Other Current Assets	408,048
Current assets	832,728
Financial liabilities:
Other current liabilities	(1,747,213)
Working capital	(914,485)
Investment properties - Net	12,758,949
Other long-term assets	12,962
Lease liabilities	(6,720,103)
Other long-term liabilities	(102,413)
Stockholders’ equity	$5,034,910

Year ended
December 31
Condensed Income Statement	2025
Non-Aviation Revenue	$133,143
Operating Costs and Expenses	(46,968)
Comprehensive financing incomeNet	(67,662)
Net income for the period	18,513
Foreign currency translation effect	(11,893)
Comprehensive income	$6,620
Net income for the period attributable to:
Controlling interest	$19,421
Non-controlling interest	(908)
$18,513

Relevant information regarding Aerostar and its significant noncontrolling interest

Aerostar reports its financial information in accordance with IFRS for the purpose of consolidating its financial information with that of the Company. The exchange rates used at the end of fiscal years 2025 and 2024 were $18.00 and $20.79 Mexican pesos per U.S. dollar, respectively.

As of December 31, 2025, and 2024, the condensed financial information for Aerostar, in which the Company holds a significant noncontrolling interest, is presented below:

	December 31,
Condensed Statement of Financial Position	2025	2024
Cash and Cash Equivalents	$323,859	$850,723
Restricted cash and cash equivalents	2,041,027	2,043,625
Other current assets	395,851	369,479
Current assets	2,760,737	3,263,827
Financial liabilities:
Other current liabilities	(1,211,118)	(1,246,162)
Working capital	1,549,619	2,017,665
Fixed assets - Net	230,356	199,544
Intangible assets - Net	12,290,973	13,921,262
Other long-term assets	71,379	101,450
Long-term debt	(8,464,370)	(10,064,073)
Other long-term liabilities	(13,375)	(16,503)
Deferred taxes - Net	(568,899)	(574,176)
Stockholders' equity	$5,095,683	$5,585,169

	Year ended
	December 31,
Condensed Income Statement	December 31,	2024
Total Revenue	$5,425,370	$4,815,975
Operating costs and expenses	(3,640,506)	(3,097,961)
Comprehensive financing income (expense) - Net	(467,619)	(421,812)
Deferred income tax	(77,827)	71,911
Net income for the period	1,239,418	1,368,113
Foreign currency translation effect	(875,980)	907,659
Comprehensive income	$363,438	$2,275,773

On October 10, 2025, Aerostar’s Board of Directors approved a refund of contributed capital in the amount of USD$20,768 ($264,967), and approved and paid a dividend of USD$29,232 ($588,029) corresponding to earnings for the year 2025, of which 60% is allocated to the Company and 40% to the partner Avialliance, with an income tax withholding of USD$1,370 (24,660) applied to the Company. The

Company did not change its proportional equity interest in Aerostar, maintaining control with 60% of the capital stock; therefore, this was not considered a disposal, and the cumulative effects of the conversion were not reclassified from comprehensive income.

On October 7, 2024, Aerostar’s Board of Directors approved a refund of contributed capital in the amount of USD$20,000 ($255,167) and approved the declaration and payment of a dividend of USD$60,000 ($1,075,823), corresponding to earnings for the year 2024, of which 60% is attributable to the Company and 40% to the partner Avialliance, with an income tax withholding of USD$1,799 applied to the Company. The Company did not change its proportional equity interest in Aerostar, maintaining control with 60% of the capital stock; therefore, this was not considered a disposal, and the cumulative effects of translation were not reclassified from comprehensive income.

With regard to the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the ability to access the assets or use them to settle its obligations.

Information on Airplan

Airplan records and reports its financial information in accordance with IFRS as adopted in Colombia and the corresponding interpretations (CINIIF) issued by the IASB, and in Colombian pesos. For the purposes of consolidating Airplan into the Company, a conversion to Mexican pesos is performed. The exchange rate used at the end of fiscal years 2025 and 2024 was 209.37 and 211.33 Colombian pesos per Mexican peso, respectively.

a.            Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls another entity when it is exposed to, or has the right to, variable returns arising from its relationship with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date control begins until the date control ends.

Intercompany transactions, balances, revenues, and expenses arising from transactions between group companies were eliminated. Unrealized gains and losses are also eliminated. The accounting policies of the subsidiaries are consistent with those adopted by the Company. The accounting method used by the Company for business combinations is the acquisition method. The Company defines a business combination as a transaction in which it obtains control of a business, through which it has the power to direct and manage the relevant activities of that business’s set of assets and liabilities for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors.

The consideration transferred in the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially measured at their fair value as of the acquisition date. The Company recognizes any noncontrolling interest in the acquiree based on the noncontrolling interest’s proportionate share of the acquiree’s identifiable net assets. The Company’s accounting policy allows it to recognize the noncontrolling interest (NCI) either based on the noncontrolling interest’s proportionate share of the identifiable net assets or at fair value.

If the initial accounting for the business combination is not completed by the end of the reporting period in which the combination occurred, the Company presents items for which the fair value calculation has not been completed on a provisional basis in the consolidated financial statements. During the measurement period, which does not exceed one year from the acquisition date, the provisional fair value recognized at the acquisition date is adjusted retrospectively to reflect information obtained regarding the facts and circumstances existing at the acquisition date, if it is determined that this will affect the measurement of the amounts recognized as of that date.

Acquisition-related costs are recognized as expenses in the consolidated statement of income as incurred.

Goodwill is initially measured as the excess of the consideration paid and the fair value of the noncontrolling interest in the acquired subsidiary over the fair value of the identifiable net assets and liabilities acquired. If the consideration transferred is less than the fair value of the net assets of the acquired subsidiary in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income. If the business combination is achieved in stages, the carrying amount as of the acquisition date of the Company’s previously held interest in the acquired entity is remeasured to its fair value as of the acquisition date. Any gain or loss resulting from such remeasurement is recognized in income for the period.

b.            Changes in Ownership Interests in Subsidiaries Without Loss of Control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions in equity; that is, as transactions with shareholders in their capacity as owners. The difference between the fair value of the consideration paid and the acquired interest in the carrying amount of the subsidiary’s net assets is recorded in equity. Gains or losses on the sale of a noncontrolling interest are also recorded in consolidated equity.

c.            Disposal of Subsidiaries or Associates

When the Company loses control or significant influence over an entity, any retained interest in that entity is measured at fair value, with the effect recognized in net income. Subsequently, that fair value serves as the initial carrying amount for the purpose of recognizing the retained interest as an associate, joint venture, or financial asset, as appropriate. Furthermore, amounts previously recognized in other comprehensive income in relation to that entity are derecognized as if the Company had directly disposed of the related assets or liabilities. This implies that amounts previously recognized in other comprehensive income are reclassified to income.

If the investment in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income will be reclassified to profit or loss as appropriate.

d.            Step Acquisition

An additional acquisition of an interest in a joint venture accounted for using the equity method is considered a business combination, which is carried out in stages; therefore, the fair value of the previously acquired interest is revalued.

e.            Associates

Associates are all entities over which the Company exercises significant influence but not control. Generally, the Company holds between 20% and 50% of the voting rights in these entities. Investments in associates are accounted for using the equity method and are initially recognized at cost (see subsection h. Equity Method).

On May 18, 2023, our subsidiary ASUR Dominicana LLC (ASUR Dominicana) a commercial entity incorporated and organized under the laws of the State of Delaware, United States of America (which is also a subsidiary of Cancún Airport) entered into an investment agreement with Aeropuerto Internacional de Bávaro AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral, and Alberto Alejandro Durán Santana (investors), for the purpose of developing and constructing an international airport in Bávaro, Dominican Republic, agreeing to hold a 25% stake in AIB. The agreement stipulates an estimated total investment of USD $66 million once construction is completed. The initial investment was USD $17.8 million and was recognized as an investment in an associate. As of December 31, 2025, AIB’s construction permit has not yet been authorized.

The Company assumed contractual obligations through an investment agreement entered into on May 18, 2023, whose primary objective is the development and construction of AIB in the Dominican Republic. This agreement states that the Company must acquire additional shares of AIB in the future up to a 25% stake (USD $66 million). As of December 31, 2024, the outstanding amount to be invested totals USD$48.1 million. The agreement stipulates that this outstanding obligation must be fulfilled once approval is obtained from the government where the airport will be built; such approval is not within the Company’s control but rather that of the Dominican Civil Aviation Institute (IDAC). This future obligation to purchase shares qualifies as a derivative measured at fair value through profit or loss, which was not material for recognition as of December 31, 2025, and 2024. In addition, the agreement stipulates that ASUR Dominicana received from AIB a mortgage guarantee on a portion of the real estate owned by AIB, for a total value of USD$25 million, as security for the initial payment of ASUR Dominicana’s capital contribution. In the event that the Bávaro International Airport is not constructed within three years from the date of the Company’s initial investment payment, or if the AIB is definitively and irrevocably canceled by the authorities, the current investors will purchase the shares of ASUR Dominicana for the total amount they paid for them. This right to recover the investment was classified as a financial asset measured at fair value, in addition to the recognition of the equity method under the investment in associates account. As of December 31, 2025, the fair value of the financial asset is recognized within the 25% equity method of the investment. As of December 31, 2025, the fair value of the financial asset is equal to the cost of the investment, to which the 25% equity method for that investment was additionally recognized. As of December 31, 2025, government approval for the construction of the airport has not yet been obtained, and the fair value of the financial asset is similar to the cost of the investment.

f.             Joint Arrangements

Under IFRS 11, investments in joint arrangements are classified either as a joint operation or as a joint venture depending on the contractual rights and obligations of each investor, rather than on the legal structure of the joint arrangement.

g.            Joint Ventures

Interests in joint ventures are accounted for using the equity method, after being initially recognized at cost in the consolidated statement of financial position.

On February 20, 2020, our subsidiary Aeropuerto de Cancún entered into a contractual agreement with Aviation Investments, LLC, to establish a joint venture through a separate legal entity called Airport Development Group, LLC, with each party holding a 50% stake. The initial investment was USD$500 ($10,556). The agreement stipulates that decisions regarding the entity’s material activities require the unanimous consent of both parties. The Company evaluated the nature of the transaction and determined that it constituted a joint venture. Joint ventures are accounted for using the equity method. In July 2023, the agreement with Airport Development Group, LLC was terminated, and the Company’s investment was repaid.

h.            Equity Method

Under the equity method, investments are initially recognized at cost and are subsequently adjusted to reflect the Company’s share of post-acquisition results, as well as changes in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Company’s share of the losses of a joint venture equals or exceeds its interest in the joint venture (which includes any long-term interest that, in substance, forms part of the Company’s net investment in the joint venture), the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of or for the account of the joint venture.

Unrealized gains on transactions between Group companies and their joint ventures are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset. The accounting policies for investments accounted for under the equity method have been changed where necessary to ensure consistency with the policies adopted by the Company.

i.             Capital reduction in foreign subsidiaries

Capital reductions that do not result in a change in the parent company’s proportional ownership interest are not considered a partial disposal. Since the Group maintains the same ownership interest and continues to control the foreign subsidiary, the cumulative effects of translation are not reclassified to the statement of comprehensive income.

19.3        Foreign Currency Translation

Functional and Reporting Currency

Items included in the financial statements of each entity comprising the Company are measured in the currency of the primary economic environment in which each entity operates, that is, its “functional currency.” The Mexican peso is the functional and reporting currency, and the consolidated financial statements are presented in thousands of Mexican pesos.

19.3.1     Consolidation of Subsidiaries and Associates with a Functional Currency Different from Their Presentation Currency

The results and financial position of Aerostar, Airplan, ASUR Dominicana, and ASUR Airports (which do not operate in hyperinflationary economies) that have a functional currency different from the presentation currency are translated into the presentation currency, as shown below.

(i)            Assets and liabilities recognized in the statement of financial position are translated at the exchange rate as of the closing date of that statement of financial position.

(ii)           The equity in each presented statement of financial position is translated at the historical exchange rate.

(iii)          Revenue and expenses recognized in the income statement are translated at the average exchange rate for each month (except when this average is not a reasonable approximation of the effect of translating results at the exchange rates prevailing on the dates of the transactions; in which case those exchange rates were used).

(iv)         The resulting exchange differences are recognized as other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition date of a foreign operation to measure them at fair value are recognized as assets and liabilities of the foreign entity and are converted at the closing exchange rate.

19.3.2    Foreign Currency Transactions and Foreign Exchange Gains and Losses

Transactions in foreign currencies are recorded in the functional currency using the exchange rates in effect on the transaction date or the exchange rate in effect on the valuation date.

Differences arising from exchange rate fluctuations between the dates of the transactions and the date of their settlement or valuation at year-end are recognized in the consolidated income statement.

19.4       Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits, and other highly liquid investments with an original maturity of three months or less from the date of acquisition, which are readily realizable and subject to insignificant risks of changes in value. As of December 31, 2025, and 2024, cash and cash equivalents consisted primarily of bank deposits in pesos and U.S. dollars and investments in bank and government securities denominated in pesos.

19.5        Trust Rights

To manage the concession’s resources and pay the obligations incumbent upon Airplan, a trust is established to which Airplan transfers all gross revenue received as contract compensation and all debt and equity funds obtained for the execution of the concession.

19.6        Restricted cash

Restricted cash is classified as current if it is expected to be used within 12 months from the reporting date. Any restricted funds beyond 12 months are classified as noncurrent. Restricted cash includes cash that is restricted in terms of immediate access and use. The nature of the restrictions includes prior approvals for use and restrictions imposed by bond placement agreements and federal agency funds related to capital expenditures.

Aerostar maintains restricted cash as required by debt agreements in the amounts of $1,293,363 and $1,464,532 as of December 31, 2025, and 2024, respectively, and PFC in the amounts of $747,664 and $579,093 as of December 31, 2025, and 2024, respectively. Mexico has no restricted cash balance as of December 31, 2025, and 2024.

In December 2025, pursuant to the acquisition agreement between ASUR US Commercial and URW Airports, a trust was established in the amount of US$3,000 for the purpose of enabling ASUR US Commercial to guarantee certain additional transaction expenses. The balance as of December 31, 2025, amounts to $54,004.

Restricted cash is presented in the consolidated statement of cash flows under financing activities in relation to the reserves to which the Company is obligated under the bond placement agreements, and under investing activities, which relate to investments in airport infrastructure. See Note 5.1.

19.7        Financial Assets

a.             Classification. The Company classifies its financial assets into the following measurement categories:     a) those measured at amortized cost, and b) those that are subsequently measured at fair value (either through changes in other comprehensive income or in net income), none of which the Company currently holds. The classification depends on the Company’s business model for managing financial assets and on the contractual terms of the cash flows. The Company reclassifies financial assets when, and only when, its business model for managing those assets changes. The Company’s financial assets are measured at amortized cost because the contractual terms meet the SPPI (Sole Payment of Principal and Interest) requirement, and the Company’s business model is to collect the cash flows.

b.            Measurement. Upon initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs directly attributable to their acquisition. Transaction costs for financial assets at fair value (with changes recognized in profit or loss or other comprehensive income) are recognized in profit or loss as they occur. For assets measured at fair value, gains and losses are recognized in income or in other comprehensive income. Financial assets with embedded derivatives are considered in their entirety when it is determined whether the cash flows consist solely of principal and interest payments. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Investments in securities and accounts receivable are included as current assets, except for those maturing more than 12 months after the statement of financial position date. These are classified as noncurrent assets. Loans, accounts receivable, and investments in securities are initially measured at fair value plus directly attributable transaction costs, and subsequently at amortized cost.

c.            Impairment. - Impairment losses are reported as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item. For accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires that expected losses over the life of the instrument be recognized upon initial recognition of the accounts receivable. See Note 6.2.

19.8        Leases

19.8.1     As a lessor

The subsidiary ASUR Commercial LLC enters into contracts with third-party commercial operators (sublessees), granting them the right to use spaces previously leased from the airport authority.

Under this structure:

•	The airport authority is the master lessor.

•	ASUR Commercial is the lessee under the master lease and, at the same time, the intermediary lessor in the sublease.

•	The commercial operators are the sublessees.

In accordance with IFRS 16, the sublease from ASUR Commercial to the operators is classified as an operating lease based on the right-of-use arising from the master lease (and not based on the original underlying asset). Revenue from operating leases is recognized in the consolidated statement of comprehensive income as non-aeronautical service revenue on a straight-line basis over the lease term.

The classification of the sublease is determined by assessing whether it transfers substantially all the risks and rewards associated with the right-of-use asset.

The Company’s leasing of space in its capacity as lessor at the terminals is documented through contracts, either with fixed monthly rents or with payments based on the greater of a minimum monthly payment or a percentage of the tenants’ monthly revenue.

19.8.2     As a Lessee

The Company assesses at the inception of each contract whether it is, or contains, a lease in accordance with IFRS 16. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration; such contracts qualify as leases under IFRS 16.

As a lessee, the Company recognizes, at the lease commencement date, a right-of-use asset and a lease liability, except for short-term leases (with a term of less than 12 months) and leases of low-value assets, for which payments are recognized as an expense on a straight-line basis over the lease term.

Initial Measurement

The lease liability is initially measured at the present value of lease payments that have not been paid as of the lease commencement date, discounted using the rate implicit in the lease, if this can be easily determined; otherwise, the Company’s incremental borrowing rate is used.

The lease payments included in the measurement of the liability comprise:

•	Fixed payments (including payments that are fixed in substance);

•	Variable payments that depend on an index or rate, measured using the index or rate in effect on the commencement date;

•	Amounts expected to be paid under residual value guarantees;

•	The exercise price of a call option when it is reasonably certain that it will be exercised;

and

•	Penalty payments arising from early termination of the lease, if the term reflects the exercise of such an option.

The right-of-use asset included in the measurement comprises:

•	The initial amount of the lease liability;

•	Lease payments made before or on the lease commencement date, less any incentives received;

•	Initial direct costs; and

•	Estimates of costs to dismantle or restore the asset, when applicable.

Determination of the incremental cost of capital

The incremental cost of capital is the interest rate the Company would have to pay to obtain financing for a similar term and with similar collateral to acquire an asset of comparable value to the right-of-use asset in a similar economic environment.

To determine this rate, the Company considers its credit risk profile, the lease term, the contract currency, and the economic environment in which it operates.

Subsequent Measurement

Subsequently, the lease liability is increased by accrued interest and decreased by payments made. The liability is remeasured when:

•	There is a change in future payments resulting from changes in an index or rate;

•	The lease term is modified;

•	The assessment regarding the exercise of purchase, renewal, or termination options changes; or

•	The lease agreement is amended.

The right-of-use asset is depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset, unless the Company has reasonable certainty that it will exercise a purchase option, in which case it is depreciated over the useful life of the asset.

ASUR Commercial’s subsidiaries have recognized a right-of-use asset for the LAX and JFK T8 lease agreements in accordance with IFRS 16 due to the characteristics of the agreements, given that they contain fixed terms. The minimum lease payments are determined as shown below.

LAX:

The greater of: the result of multiplying the square feet of the leased spaces by a base rate of either USD$0.210 or USD$0.240 (defined in the contract based on each terminal), which must be adjusted annually for inflation; or 85% of the “rental percentage,” which is determined based on a percentage of the previous year’s total revenue (defined in the contract for each terminal) minus fixed expenses (allocation of improvements to premises by the airport authority and the management fee) as defined in the contract.

JFK T8:

The greater of a minimum rent of USD$30,000, which must be adjusted annually for inflation; or 85% of the previous year’s revenue.

ORD and JFK T1:

Based on IFRS 16, the Company did not recognize a lease right-of-use for these contracts because the negotiated lease terms provide for: a) a minimum rent based on minimum passenger traffic, and b) a variable component calculated as a variable percentage of the previous year’s revenue. As of December 31, 2025, the Company has not made any minimum payments because it has not reached the passenger volume specified in the contract; therefore, it has made only variable payments. Consequently, all rent is considered variable.

As of December 31, 2025, the Company identified the following favorable and unfavorable conditions in the lease agreements, such as retroactive rent adjustments, penalties, early termination rights, and maintenance obligations; these conditions have been implicitly factored into the contractual cash flows used for the initial measurement of the right-of-use asset.

19.9        Land, Furniture, and Equipment

Items of furniture and equipment are recognized at cost less accumulated depreciation. Cost includes expenses directly attributable to the acquisition of these assets and all expenses related to bringing the asset to the location and in the condition necessary for it to operate as intended by the Company.

Land is recognized at cost and is not depreciated. Depreciation of other property, plant, and equipment items is calculated using the straight-line method to allocate their cost to their residual value over their estimated useful lives. The useful lives of property, plant, and equipment as of the acquisition date are as follows:

	December 31,
	2025	2024
Office equipment	10 to 20%	10 to 20%
Machinery and equipment	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Leasehold improvements	10%	10%

The residual values, useful lives, and depreciation methods of the assets are reviewed and adjusted, if necessary, on an annual basis.

19.10     Investment properties

Right-of-use assets arising from leased properties that meet the definition of investment property are measured at fair value. For properties measured at fair value, the market value adopted by the Company is determined based on appraisals conducted by qualified independent external experts, who value the Company’s terminals as of June 30 and December 31 of each year.

The data and assumptions used to determine the fair value of investment properties in accordance with IAS 40 are not the same as those used to determine lease liabilities in accordance with IFRS 16 for the same contracts, resulting in a fair value for the investment properties that is higher than that of the lease liabilities.

The Company used the Discounted Cash Flow (DCF) method within the income capitalization approach to determine the fair value of each leasehold interest, specifically the future revenues for Los Angeles (LAX), Chicago (ORD), and New York (JFK T1 and JFK T8), as well as the following assumptions: Operating and capital expenditures were projected based on historical operating figures and projections. We discounted the projected cash flows for each operating lease using an appropriate discount rate. The cash flow for each lease extends from the Valuation Date to the expiration date of the operating lease.

Gains or losses arising from changes in the fair value of investment properties are recognized directly in income for the fiscal year in which they are generated.

19.11     Intangible Assets

19.11.1  Concessions

The airports that are part of the Company conducted an analysis of the criteria that must be considered to determine whether they fall within the scope of IFRIC 12:

a.            The grantor controls or regulates which services the operator must provide using the infrastructure, to whom they must be provided, and at what price;

•	The grantor does not need to have complete control over the price; it is sufficient that the price be regulated by the grantor, the contract, or the regulator;

•	The grantor can control the price through a cap mechanism, and

•	The price can range from fixed-price arrangements to those based on a formula up to a maximum price.

b.             The grantor controls, through ownership, the right to benefits, or otherwise, any significant residual interest in the infrastructure at the end of the agreement’s term.

Taking the foregoing into consideration, these criteria apply to each of the Company’s concessions; therefore, their measurement and determination are considered to fall within the scope of IFRIC 12. Additionally, at the end of all concessions, all assets become the property of the country in which the concession is located.

Within the scope of IFRIC 12, the respective assets may be classified as:

•              Financial assets: when the grantor establishes an unconditional right to receive cash flows or other financial assets regardless of users’ use of the public service.

•              Intangible assets: only when the relevant contracts do not establish a contractual right to receive cash flows or other financial assets from the grantor, regardless of users’ use of the public service. Airport concessions have been classified within the scope of IFRIC 12 as intangible assets because they meet the criteria outlined above, and no financial assets have been recognized.

Mexico

The rights to use Mexican airport facilities and the airport concessions include the acquisition of the nine airport concessions and the acquired rights.

Amortization of the concessions in Mexico is calculated using the straight-line method over the estimated useful life of the concessions (original term of 50 years beginning November 1, 1998), which is 27 years as of December 31, 2025.

Aerostar

The intangible asset consists of rights to the airport concession, plus costs related to improvements to the airport infrastructure, and is recognized net of accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method over the term of the Agreement (40 years); 28 years as of December 31, 2025.

Airplan

In the case of Airplan, the right granted by Concession Agreement No. 8000011-OK and Public Tender No. 10000001OL2010, respectively, is recorded as an intangible asset. Through these agreements, the grantors assign to the Company the corresponding regulated and unregulated revenues from each of the airports covered by the concession.

In turn, borrowing costs related to construction-in-progress are included in the intangible asset.

The intangible asset resulting from the recognition and discounting of the estimated contract revenues was amortized on a straight-line basis until the year in which the full return on investment is deemed to be secured. Amortization is recognized in income for the period.

The useful life for amortization was determined as the duration of the concession, and amortization is calculated on a straight-line basis over the years in which the Company expects to recover the expected revenue from its financial model. The minimum term of the concession is through 2015; however, in accordance with the supplementary work performed and the comparison of expected revenue against actual revenue generated, the concession will have a minimum useful life through fiscal year 2032; however, based on notifications from the regulator and updated financial information as of the end of fiscal year 2025, it is estimated that the regulated revenue generated by Airplan will equal the expected regulated revenue in fiscal year 2027; and in accordance with the provisions of Clause 7 and Sections 10.2 and 10.8 of the concession agreement, as of that date, Airplan will retain only the right to receive unregulated revenue during the remaining term of the contract, which is scheduled to expire no earlier than 2032. In light of these operating conditions, it was necessary to adjust the amortization method applied through 2024 in order to adequately reflect the new pattern of consumption of the future economic benefits of the concession, in accordance with the provisions of IAS 38, IFRIC 12, and IAS 36.

The Company has determined that the concession’s intangible asset should be segregated into two components for amortization purposes:

Regulated component: This corresponds to the right to receive regulated revenue through 2027. Since the benefits associated with this component will be fully exhausted by that date, its amortization will be recognized on an accelerated basis through 2027, reflecting the consumption of the future economic benefits derived from those rights.

Unregulated component: This represents the right to receive unregulated revenue derived from commercial activities and complementary services. This component will be amortized on a straight-line basis through 2032, the date on which the concession contract expires and the generation of future economic benefits ceases.

19.11.2  Licenses, Direct Commercial Operation (ODC), and Commercial Rights

These are recognized at cost less accumulated amortization and recognized impairment losses. They are amortized on a straight-line basis over their estimated useful lives, determined based on the expectation of future economic benefits, and are subject to impairment testing when indications of impairment are identified. The useful lives are linked to the useful lives of the concessions (see Note 19.11.1).

The estimated remaining useful lives as of December 31, 2025, are as follows:

Mexico Licenses	23 years
ODC Mexico	23 years
Commercial Rights Aerostar	27 years
Commercial rights Airplan	1 year

19.11.3  Goodwill

Goodwill represents the excess of the acquisition cost of a subsidiary over the Company’s share of the fair value of the identifiable net assets acquired, determined as of the acquisition date, and is not subject to amortization. Goodwill is presented separately in the consolidated statement of financial position and is recognized at cost less accumulated impairment losses, which are not reversed. Gains or losses on the disposal of an entity include the carrying amount of goodwill related to the sold entity.

19.11.4  Intangible assets acquired in a business combination

When an intangible asset is acquired in a business combination, it is recognized at its fair value as of the acquisition date. Subsequently, intangible assets acquired in a business combination, such as commercial rights, are recognized at cost less accumulated amortization and accumulated impairment losses. See Note 19.11.2 for the useful lives of these rights.

19.12     Impairment of Assets

Goodwill and intangible assets with indefinite useful lives are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that they may be impaired. Other assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows that are largely independent of the cash flows of other assets or the Company’s assets (cash-generating units). Impaired non-financial assets other than goodwill are reviewed to determine a possible reversal of the impairment at the end of each reporting period.

19.13     Accounts Payable

Accounts payable are obligations to creditors for purchases of goods or services acquired in the normal course of the Company’s operations. When payment is expected within one year or less from the balance sheet date, they are classified as current liabilities. Otherwise, they are classified as noncurrent liabilities.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

19.14     Bank Loans and Long-Term Debt

Loans from financial institutions and long-term debt are initially recognized at fair value, net of transaction costs. These borrowings are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the term of the borrowing, using the effective interest method.

19.14.1  Debt Restructuring

If the renegotiation results in the derecognition of the original liability because the 10% test is exceeded, the original liability is derecognized and any difference is recognized in earnings when the renegotiation occurs.

If the renegotiation does not result in the derecognition of the financial liability, the present value of the new cash flows of the financial liability is calculated, discounted at the original effective interest rate; any difference between the discounted value and the carrying amount is recognized in income, and the effective interest rate is adjusted prospectively to include the new costs and fees.

19.14.2  Borrowing Costs

Specific and general borrowing costs directly attributable to the construction of qualifying assets are capitalized during the period of construction and preparation of the asset for use. Qualifying assets are those that require a substantial period of time to be ready for use (generally more than one year). Interest income earned on temporary investments made with funds from specific loans that will be used for the construction of qualifying assets is deducted from the financing costs eligible for capitalization.

The capitalization of borrowing costs in foreign currency that give rise to interest and foreign exchange losses is limited to the amount of interest that a loan in local currency with similar terms would have generated.

19.15     Discharge of Financial Liabilities

The Company derecognizes financial liabilities if, and only if, the Company’s obligations are fulfilled, settled, or expire.

19.16     Provisions

Provisions for liabilities represent a present legal obligation or an obligation assumed as a result of past events, where an outflow of resources is probable to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of money and the specific risk of the obligation. The increase in the provision resulting from the passage of time is recognized as interest expense.

When similar obligations exist, the probability of an outflow of economic resources to settle them is determined by considering them as a whole. In such cases, the provision thus estimated is recognized even if the probability of a cash outflow with respect to a specific item within the group is remote.

19.17     Deferred Income Tax and Income Tax on Dividends

Income tax expense comprises current and deferred taxes. The tax is recognized in the consolidated income statement, except when it relates to items recognized directly in other components of comprehensive income or in stockholders’ equity. In this case, the tax is also recognized in other components of comprehensive income or directly in stockholders’ equity, respectively.

Deferred income tax is accounted for using the liability method with a comprehensive approach, which involves recognizing a deferred tax liability for all temporary differences between the carrying amounts and tax bases of assets and liabilities that are expected to reverse in the future, at the enacted tax rates as of the date of the consolidated financial statements. See Note 15(a).

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deferred tax liabilities can be utilized.

Deferred income tax asset and liability balances are offset when each entity has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to the same tax authority.

The current income tax expense is calculated based on the tax laws in effect in Mexico as of the date of the consolidated statement of financial position.

The income tax liability consists of corporate income tax (ISR), which is recognized in income for the year in which it is incurred. This is based on taxable income.

To determine the ISR, the applicable rate in Mexico for 2025 and 2024 was 30%; the applicable rate for Airplan under Colombian law for 2025 and 2024 was 35%; the applicable rate for Aerostar, in accordance with Puerto Rican law for 2025 and 2024, was 10%, and the applicable rate for ASUR Airports, in accordance with U.S. law for 2025, was 21%.

Deferred income tax on temporary differences arising from investments in subsidiaries is recognized, except when the Company controls the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the near future.

Aerostar and Airplan have retained earnings that, if paid out as dividends, would be subject to tax (see Note 15). Effective January 1, 2024, the Company recognizes a deferred tax liability due to a taxable temporary difference arising from the accumulated earnings of Aerostar and Airplan. As of December 31, 2025, the balance of deferred income tax recognized by Cancún Airport on the untaxed retained earnings from Aerostar, Airplan, and ASUR US Commercial amounts to $485,935.

19.18     Stockholders’ Equity

Stock capital, capital reserves, and retained earnings are stated at historical cost. Capital reserves consist of a legal reserve and a reserve for the repurchase of treasury stock.

19.19     Basic and Diluted Earnings Per Share

Basic earnings per share are calculated by dividing the income attributable to the controlling interest ($10,488,903 and $13,551,429) by the weighted average number of shares outstanding during 2025 and 2024. For the periods from January 1 to December 31, 2025, and 2024, the number of shares was 300 million. Basic earnings per common share for 2025 and 2024 were $34.96 and $45.17, respectively, expressed in pesos. Diluted earnings per share are equal to basic earnings per share.

19.20     Segment Financial Information

Segment information is presented consistently with the internal reports provided to senior management responsible for operational decision-making, which is the body responsible for making operational decisions, allocating resources, and evaluating the performance of the operating segments.

The Company determines and evaluates the performance of its airports (operating income) on an individual basis, after considering the allocation of personnel costs and other costs of “Servicios,” which is the Company’s subsidiary in Mexico that employs certain Company employees. The performance of “Servicios” is determined and evaluated separately by the Company. All airports provide substantially the same services to their customers. Note 2 presents financial information regarding the Company’s segments, which includes Cancún Airport and subsidiaries (Cancún), with Aerostar Airport Holdings (Aerostar), Sociedad Operadora de Aeropuertos Centro Norte (Airplan), ASUR US Commercial (ASUR US), Villahermosa Airport (Villahermosa), Mérida Airport (Mérida), and Services. The financial information for Servicios Aeroportuarios del Sureste, S. A. de C. V., RH Asur, S. A. de C. V., and that of the holding company (including the Company’s investment in its subsidiaries) has been aggregated and is included in the “Services” column. The remaining six airports are grouped in the “Others” column. The elimination of the Company’s investment in its subsidiaries is included in the Consolidation Adjustments column.

Resources are allocated to the segments based on the importance of each segment to the entity’s operations. Transactions between operating segments are recorded at fair value.

19.21     Revenue Recognition

The Company’s accounting policies for revenue from contracts with customers are explained in Note 3.

Note 20 - Financial Risk Management:

The Company is exposed to financial risks arising from changes in interest rates, exchange rates, price risk, liquidity risk, and credit risk. The Company maintains and manages its overall treasury and financial risk management operations through practices approved by the Company’s Executive Management and Board of Directors.

This note presents information regarding the Company’s exposure to each of the aforementioned risks, as well as the Company’s objectives, policies, and procedures for measuring and managing risk.

The main risks to which the Company is subject are:

20.1        Market Risks

20.1.1    Interest Rate Risk

The Company has bank loans to partially finance its operations. These transactions expose the Company to interest rate risk, with the primary exposure being to variable interest rates resulting from changes in the market reference rates used. Among the most significant loans is one from Santander Bank, which charges interest based on the one-day TIIEF rate plus 1.50 points and matures in 2027; BBVA Bancomer charges interest based on the 28-day TIIE rate plus an applicable margin of 1.35 points, maturing in 2029, and interest based on the 28-day TIIEF rate plus an applicable margin of 1.25 points, maturing in May 2027; and the loan from JPMorgan, which charges interest based on the 28-day TIIE rate plus an applicable margin of 0.75 points, maturing in May 2027. Despite the uncertainty caused by interest rates due to the risk of a rate hike, the Company has 17.8 times its short-term debt and loan obligations in cash.

20.1.2    Foreign Exchange Risk

The Company is exposed to risk primarily from changes in the value of the Mexican peso against the U.S. dollar. Historically, a significant portion of the Company’s revenue (derived primarily from fares charged to international passengers) is denominated in U.S. dollars; however, revenue is invoiced in pesos at the average exchange rate of the previous month, and cash flows are similarly collected in pesos. As of December 31, 2024, the Company held an investment totaling $1,537,688, which was sold on April 2 and May 15, 2025, respectively. (See Note 6.3).

As of December 31, 2025, and 2024, the Company is exposed to foreign exchange risk due to its monetary position, as shown below.

	December 31,
	2025	2024

	(Thousands of dollars)
Assets	$413,507	$627,768
Liabilities	(7,496)	(7,450)
Active hunting position	$406,011	$620,318

As of December 31, 2025, and 2024, the exchange rate was $18.00 and $20.79, respectively. If the currency had weakened by 10% in 2025 (5% in 2024) against the U.S. dollar, the Company would have recognized a monetary position gain at year-end of $365.4 million in 2025 (a monetary gain of $644.7 million in 2024). As of March 13, 2026, the date of this report, the exchange rate was $17.84.

20.1.3    Price Risk

The fare regulation system applicable to the Company’s airports in Mexico imposes maximum fares for each airport, which must not be exceeded on an annual basis. Maximum rates are the maximum annual amounts per unit of traffic (one passenger or 100 kilograms of cargo). If such a maximum rate were exceeded, the government authority could revoke one or more of the Company’s airport concessions in Mexico.

The Company regularly monitors and adjusts its revenue to ensure that its annual revenue does not exceed the limits established by the maximum rate. In the case of the Aerostar and Airplan concessions, no maximum limits have been established by the relevant government.

Concentrations

As of December 31, 2025, and 2024, approximately 56.5% and 61.3% of revenue, excluding revenue from construction services, was generated by operations at Cancún International Airport.

20.2        Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its funding requirements. The Company’s management has established policies, procedures, and authority limits governing the Treasury function. The Company’s Treasury is responsible for ensuring d liquidity and managing working capital to guarantee payments to suppliers, service debt, and fund operating costs and expenses.

To manage liquidity risk prudently, the Company maintains sufficient cash and marketable securities, as well as access to financing through an adequate number of credit facilities, to meet obligations as they fall due and to close out market positions. As of December 31, 2025, the Company had demand deposits of $11,116,335 ($20,083,457 in 2024), and as of December 31, 2025, two credit lines available as of December 31, 2025, and 2024 in the amount of USD $20,000 (approximately $360,024) and USD $10,000 (approximately $180,012), respectively, to manage liquidity risk; as of December 31, 2025, the Company had not drawn on these credit lines. Due to the current dynamic and uncertain environment, the Company’s treasury department maintains flexibility in financing by preserving availability under credit lines.

The Company’s management monitors changes in the Company’s liquidity reserve (which includes unused credit lines) and cash and cash equivalents based on expected cash flows. This is generally carried out at the country level for each of the Company’s operating entities in accordance with established practices and limits. These limits vary by country to account for the liquidity of the market in which the entity operates. In addition, the Group’s liquidity management policy involves projecting cash flows in the major currencies and determining the level of liquid assets needed to meet them, monitoring the liquidity ratios on the statement of financial position against internal and external regulatory requirements, and maintaining debt financing plans.

The following table shows the liquidity position for each of the countries in which the Company operates.

December 31, 2025

	Cash and cash equivalents	Total Debt	Short-term debt	Long-term debt	Short-term lease liabilities	Long-term lease liabilities
Mexico	$8,452,666	$18,199,671	$72,513	$18,127,158	$7,120
Aerostar	323,859	8,869,864	405,494	8,464,370
Airplan	1,914,646	417,028	147,843	269,185
ASUR Airports	425,164				1,387,861	$6,720,103
Total	$11,116,335	$27,486,563	$625,850	$26,860,713	$1,394,981	$6,720,103

December 31, 2024
					Liabilities for	Liabilities for
	Cash and		Short-term debt	Long-Term	Leases	Leases
	equivalents	Total Debt	term	term	short-term	long-term
Mexico	$15,868,354	$2,423,495	$685,490	$1,738,005	$22,496
Aerostar	850,723	10,507,887	443,814	10,064,073
Airplan	3,364,380	428,074	2,226	425,848
Total	$20,083,457	$13,359,456	$1,131,530	$12,227,926	$22,496	$-

The table below presents an analysis of the Company’s financial liabilities, categorized by the period between the date of the consolidated statement of financial position and their maturity dates, and includes undiscounted contractual cash flows.

As of December 31, 2025	Less than and 3 months	3 months and one year	Between 1 and 2 years	Between 2 5 years
Bank loans and interest	$371,975	$1,121,984	$17,497,589	$2,037,150
Long-term debt	373,370	380,934	767,626	2,281,367
Suppliers	624,413
Accounts payable and accrued expenses	1,502,904
Lease liabilities	351,412	1,054,236	865,612	2,596,836

As of December 31, 2024	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years
Bank loans and interest	$97,469	$891,336	$369,518	$2,418,340
Long-term debt	425,793	432,923	871,003	2,605,601
Accounts Payable	325,701
Accounts Payable and Accrued Expenses	1,305,959
Lease liabilities	22,496

As of December 31, 2025, and 2024, the amount of undiscounted contractual cash flows associated with maturities exceeding 5 years of long-term debt, including interest, amounts to $8,845,977 and $11,129,662, respectively.

As of December 31, 2025, the amount of undiscounted contractual cash flows associated with lease liabilities maturing in more than 5 years amounts to $6,492,092.

The following table shows the Company’s short-term liquidity as of the dates indicated:

	December 31,
	2025	2024
Current assets	$17,877,787	$25,656,011
Current liabilities	5,903,180	5,887,006
Short-term position (liquidity)	$11,974,607	$19,769,005

20.3 Credit Risk - Credit Quality

Financial instruments that are potentially subject to credit risk consist primarily of accounts receivable. Revenue from passenger fares is unsecured, and the Company faces the risk of being unable to collect the full amount invoiced in the event of insolvency on the part of its customers, i.e., an airline. The Company conducts frequent reviews of its financial instruments and performs impairment assessments on them. See Note 6.2.

In 2023, Airplan’s customers Viva Air and Ultra Air reported substantial losses. In addition, revenue from passenger fees received from the Company’s major airline customers, and the balance as of December 31, 2025, and 2024 amounts to $21,624 and $26,514, respectively, not all of which are secured by a bond or other type of guarantee. Therefore, in the event of insolvency on the part of any of the airlines, the Company would have no certainty of collecting the full amounts invoiced to the airlines for passenger fees. On July 1, 2025, a court order declared the $13.6 thousand receivable from Viva Air and the $7.8 thousand receivable from Ultra Air uncollectible.

In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company $128,000 in passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company increased its allowance for uncollectible accounts by $128,000 at the time. It is possible that the Company will not be able to collect this amount. See Note 6.2.

The Company operates under three billing arrangements with airlines:

a.            Credit, consisting primarily of airlines with which the Company has a history of frequent and stable flights;

b.            Advance payments, consisting of airlines with reasonably stable flights or those in the route or destination exploration phase; and

c.            The cash payment scheme, consisting of charter flights and airlines with new flights.

With this segmentation, the Company reduces its credit risk because the airlines operating under schemes (b) and (c) do not have accounts receivable.

Cash and cash equivalents are not subject to credit risk, as the amounts are held at sound financial institutions; likewise, investments are subject to negligible risk, as they are backed by the federal government or institutions with high AAA market ratings.

Investments in securities are not subject to credit risk, as the amounts are held at a sound financial institution with a high AAA market rating.

20.4        Capital Management

The Company’s objective regarding capital management is to safeguard its ability to continue as a going concern, in order to provide returns to shareholders and benefits to other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

These activities are monitored by reviewing information related to the Company’s operations and the industry. This effort is coordinated by senior management. Through a planning model, detailed simulations of identified risks are developed as soon as they are known; the identified risks are assessed in terms of probability and impact, and presented to the appropriate authorities. The results of all these activities are disclosed to the market through 20-F reports, the consolidated annual report, and quarterly reports by an Investment Committee that analyzes, among other things, financial risks.

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. As of December 31, 2025, and 2024, the Company’s management continues to have a reasonable expectation that the Group has adequate resources to continue operations for at least the next twelve months and that the going-concern accounting basis is appropriate.

20.5        Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, in accordance with IFRS 13 Fair Value Measurement.

i.              Financial Assets and Liabilities

As of December 31, 2025, and 2024, the Company does not hold any financial instruments measured at fair value that are presented separately in the consolidated statement of financial position. Financial assets and liabilities, including bank loans and long-term notes, are primarily recognized and measured at amortized cost, in accordance with the Group’s accounting policies.

The fair value of these financial instruments carried at amortized cost is determined using valuation techniques based on observable market information; therefore, they are classified within Level 2 of the fair value hierarchy in 2025 and 2024.

However, the Group holds an interest in an associate, ASUR Dominicana, whose carrying amount is determined using the equity method in accordance with IAS 28. This investment includes a financial asset corresponding to a right to recover the investment, which qualifies as a financial instrument measured at fair value. The effect of this measurement is incorporated into the carrying amount of the investment accounted for using the equity method and is not presented separately as a financial asset in the consolidated statement of financial position.

ii.             Investment Properties

Effective fiscal year 2025, the Group recognizes investment properties in accordance with IAS 40 Investment Property. These properties consist primarily of right-of-use assets held to earn rental income and are subsequently measured at fair value, in accordance with the Group’s accounting policy.

The fair value of investment properties is determined based on generally accepted valuation techniques, using assumptions that reflect market conditions as of the measurement date, such as discount rates, cash flow projections, occupancy levels, and contract terms. Gains or losses arising from changes in the fair value of investment properties are recognized directly in income for the period in which they arise.

iii.            Fair Value Hierarchy

The Company classifies fair value measurements using a hierarchy that prioritizes the inputs used in valuation techniques, as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-based valuations where all significant inputs are observable in active markets.

Level 3: Inputs for the asset or liability that are not based on observable market data (i.e., unobservable data).

The fair value of financial instruments traded in active markets is based on quoted market prices as of the closing date of the consolidated statement of financial position. A market is considered active if quoted prices are readily and regularly available through a stock exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices currently and regularly reflect arm’s-length market transactions. The quoted price used for the Company’s financial assets is the current bid price. For disclosure purposes, the fair value measurement of investment properties is classified within Level 3 of the fair value hierarchy, since the valuation techniques used rely on significant assumptions that are not directly observable in the market.

For disclosure purposes, the fair value measurement of investment properties is classified within Level 3 of the fair value hierarchy, since the valuation techniques used rely on significant assumptions that are not directly observable in the market.

Note 21 - Critical Accounting Judgments and Key Sources of Uncertainty in Estimates:

In applying accounting policies, the Company’s management must make judgments, estimates, and assumptions regarding the carrying amounts of assets and liabilities. The related estimates and assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

Critical Accounting Estimates

Significant information regarding assumptions and estimation uncertainties recognized in the consolidated financial statements is described below:

21.1        Revenue.

21.2        Useful life of the Airplan concession.

21.3        Impairment testing of intangible assets, the airport concession, and goodwill.

21.4        Fair value of investment properties.

21.1        Revenue

As mentioned in Note 20.1.3, the Company regularly monitors and adjusts its revenue to ensure it does not exceed the maximum rate limits at each of the airports the Company operates in Mexico, which is the maximum annual amount of revenue per unit of traffic that the Company may receive and, therefore, recognize for the services provided, the prices of which are regulated.

If the Company were to recognize revenue in excess of this maximum rate, the authority could revoke one or more airport concessions; consequently, the Company regularly monitors regulated revenue in Mexico to ensure it does not exceed this limit. Applying the procedure established in the concession agreements to determine maximum rates and obtaining the necessary data are complex processes. The data used in the determination include passenger traffic and cargo statistics, as well as variables included in the calculation such as the National Producer Price Index excluding oil, authorized airport service rates, and the Airport Usage Fee.

21.2        Term of the Airplan Concession

The term of the contract extends from the date the commencement of performance agreement is signed until the date on which any one of the following events occurs:

•	That the regulated revenue generated equals the expected regulated revenue, provided that provided that, by that time, 15 years have elapsed from the date of signing the commencement of performance agreement.

•	25 years have elapsed from the date the commencement of performance certificate was signed, regardless of whether, by that time, the generated regulated revenue has not equaled the value of the expected regulated revenue.

•	If the generated regulated revenue equals the expected regulated revenue before 15 years have elapsed from the date the commencement of performance certificate was signed, the duration of the contract’s performance shall, in any case, be 15 years.

It should be noted, for the purposes of expected regulated revenue as defined in the concession agreement, that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor. The useful life for amortization was determined as the duration of the concession, and amortization is calculated on a straight-line basis over the years in which the Company expects to recover the expected revenue from its financial model. The initial minimum term of the concession was through 2022; however, in light of the complementary works completed and the comparison of expected regulated revenue against actual revenue generated, the concession will have a minimum useful life through fiscal year 2032, and in accordance with legal terms, the concession may be extended through 2048.

The Company conducted a sensitivity analysis based on notifications from the regulator and financial information updated as of the end of fiscal year 2025. It is estimated that the regulated revenue generated by Airplan will equal the expected regulated revenue in fiscal year 2027, and in accordance with the provisions of clause seven and sections 10.2 and 10.8 of the concession agreement, as of that date, Airplan will retain only the right to receive unregulated revenue for the remainder of the contract, which is scheduled to expire no earlier than 2032. In light of these operating conditions, the Company was required to adjust the amortization method applied through fiscal year 2024 in order to adequately reflect the new pattern of consumption of the future economic benefits of the concession, in accordance with the provisions of IAS 38, IFRIC 12, and IAS 36.

The Company has determined that the concession’s intangible asset should be segregated into two components for amortization purposes:

Regulated component: This corresponds to the right to receive regulated revenue through 2027. Since the benefits associated with this component will be fully exhausted by that date, its amortization will be recognized on an accelerated basis through 2027, reflecting the consumption of the future economic benefits derived from those rights.

Unregulated Component: This represents the right to receive unregulated revenue derived from commercial activities and complementary services. This component will be amortized on a straight-line basis through 2032, the date on which the concession agreement expires and the generation of future economic benefits ceases. It is not practicable to reliably estimate the exact impact on future periods.

As of December 31, 2025, and 2024, total expected revenue, taking into account the additional construction work, amounts to $15,380,997 and $13,081,476, respectively.

21.3        Impairment Testing of Intangible Assets, Airport Concession, and Goodwill

Intangible assets and the airport concession are tested for impairment whenever events or changes in circumstances indicate that the value of the intangible assets may be impaired, and at least once a year in the case of goodwill. To determine whether the value of the intangible assets and goodwill has been impaired, the cash-generating unit to which the intangible assets and goodwill relate must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, and market data. This is described in greater detail in Note 9.1. As can be inferred from this description, changes in the conditions underlying these judgments and estimates may significantly affect the assessed value of intangible assets and goodwill.

21.4        Fair Value of Investment Properties

The fair value of investment properties is determined primarily using the discounted cash flow method, based on projections of future cash flows, which are supported by the terms of existing leases and external information, such as rental rates for comparable properties in the same areas and under similar conditions. Discount rates reflecting current market conditions are used, and an assessment of the uncertainty associated with the amount and timing of these expected cash flows is incorporated.

Sensitivity

For fiscal year 2025, if the discount rate applied to the cash flow projections for investment projections were to change by +1% or -1%, fair value would have decreased by $781,638 and increased by $646,182, respectively.

Note 22 - Statement of Cash Flows:

As of December 31, 2025, and 2024, the analysis of net debt and changes in net debt is presented below:

	Debt		Bank loans
	2025	2024	2025	2024
Short-term debt (Note 13)	$405,494	$443,814
Short-term bank loans (Note 12)			$220,356	$687,716
Long-term bank loans (Note 12)			18,396,343	2,163,853
Long-term debt (Note 13)	8,464,370	10,064,073
Balances as of December 31	$8,869,864	$10,507,887	$18,616,699	$2,851,569
Net debt balances as of January 1	$10,507,887	$8,748,247	$2,851,569	$3,476,523
Interest Accrued	549,669	545,977	887,103	252,892
Loan taken out			21,065,000
Interest payments	(536,682)	(516,894)	(834,434)	(421,261)
Principal payments	(263,130)	(224,914)	(5,175,000)	(538,712)
Unamortized fees			(187,842)
Foreign exchange fluctuation	(1,387,880)	1,955,471	10,303	82,127
Balances as of December 31	$8,869,864	$10,507,887	$18,616,699	$2,851,569

Note 23 - Subsequent Events:

On January 26, 2026, the Company’s Shareholders’ Meeting approved the potential acquisition of shares in Companhia de Participações em Concessões (CPC), which holds equity interests in twenty airports with concessions in Brazil, Ecuador, Costa Rica, and Curaçao; the Company plans to finance the transaction primarily through debt. As of the date of this report, the transaction has not yet been completed.

Note 24 - Authorization of the Financial Statements:

The consolidated financial statements and their twenty-four notes are an integral part of the consolidated financial statements, which were authorized and proposed for issuance to the Board of Directors by Adolfo Castro Rivas, CEO of Grupo Aeroportuario del Sureste, S.A.B. de C.V.

INFORMATION STATEMENT ON INTERNALIZATION

July 13, 2026

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Bosque de Alisos 47-A, 4th Floor

Bosques de las Lomas Neighborhood, Cuajimalpa de Morelos

ZIP Code 05120, Mexico City, Mexico

Markets where it is listed: Bolsa Mexicana de Valores, S.A.B. de C.V. and New York Stock Exchange

Ticker Symbol on the BMV: ASUR

Ticker Symbol on the NYSE: ASR

ASUR is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from compliance with the proxy rules set forth in the U.S. Securities Exchange Act of 1934. The English version of this document is provided solely for informational purposes and to comply with the disclosure obligations provided under such legislation.